Exhibit 99(a)

The First American Corporation

1 First American Way

Santa Ana, California, 92707-5913

Tel: (800) 854-3643 Fax: [—]

[—], 2009

Dear Fellow Shareholder:

I am pleased to inform you that the board of directors of The First American Corporation (“First American”) has approved the distribution of all of the shares of common stock of First American Financial Corporation (“FinCo”) to the shareholders of First American.

As a result of the distribution, First American’s shareholders will own all of the outstanding shares of FinCo and will continue to own all of the shares of First American. First American following the distribution, which we refer to as the “Information Company” or “InfoCo”, will continue to operate the information solutions businesses of First American. The Information Company will change its name to [—] and will change the symbol under which its common shares are listed on the New York Stock Exchange from “FAF” to “[—].” FinCo will adopt First American’s stock symbol after the distribution and have its common stock listed on the New York Stock Exchange under the symbol “FAF.”

Following the distribution, FinCo will own and operate First American’s financial services businesses, which consist primarily of First American’s current title insurance and services segment and its specialty insurance segment, as well as its title plant management business. The Information Company will own and operate First American’s information solutions businesses, which consist primarily of First American’s information and outsourcing solutions, data and analytic solutions and loss mitigation and business solutions segments.

The distribution of shares of common stock of FinCo will occur on [—], 2010, by way of a pro rata dividend to First American’s shareholders. Each First American shareholder will be entitled to receive [—] shares of FinCo common stock for each common share of First American held by such shareholder at the close of business on [—], the record date for the distribution. The dividend will be issued in book-entry form only, which means that no physical share certificates will be issued. Cash will be issued in lieu of any fractional shares of common stock of FinCo you would have otherwise received.

Our board of directors believes that creating independent, focused companies will ultimately create value for our shareholders because it is the most effective way to manage our businesses. It should also facilitate investor understanding of our businesses.

Shareholder approval of the distribution is not required, nor are you required to take any action to receive your shares of FinCo common stock. Following the distribution, you will own common stock in both FinCo and the Information Company. The enclosed information statement, which is being mailed to all First American shareholders, describes the distribution of FinCo common stock in detail and contains other important information about FinCo. We urge you to read the information statement carefully.

I want to thank you, at this exciting time, for your support of First American and for your continued support of FinCo and InfoCo.

Yours sincerely,

/S/ PARKER S. KENNEDY
Parker S. Kennedy
Chairman and Chief Executive Officer
The First American Corporation

[Insert First American Financial Corporation Logo]

[Insert First American Financial Corporation Letterhead]

[—], 2009

Dear First American Financial Corporation Stockholder:

It is our pleasure to welcome you as a stockholder of our new company, First American Financial Corporation. We expect to adopt First American’s stock symbol after the distribution and have our common stock listed on the New York Stock Exchange under the symbol “FAF.”

Following First American’s distribution of shares of our common stock to you, First American Financial will be an independent, publicly traded company. This independence enhances our ability to focus on the objectives and strategic needs of our businesses and enables our stockholders to better understand our company. It also facilitates our efforts to more closely align the interests of our employees with the interests of our stockholders by enabling us to offer our employees incentive opportunities more directly linked to the performance of the financial services businesses. In pursuing this effort we have a single goal—creating long-term value for our stockholders.

We invite you to learn more about our company and the distribution by reviewing the enclosed information statement.

First American Financial inherits the rich and successful history of First American’s financial services businesses. We look forward to this new chapter and thank you for your support.

Very truly yours,

/S/ DENNIS J. GILMORE
Dennis J. Gilmore
Chief Executive Officer
First American Financial Corporation

INFORMATION STATEMENT

[Insert First American Financial Corporation Logo]

COMMON STOCK

(par value $0.00001 per share)

On January 15, 2008, First American announced that its board of directors had approved a plan to separate First American into two independent, publicly traded companies: one, First American Financial Corporation or “FinCo” will be comprised of First American’s financial services businesses and the other, the remaining “Information Company” or “InfoCo” will be comprised of its information solutions businesses. First American intends to accomplish this separation through the distribution to its shareholders of all shares of FinCo common stock. The Information Company will change its name to [—] following the distribution and also change the symbol under which its common shares are listed on the New York Stock Exchange from “FAF” to “[—].” We anticipate that the distribution will be tax-free for U.S. federal income tax purposes.

On [—], the distribution date, each First American shareholder will receive [—] shares of FinCo common stock for each common share of First American held at the close of business on [—], the record date for the distribution, and First American will cease to own any shares of FinCo common stock. Accordingly, immediately following the distribution, First American shareholders will own 100% of the outstanding common stock of FinCo. You will not be required to make any payment or surrender or exchange your First American common shares to receive your shares of our common stock. In addition, no shareholder vote is required for the separation to occur. First American is not asking you for a proxy.

We are sending you this information statement to describe the effects of FinCo’s separation from InfoCo. We expect the distribution to occur on [—]. Effective as of that date, our transfer agent will distribute shares of our common stock to each eligible holder of First American common shares by crediting book-entry accounts with that holder’s proportionate number of whole shares of common stock. Eligible holders will receive a cash payment in lieu of any fractional interest in our common stock.

Prior to the effective date and in connection with the separation, First American will issue to FinCo and our principal title insurance subsidiary a number of shares that will result collectively in FinCo and such subsidiary owning approximately $250 million of InfoCo’s issued and outstanding common shares following the distribution. We expect to dispose of these shares within five years following the separation.

The trading market for FinCo’s common stock has not yet been established. We expect, however, that a limited market for its common stock, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution. FinCo will adopt First American’s stock symbol after the separation and have its common stock listed on the NYSE under the symbol “FAF.”

As you review this information statement, you should carefully consider the matters described in the “Risk Factors” section.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this information statement is [—].

i

INTRODUCTION

On January 15, 2008, First American announced that its board of directors had approved a plan to separate First American into two independent, publicly traded companies: one comprised of First American’s financial services businesses and one comprised of its information solutions businesses. The separation will occur through the distribution to First American shareholders of all of the common stock of First American Financial Corporation, which we refer to as FinCo, the subsidiary of First American that holds or will hold, through its respective subsidiaries, the assets and liabilities of the financial services businesses.

On [—], the distribution date, each First American shareholder will receive [—] shares of FinCo common stock for each common share of First American held at the close of business on the record date and First American will cease to own any shares of FinCo common stock. Immediately following the distribution, First American’s shareholders will own 100% of the outstanding common stock of InfoCo and FinCo. You will not be required to make any payment or surrender or exchange your First American common shares to receive your shares of FinCo common stock. Eligible holders will receive a cash payment in lieu of any fractional interest in our common stock.

After the separation, if you have questions relating to the separation or your FinCo shares, you can contact us directly. Our contact information is:

First American Financial Corporation

Investor Relations

1 First American Way

Santa Ana, California 92707

Telephone: (714) 250-4264

Facsimile: (714) 250-3151

www.firstam.com

After the separation, you can also contact the Information Company with any questions. The Information Company’s contact information will be:

The First American Corporation

Investor Relations

4 First American Way

Santa Ana, California 92707

Telephone: (714) 250-3504

Facsimile: (714) 250-6923

[website]

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SUMMARY

This summary highlights information contained in this information statement relating to FinCo and the FinCo common stock being distributed to the First American shareholders. You should read the entire information statement, including the risk factors, historical combined financial statements, unaudited pro forma condensed combined financial statements and the respective notes to those historical and pro forma financial statements.

Except as otherwise indicated or unless the context otherwise requires, “FinCo” refers to First American Financial Corporation following the distribution; “we,” “us” and “our” refer to FinCo and its subsidiaries for periods of time following the distribution and refer to the businesses that are expected to be part of FinCo and its subsidiaries for periods of time prior to the distribution; “First American” refers to The First American Corporation prior to the distribution and “Information Company” and “InfoCo” refer to The First American Corporation following the distribution. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of the separation.

The historical combined financial statements for FinCo have been prepared on a “carve-out” basis to reflect the operations, financial condition and cash flows specifically allocable to us during all periods shown. The unaudited pro forma condensed combined financial statements adjust the historical combined financial statements to give effect to our separation from First American, the anticipated post-separation capital structure and other adjustments directly attributable to the distribution.

The Company

Our businesses consist of First American’s title insurance and services segment, specialty insurance segment and title plant management business, which currently is part of the data and analytic solutions segment. Accordingly, as an independent, publicly traded company, FinCo will consist of the following reportable segments and a corporate function:

•

Our title insurance and services segment provides title insurance, escrow or closing services and related financial services in connection with residential and commercial real estate transactions. It also maintains, manages and provides access to automated title plant records and images and provides thrift, trust and investment advisory services.

•	Our specialty insurance segment provides property and casualty insurance, including homeowners insurance, and also provides home warranty policies.

Financial information regarding each of these business segments is included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Financial Statements” sections of this information statement.

Title Insurance and Services Segment

Our title insurance and services segment issues title insurance policies and provides escrow and real estate closing services on residential and commercial property in the United States and offers similar products and services internationally. This segment also maintains, manages and provides access to automated title plant records and images, accommodates tax-deferred exchanges of real estate, and provides investment advisory, trust, lending and deposit services.

We conduct our title insurance business through a combination of direct operations and agents. We issue policies in the 49 states that permit the issuance of title insurance policies and in the District of Columbia. We also offer title related products and services, either directly or through joint ventures, in foreign countries, including Canada and the United Kingdom.

Specialty Insurance

Property and Casualty Insurance. We market our property and casualty insurance business predominately through direct distribution channels, including through employees and agents engaged in our title insurance business, although we also utilize a network of brokers.

Home Warranties. Our home warranty business issues policies that protect homeowners from the failure of residential systems and appliances that occur as the result of normal usage during the coverage period. This business currently operates in 34 states and the District of Columbia.

Strengths

Financial Strength. Our principal title insurance underwriter, First American Title Insurance Company, maintained approximately $736.7 million of statutory surplus capital as of September 30, 2009, the highest amount in the industry. In addition, at the time of the distribution, relative to our title industry peers, we expect to have a low debt-to-capital ratio, a sound investment portfolio and strong financial strength ratings. This financial strength benefits our policyholders. We believe it also improves our ability to market our products, particularly in connection with commercial and international transactions as well as domestic transactions involving lenders with a national presence or other parties that are focused on counter-party credit risk.

Brand Recognition. We have been a leader in the title industry for more than a century. Customers, including consumers, independent escrow or closing services companies, real estate agents and brokers, developers, mortgage brokers, mortgage bankers, financial institutions and attorneys, associate the “First American” brand with stability and customer service. We believe that this strong brand awareness in the real estate community enhances the demand for our products and services.

Diversified Geographic, Distribution and Product Mix. We conduct business in all 50 states as well as various countries including Canada, the United Kingdom and others. We also market various title and related products through several channels. The ability to generate revenues across a diversified mix of geographies, with a variety of products and through multiple distribution channels enables us to benefit from opportunities as they arise. At the same time, this diversity potentially mitigates the effects of negative trends that may occur in a given geography or product line.

Long-term Customer Relationships. We have many long-term relationships with both national and local customers. In some cases we have been providing our products and services to particular lenders, real estate agents, brokers and attorneys for decades. The loyalty of many of our customers provides a recurring level of transaction activity.

Strong Market Position. According to American Land Title Association data, we maintained approximately 28.7 percent of the domestic title insurance market as of September 30, 2009. This strong market position enables us to achieve economies of scale and to leverage efficiently our technology and global resources.

Technology. We have developed an integrated proprietary technology application to facilitate uniformity across our direct title operations and our escrow and closing services in the United States. This technology permits us to share information and coordinate efforts at all levels of the title production and closing process. A common approach across technology applications is also being developed to standardize other functions such as agency administration, title claims management, procurement and various corporate functions. We believe this uniform approach increases our efficiency and permits us to better serve our customers.

Global Resources. Over the last decade we have been both an industry and a marketplace leader in global production. We currently utilize these global resources in the performance of various functions that support our businesses, including many aspects of title production. Performing these functions globally significantly decreases our labor costs, allows for enhanced leveraging of our integrated technology applications, and improves customer responsiveness by permitting on-shore and off-shore personnel to work together, in many instances, over a 24-hour cycle. The majority of individuals supporting our off-shore efforts are employed either by us or by entities in which we have an ownership interest. Even where we do not maintain an ownership interest, our off-shore service providers generally have a workforce dedicated to our business. This enables us to control quality, ensure security and effectively manage costs. We believe that our extensive global experience and dedicated resources give us a competitive advantage over industry participants that do not have, or are now attempting to develop, similar capabilities.

Management Expertise. Our chief executive officer, Dennis J. Gilmore, who has over twenty years of experience in the settlement services industry, leads a team of innovative, experienced operators throughout our businesses. These operators include the five leaders of our title company’s domestic and international operations, who have a combined 128 years of experience in the industry. In addition to leading our businesses through the ongoing centralization and cost restructuring efforts, Mr. Gilmore led the expansion over the last ten years of First American’s network of global resources. Our executive chairman, Parker S. Kennedy, has over thirty years of experience in the title insurance industry. During this time he has developed and maintained loyal relationships with customers, employees and other industry participants that continue to benefit our company.

Strategy

Increase Operating Margins. We believe that consistent application of the following principles will enhance our earnings:

•	Simplification of processes, functions and structures wherever feasible;

•	Standardization of these processes and functions across our businesses;

•	Centralization of administrative functions where economies of scale can be achieved and expertise can be developed more readily at fewer locations;

•	Leveraging uniform technology applications and global resources to lower costs and improve efficiency; and

•	Focusing on our customers and on developing our strengths as a leader in the settlement services industry, avoiding the distractions of unrelated businesses.

Centralize Administrative Activities. We intend to continue to centralize capital management, claims handling, technology initiatives, agency administration and most corporate services, while maintaining a customer-focused localized approach to customer-facing functions and other areas where local knowledge is essential to our effectiveness.

Employ Enterprise-wide Technology Platforms. As a complement to the uniform technology application we currently utilize for our domestic operations, we intend to continue consolidating disparate administrative technology applications into uniform major technology platforms. The operation of enterprise-wide technology platforms generally reduces technology spending and also enhances our ability to report, receive and analyze information on a company-wide basis. We also intend to continue to integrate on-shore and off-shore resources through the continued development and deployment of uniform technology platforms to facilitate the global sharing of data and work-product.

Leverage Global Resources. We maintain a significant global workforce dedicated to our business. These resources have enabled us to operate more efficiently, control costs and improve customer responsiveness. As we simplify and standardize processes and functions, we intend to continue to identify those that can be performed more efficiently and effectively through the utilization of these global resources.

Strengthen Customer Relationships Through Superior Service. Throughout our history, we have developed strong relationships with our customers, including many of the large financial institutions in the United States and abroad. We intend to strengthen these important relationships and develop similar relationships with new customers through continuous improvement and by providing superior service.

React Quickly to Changing Market Conditions. The real estate and mortgage markets are cyclical and seasonal. We intend to maintain the flexibility necessary to react quickly to market downturns and to maintain a disciplined approach as market conditions improve.

Focus on Specialized Distribution Channels. We intend to focus on obtaining growth through specialized distribution channels, such as commercial, default, homebuilder and centralized lender channels. Historically business obtained through these channels has been more profitable than other title business due in part to lower facilities and administrative expenses.

Continue to Grow International Operations. Over the past 20 years we have led the industry in expanding our product offerings to other nations, in some cases establishing a market in countries where no market had previously existed. We see opportunities for growth in established foreign markets such as Canada and the United Kingdom as well as emerging markets that either are introducing Western style mortgage systems or have demonstrated a need for greater efficiency in the real estate settlement process. We believe we are ideally situated to seize these opportunities because of our expertise in the industry, financial strength, existing international licenses and meaningful relationships around the world. We intend to take a disciplined, long-term approach to our international expansion.

Risk Factors

We face risks in connection with our specific businesses and the general conditions and trends of the industry in which we operate, including the following:

•	Conditions in the real estate market generally impact the demand for a substantial portion of FinCo’s products and services

•	Unfavorable economic conditions may have a material adverse effect on FinCo

•	Unfavorable economic or other conditions could cause FinCo to write off a portion of its goodwill and other intangible assets

•

A downgrade by ratings agencies, reductions in statutory surplus maintained by our title insurance underwriters or a deterioration in other measures of financial strength may negatively affect FinCo’s results of operations and competitive position

•	Failures at financial institutions at which we deposit funds could adversely affect FinCo

•	Changes in government regulation could prohibit or limit FinCo’s operations or make it more burdensome to conduct such operations

•	Scrutiny of our businesses and the industries in which we operate by governmental entities and others could adversely affect FinCo’s operations and financial condition

•	Regulation of title insurance rates could adversely affect FinCo’s results of operations

•

As a holding company, FinCo will depend on distributions from its subsidiaries, and if distributions from its subsidiaries are materially impaired, its ability to declare and pay dividends may be adversely affected; in addition, insurance and other regulations may limit the amount of dividends, loans and advances available from its insurance subsidiaries

•

After the separation, FinCo will be responsible for First American’s pension plan, which is currently underfunded, and pension expenses and funding obligations could increase significantly as a result of the weak performance of financial markets and its effect on plan assets

•

Weakness in the commercial real estate market or an increase in the amount or severity of claims in connection with commercial real estate transactions could adversely affect FinCo’s results of operations

•	Actual claims experience could materially vary from the expected claims experience reflected in FinCo’s reserve for incurred but not reported (“IBNR”) title claims

•	Systems interruptions and intrusions may impair the delivery of FinCo’s products and services

•	FinCo may not be able to realize the benefits of its offshore strategy

•	Product migration may result in decreased revenue

•

Certain provisions of FinCo’s bylaws and certificate of incorporation may reduce the likelihood of any unsolicited acquisition proposal or potential change of control that FinCo’s stockholders might consider favorable

We also will face risks in connection with our separation from First American, including the following:

•

Our historical and pro forma combined financial statements are not necessarily representative of the results we would have achieved as an independent, publicly traded company and may not be a reliable indicator of future results

•	The separation transaction could give rise to liabilities, increased competition or other unfavorable effects that may not have otherwise arisen

•	FinCo will be responsible for a portion of First American’s contingent and other corporate liabilities, primarily those relating to stockholder litigation

•	FinCo will share responsibility for certain of its and InfoCo’s income tax liabilities for tax periods prior to and including the distribution date

•	The ownership by FinCo’s executive officers and directors of equity interests of InfoCo may create, or may create the appearance of, conflicts of interest

•

If the distribution or certain internal transactions undertaken in anticipation of the separation are determined to be taxable for U.S. federal income tax purposes, FinCo, its stockholders that are subject to U.S. federal income tax and InfoCo will incur significant U.S. federal income tax liabilities

•	As an independent, publicly traded company, FinCo may not enjoy the same benefits that it did as a part of First American

•	FinCo may desire to satisfy its cash requirements with the proceeds from the sale of InfoCo shares which may be illiquid or decrease in value

•

FinCo might not be able to engage in desirable strategic transactions and equity issuances following the separation because of restrictions relating to U.S. federal income tax requirements for tax-free distributions

These and other risks are discussed in the section entitled “Risk Factors” in this information statement.

Summary Historical Condensed Combined Financial Data

The summary historical condensed combined financial data for First American Financial Corporation (“FinCo”) for the five-year period ended December 31, 2008 have been derived from the combined financial statements of FinCo. The summary historical condensed combined financial data for the nine months ended September 30, 2009 and 2008 have been derived from interim condensed combined financial statements of FinCo. The summary historical condensed combined financial data should be read in conjunction with the Combined Financial Statements and notes thereto, Unaudited Condensed Combined Financial Statements and notes thereto, and Management’s Discussion and Analysis included elsewhere in this information statement.

Our summary historical condensed combined financial data may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, including changes that will occur in our operations and capitalization as a result of our separation from First American. Furthermore, results for any interim period are not necessarily indicative of results to be expected for the full year.

	For the Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(in thousands)
Revenues:
Operating revenues	$2,931,986	$3,406,778	$4,284,800	$5,884,502	$6,459,310	$6,301,272	$5,148,094
Investment and other income	99,009	134,775	173,748	269,488	226,871	163,624	98,950
Net realized investment (losses) gains	(16,954)	(88,121)	(90,823)	(77,858)	(594)	974	3,792

	3,014,041	3,453,432	4,367,725	6,076,132	6,685,587	6,465,870	5,250,836

Expenses:
Selling, general and administrative expenses	2,870,840	3,468,349	4,483,640	6,284,965	6,313,994	5,841,903	4,839,642

Income (loss) before income taxes	143,201	(14,917)	(115,915)	(208,833)	371,593	623,967	411,194
Income tax expense (benefit)	61,527	(7,488)	(43,433)	(86,387)	157,901	221,752	163,821

Net income (loss)	81,674	(7,429)	(72,482)	(122,446)	213,692	402,215	247,373
Less: Net income attributable to noncontrolling interests	9,355	9,916	11,523	20,537	23,875	27,471	22,331

Net income (loss) attributable to FinCo	$72,319	$(17,345)	$(84,005)	$(142,983)	$189,817	$374,744	$225,042

Total assets	$5,557,699	$5,545,692	$5,665,755	$5,354,531	$5,658,505	$5,270,320	$4,090,455
Notes and contracts payable	$124,095	$198,221	$153,969	$306,582	$372,338	$360,437	$366,713
Allocated portion of First American debt (Note A)	$140,000	$140,000	$140,000	$—	$—	$—	$—
Invested equity (Note B)	$1,999,480	$1,958,643	$1,891,841	$1,930,774	$2,564,369	$2,549,170	$1,915,212

Note A—We were allocated $140.0 million from First American’s line of credit in June and July 2008 as this amount directly relates to our operations. First American drew on its line of credit and transferred the cash to our subsidiary in 2008 to fund our subsidiary’s statutory capital and surplus.

Note B—Invested equity refers to the combined net assets of FinCo which reflects First American’s combined investment in FinCo and excludes noncontrolling interests.

The Separation

The following is a brief summary of the terms of the separation.

Distributing company	The First American Corporation, which we refer to as “First American” prior to the separation and the “Information Company” or “InfoCo” after the separation.

Separated company	First American Financial Corporation, a Delaware corporation which we refer to as “FinCo” and, prior to the separation, a wholly owned subsidiary of First American.

Primary purpose of the separation	First American’s board of directors believes that creating independent, focused companies will ultimately create value for its shareholders because it is the most effective way to manage its businesses. First American’s board of directors also believes that the separation will facilitate investor understanding of its businesses which should result in an enhanced realization of the value of those businesses. First American will be separated into two independent, publicly traded companies. FinCo will hold the financial services businesses and InfoCo will hold the information solutions businesses.

Conditions to the distribution	The distribution is subject to the satisfaction or, if permissible under the Separation and Distribution Agreement, waiver by First American of certain conditions, including, among other things:

•	the Securities and Exchange Commission shall have declared effective FinCo’s Registration Statement on Form 10, and no stop order shall be in effect;

•

First American shall have received a private letter ruling from the Internal Revenue Service, which we refer to as the IRS Ruling, substantially to the effect that the distribution will qualify as a tax-free transaction for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code;

•

First American shall have received the opinion of Deloitte & Touche LLP, in form and substance reasonably satisfactory to First American, regarding the qualification of the distribution as a tax-free transaction for federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, confirming the tax-free status of the distribution for U.S. federal income tax purposes to the extent that such qualification is not addressed by the IRS Ruling, which opinion shall not have been withdrawn or modified;

•	First American and FinCo shall have received all necessary approvals from applicable insurance, banking and other regulators of FinCo’s businesses;

•

FinCo shall have entered into a new senior unsecured credit facility with available borrowing capacity of approximately $250-400 million, of which $200 million is expected to be drawn and transferred to InfoCo in connection with the separation;

•

First American shall have issued to FinCo and our principal title insurance subsidiary a number of shares that will result collectively in FinCo and such subsidiary owning approximately $250 million of InfoCo’s issued and outstanding common shares following the distribution as described below under “Ownership of InfoCo shares following the separation”;

•

FinCo shall have transferred a total of $150 million in cash to First American and its joint venture partner in connection with the anticipated purchase of the noncontrolling interest in one of First American’s joint ventures;

•	the listing of FinCo’s common stock on the NYSE shall have been approved, subject to official notice of issuance;

•	all permits, registrations and consents required under the securities or blue sky laws in connection with the distribution shall have been received;

•

the First American board of directors shall have received an opinion from [—] to the effect that FinCo and InfoCo each will be solvent and adequately capitalized immediately after the distribution and an opinion of Gibson, Dunn & Crutcher LLP that, upon the distribution, the shares of FinCo common stock will be fully paid, freely transferable and non-assessable; and

•

no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto shall be in effect.

The fulfillment of the foregoing conditions will not create any obligation on First American’s part to effect the distribution. First American has the right not to complete the distribution if, at any time, First American’s board of directors determines, in its sole discretion, that the distribution is not in the best interests of First American or its shareholders or that market conditions are such that it is not advisable to proceed with the transaction.

Incurrence of debt	In connection with the separation, we expect to enter into a new senior unsecured credit facility with available borrowing capacity of approximately $250-400 million, of which $200 million is expected to be drawn and transferred to InfoCo in connection with the separation. For additional information about our current and planned financing arrangements, see “Description of Material Indebtedness.”

Securities to be distributed	First American will own 100% of our common stock outstanding immediately prior to the distribution. Based on the approximately [—] common shares of First American outstanding on [—], 2010, and applying the distribution ratio of [—] shares of common stock of FinCo for each First American common share, approximately [—] shares of our common stock will be distributed to First American record date shareholders. The number of shares of common stock that First American will distribute to its shareholders will be reduced to the extent that cash will be issued in lieu of fractional shares.

Distribution ratio	Each holder of First American common shares will receive [—] shares of FinCo common stock for each common share of First American held on [—], the record date for the distribution. Cash will be distributed in lieu of any fractional shares of FinCo common stock.

Record date	The record date for the distribution is the close of business on [—].

Distribution date	The distribution date is [—], 2010.

Trading market and symbol	We expect to receive authorization to adopt First American’s current stock symbol after the distribution and have our common stock listed on the NYSE under the symbol “FAF.” We anticipate that, on or prior to the record date for the distribution, trading of our common stock will begin on a “when-issued” basis and will continue up to and including the distribution date. See “The Separation—Trading Between the Record Date and Distribution Date.”

Tax consequences	First American expects to receive a private letter ruling from the Internal Revenue Service substantially to the effect that the distribution will qualify as a tax-free transaction for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. In addition to obtaining the IRS Ruling, First American expects to obtain an opinion from Deloitte & Touche LLP regarding certain aspects of the transaction that are not covered by the IRS Ruling. Assuming that the distribution qualifies as a tax-free transaction for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, for U.S. federal income tax purposes no gain or loss will be recognized by a stockholder that is subject to U.S. federal income tax, and no amount will be included in the income of such stockholder upon the receipt of our common stock pursuant to the distribution, except with respect to any cash received by such stockholder in lieu of a fractional share of FinCo stock. See “Risk Factors—Risks Relating to Separating Our Company from First American—If the distribution or certain internal transactions undertaken in anticipation of the separation are determined to be taxable for U.S. federal income tax purposes, we, our stockholders that are subject to U.S. federal income tax and InfoCo could incur significant U.S. federal income tax liabilities” and “The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution.”

Each stockholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the distribution to that stockholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Risk factors	We face both general and specific risks and uncertainties relating to our business, our relationship with First American and InfoCo and our being an independent, publicly traded company. We also are subject to risks relating to the separation. You should read carefully “Risk Factors,” beginning on page 11 of this information statement.

No fractional shares	First American will not distribute any fractional common shares of FinCo. Instead, an independent agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata to each holder who otherwise would have been entitled to receive a fractional share in the distribution. Recipients of cash in lieu of fractional shares will not be entitled to any interest on payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders that are subject to U.S. federal income tax as described in “The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution.”

Relationship with InfoCo after the separation	We will enter into a Separation and Distribution Agreement and other agreements to effect the separation and provide a framework for our relationships with InfoCo after the distribution. These agreements will govern the relationships between InfoCo and FinCo subsequent to the completion of the separation and provide for the allocation to us of certain of InfoCo’s assets, liabilities and obligations. For a discussion of these arrangements, see “Relationship with InfoCo.” We also will be a party to certain agreements evidencing commercial relationships with InfoCo. Many of these commercial relationships were in existence prior to the contemplation of the separation.

Ownership of InfoCo shares following the separation	Prior to the distribution date and in connection with the separation, First American will issue to FinCo and our principal title insurance subsidiary a number of shares that will result collectively in FinCo and such subsidiary owning approximately $250 million of InfoCo’s issued and outstanding common shares following the distribution. We expect to dispose of these shares within five years following the separation. For a discussion of the issuance, see “Relationship with InfoCo—Ownership of InfoCo Shares.”

Dividend policy	Following the distribution, we expect that we initially will pay approximately $24 million per year in dividends to holders of our common stock. As a holding company, we will depend on distributions from our subsidiaries to declare and pay dividends, and insurance and other regulations may limit the amount of dividends, loans and advances available from our insurance subsidiaries. The timing, declaration and payment of future dividends to holders of our common stock falls within the discretion of our board of directors and will depend upon many factors, including the statutory requirements of Delaware law, our financial condition and earnings, the capital requirements of our businesses, industry practice and any other factors the board of directors deems relevant from time to time.

RISK FACTORS

You should carefully consider each of the following risks, which we believe are the principal risks that FinCo is expected to face when it becomes an independent publicly traded company, including risks we currently face, risks anticipated to arise as a result of the separation from First American and risks related principally to the securities markets and ownership of FinCo common stock. Our business also may be adversely affected by risks and uncertainties not known or risks that are currently not considered to be material.

Should any of the following risks and uncertainties develop into actual events, our business, financial condition, results of operations, cash flows and liquidity position could be materially and adversely affected, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to FinCo’s Business

We expect to face the following risks in connection with our businesses and the general conditions and trends of the industries in which FinCo will operate.

Conditions in the real estate market generally impact the demand for a substantial portion of FinCo’s products and services

Demand for a substantial portion of our products and services generally decreases as the number of real estate transactions in which our products and services are purchased decreases. The number of real estate transactions in which our products and services are purchased decreases in the following situations:

•	when mortgage interest rates are high or rising;

•	when the availability of credit, including commercial and residential mortgage funding, is limited; and

•	when real estate values are declining.

Unfavorable economic conditions may have a material adverse effect on FinCo

Uncertainty and negative trends in general economic conditions in the United States and abroad, including significant tightening of credit markets and a general decline in the value of real property, historically have created a difficult operating environment for our businesses and other companies in our industries. In addition, we hold investments in entities, such as title agencies, settlement service providers and property and casualty insurance companies, and instruments, such as mortgage backed securities, which may be negatively impacted by these conditions. We also own a federal savings bank into which we deposit some of our own funds and some funds held in trust for third parties. This bank invests those funds and any realized losses incurred will be reflected in our combined results. The likelihood of such losses, which generally would not occur if we were to deposit these funds in an unaffiliated entity, increases when economic conditions are unfavorable. Depending upon the ultimate severity and duration of any economic downturn, the resulting effects on FinCo could be materially adverse, including a significant reduction in revenues, earnings and cash flows, challenges to FinCo’s ability to satisfy covenants or otherwise meet its obligations under debt facilities, difficulties in obtaining access to capital, challenges to FinCo’s ability to pay dividends at currently anticipated levels, deterioration in the value of its investments and increased credit risk from customers and others with obligations to it.

Unfavorable economic or other conditions could cause FinCo to write off a portion of its goodwill and other intangible assets

We perform an impairment test of the carrying value of goodwill and other indefinite-lived intangible assets annually in the fourth quarter or sooner if circumstances indicate a possible impairment. Factors that may be considered in connection with this review include, without limitation, underperformance relative to historical or projected future operating results, reductions in FinCo’s stock price and market capitalization, increased cost of capital and negative macroeconomic, industry and company-specific trends. These and other factors could lead to a conclusion that goodwill or other indefinite-lived intangibles are no longer fully recoverable, in which case we would be required to write off the portion of goodwill believed to be unrecoverable. Any substantial goodwill and other intangible asset impairments that may be required could have a material adverse effect on FinCo’s results of operations, financial condition and liquidity.

A downgrade by ratings agencies, reductions in statutory surplus maintained by our title insurance underwriters or a deterioration in other measures of financial strength may negatively affect FinCo’s results of operations and competitive position

Certain of our customers use measurements of the financial strength of our title insurance underwriters, including, among others, ratings provided by ratings agencies and levels of statutory surplus maintained by those underwriters, in determining the amount of a policy they will accept and the amount of reinsurance required. Each of the major ratings agencies currently rates our title insurance operations. These ratings provide the agencies’ perspectives on the financial strength, operating performance and cash generating ability of those operations. These agencies continually review these ratings and the ratings are subject to change. Statutory surplus, or the amount by which statutory assets exceed statutory liabilities, is also a measure of financial strength. Accordingly, if the ratings or statutory surplus of these title insurance underwriters are reduced from their current levels, or if there is a deterioration in other measures of financial strength, FinCo’s results of operations, competitive position and liquidity could be adversely affected.

Failures at financial institutions at which we deposit funds could adversely affect FinCo

We deposit substantial funds in financial institutions. These funds include amounts owned by third parties, such as escrow deposits. Should one or more of the financial institutions at which deposits are maintained fail, there is no guarantee that FinCo would recover the funds deposited, whether through Federal Deposit Insurance Corporation coverage or otherwise. In the event of any such failure, FinCo also could be held liable for the funds owned by third parties.

Changes in government regulation could prohibit or limit FinCo’s operations or make it more burdensome to conduct such operations

Many of our businesses, including our title insurance, property and casualty insurance, home warranty, thrift, trust and investment businesses, are regulated by various federal, state, local and foreign governmental agencies. These and other of our businesses also operate within statutory guidelines. Changes in the applicable regulatory environment, statutory guidelines or interpretations of existing regulations or statutes, enhanced governmental oversight or efforts by governmental agencies to cause customers to refrain from using our products or services could prohibit or limit FinCo’s future operations or make it more burdensome to conduct such operations. These changes may compel FinCo to reduce its prices, may restrict its ability to implement price increases or acquire assets or businesses, may limit the manner in which FinCo conducts its business or otherwise may have a negative impact on its ability to generate revenues, earnings and cash flows.

Scrutiny of our businesses and the industries in which we operate by governmental entities and others could adversely affect FinCo’s operations and financial condition

The real estate settlement services industry has become subject to heightened scrutiny by regulators, legislators, the media and plaintiffs’ attorneys. Though often directed at the industry generally, these groups may also focus their attention directly on our businesses. In either case, this scrutiny may result in changes which could adversely affect FinCo’s operations and, therefore, its financial condition and liquidity.

Governmental entities have inquired into certain practices in the real estate settlement services industry to determine whether certain of our businesses or their competitors have violated applicable laws, which include, among others, the insurance codes of the various jurisdictions and the Real Estate Settlement Procedures Act and

similar state and federal laws. Departments of insurance in the various states, either separately or in conjunction with federal regulators, also periodically conduct inquiries, generally referred to at the state level as “market conduct exams,” into the practices of title insurance companies in their respective jurisdictions. Further, from time to time plaintiffs’ lawyers may target us and other members of our industry with lawsuits claiming legal violations or other wrongful conduct. These lawsuits may involve large groups of plaintiffs and claims for substantial damages. Any of these types of inquiries or proceedings may result in a finding of a violation of the law or other wrongful conduct and may result in the payment of fines or damages or the imposition of restrictions on FinCo’s conduct which could impact its operations and financial condition. Moreover, these laws and standards of conduct often are ambiguous and, thus, it may be difficult to ensure compliance. This ambiguity may force FinCo to mitigate its risk by settling claims or by ending practices that generate revenues, earnings and cash flows.

Regulation of title insurance rates could adversely affect FinCo’s results of operations

Title insurance rates are subject to extensive regulation, which varies from state to state. In many states the approval of the applicable state insurance regulator is required prior to implementing a rate change. This regulation could hinder FinCo’s ability to promptly adapt to changing market dynamics through price adjustments, which could adversely affect its results of operations, particularly in a rapidly declining market.

As a holding company, FinCo will depend on distributions from its subsidiaries, and if distributions from its subsidiaries are materially impaired, its ability to declare and pay dividends may be adversely affected; in addition, insurance and other regulations may limit the amount of dividends, loans and advances available from its insurance subsidiaries

FinCo will be a holding company whose primary assets are investments in its operating subsidiaries. FinCo’s ability to pay dividends will be dependent on the ability of its subsidiaries to pay dividends or repay funds. If FinCo’s operating subsidiaries are not able to pay dividends or repay funds, FinCo may not be able to fulfill parent company obligations and/or declare and pay dividends to its stockholders. Moreover, pursuant to insurance and other regulations under which FinCo’s insurance subsidiaries operate, the amount of dividends, loans and advances available is limited. Under such regulations, the maximum amount of dividends, loans and advances available in 2009 from these insurance subsidiaries, is $153.2 million.

After the separation, FinCo will be responsible for First American’s pension plan, which is currently underfunded, and pension expenses and funding obligations could increase significantly as a result of the weak performance of financial markets and its effect on plan assets

After the separation, FinCo will be responsible for the obligations of First American’s defined benefit pension plan, which was closed to new entrants effective December 31, 2001 and amended to “freeze” all benefit accruals as of April 30, 2008. FinCo’s future funding obligations for this plan depend, among other factors, upon the future performance of assets held in trust for the plan. Due primarily to significant declines in financial markets which have led to a deterioration in the value of plan assets, the pension plan was underfunded as of December 31, 2008 by approximately $110.4 million and FinCo may need to make significant contributions to the plan. In addition, pension expenses and funding requirements may also be greater than currently anticipated if the market values of the assets held by the pension plan continue to decline or if the other assumptions regarding plan earnings and expenses require adjustment. In addition, InfoCo is expected to issue a $23 million promissory note to FinCo which approximates the unfunded portion of the liability attributable to the plan participants that are InfoCo employees. There is no guarantee that InfoCo will fulfill its obligation under the note or that the amount of the note will be sufficient to ultimately cover the unfunded portion of the liability attributable to these InfoCo employees. FinCo’s obligations under this plan could have a material adverse effect on its results of operations and financial condition.

Weakness in the commercial real estate market or an increase in the amount or severity of claims in connection with commercial real estate transactions could adversely affect FinCo’s results of operations

We issue title insurance policies in connection with commercial real estate transactions. Premiums paid and limits on these policies are large relative to policies issued on residential transactions. Because a claim under a single policy could be significant, title insurers often seek reinsurance or coinsurance from other insurance companies, both within and outside the industry. We both receive and provide such coverage. Additionally, the pretax margin derived from these policies generally is higher than on other policies. Disruptions in the commercial real estate market, including limitations on available credit and defaults on loans secured by commercial real estate, may result in a decrease in the number of commercial policies issued by us and/or an increase in the number of claims on these policies. A decrease in the number of commercial policies issued by us or an increase in the amount or severity of claims on those policies could adversely affect FinCo’s results of operations.

Actual claims experience could materially vary from the expected claims experience reflected in FinCo’s reserve for incurred but not reported (“IBNR”) title claims

Title insurance policies are long-duration contracts with the majority of the claims reported within the first few years following the issuance of the policy. Generally, 70 to 80 percent of claim amounts become known in the first five years of the policy life, and the majority of IBNR reserves relate to the five most recent policy years. A material change in expected ultimate losses and corresponding loss rates for policy years older than five years, while possible, is not considered reasonably likely. However, changes in expected ultimate losses and corresponding loss rates for recent policy years are considered likely and could result in a material adjustment to the IBNR reserves. Based on historical experience, management believes a 50 basis point change to the loss rates for the most recent policy years, positive or negative, is believed to be reasonably likely given the long duration nature of a title insurance policy. For example, if the expected ultimate losses for each of the last five policy years increased or decreased by 50 basis points, the resulting impact on FinCo’s IBNR reserve would be an increase or decrease, as the case may be, of $128.8 million. The estimates made by management in determining the appropriate level of IBNR reserves could ultimately prove to be inaccurate and actual claims experience may vary from the expected claims experience.

Systems interruptions and intrusions may impair the delivery of FinCo’s products and services

System interruptions and intrusions may impair the delivery of FinCo’s products and services, resulting in a loss of customers and a corresponding loss in revenue. Our businesses depend heavily upon computer systems located in our data centers. Certain events beyond FinCo’s control, including natural disasters, telecommunications failures and intrusions into FinCo’s systems by third parties could temporarily or permanently interrupt the delivery of products and services. These interruptions also may interfere with suppliers’ ability to provide necessary data and employees’ ability to attend work and perform their responsibilities.

FinCo may not be able to realize the benefits of its offshore strategy

We utilize lower cost labor in foreign countries, such as India and the Philippines, among others. These countries are subject to relatively high degrees of political and social instability and may lack the infrastructure to withstand natural disasters. Such disruptions could decrease efficiency and increase FinCo’s costs in these countries. Weakness of the U.S. dollar in relation to the currencies used in these foreign countries may also reduce the savings achievable through this strategy. Furthermore, the practice of utilizing labor based in foreign countries has come under increased scrutiny in the United States and, as a result, some of FinCo’s customers may require it to use labor based in the United States. FinCo may not be able to pass on the increased costs of higher priced United States-based labor to its customers.

Product migration may result in decreased revenue

Customers of many real estate settlement services we provide increasingly require these services to be delivered faster, cheaper and more efficiently. Many of the traditional products we provide are labor and time intensive. As these customer pressures increase, FinCo may be forced to replace traditional products with automated products that can be delivered electronically and with limited human processing. Because many of these traditional products have higher prices than corresponding automated products, FinCo’s revenues may decline.

Certain provisions of FinCo’s bylaws and certificate of incorporation may reduce the likelihood of any unsolicited acquisition proposal or potential change of control that FinCo’s stockholders might consider favorable

FinCo’s bylaws and certificate of incorporation contain or will contain provisions that could be considered “anti-takeover” provisions because they make it harder for a third-party to acquire FinCo without the consent of FinCo’s incumbent board of directors. Under these provisions:

•

election of FinCo’s board of directors is to be staggered such that only one-third of the directors are elected by the stockholders each year and the directors serve three year terms prior to reelection;

•	stockholders may not remove directors without cause, change the size of the board of directors or, except in limited circumstances, fill vacancies on the board of directors;

•	stockholders may act only at stockholder meetings and not by written consent;

•	stockholders must comply with advance notice provisions for nominating directors or presenting other proposals at stockholder meetings; and

•	FinCo’s board of directors may without stockholder approval issue preferred shares and determine their rights and terms, including voting rights, or adopt a stockholder rights plan.

These provisions, which may only be amended by the affirmative vote of the holders of approximately 67% of FinCo’s issued voting shares, could have the effect of discouraging an unsolicited acquisition proposal or delaying, deferring or preventing a change of control transaction that might involve a premium price or otherwise be considered favorably by FinCo’s stockholders.

Risks Relating to Separating from First American

We face the following risks in connection with our separation from First American:

Our historical and pro forma combined financial statements are not necessarily representative of the results we would have achieved as an independent, publicly traded company and may not be a reliable indicator of future results

The historical and pro forma combined financial statements included in this information statement do not necessarily reflect the financial condition, results of operations or cash flows that FinCo would have achieved as an independent, publicly traded company during the periods presented or those that we will achieve in the future, as a result of the following factors, among others:

•

Prior to the separation, FinCo’s business has been operated by First American as part of its broader corporate organization, rather than as an independent, publicly traded company. In addition, prior to the separation, First American, or one of its affiliates, performed significant corporate functions, including tax, treasury and human resources administration and certain governance functions, including internal audit and external financial reporting, that will be performed directly by FinCo following the separation. The historical and pro forma financial statements reflect allocations of corporate expenses from First American for these and similar functions but may not reflect what actual expenses as an independent, publicly traded company would have been or will be.

•

Prior to the separation, First American’s subsidiaries, including the information solutions businesses, generated cash necessary to maintain First American’s dividend. Following the separation, the cash necessary to maintain FinCo’s dividend, which is anticipated to be approximately 30% of First American’s current dividend, will be generated solely by FinCo’s operations. Many of FinCo’s subsidiaries are subject to regulatory capital requirements and restrictions on the amounts that can be distributed to their parent company. The absence of cash distributions from the information solutions businesses, in combination with regulatory restrictions on distributions from FinCo’s subsidiaries, could affect FinCo’s ability to maintain the dividend that is currently anticipated.

•

First American historically has managed the cash and working capital needs of the financial services businesses as part of its company-wide cash management practices. Following the completion of the separation, FinCo will be required to independently manage and finance its cash and working capital needs. Without the ability to obtain funds from the information solutions businesses, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities or other arrangements. These methods of financing may be more expensive or difficult to obtain as an independent company than they would if we remained part of First American.

•	Other significant changes may occur in FinCo’s cost structure, management, financing and business operations as a result of operating independently from First American.

The separation transaction could give rise to liabilities, increased competition or other unfavorable effects that may not have otherwise arisen

The separation transaction may lead to increased operating and other expenses, both of a non-recurring and a recurring nature, and changes to certain operations, which expenses or changes could arise pursuant to arrangements made with InfoCo or the triggering of rights and obligations to third parties. In addition, InfoCo may provide more competition in FinCo’s lines of business than it would have if the companies remained together. Litigation with InfoCo or other third parties could also arise out of the transaction, and FinCo could experience unfavorable reactions to the separation from customers, employees, ratings agencies or other interested parties.

FinCo will be responsible for a portion of First American’s contingent and other corporate liabilities, primarily those relating to stockholder litigation

Under the Separation and Distribution Agreement and other agreements, subject to certain exceptions contained in the Tax Sharing Agreement, each of FinCo and InfoCo will agree to assume and be responsible for 50% of certain of First American’s contingent and other corporate liabilities. All external costs and expenses associated with the management of these contingent and other corporate liabilities will be shared equally. These contingent and other corporate liabilities primarily relate to consolidated securities litigation and any actions with respect to the separation plan or the distribution brought by any third party. Contingent and other corporate liabilities that are specifically related to only the information solutions or financial services business will generally be fully allocated to InfoCo or FinCo, respectively.

If any party responsible for such liabilities were to default on its payment of any of these assumed obligations, the non-defaulting party may be required to pay the amounts in default. Accordingly, under certain circumstances, FinCo may be obligated to pay amounts in excess of the agreed-upon share of the assumed obligations related to such contingent and other corporate liabilities, including associated costs and expenses.

FinCo will share responsibility for certain of its and InfoCo’s income tax liabilities for tax periods prior to and including the distribution date

Under the Tax Sharing Agreement, FinCo is generally responsible for all taxes that are attributable to members of the FinCo group of companies or the assets, liabilities or businesses of the FinCo group of companies and InfoCo is generally responsible for all taxes attributable to members of the InfoCo group of companies or the assets, liabilities or businesses of the InfoCo group of companies. Generally, any liabilities arising from adjustments to prior year (or partial year with respect to 2010) consolidated tax returns will be shared in proportion to each company’s percentage of the tax liability for the relevant year (or partial year with respect to 2010), unless the adjustment is attributable to either party, in which case the adjustment will generally be for the account of such party. In addition to this potential liability associated with adjustments for prior periods, if InfoCo were to fail to pay any tax liability it is required to pay under the Tax Sharing Agreement, FinCo could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, FinCo may be obligated to pay amounts in excess of its agreed-upon share of tax liabilities.

First American’s income tax returns have been, and FinCo’s income tax returns will be examined periodically by various tax authorities. In connection with such examinations, tax authorities, including the U.S. Internal Revenue Service, have in the past raised issues and proposed tax adjustments. We are reviewing and contesting certain of the proposed tax adjustments. Amounts related to these tax adjustments and other tax contingencies that have been assessed as more likely than not to occur and are estimable have been recorded through First American’s income tax provision, equity or goodwill, as appropriate. The calculation of tax liabilities involves dealing with the uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional income taxes will be due. We adjust these liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of tax liabilities.

The ownership by FinCo’s executive officers and directors of equity interests of InfoCo may create, or may create the appearance of, conflicts of interest

Because of their current or former positions with First American, substantially all of FinCo’s executive officers, including our executive chairman and our chief executive officer, and most of our director nominees, beneficially own common shares of First American and, accordingly, will beneficially own common shares of InfoCo after the distribution. Our executive chairman, who will also serve as InfoCo’s executive chairman, will additionally continue to own options to purchase common shares of InfoCo and InfoCo restricted stock units. These equity interests may create, or appear to create, conflicts of interest when these individuals are faced with decisions that could benefit or affect the equity holders of InfoCo in ways that do not benefit or affect FinCo in the same manner.

If the distribution or certain internal transactions undertaken in anticipation of the separation are determined to be taxable for U.S. federal income tax purposes, FinCo, its stockholders that are subject to U.S. federal income tax and InfoCo will incur significant U.S. federal income tax liabilities

First American expects to receive a private letter ruling from the Internal Revenue Service regarding the U.S. federal income tax consequences of the distribution of FinCo’s common stock to the First American shareholders substantially to the effect that the distribution, except for cash received in lieu of a fractional share, will qualify as tax-free under Sections 368(a)(1)(D) and 355 of the Code. The private letter ruling also is expected to provide that certain internal transactions undertaken in anticipation of the separation will qualify for favorable treatment under the Code. In addition to obtaining the private letter ruling, First American expects to obtain an opinion from Deloitte & Touche LLP confirming the tax-free status of the distribution and certain internal transactions. The private letter ruling and the opinion rely or will rely on certain facts and assumptions, and certain representations and undertakings, from us or First American regarding the past and future conduct of First American’s respective businesses and other matters. Notwithstanding the private letter ruling and the opinion, the Internal Revenue Service could determine on audit that the distribution or the internal transactions should be treated as taxable transactions if it determines that any of these facts, assumptions, representations or undertakings is not correct or has been violated, or that the distribution should be taxable for other reasons, including as a result of significant changes in stock or asset ownership after the distribution. If the distribution ultimately is determined to be taxable, the distribution could be treated as a taxable dividend or capital gain to you for U.S. federal income tax purposes, and you could incur significant U.S. federal income tax liabilities. In addition, InfoCo would recognize gain in an amount equal to the excess of the fair market value of FinCo’s common stock distributed to First American shareholders on the distribution date over First American’s tax basis in such common stock.

In addition, under the terms of the Tax Sharing Agreement, in the event the distribution were determined to be taxable and such determination was the result of actions taken after the distribution by FinCo or InfoCo, the party responsible for such failure would be responsible for all taxes imposed on FinCo or InfoCo as a result thereof. If such determination is not the result of actions taken after the distribution by FinCo or InfoCo, then FinCo and InfoCo would each be responsible for 50% of any taxes imposed as a result of such determination. Such tax amounts, if imposed, would be significant.

As an independent, publicly traded company, FinCo may not enjoy the same benefits that it did as a part of First American

There is a risk that, by separating from First American, FinCo may become more susceptible to market fluctuations and other adverse events than it would have been were it still a part of the current First American organizational structure. As part of First American, the financial services businesses have been able to enjoy certain benefits from First American’s operating diversity, purchasing power, available capital for investments, flexibility in tax planning and opportunities to pursue integrated strategies with First American’s other businesses. As an independent, publicly traded company, FinCo will not have similar diversity or integration opportunities and may not have similar purchasing power, flexibility in tax planning or access to capital markets.

FinCo may desire to satisfy its cash requirements with the proceeds from the sale of InfoCo shares which may be illiquid or decrease in value

In connection with the separation, First American will issue to FinCo and our principal title insurance subsidiary a number of shares that will result collectively in FinCo and such subsidiary owning approximately $250 million of InfoCo’s issued and outstanding common shares following the distribution. We will agree to dispose of these shares within five years after the separation or to bear any adverse tax consequences arising out of holding the shares for longer than that period. FinCo may desire to liquidate this stock to fulfill its cash requirements at a time where there may be a limited market for InfoCo shares or the shares may have declined in value, which could adversely impact FinCo’s ability to meet its cash requirements.

FinCo might not be able to engage in desirable strategic transactions and equity issuances following the separation because of restrictions relating to U.S. federal income tax requirements for tax-free distributions

FinCo’s and InfoCo’s ability to engage in significant equity transactions could be limited or restricted after the distribution in order to preserve for U.S. federal income tax purposes the tax-free nature of the distribution by First American. Even if the distribution otherwise qualifies for tax-free treatment under Sections 368(a)(1)(D) and 355 of the Code, it may result in corporate level taxable gain to InfoCo under Section 355(e) of the Code if 50% or more, by vote or value, of InfoCo’s or FinCo’s common stock are acquired or issued as part of a plan or series of related transactions that includes the distribution. For this purpose, any acquisitions or issuances of First American’s common shares within two years before the distribution, and any acquisitions or issuances of InfoCo’s or FinCo’s common stock within two years after the distribution, generally are presumed to be part of such a plan, although FinCo or InfoCo may be able to rebut that presumption. Prior to the distribution, First American will issue to FinCo and our principal title insurance subsidiary a number of shares that will result collectively in FinCo and such subsidiary owning approximately $250 million of InfoCo’s issued and outstanding common shares following the distribution. We expect the amount of shares issued to represent approximately [—]% of First American’s shares outstanding at the time of the issuance. In addition, in November 2009 First

American issued approximately 9.5 million common shares in connection with its acquisition of the minority interest shares of its then publicly traded subsidiary, First Advantage Corporation. This represented approximately 9% of First American’s shares currently outstanding. Both of these issuances could count towards the 50% limitation, which could hinder FinCo’s ability to issue additional shares during the two year period following the distribution. If an acquisition or issuance of InfoCo’s or FinCo’s common stock triggers the application of Section 355(e) of the Code, InfoCo would recognize taxable gain for which FinCo could be wholly or partially liable as described above.

Under the Tax Sharing Agreement, there are restrictions on FinCo’s and InfoCo’s ability to take actions that could cause the distribution to fail to qualify as a tax-free transaction, including a redemption of equity securities, a sale or other disposition of a substantial portion of assets, an acquisition of a business or assets with equity securities. These restrictions will apply for 25 months following the distribution, unless the party seeking to engage in such activity obtains the consent of the other party or obtains a private letter ruling from the Internal Revenue Service or an unqualified opinion of a nationally recognized firm that such action will not cause the distribution to fail to qualify as a tax-free transaction, and such letter ruling or opinion, as the case may be, is acceptable to each party.

Moreover, the Tax Sharing Agreement generally provides that each party thereto is responsible for any taxes imposed on the other party as a result of the failure of the distribution to qualify as a tax-free transaction under the Code if such failure is attributable to post-distribution actions taken by or in respect of the responsible party or its stockholders, regardless of when the actions occur after the distribution, the other party consents to such actions or such party obtains a favorable letter ruling or opinion of tax counsel as described above. For example, FinCo would be responsible for a third party’s acquisition of it at a time and in a manner that would cause such failure. These restrictions may prevent it from entering into transactions which might be advantageous to its stockholders.

Risks Relating to FinCo’s Common Stock

There is no existing market for FinCo common stock and a trading market that will provide you with adequate liquidity may not develop. In addition, once FinCo common stock begins trading, the market price of shares of FinCo common stock may fluctuate widely

There currently is no public market for our common stock. We anticipate that, on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue through the distribution date. We cannot assure you that an active trading market for shares of our common stock will develop as a result of the distribution or be sustained in the future.

We cannot predict the prices at which shares of our common stock may trade after the distribution. The market price of our common stock may fluctuate widely, depending upon many factors, including:

•	our business profile and market capitalization may not fit the investment objectives of certain First American shareholders;

•	a shift in our investor base;

•	our quarterly or annual earnings;

•	actual or anticipated fluctuations in our operating results;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock after the distribution;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies; and

•	overall market fluctuations and general economic conditions.

Substantial sales of shares of our common stock may occur in connection with the distribution, which could cause our stock price to decline

The shares of FinCo common stock that First American distributes to its stockholders generally may be sold immediately in the public market. We expect that some First American shareholders, including possibly some of its larger stockholders, will sell the shares of our common stock received in the distribution because, among other reasons, our business profile or market capitalization as an independent, publicly traded company does not fit their investment objectives. Moreover, index funds tied to the Standard & Poor’s 500 Index and other indices hold First American common shares. Unless we are included in these indices from the date of the distribution, these index funds will be required to sell shares of our common stock that they receive in the distribution. The sales of significant amounts of our common stock or the perception in the market that these sales will occur could adversely affect the market price of shares of our common stock.

Your percentage ownership of our common stock may be diluted in the future

Your percentage ownership of our common stock may be diluted in the future because of subsequent share issuances, including issuances pursuant to equity awards that we expect will be granted to our directors, officers and employees and the accelerated vesting of other equity awards. Prior to the record date for the distribution, we expect that First American will approve the First American Financial Corporation 2010 Incentive Compensation Plan, which will provide for the grant of equity-based awards, including restricted stock, restricted stock units, stock options, share appreciation rights and other equity-based awards to our directors, officers and other employees, advisors and consultants.

We cannot assure you that we will pay any dividends

Due to extraordinary cash expenses, actual expenses exceeding contemplated costs, funding of capital expenditures or increases in reserves, among other reasons, we cannot assure you that we will have sufficient surplus under Delaware law to be able to pay any dividends. As a holding company, we will depend on distributions from our subsidiaries, and if distributions from our subsidiaries are materially impaired, our ability to declare and pay dividends may be adversely affected; in addition, insurance and other regulations limit the amount of dividends, loans and advances available from our insurance subsidiaries. If we do not pay dividends, the price of our common stock that you receive in the distribution must appreciate for you to receive a gain on your investment in our common stock. This appreciation may not occur.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

CERTAIN STATEMENTS IN THIS INFORMATION STATEMENT OR IN OUR OTHER FILINGS OR IN ORAL PRESENTATIONS OR OTHER STATEMENTS MADE BY OUR MANAGEMENT THAT ARE NOT PURELY HISTORICAL, INCLUDING BUT NOT LIMITED TO THOSE RELATING TO:

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THE DISTRIBUTION OF ALL OF THE COMMON STOCK OF FINCO TO THE SHAREHOLDERS OF FIRST AMERICAN, THE FORM, TIMING AND TAX-FREE NATURE THEREOF, THE RATIO THEREFOR, THE LISTING OF SHARES IN CONNECTION THEREWITH AND THE TRADING MARKETS AND MARKET PRICES FOR FINCO AND INFOCO SHARES;

•	THE RESPECTIVE BUSINESSES OF FINCO AND INFOCO FOLLOWING THE SEPARATION;

•	THE EFFECT OF THE SEPARATION ON SHAREHOLDER VALUE AND INVESTOR UNDERSTANDING OF OUR BUSINESSES;

•	THE ISSUANCE OF FIRST AMERICAN SHARES TO FINCO PRIOR TO THE SEPARATION AND FINCO’S OWNERSHIP OF INFOCO SHARES FOLLOWING THE SEPARATION;

•	FINCO’S FINANCIAL STRENGTH AT THE TIME OF THE DISTRIBUTION AND THE OPINION EXPECTED TO BE OBTAINED REGARDING THE SOLVENCY AND CAPITALIZATION OF FINCO AND INFOCO FOLLOWING THE SEPARATION;

•	FINCO’S ABILITY TO MITIGATE THE EFFECTS OF NEGATIVE ECONOMIC TRENDS THROUGH DIVERSIFIED GEOGRAPHIES, PRODUCTS AND DISTRIBUTION CHANNELS;

•	THE EFFECT OF THE LOYALTY OF FINCO’S CUSTOMERS;

•	THE EXECUTION AND EFFECT OF SIMPLIFICATION, STANDARDIZATION, CENTRALIZATION AND OFF-SHORE EFFORTS AND INITIATIVES;

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FINCO’S CONTINUED CENTRALIZATION OF CAPITAL MANAGEMENT, CLAIMS HANDLING, TECHNOLOGY INITIATIVES, AGENCY ADMINISTRATION AND CORPORATE SERVICES; INTEGRATION OF ON-SHORE AND OFF-SHORE RESOURCES THROUGH TECHNOLOGY; AND SIMPLIFICATION AND STANDARDIZATION OF PROCESSES AND FUNCTIONS THROUGH THE UTILIZATION OF GLOBAL RESOURCES AND THE EFFECTS THEREOF;

•	THE STRENGTHENING OF FINCO’S RELATIONSHIPS WITH NEW AND EXISTING CUSTOMERS;

•	FINCO’S MAINTENANCE OF FLEXIBILITY NECESSARY TO REACT QUICKLY TO MARKET DOWNTURNS AND A DISCIPLINED APPROACH AS MARKET CONDITIONS IMPROVE;

•	FINCO’S FOCUS ON OBTAINING GROWTH THROUGH SPECIALIZED DISTRIBUTION CHANNELS;

•	FINCO’S APPROACH TO INTERNATIONAL EXPANSION;

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FINCO’S NEW SENIOR UNSECURED CREDIT FACILITY, THE BORROWING CAPACITY, TERMS AND DRAWS TO BE MADE THEREUNDER IN CONNECTION WITH THE SEPARATION, AND THE ALLOCATION AND REPAYMENT OF DEBT BETWEEN FINCO AND INFOCO;

•	THE TAX EFFECTS OF THE DISTRIBUTION AND THE INTERNAL REVENUE SERVICE PRIVATE LETTER RULING AND OPINION OF DELOITTE & TOUCHE EXPECTED TO BE RECEIVED BY FINCO RELATING THERETO;

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THE AGREEMENTS TO BE ENTERED INTO BETWEEN FINCO AND INFOCO IN CONNECTION WITH THE SEPARATION AND THE TERMS THEREOF, AS WELL AS THE ENTRY INTO CERTAIN ORDINARY COURSE COMMERCIAL AGREEMENTS BETWEEN FINCO AND INFOCO;

•	FUTURE PAYMENT OF DIVIDENDS AND THE AMOUNTS THEREOF;

•	PAYMENT OF COSTS IN CONNECTION WITH THE SEPARATION AND THE ALLOCATION THEREOF;

•	THE ANTICIPATED OPPORTUNITIES AND BENEFITS OF FINCO AND INFOCO AS SEPARATE COMPANIES;

•	ANTICIPATED COSTS AND EXPENSES OF FINCO RELATED TO BEING AN INDEPENDENT PUBLICLY TRADED COMPANY FOLLOWING THE SEPARATION;

•	THE ALLOCATION OF CERTAIN ASSETS AND LIABILITIES AND THE EFFECT THEREOF;

•	CONDITIONS TO THE SEPARATION AND THE SATISFACTION THEREOF;

•	THE EFFECT OF THE ISSUES FACING FINCO’S CUSTOMERS;

•	THE IMPACT OF CONTINUED WEAKNESS IN THE REAL ESTATE AND MORTGAGE MARKETS ON FINCO’S BUSINESS;

•	FINCO’S CONTINUED EFFORTS TO CONTROL COSTS, SCRUTINIZE THE PROFITABILITY OF ITS AGENCY RELATIONSHIPS, INCREASE ITS OFFSHORE LEVERAGE AND DEVELOP NEW SALES OPPORTUNITIES;

•	FINCO’S CONTINUED MONITORING OF ORDER VOLUMES AND RELATED STAFFING LEVELS, AND ADJUSTMENTS TO STAFFING LEVELS AS NECESSARY;

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POTENTIAL FOR VOLATILITY IN THE CURRENT ECONOMIC ENVIRONMENT AND ITS EFFECT ON TITLE CLAIMS, THE VARIANCE BETWEEN ACTUAL CLAIMS EXPERIENCE AND PROJECTIONS AND THE NEED TO ADJUST RESERVES BASED ON UPDATED ESTIMATES OF FUTURE CLAIMS;

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EXPECTED LOSS RATIOS FOR POLICY YEAR 2008 AND OTHER POLICY YEARS AND THE LIKELIHOOD OF CHANGES TO LOSS RATES FOR RECENT POLICY YEARS, THE EFFECT OF INCREASED MORTGAGE LOAN UNDERWRITING STANDARDS AND LOWER RESIDENTIAL REAL ESTATE PRICES ON CLAIMS RISK FOR TITLE INSURANCE POLICIES ISSUED IN LATE 2007, 2008 AND CURRENTLY AND THE EXPECTATION THAT CERTAIN TEMPORARY ECONOMIC CONDITIONS WILL NOT PERSIST THROUGHOUT THE DEVELOPMENT LIFETIME OF RECENT POLICY YEARS;

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THE REALIZATION OF TAX BENEFITS ASSOCIATED WITH CERTAIN LOSSES, POTENTIAL TAX PROVISIONS IN CONNECTION WITH THE EARNINGS OF FOREIGN SUBSIDIARIES AND THE ADEQUACY OF TAX AND RELATED INTEREST ESTIMATES IN CONNECTION WITH EXAMINATIONS BY TAX AUTHORITIES;

•	THE TIMING OF CLAIM PAYMENTS;

•	THE SUFFICIENCY OF FINCO’S RESOURCES TO SATISFY OPERATIONAL CASH REQUIREMENTS;

•	EXPECTED MATURITY DATES OF CERTAIN ASSETS AND LIABILITIES THAT ARE SENSITIVE TO CHANGES IN INTEREST RATES;

•	THE IMPACT OF UNCERTAINTY IN THE REAL ESTATE AND MORTGAGE MARKETS ON FINCO’S LINES OF BUSINESS;

•	FUTURE COMMERCIAL TITLE INSURANCE PROFIT MARGINS;

•	FINCO’S CONTINUED PRACTICE OF ASSUMING AND CEDING LARGE TITLE INSURANCE RISKS THROUGH REINSURANCE AND COINSURANCE;

•	FINCO’S ANTICIPATED INVESTMENT POLICIES;

•	FINCO’S EXECUTIVE OFFICES, OWNERSHIP THEREOF, LEASE OF A PORTION THEREOF TO INFOCO AND THE OUTSTANDING LOAN SECURED THEREBY;

•	THE EFFECT OF LAWSUITS, REGULATORY AUDITS AND INVESTIGATIONS AND OTHER LEGAL PROCEEDINGS ON FINCO’S FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS, AND THE ADEQUACY OF RESERVES THEREFOR;

•	ANTICIPATED DIRECTORS, EXECUTIVE OFFICERS, BOARD OF DIRECTORS STRUCTURE AND COMMITTEES FOLLOWING THE DISTRIBUTION;

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COMPENSATION OF FINCO DIRECTORS AND EXECUTIVE OFFICERS, POTENTIAL DETERMINATIONS, PERSPECTIVES AND PHILOSOPHIES OF THE FINCO COMPENSATION COMMITTEE RELATING THERETO AND THE POST-SEPARATION TREATMENT OF FIRST AMERICAN’S EQUITY-BASED AWARDS;

•	FINCO’S FUTURE POLICY REGARDING RELATED PARTY TRANSACTIONS;

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PROVISIONS OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS OF FINCO AND THE EFFECT THEREOF ON TAKEOVER AND CHANGE IN CONTROL ATTEMPTS, SOLICITATION OF PROXIES AND ACTIONS BY STOCKHOLDERS;

•	CLASSES AND NUMBER OF SHARES OF STOCK TO BE AUTHORIZED AND ISSUED BY FINCO, THE RIGHTS AND PRIVILEGES RELATING THERETO AND THE TRANSFERABILITY THEREOF;

•	FINCO’S TRANSFER AGENT;

•	PERIODIC REPORTS TO BE FILED BY FINCO WITH THE SECURITIES AND EXCHANGE COMMISSION;

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POTENTIAL FUTURE IMPAIRMENT CHARGES RESULTING FROM VOLATILITY IN THE CURRENT MARKETS OR OTHER FUTURE EVENTS, INFORMATION AND THE PASSAGE OF TIME AND FINCO’S ASSESSMENT THAT THE FINANCIAL SERVICES SECTOR WILL RETURN TO A MORE NORMAL OPERATING ENVIRONMENT; AND

•	ESTIMATED NET LOSS AND PRIOR SERVICE CREDIT AND CASH CONTRIBUTIONS RELATING TO PENSION PLANS;

ARE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

THESE FORWARD-LOOKING STATEMENTS MAY CONTAIN THE WORDS “BELIEVE,” “ANTICIPATE,” “EXPECT,” “PLAN,” “PREDICT,” “ESTIMATE,” “PROJECT,” “WILL BE,” “WILL CONTINUE,” “WILL LIKELY RESULT,” OR OTHER SIMILAR WORDS AND PHRASES.

RISKS AND UNCERTAINTIES EXIST THAT MAY CAUSE RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH IN THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE THE ANTICIPATED RESULTS TO DIFFER FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS INCLUDE:

•	CHANGES IN THE PERFORMANCE OF THE REAL ESTATE MARKETS;

•	INTEREST RATE FLUCTUATIONS;

•	UNFAVORABLE ECONOMIC CONDITIONS;

•	GENERAL VOLATILITY IN THE CAPITAL MARKETS;

•	IMPAIRMENTS IN FINCO’S GOODWILL OR OTHER INTANGIBLE ASSETS;

•	DETERIORATIONS IN MEASURES OF FINCO’S FINANCIAL STRENGTH;

•	CHANGES IN APPLICABLE GOVERNMENT REGULATIONS;

•	HEIGHTENED SCRUTINY BY LEGISLATORS AND REGULATORS OF FINCO’S BUSINESSES;

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THE INABILITY TO CONSUMMATE THE SPIN-OFF TRANSACTION OR TO CONSUMMATE IT IN THE FORM ORIGINALLY PROPOSED AS A RESULT OF, AMONG OTHER FACTORS, THE INABILITY TO OBTAIN NECESSARY REGULATORY APPROVALS, THE FAILURE TO OBTAIN THE FINAL APPROVAL OF FIRST AMERICAN’S BOARD OF DIRECTORS, THE INABILITY TO OBTAIN THIRD PARTY CONSENTS OR UNDESIRABLE CONCESSIONS OR ACCOMMODATIONS REQUIRED TO BE MADE TO OBTAIN SUCH CONSENTS, THE LANDSCAPE OF THE REAL ESTATE AND MORTGAGE CREDIT MARKETS, MARKET CONDITIONS, THE INABILITY TO TRANSFER ASSETS INTO THE ENTITY BEING SPUN-OFF OR UNFAVORABLE REACTIONS FROM CUSTOMERS, RATINGS AGENCIES, INVESTORS OR OTHER INTERESTED PERSONS;

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THE INABILITY TO REALIZE THE BENEFITS OF THE PROPOSED SPIN-OFF TRANSACTION AS A RESULT OF THE FACTORS DESCRIBED IMMEDIATELY ABOVE, AS WELL AS, AMONG OTHER FACTORS, INCREASED BORROWING COSTS, COMPETITION BETWEEN THE RESULTING COMPANIES, UNFAVORABLE REACTIONS FROM EMPLOYEES, THE INABILITY OF FINCO TO PAY THE ANTICIPATED LEVEL OF DIVIDENDS, THE TRIGGERING OF RIGHTS AND OBLIGATIONS BY THE TRANSACTION OR ANY LITIGATION ARISING OUT OF OR RELATED TO THE SEPARATION;

•	CONSOLIDATION AMONG FINCO’S SIGNIFICANT CUSTOMERS AND COMPETITORS;

•	REGULATION OF TITLE INSURANCE RATES;

•	LOSSES IN FINCO’S INVESTMENT PORTFOLIO;

•	EXPENSES AND FUNDING OBLIGATIONS TO FIRST AMERICAN’S PENSION PLAN;

•	WEAKNESS IN THE COMMERCIAL REAL ESTATE MARKET AND INCREASES IN THE AMOUNT OR SEVERITY OF COMMERCIAL REAL ESTATE TRANSACTION CLAIMS; AND

•	THOSE FACTORS DESCRIBED IN THE “RISK FACTORS,” SECTION AS WELL AS OTHER SECTIONS OF THIS INFORMATION STATEMENT.

THE FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE. WE DO NOT UNDERTAKE TO UPDATE FORWARD-LOOKING STATEMENTS TO REFLECT CIRCUMSTANCES OR EVENTS THAT OCCUR AFTER THE DATE THE FORWARD-LOOKING STATEMENTS ARE MADE.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION

How will the separation of FinCo work?	The separation will be accomplished through a series of transactions in which the equity interests of the entities that hold all of the assets and liabilities of First American’s financial services businesses (meaning the businesses for which pro forma financial information is provided herein) will be transferred to FinCo and the shares of FinCo common stock will be distributed by First American to its stockholders on a pro rata basis.

Why is the separation of FinCo structured as a distribution?	First American believes that a distribution of FinCo shares to its stockholders is a tax-efficient way to separate the businesses.

When will the distribution occur?	We expect that First American will distribute the shares of FinCo common stock on [—], 2010, to holders of record of First American common shares on [—], 2010, the record date.

What do stockholders need to do to participate in the distribution?	You do not need to do anything to participate in the distribution, but we urge you to read this entire document carefully. Stockholders who hold First American common shares as of the record date will not be required to take any action to receive FinCo common stock in the distribution. No stockholder approval of the distribution is required or sought. We are not asking you for a proxy. You will not be required to make any payment or surrender or exchange your First American common shares to receive your FinCo common stock.

Can First American decide to cancel the distribution of the FinCo common stock even if all the conditions have been met?	Yes. The distribution is subject to the satisfaction or waiver of certain conditions. See “The Separation—Conditions to the Distribution.” First American has the right to terminate the distribution, even if all of the conditions are satisfied, if at any time the board of directors of First American determines that the distribution is not in the best interests of First American and its shareholders or that market conditions are such that it is not advisable to proceed with the separation.

Does FinCo plan to pay dividends?

Yes. Following the distribution, we expect that initially FinCo will pay approximately $24 million per year in dividends to holders of its common stock. The timing, declaration and payment of future dividends, however, falls within the discretion of FinCo’s board of directors and will depend upon many factors, including the statutory requirements of Delaware law, the company’s financial condition and earnings, the capital requirements of FinCo’s businesses, industry practice and any other factors the board of directors deems relevant from time to time. As a holding company, FinCo will depend on distributions from its subsidiaries, and if distributions from its subsidiaries are materially impaired, its ability to declare and pay dividends may be adversely affected; in addition, insurance and other regulations will limit the amount of dividends, loans and advances available from its insurance subsidiaries.

Will FinCo have any debt?	Yes. In connection with the separation, we expect to enter into a new senior unsecured credit facility with available borrowing capacity of approximately $250-400 million, of which $200 million is expected to be drawn and transferred to InfoCo in connection with the separation. We will also continue to be responsible for the outstanding loan that is secured by a portion of our main offices in Santa Ana, California with a balance of $44.4 million as of September 30, 2009. For additional information relating to our current and planned financing arrangements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” “Unaudited Pro Forma Condensed Combined Financial Statements” and “Description of Material Indebtedness.”

Will FinCo own any of InfoCo after the separation?	Yes. First American will issue to FinCo and our principal title insurance subsidiary a number of shares that will result collectively in FinCo and such subsidiary owning approximately $250 million of InfoCo’s issued and outstanding common shares following the distribution. We expect to dispose of these shares within five years following the separation.

Who will pay the separation costs?	First American will pay the costs of separation incurred prior to the separation, consisting largely of tax restructuring, debt refinancing, professional services and employee-related costs. Costs relating to the separation incurred after the distribution generally will be borne by the party incurring such costs. In addition, we also will incur costs as we implement organizational changes necessary for us to operate as an independent, publicly traded company.

What are the U.S. federal income tax consequences of the distribution to First American shareholders that are subject to U.S. federal income tax?

First American expects to receive a private letter ruling from the Internal Revenue Service substantially to the effect that the distribution will qualify as a tax-free transaction for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. In addition to obtaining the IRS Ruling, First American expects to obtain an opinion from Deloitte & Touche LLP regarding certain aspects of the transaction that are not covered by the IRS Ruling. Assuming that the distribution qualifies as a tax-free transaction for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, no gain or loss will be recognized by a stockholder that is subject to U.S. federal income tax, and no amount will be included in the income of a stockholder that is subject to U.S. federal income tax upon the receipt of our common stock pursuant to the distribution, except with respect to any cash received in lieu of a fractional share of FinCo stock. See “Risk Factors—Risks Relating to Separating Our Company from First American—If the distribution or certain internal transactions undertaken in anticipation of the separation are determined to be taxable for U.S. federal income tax purposes, FinCo, its stockholders that are subject to U.S. federal income tax and InfoCo will incur significant U.S. federal income tax liabilities” and “The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution.”

Each stockholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the distribution to that stockholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

What will be the relationships between InfoCo and FinCo following the separation?	Before the separation, we will enter into a Separation and Distribution Agreement, a Tax Sharing Agreement and other agreements with First American to effect the separation and provide a framework for our relationship with InfoCo after the separation. These agreements will govern the relationships between InfoCo and FinCo subsequent to the completion of the separation plan and will provide for the allocation to us of certain of First American’s assets, liabilities and obligations. The Separation and Distribution Agreement requires us to assume or retain the liabilities of First American primarily related to our business and, with the exception of certain tax liabilities, 50% of certain contingent and other corporate liabilities of First American, and establishes the amount of indebtedness that each separated company initially will incur and retain. The Tax Sharing Agreement generally provides that, with respect to any consolidated tax return that includes the members of the FinCo group and the InfoCo group, (a) FinCo is generally responsible for all taxes that are attributable to members of the FinCo group of companies or the assets, liabilities or businesses of the FinCo group of companies (including any such liabilities arising from adjustments to prior year or partial year with respect to 2010) and (b) InfoCo is generally responsible for all taxes attributable to members of the InfoCo group of companies or the assets, liabilities or businesses of the InfoCo group of companies (including any such liabilities arising from adjustments to prior year or partial year with respect to 2010). If the distribution itself, or certain preparatory internal transactions in connection therewith become taxable other than due to an action or omission of either party, FinCo and InfoCo will share the tax liability evenly. See “Relationship with InfoCo.” The companies also are or will be parties to certain ordinary course commercial agreements.

Will I receive physical certificates representing FinCo common stock following the separation?	No. Following the separation, FinCo will not be issuing physical certificates representing common stock. Instead, First American will electronically issue FinCo common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. A benefit of issuing shares electronically in book-entry form is that there will be none of the physical handling and safekeeping responsibilities that are inherent in owning physical share certificates.

What if I want to sell my InfoCo common shares or my FinCo common stock?	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor. Neither InfoCo nor FinCo makes any recommendations on the purchase, retention or sale of InfoCo or FinCo common stock.

If you decide to sell any shares before the distribution, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your First American common shares or FinCo common stock you will receive in the distribution. If you sell First American common shares in the “regular-way” market up to and including the distribution date, you will be selling your right to receive common stock of FinCo in the distribution.

Where will I be able to trade FinCo common stock?	There currently is no public market for our common stock. We expect to adopt First American’s stock symbol after the distribution and have our common stock listed on the NYSE under the symbol “FAF.” We anticipate that trading in our common stock will begin on a “when-issued” basis on or shortly before the record date and will continue through the distribution date, and that “regular-way” trading in our common stock will begin on the first trading day following the distribution date. If trading begins on a “when-issued” basis, you may be able to purchase or sell FinCo common stock up to and including the distribution date, but your transaction will not settle until after the distribution date. We cannot predict the trading prices for our common stock before, on or after the distribution date.

Will the number of First American shares I own change as a result of the distribution?	No.

What will happen to the listing of First American’s common shares?	We expect that in connection with the distribution, the symbol under which First American’s common stock is listed on the NYSE will change from “FAF” to “[—].”

Will the distribution of the common stock of FinCo affect the market price of my First American shares?

Yes. As a result of the distribution, we expect the trading price of First American common shares immediately following the distribution (which will effectively become InfoCo common shares at that time) to be lower than immediately prior to the distribution because the trading price will no longer reflect the value of the financial services businesses. We also believe that, until market participants have fully analyzed the value of First American without the financial services business, the price of InfoCo common shares may fluctuate significantly. In addition, although First American believes that over time, following the separation, the common stock of the two independent, publicly traded companies should have a higher aggregate market value, on a fully distributed basis and assuming the same market conditions, than if First American were to remain under its current configuration, it is possible that the combined trading prices of the common stock of InfoCo and FinCo after the distribution may be less than the trading price of First American common shares before the distribution.

Are there risks to owning FinCo common stock?	Yes. Our business is subject to both general and specific risks relating to our business, our relationship with InfoCo and our becoming an independent, publicly traded company. Our business also is subject to risks relating to the separation. These and other risks are described in “Risk Factors.” We encourage you to read that section carefully.

Where can First American shareholders get more information?	Before or after the separation, if you have any questions relating to the separation, FinCo’s common stock or the distribution thereof, you should contact:

First American Investor Relations

1 First American Way

Santa Ana, California 92707

Tel. (714) 250-4264

Fax: (714) 250-3151

www.firstam.com

For questions regarding InfoCo or its common stock following the distribution, you should contact:

The First American Corporation Investor Relations

4 First American Way

Santa Ana, California 92707

Telephone: (714) 250-3504

Facsimile: (714) 250-6923

[website]

THE SEPARATION

General

On January 15, 2008, First American announced that its board of directors had approved a plan to separate First American into two independent, publicly traded companies: one comprised of First American’s financial services businesses, which we refer to as FinCo, and one comprised of its information solutions businesses, which we refer to as InfoCo. First American intends to accomplish this separation through the distribution to its shareholders of all shares of FinCo common stock. FinCo will adopt First American’s stock symbol after the separation and have our common stock listed on the NYSE under the symbol “FAF.” Following the distribution InfoCo will change its name to [—] and also change the symbol under which its common stock is listed on the New York Stock Exchange from “FAF” to “[—].”

First American’s board of directors and its senior leadership, in consultation with financial and legal advisors, evaluated a broad range of strategic alternatives to the proposed separation, including the continuation of its current operating strategy. The management of First American and its board of directors concluded that separating into two independent, publicly traded companies would be the best way to organize the companies to meet their long-term goals.

In connection with the separation, the First American board of directors considered, among other things, the benefits to the businesses and First American shareholders that are expected to result from the separation, the capital allocation strategies and dividend policies for both companies, the allocation of First American’s existing assets, liabilities and businesses between the companies, the terms of certain commercial relationships between the companies that will exist following the separation, the corporate governance arrangements that will be in place at both companies and the members of senior management at both companies.

The distribution of the shares of FinCo common stock is being made in furtherance of the separation plan. On [—], the distribution date, each First American shareholder will receive [—] shares of FinCo common stock for each common share of First American held at the close of business on the record date for the distribution, and First American will cease to own any shares of FinCo common stock. Immediately following the distribution, First American shareholders will own 100% of the outstanding common stock of FinCo and InfoCo. You will not be required to make any payment or surrender or exchange your First American common shares to receive your shares of FinCo common stock.

The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “Conditions to the Distribution.”

Reasons for the Separation

First American’s board of directors regularly reviews the businesses that First American operates to ensure that First American’s resources are utilized in a manner that is in the best interests of First American’s shareholders. First American’s board of directors has come to the conclusion that creating independent, focused companies for its financial services group and its information solutions group is the most effective way to manage First American’s businesses. The creation of independent companies enhances each group’s ability to focus on the objectives and strategic needs of its businesses. It also facilitates each group’s efforts to more closely align the interests of its employees with the interests of its stockholders by enabling the group to offer its employees incentive opportunities more directly linked to the performance of its businesses.

In addition, over the last several years, it became apparent to First American’s board of directors and senior management that the disparate nature of First American’s financial services and information businesses made it difficult for analysts and the market generally to understand First American. The board of directors and senior management believed that, consequently, the market undervalued the company. First American’s board of directors believes that separating the financial services and information businesses into two publicly traded companies will lead to enhanced investor understanding of its businesses, which should ultimately improve shareholder value.

First American believes that the separation will provide the separated companies with opportunities and benefits that would not be available to the companies on a combined basis. These opportunities and benefits, which the First American board of directors considered in approving the separation, include, among others, that:

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Each company will be able to focus on its core business and growth opportunities, which will enhance each company’s ability to respond quickly and effectively to developments in the market in which it operates. In addition, after the separation, the businesses within each company will no longer need to compete internally for capital with affiliated businesses operating in industries with different capital requirements.

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The management of each company will be able to design and implement strategies that focus on the business characteristics of that company and to concentrate its available financial resources wholly on its own operations.

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The separation will provide investors with two investment options that may be more attractive to investors than the investment option of one combined company. Investors will have the opportunity to invest individually in each of the independent, publicly traded companies. Certain investors may want to invest in companies that are focused on only one of the company’s businesses and the demand for the independent, publicly traded companies by such investors may increase the demand for each company’s shares relative to the demand for First American’s shares. The separation is expected to reduce the complexity of the combined company and enhance current First American investors’ ability to diversify.

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Each independent, publicly traded company will have a capital structure designed to meet its needs. As an independent, publicly traded company, FinCo’s capital structure is expected to generate customer confidence in its financial stability, to facilitate selective acquisitions, strategic alliances and partnerships, and to fund internal expansion, all of which are important for FinCo to remain competitive in our industry.

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Although there can be no assurance, First American believes that, over time, following the separation, the common stock of the independent, publicly traded companies should have a higher aggregate market value, on a fully distributed basis and assuming the same market conditions, than if First American were not to complete the separation. Moreover, the separation should permit each independent, publicly traded company to effect acquisitions and raise capital, if necessary, in an optimal manner with less dilution of the existing stockholders’ interests.

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The separation will permit the creation of equity securities, for each of the independent, publicly traded companies with a value that is expected to reflect more closely the performance of each company’s employees. Each company will be in a position to create equity compensation arrangements for employees that more closely align incentives to the performance of the company employing these individuals.

First American’s board of directors considered a number of risks and potentially negative factors in evaluating the separation, including the potential decreased capital available for investment, the loss of synergies (including duplicative corporate costs) from operating as one company, potential disruptions to the businesses as a result of the separation, the potential effect of the separation on the anticipated credit ratings of the separated companies, risks associated with refinancing First American’s debt, potential inability to achieve the benefits expected from the separation, the reaction of First American’s shareholders to the separation, the possibility that the plan of execution might not be completed and the one-time and ongoing costs of the separation. The board of directors concluded that the potential benefits of the separation outweighed these factors.

In view of the wide variety of factors considered in connection with the evaluation of the separation and the complexity of these matters, the First American board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered.

First American’s board of directors expects to receive an opinion from [—] to the effect that FinCo and InfoCo each will be solvent and adequately capitalized immediately after the separation.

The Number of Shares You Will Receive

For each share of First American common stock that you own at the close of business on [—], the record date, you will receive [—] shares of our common stock on the distribution date. First American will not distribute any fractional shares to you. Instead, an independent agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata, based on the fractional share such holder would otherwise be entitled to receive, to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The distribution agent, in its sole discretion, without any influence by InfoCo or FinCo, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either InfoCo or FinCo.

The aggregate net cash proceeds of these sales pertaining to fractional shares generally will be taxable for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Consequences of the Distribution” for an explanation of the tax consequences of the distribution. If you physically hold certificates for First American common shares and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. We estimate that it will take approximately [—] from the distribution date for the distribution agent to complete the distribution of the aggregate net cash proceeds. If you hold your First American common shares through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

When and How You Will Receive the Distribution

First American will distribute our common stock on [—], 2010, the distribution date. Wells Fargo Shareowner Services will serve as transfer agent and registrar for our common stock.

If you own First American common shares as of the close of business on the record date, the FinCo common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in this distribution. If you sell common shares of First American in the “regular-way” market up to and including the distribution date, you will be selling your right to receive our common stock in the distribution.

Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your common shares of First American and you are the registered holder of the First American shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of our common stock that have been registered in book-entry form in your name.

Most First American shareholders hold their common shares of First American through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your First American common shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of FinCo common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” we encourage you to contact your bank or brokerage firm.

Results of the Separation

After its separation from First American, FinCo will be an independent, publicly traded company. Immediately following the distribution, we expect to have approximately [—] stockholders of record, based on the number of registered holders of First American common shares on [—], and approximately [—] outstanding common shares. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of First American options between the date the First American board of directors declares the dividend for the distribution and the record date for the distribution. The distribution will not affect the number of outstanding shares of common stock of InfoCo. First American will not distribute any fractional shares of FinCo common stock. Instead, an independent agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata to each holder who otherwise would have been entitled to receive a fractional share in the distribution.

Before the separation, FinCo will enter into a Separation and Distribution Agreement, Tax Sharing Agreement and other agreements with InfoCo to effect the separation and provide a framework for FinCo’s relationship with InfoCo after the separation. These agreements will govern the relationship between InfoCo and FinCo subsequent to the completion of the separation and provide for the allocation between InfoCo and FinCo of First American’s assets, liabilities and obligations. The Separation and Distribution Agreement, in particular, requires us to assume a portion of certain of InfoCo’s contingent corporate liabilities and establishes the amount of the debt that each separated company initially will incur.

For a more detailed description of these agreements, see “Relationship with InfoCo.”

Incurrence of Debt

It is anticipated that FinCo will enter into a new senior unsecured credit facility with available borrowing capacity of approximately $250-400 million in connection with the separation. It is further anticipated that FinCo will immediately draw $200 million on such facility and transfer that amount to InfoCo to repay First American debt that FinCo will be expected to repay in connection with the separation. The material terms of this facility have not yet been determined, but are expected to be described herein prior to the effectiveness of the Registration Statement on Form 10 of which this information statement makes up a part. Formal commitments from lenders have not yet been received.

We will also continue to be responsible for the outstanding loan that is secured by a portion of our executive offices in Santa Ana, California. The principal balance on this loan as of September 30, 2009 was approximately $44.4 million. This facility may be restructured in connection with the separation.

For additional information about our current and planned financing arrangements, see “Description of Material Indebtedness.”

Ownership in InfoCo

Prior to the effective date and in connection with the separation, First American will issue to FinCo and our principal title insurance subsidiary a number of shares that will result collectively in FinCo and such subsidiary owning approximately $250 million of InfoCo’s issued and outstanding common shares following the distribution. We will agree to dispose of these shares within five years after the separation or to bear any adverse tax consequences arising out of holding the shares for longer than that period.

Certain U.S. Federal Income Tax Consequences of the Distribution

The following is a summary of the material U.S. federal income tax consequences of the distribution to “U.S. holders” (as defined below) of First American common shares. The following is based on the Code, the

Treasury regulations promulgated thereunder, and interpretations of the Code and Treasury regulations by the courts and the Internal Revenue Service, all as they exist as of the date of this information statement and all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this document.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of First American common shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds First American common shares, the tax treatment of a partner in such entity generally will depend on the status of the partners and the activities of the partnership. If you are a partner in a partnership holding First American common shares, please consult your tax advisor.

This discussion only addresses holders of First American common shares that are U.S. holders and hold such shares as a capital asset within the meaning of Section 1221 of the Code. This summary does not discuss all tax considerations that may be relevant to First American shareholders in light of their particular circumstances, nor does it address the consequences to First American shareholders subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, persons that are not U.S. holders, persons who acquire First American common shares pursuant to the exercise of employee stock options or otherwise as compensation, insurance companies, dealers or traders in securities, mutual funds, partnerships or other flow-through entities and their partners or members, U.S. expatriates, holders liable for the alternative minimum tax, holders whose functional currency is not the U.S. dollar, or holders who hold their First American common shares as part of a hedge, straddle, constructive sale or conversion transaction). In addition, this summary does not address any state, local or non-U.S. tax consequences of the transactions.

Each stockholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the distribution to that stockholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Principal U.S. Federal Income Tax Consequences of the Distribution to First American and Shareholders of First American

First American expects to receive a private letter ruling from the Internal Revenue Service substantially to the effect that, for U.S. federal income tax purposes, the distribution will qualify as tax free to First American and its stockholders under Sections 368(a)(1)(D) and 355 of the Code. In addition to obtaining the private letter ruling, First American expects to obtain an opinion from Deloitte & Touche LLP regarding certain aspects of the transaction that are not covered by the IRS Ruling.

Assuming that the distribution qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code:

•

no gain or loss will be recognized by First American for U.S. federal income tax purposes as a result of the distribution, other than gain or income arising in connection with certain internal restructurings undertaken in connection with the distribution and with respect to any “excess loss account” or “intercompany transaction” required to be taken into account by First American under U.S. Treasury regulations relating to consolidated federal income tax returns;

•

no gain or loss will be recognized by, or be included in the income of, a holder of First American common shares for U.S. federal income tax purposes solely as the result of the receipt of shares of our common stock in the distribution, except with respect to any cash received in lieu of fractional shares;

•

for U.S. federal income tax purposes, the basis of the shares of InfoCo common shares and FinCo common stock in the hands of First American shareholders immediately after the distribution, including any fractional share interest for which cash is received, will be the same as the basis of the First American common shares immediately before the distribution, and will be allocated among the InfoCo common shares and shares of FinCo common stock, including any fractional share interest for which cash is received, in proportion to their relative fair market values on the date of the distribution;

•

the holding period for U.S. federal income tax purposes of shares of FinCo common stock received by a First American shareholder, including any fractional share interest for which cash is received, will include the holding period of the stockholder’s First American common shares, provided that such shares are held as a capital asset on the date of the distribution; and

•

a First American shareholder who receives cash in lieu of a fractional share in the distribution will be treated as having sold such fractional share for cash and generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash received and the First American shareholder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the stockholder’s holding period for its First American common shares exceeds one year.

The private letter ruling also is expected to provide that certain internal transactions undertaken in anticipation of the separation will qualify for favorable tax treatment under the Code, and First American expects to receive an opinion to the effect that those transactions and certain other internal transactions should qualify for favorable tax treatment.

If a First American shareholder holds different blocks of First American common shares (generally, First American common shares acquired on different dates or at different prices), such holder should consult its tax advisor regarding the determination of the basis and holding period of shares of FinCo common stock received in the distribution in respect of particular blocks of First American common stock.

Current U.S. Treasury regulations require each First American shareholder that is subject to U.S federal income tax reporting and that receives our common stock in the distribution to attach to his, her or its U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth such data as may be appropriate to show the applicability of Section 355 of the Code to the distribution.

Certain U.S. Federal Income Tax Consequences to First American and Stockholders of First American if the Distribution is Taxable

Although the private letter ruling generally is binding on the Internal Revenue Service, it is based on assumptions and representations made by First American that certain conditions that are necessary to obtain favorable tax treatment under the Code have been satisfied, and this ruling does not constitute an independent determination by the Internal Revenue Service that these conditions have been satisfied. If the factual representations and assumptions are incorrect in any material respect at the time of the distribution, the private letter ruling could be revoked retroactively or modified by the Internal Revenue Service. We are not aware of any facts or circumstances, however, that would cause these representations or assumptions to be untrue or incomplete in any material respect.

The opinion that First American expects to obtain from Deloitte & Touche LLP is based on assumptions and representations made by First American. If these representations and assumptions are incorrect in any material respect, our ability to rely on the opinion would be jeopardized. An opinion of counsel represents counsel’s best legal judgment and is not binding on the Internal Revenue Service or any court. We cannot assure you that the Internal Revenue Service will agree with the conclusions expected to be set forth in the opinion, and it is possible that the Internal Revenue Service or another tax authority could adopt a position contrary to one or all of those conclusions and that a court could sustain that contrary position. We are not aware of any facts or circumstances, however, that would cause these representations or assumptions to be untrue or incomplete in any material respect.

If, notwithstanding the conclusions in the private letter ruling and the opinion, it is ultimately determined that the distribution does not qualify as tax-free for U.S. federal income tax purposes, then First American would recognize gain in an amount equal to the excess of the fair market value of our common stock distributed to First American shareholders on the distribution date over First American’s tax basis in such shares.

In addition, if, notwithstanding the conclusions in the private letter ruling and the opinion, it is ultimately determined that the distribution does not qualify as tax-free for U.S. federal income tax purposes, then each stockholder that is subject to U.S. federal income tax and who receives our common stock in the distribution could be treated as receiving a taxable distribution in an amount equal to the fair market value of such stock. You could be taxed on the full value of the stock that you receive, without reduction for any portion of your basis in your First American common shares, as a dividend for U.S. federal income tax purposes to the extent of your pro rata share of First American’s current and accumulated earnings and profits, including earnings and profits resulting from First American’s recognition of gain on the distribution. Because First American is expected to have significant earnings and profits at the time of the distribution, all or a substantial portion of the distribution could be taxable as a dividend. Under current law, assuming certain holding period and other requirements are met, individual citizens or residents of the United States are subject to U.S. federal income tax on dividends at a maximum rate of 15%. Amounts in excess of your pro rata share of First American’s current and accumulated earnings and profits could be treated as a non-taxable return of capital to the extent of your basis in your First American common shares and thereafter as capital gain, assuming you hold your First American common shares as capital assets. Under current law, individual citizens or residents of the United States are subject to U.S. federal income tax on long-term capital gains (that is, capital gains on assets held for more than one year) at a maximum rate of 15%. Certain First American shareholders would be subject to additional special rules governing taxable distributions, such as those that relate to the dividends received deduction and extraordinary dividends. A stockholder’s tax basis in FinCo’s common stock received in a taxable distribution generally would equal the fair market value of FinCo’s common stock on the distribution date, and the holding period for that stock would begin the day after the distribution date. The holding period for the stockholder’s InfoCo common shares would not be affected by the fact that the distribution was taxable.

Even if the distribution otherwise qualifies for tax-free treatment under Sections 368(a)(1)(D) and 355 of the Code, it may result in corporate level taxable gain to First American under Section 355(e) of the Code if 50% or more, by vote or value, of our common stock or InfoCo’s common stock are acquired or issued as part of a plan or series of related transactions that includes the distribution. For this purpose, any acquisitions or issuances of First American’s common shares within two years before the distribution, and any acquisitions or issuances of our common stock or InfoCo’s common stock within two years after the distribution, generally are presumed to be part of such a plan, although we or InfoCo may be able to rebut that presumption. Prior to the distribution, First American will issue to FinCo and our principal title insurance subsidiary a number of shares that will result collectively in FinCo and such subsidiary owning approximately $250 million of InfoCo’s issued and outstanding common shares following the distribution. We expect the amount of shares issued to represent approximately [—]% of First American’s shares outstanding at the time of the issuance. In addition, in November 2009 First American issued approximately 9.5 million common shares in connection with its acquisition of the noncontrolling interest shares of its then publicly traded subsidiary, First Advantage Corporation. This represented approximately 9% of First American’s shares currently outstanding. Both of these issuances could count towards the 50% limitation, which could hinder FinCo’s ability to issue additional shares during the two year period following the distribution. If an acquisition or issuance of our stock or InfoCo’s stock triggers the application of Section 355(e) of the Code, First American would recognize taxable gain, as described above, but the distribution would be tax-free to the First American shareholders, as described above.

Certain Consequences under the Tax Sharing Agreement if the Distribution or the Internal Transactions are Taxable

In connection with the distribution, FinCo and InfoCo will enter into a Tax Sharing Agreement pursuant to which FinCo and InfoCo will agree to be responsible for certain tax liabilities and obligations following the distribution. FinCo’s indemnification obligations will include a covenant to indemnify InfoCo for any taxes and costs that they incur as a result of any action, misrepresentation or omission by us that causes the distribution to fail to qualify for tax-free treatment under the Code. In addition, InfoCo will similarly agree to indemnify FinCo for any taxes or costs that it causes us to incur as a result of each of its actions, misrepresentations or omissions that causes the distribution or certain internal transactions to fail to qualify for favorable tax treatment under the Code. We also will be responsible for 50% of any taxes resulting from the failure of the distribution or certain internal transactions to qualify for favorable tax treatment under the Code, which failure is not due to the actions, misrepresentations or omissions of FinCo or InfoCo. In addition, even if we were not contractually required to indemnify InfoCo for tax liabilities if the distribution or certain internal transactions were to fail to qualify for favorable tax treatment under the Code, we nonetheless may be legally liable under applicable U.S. federal income tax law for certain U.S. federal income tax liabilities incurred by U.S. affiliates of InfoCo if such affiliates were to fail to pay such tax liabilities. See “Relationship with InfoCo—Tax Sharing Agreement” for a more detailed discussion of the Tax Sharing Agreement.

The foregoing is a summary of certain U.S. federal income tax consequences of the distribution under current law and is for general information only. The foregoing does not purport to address all U.S. federal income tax consequences or tax consequences that may arise under the tax laws of other jurisdictions or that may apply to particular categories of stockholders. Each First American shareholder should consult his, her or its tax advisor as to the particular tax consequences of the distribution to such stockholder, including the application of U.S. federal, state, local and non-U.S. tax laws, and the effect of possible changes in tax laws that may affect the tax consequences described above.

Market for Common Stock

A public market for FinCo’s common stock does not yet exist. A condition to the distribution is the listing on the NYSE of FinCo’s common stock. We expect to adopt First American’s stock symbol after the separation and have our common stock listed on the NYSE under the symbol “FAF.”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date and continuing through the distribution date, there will be two markets in First American common shares: a “regular-way” market and an “ex-distribution” market. First American common shares that trade on the regular-way market will trade with an entitlement to FinCo common stock to be distributed pursuant to the distribution. Shares that trade on the ex-distribution market (essentially an InfoCo market prior to the distribution) will trade without an entitlement to FinCo common stock to be distributed pursuant to the distribution. Therefore, if you sell First American common shares in the “regular-way” market up to and including the distribution date, you will not receive FinCo common stock in the distribution. If you own First American common shares at the close of business on the record date and sell those shares on the “ex-distribution” market, up to and including the distribution date, you will receive the shares of FinCo common stock that you would be entitled to receive pursuant to your ownership of First American common shares because you owned these shares of common stock at the close of business on the record date.

Furthermore, we anticipate that, beginning on or shortly before the record date and continuing through the distribution date, there will be a “when-issued” market in FinCo’s common stock. “When-issued” trading refers to a sale or purchase made conditionally, because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for FinCo’s common stock that will be distributed to First American shareholders on the distribution date. If you owned First American common shares at the close of business on the record date, you would be entitled to our common stock distributed pursuant to the distribution. You may trade this entitlement to our common stock, without the First American common shares you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to FinCo’s common stock will end and “regular-way” trading will begin.

Conditions to the Distribution

We expect that the distribution will be effective on [—], 2010, the distribution date, provided that, among other conditions described in this information statement, the following conditions shall have been satisfied or, if permissible under the Separation and Distribution Agreement, waived by First American:

•

The Securities and Exchange Commission shall have declared effective FinCo’s Registration Statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, no stop order relating to the Registration Statement shall be in effect and this information statement shall have been mailed to holders of First American common shares.

•

First American shall have received a private letter ruling from the Internal Revenue Service substantially to the effect that the distribution will qualify as a tax-free reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code.

•	First American and FinCo shall have received all necessary approvals from applicable insurance, banking and other regulators of FinCo’s businesses.

•

First American shall have received the opinion discussed above under “Principal U.S. Federal Income Tax Consequences of the Distribution to First American and Stockholders of First American” from Deloitte & Touche LLP regarding the tax-free status of the distribution for U.S. federal income tax purposes to the extent that such matter is not addressed by the IRS Ruling.

•

FinCo shall have entered into a new senior unsecured credit facility with available borrowing capacity of approximately $250-400 million, of which $200 million is expected to be drawn in connection with the separation, as further described in “Description of Material Indebtedness,” and such facility shall have become effective.

•

First American shall have issued to FinCo and our principal title insurance subsidiary a number of shares that will result collectively in FinCo and such subsidiary owning approximately $250 million of InfoCo’s issued and outstanding common shares following the distribution, as described below under “Relationship with InfoCo—Ownership of InfoCo Shares.”

•

FinCo shall have transferred a total of $150 million in cash to First American and its joint venture partner in connection with the anticipated purchase of the noncontrolling interest in one of First American’s joint ventures;

•	The listing of FinCo’s common stock on the NYSE shall have been approved, subject to official notice of issuance.

•

All permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of other non-U.S. jurisdictions in connection with the distribution shall have been received.

•

First American’s board of directors shall have received an opinion from [—] to the effect that FinCo and InfoCo each will be solvent and adequately capitalized immediately after the distribution, and an opinion of Gibson, Dunn & Crutcher LLP that, upon the distribution, the shares of our common stock will be fully paid, freely transferable and non-assessable.

•	All material governmental approvals and other material consents, including consents from noteholders and lenders, if any, necessary to consummate the distribution shall have been received.

•

No order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement, shall be in effect.

The fulfillment of the foregoing conditions does not create any obligation on First American’s part to effect the distribution. First American’s board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution date. First American has the right not to complete the distribution if, at any time, First American’s board of directors determines, in its sole discretion, that the distribution is not in the best interests of First American or its stockholders.

Opinion of [—]

The form of opinion of [—] to be issued in connection with the separation will be attached to a subsequently filed form of this information statement as Annex A. First American expects that [—] will confirm its opinion immediately prior to the completion of the separation. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by [—] in connection with the opinion. You should read the opinion carefully and in its entirety. [—]’s opinion will be delivered for the information and assistance of First American’s board of directors in connection with its consideration of the separation.

As background for its analysis, [—] met with key managers to discuss, in detail, the history, current operations and future outlook for InfoCo and FinCo. [—]’s financial analysis and related solvency opinion is based on available historical financial statements and operating data for First American provided by its management and advisors, an estimate of the post-spin-off cash balances of InfoCo and FinCo provided by First American’s management or otherwise publicly available sources of information. [—] reviewed transaction documentation relating to the spin-offs, including this information statement. [—] reviewed industry and comparative public company financial data, to the extent available, obtained from published or other available sources. [—] agreed to use generally accepted valuation and analytical techniques as the basis for its analysis and solvency opinion.

With regard to the rendering of its solvency opinion, First American asked [—] to determine whether:

•

both the fair value and the present fair realizable value of the aggregate assets of both InfoCo and FinCo exceeds and will exceed, both immediately before and immediately after and giving effect to the separation, the sum of their respective liabilities, including identified contingent liabilities and, with respect to FinCo, our statutory capital;

•

both the fair value and the present fair realizable value of the aggregate assets of both InfoCo and FinCo exceeds and will exceed, both immediately before and immediately after and giving effect to the separation, the amount that is or will be required to pay all of their respective debts, including identified contingent liabilities, as such debts mature or otherwise become absolute or due; and

•	both InfoCo and FinCo are and will be able to pay their respective debts, including identified contingent liabilities, as such debts mature or otherwise become absolute or due.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to First American’s shareholders who are entitled to receive FinCo common stock in the distribution. The information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any securities. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither First American nor FinCo undertakes any obligation to update such information except in the normal course of their respective public disclosure obligations or as required by law.

TRADING MARKET

A public market for shares of FinCo common stock does not yet exist. An active trading market may not develop or be sustained. We expect, however, that a limited market for shares of FinCo common stock, commonly known as a “when-issued” trading market, will develop on or shortly before the record date and continue through the distribution date. We expect to adopt the stock symbol of First American after the distribution and have our common stock listed on the NYSE under the symbol “FAF.”

We cannot predict the prices at which shares of FinCo common stock may trade before the distribution on a “when-issued” basis or after the distribution. Those prices will be determined by the marketplace and may be significantly below the book value per share of FinCo’s common stock. Prices at which trading in shares of FinCo’s common stock occurs may fluctuate significantly. Those prices may be influenced by many factors, including quarter to quarter variations in FinCo’s actual or anticipated financial results or those of other companies in the industry in which it operates or the markets that it serves, investor perception of the company and its industry and general economic and market conditions. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price of many stocks and that have often been unrelated or disproportionate to the operating performance of these companies. These are just some factors that may adversely affect the market price of shares of FinCo’s common stock. See “Risk Factors—Risks Relating to Our Common Stock—There is no existing market for shares of FinCo common stock and a trading market that will provide you with adequate liquidity may not develop. In addition, once shares of FinCo’s common stock begin trading, the market price of FinCo stock may fluctuate widely.”

DIVIDENDS

Following the distribution, we expect that FinCo initially will pay approximately $24 million per year in dividends to holders of its common stock. As a holding company, FinCo will depend on distributions from its subsidiaries to declare and pay dividends, and insurance and other regulations limit the amount of dividends, loans and advances available from its insurance subsidiaries. The timing, declaration and payment of future dividends, however, falls within the discretion of FinCo’s board of directors and will depend upon many factors, including the company’s financial condition and earnings, the capital requirements of our businesses, industry practice, restrictions imposed by applicable law and any other factors the board of directors deems relevant from time to time.

CAPITALIZATION

The following table presents our capitalization at September 30, 2009, on an unaudited historical basis and on an unaudited pro forma basis for the separation. Pro forma for the separation includes our anticipated post-separation capital structure and the impact of the separation financing transactions. The separation and our anticipated post-separation capital structure are described in the notes to the Unaudited Pro Forma Condensed Combined Balance Sheet under the Unaudited Pro Forma Condensed Combined Financial Statements and are presented as if the separation and the related transactions and events had been consummated on September 30, 2009.

The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information, and we believe such assumptions are reasonable under the circumstances.

This table should be read in conjunction with “Selected Historical Combined Financial and Other Data,” “Description of Material Indebtedness,” “Description of Share Capital,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited condensed combined financial statements for FinCo and the “Unaudited Pro Forma Condensed Combined Financial Statements” and accompanying notes included in this information statement.

The table below is not necessarily indicative of what our capitalization would have been had the distribution and post-separation been completed on the date assumed. The capitalization table below may not reflect the capitalization or financial condition which would have resulted had we been operating as an independent, publicly traded company at that date and is not necessarily indicative of our future capitalization or financial condition. The capitalization reflects the impact of separation financing transactions, including replacing the allocated portion of First American debt with a new credit facility.

	September 30, 2009
	Historical	Pro Forma for the Separation
	(in thousands)
Indebtedness:
Notes and contracts payable	$124,095	$124,095
Allocated portion of First American debt	140,000	—
New credit facility (Note A)	—	200,000

Total indebtedness	264,095	324,095

Equity:
Common stock (Note B)	—	—
First American’s invested equity (Note B)	2,169,784	1,994,404
Accumulated other comprehensive loss	(170,304)	(189,560)
Noncontrolling interests	84,996	11,760

Total equity	2,084,476	1,816,604

Total capitalization	$2,348,571	$2,140,699

Note A— As a condition of the separation, we anticipate entering into a new credit facility that will have available credit of $250.0 million to $400.0 million, for which we anticipate drawing $200.0 million on the separation date. The funds received from this credit facility will be used to pay down the allocated portion of First American debt.

Note B—Represents the issuance of approximately [— ] shares of FinCo common stock at a par value of $0.00001 per share (assuming a distribution ratio of [—] share(s) of FinCo common stock for every [— ] share(s) of outstanding First American common stock).

SELECTED HISTORICAL COMBINED FINANCIAL AND OTHER DATA

The selected historical combined financial data for First American Financial Corporation (“FinCo”) for the five-year period ended December 31, 2008, have been derived from the combined financial statements of FinCo. The selected historical combined financial data for the nine months ended September 30, 2009 and 2008 have been derived from interim condensed combined financial statements of FinCo. The selected historical combined financial data should be read in conjunction with the Combined Financial Statements and notes thereto, Unaudited Condensed Combined Financial Statements and notes thereto, and Management’s Discussion and Analysis included elsewhere in this information statement.

Our selected historical combined financial data may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, including changes that will occur in our operations and capitalization as a result of our separation from First American. Furthermore, results for any interim period are not necessarily indicative of results to be expected for the full year.

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(in thousands, except percentages and employee data)
Revenues	$3,014,041	$3,453,432	$4,367,725	$6,076,132	$6,685,587	$6,465,870	$5,250,836
Net income(loss)	$81,674	$(7,429)	$(72,482)	$(122,446)	$213,692	$402,215	$247,373
Net income (loss) attributable to FinCo	$72,319	$(17,345)	$(84,005)	$(142,983)	$189,817	$374,744	$225,042
Total assets	$5,557,699	$5,545,692	$5,665,755	$5,354,531	$5,658,505	$5,270,320	$4,090,455
Notes and contracts payable	$124,095	$198,221	$153,969	$306,582	$372,338	$360,437	$366,713
Allocated portion of First American debt (Note A)	$140,000	$140,000	$140,000	$—	$—	$—	$—
Invested equity (Note B)	$1,999,480	$1,958,643	$1,891,841	$1,930,774	$2,564,369	$2,549,170	$1,915,212
Return on average invested equity	3.6%	(0.9)%	(4.4)%	(6.4)%	7.4%	16.8%	11.2%
Other operating data:
Title orders opened (Note C)	1,576	1,566	1,961	2,402	2,510	2,700	2,519
Title orders closed (Note C)	1,170	1,114	1,399	1,697	1,866	2,017	1,909
Number of employees (Note D)	14,278	15,693	15,147	19,783	23,418	24,416	21,097

Note A— We were allocated $140.0 million from First American’s line of credit in June and July 2008 as this amount directly relates to our operations. First American drew on its line of credit and transferred the cash to our subsidiary in 2008 to fund our subsidiary’s statutory capital and surplus.

Note B—Invested equity refers to the combined net assets of FinCo which reflects First American’s combined investment in FinCo and excludes noncontrolling interests.

Note C—Title order volumes are those processed by our direct title operations and do not include orders processed by agents.

Note D—Number of employees in September 2009 and 2008 is based on actual employee headcount, including employees of unconsolidated subsidiaries. Number of employees in 2008, 2007, 2006 and 2005 is based on actual employee headcount, including employees of unconsolidated subsidiaries. Number of employees in 2004 is based on full-time equivalents.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements of FinCo present the historical financial statements of FinCo with adjustments to give effect to the separation from First American, including the transfer of cash and other assets to our Parent as well as the incurrence of incremental debt of approximately $60 million (including the interest expense related to the debt), and the issuance of share capital. The unaudited pro forma condensed combined balance sheet as of September 30, 2009 is presented as if the separation of our company and the related financing transactions had been completed on September 30, 2009. The unaudited pro forma condensed combined income statements for the nine-month period ended September 30, 2009 and the year ended December 31, 2008 are presented as if the separation of our company and related financing transactions had been completed on January 1, 2008. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. While such adjustments are subject to change based upon the finalization of the terms of the separation and the underlying separation agreements, in management’s opinion, the pro forma adjustments have been developed on a reasonable and rational basis.

For the nine months ended September 30, 2009 and the year ended December 31, 2008, First American allocated to us general corporate expenses in the amount of $42.9 million and $65.5 million, respectively. General corporate expenses include, but are not limited to, costs related to finance, legal, information technology, human resources, communications, procurement, facilities, employee benefits and incentives, and stock-based compensation. Effective with the separation, we will assume responsibility for all of these functions and related costs and anticipate our costs as a stand-alone entity will be higher than those allocated to us. In the first year following the separation, these operating costs are estimated to be approximately $10.5 million to $12.0 million higher than the general corporate expenses historically allocated from First American to us. No pro forma adjustments have been made to our financial statements to reflect the additional costs and expenses described in this paragraph because they are projected amounts based on judgmental estimates and, as such, are not includable as pro forma adjustments in accordance with the requirements of Rule 11-02 of Regulation S-X.

These unaudited pro forma condensed combined financial statements should be read in conjunction with our “Management’s Discussion and Analysis”, our audited combined financial statements and accompanying notes, and our unaudited interim condensed combined financial statements and accompanying notes, included in this information statement. The unaudited pro forma condensed combined financial statements are not necessarily indicative of the results of operations or financial position of our company that would have been reported had the separation been completed as of the dates presented, and are not necessarily representative of the future consolidated results of operations or financial position of our company.

First American Financial Corporation

Unaudited Pro Forma Condensed Combined Balance Sheet

September 30, 2009

(in thousands)

	As Reported	Pro Forma Adjustments		Pro Forma Total
Assets
Cash and cash equivalents	$769,160	$(155,500	)(1),(7)	$613,660
Accounts and accrued income receivable, net	239,347	—		239,347
Income tax receivable	—	—		—
Investments:		—		—
Deposits with savings and loan associations and banks	122,067	—		122,067
Debt securities	1,629,952	—		1,629,952
Equity securities	70,460	250,000	(2)	320,460
Other long-term investments	272,989	(82,095	)(3 b,c)	190,894
Related party notes receivable	189,125	(166,125	)(3 a,d)	23,000
		—		—
Loans receivable, net	162,240	—		162,240
Property and equipment, net	370,977	(16,252	)(4)	354,725
Title plants	490,620	—		490,620
Deferred income taxes	202,058	(27,882	)(6)	174,176
Goodwill	802,973	—		802,973
Other intangible assets, net	84,581	—		84,581
Related party receivable, net	—	—		—
Other assets	151,150	5,500	(7)	156,650
		—

Total Assets	$5,557,699	$(192,354)		$5,365,345

Liabilities and Stockholder’s Equity
Demand deposits	1,175,271	$—		$1,175,271
Accounts payable and accrued liabilities	600,254	15,518	(5)	615,772
Related party payable, net	1,310	—		1,310
Deferred revenue	149,152	—		149,152
Reserve for known and incurred but not reported claims	1,256,441	—		1,256,441
Income tax payable	26,700	—		26,700
Notes and contracts payable	124,095	200,000	(7)	324,095
Allocated portion of First American debt	140,000	(140,000	)(7)	—

Total Liabilities	3,473,223	75,518		3,548,741

		—		—
Invested Capital		—		—
Common stock			(9)
First American’s invested equity	2,169,784	(175,380	)(8),(9)	1,994,404
Accumulated other comprehensive loss	(170,304)	(19,256	)(5)	(189,560)
Noncontrolling interests	84,996	(73,236	)(1)	11,760
		—

Total Equity	2,084,476	(267,872)		1,816,604

Total Liabilities and Stockholder’s Equity	$5,557,699	$(192,354)		$5,365,345

(1)

As a condition of consummating the separation, First American will purchase the noncontrolling interest in a joint venture. We are required to fund a portion of the buyout because certain of the joint venture assets are included in our historical financial statements. This amount represents the cash payment of $150 million that we anticipate making to First American and its joint venture partner to fund our share of First American’s purchase of the noncontrolling interest in the joint venture. Additionally, as a result of the buyout, $73.2 million of our noncontrolling interests related to the joint venture will be eliminated.

(2)	As a condition to the separation, we will be transferred a $250 million ownership interest in the common stock of InfoCo which will be accounted for as a marketable equity security. The $250 million investment is expected to represent a [—]% ownership interest in InfoCo.
(3)	The pro forma adjustment to other long-term investments and related party notes receivable is comprised of several items.
a.	First, there are approximately $189 million of notes receivable from The First American Corporation recorded in our historical financial statements which reflect a loan we made to First American. At the separation, the corresponding note payable recorded by First American will be transferred to us and eliminated against our notes receivable.
b.	Second, there are approximately $9 million of investment assets held by the First American Corporation that have not been attributed to FinCo for purposes of the historical financial statements as they were held for general investment purposes and not specifically for our benefit. The investments will be transferred to FinCo at the separation and we are therefore including those investment assets.
c.	Third, there are several investments in affiliates held by us, with investment balances totaling $91 million, that we have agreed to transfer to InfoCo upon the consummation of the separation transaction and we are eliminating those investment assets.
d.	Lastly, the First American Corporation’s defined benefit plans, which are currently underfunded, will remain with FinCo and the obligation related to the InfoCo employees will remain as well (see Note 5). Upon the consummation of the separation, we will be issued a note receivable from InfoCo of approximately $23 million that represents the net present value of the unfunded portion of the liability associated with the InfoCo employees as well as administrative costs associated with administering the plan for those employees. The note will bear interest at a fixed rate, expected to be approximately 7%, and have a maturity date of [—]. We anticipate that the fixed rate will be a market rate for similar instruments.
(4)	The pro forma adjustment represents the transfer to InfoCo of certain real estate property and software assets, net, that under the terms of the separation agreement, InfoCo will retain but have historically been used in our business and reflected in our historical balance sheet.
(5)	As referenced in Note 3d, upon separation the entire obligation associated with the First American Corporation’s defined benefit plans will be assumed by FinCo. Our historical financial statements reflect the accounting for the pension obligation, attributable to our employees, that is expected to be transferred to us upon separation. Under the terms of the separation agreements, we will assume the pension obligation associated with all First American employees and InfoCo will fund the obligation relating to the InfoCo employees as of the spin off date by issuance of a note receivable. The pro forma adjustment represents the incremental net pension liability of $15.5 million and incremental accumulated other comprehensive loss of $19.3 million related to those plans that is currently not attributed to FinCo for purposes of the historical financial statements as these amounts are attributable to employees of InfoCo and the First American Corporation. The actual pension liability and associated other comprehensive loss will be finalized at the separation date.
(6)	This adjustment represents the income tax effects of the pro forma adjustments at the expected statutory tax rates.
(7)

As a condition of the separation, we anticipate entering into a new credit facility that will have available credit of between $250.0 and $400.0 million, for which we anticipate drawing $200 million in connection with the separation, with an interest rate of six month LIBOR plus 400 basis points. The funds received from this credit facility will be used to pay down $200 million of First American Corporation’s existing credit facility that will expire upon consummation of the separation transaction. We currently have $140 million of the First American credit facility attributed to us in the historical financial statements and this pro forma adjustment represents the reclassification of our allocated First American debt to notes payable and the incremental $60 million in debt we will incur as part of the separation. This pro forma adjustment also reflects the $60 million payment as a distribution to First American through our invested equity. Interest on the new credit facility is expected to be 5.55%, which includes the amortization of the anticipated fees and costs associated with obtaining the credit facility. We have used .65% as the base LIBOR borrowing rate which is the six month LIBOR rate as of our most recent reset on the First American credit facility. Additionally, we have included an adjustment to record deferred financing fees of $5.5 million.

(8)	The pro forma adjustment represents the net impact of the pro forma entries on our Invested Equity balance.
(9)	Represents the issuance of approximately [—] shares of FinCo common stock at a par value of $0.00001 per share (assuming a distribution ratio of [—] share(s) of FinCo common stock for every [—] share(s) of outstanding First American common stock).

First American Financial Corporation

Unaudited Pro Forma Condensed Combined Income Statement

Nine Months Ended September 30, 2009

(in thousands)

	As Reported	Pro Forma Adjustments		Pro Forma Total
Revenues:
Operating revenues	$2,931,986	$—		$2,931,986
Investment and other income	82,055	(9,639	)(1)	72,416

Total Revenues	3,014,041	(9,639)		3,004,402

Salaries and other operating expenses	2,793,125	611	(2),(3),(4)	2,793,736
Depreciation and amortization	60,657	(350	)(5)	60,307
Interest	17,058	3,450	(6)	20,508

Total Expenses	2,870,840	3,711		2,874,551

Income before income taxes	$143,201	(13,350)		129,851
Income tax expense/(benefit)	61,527	(3,437	)(7)	58,090

Net income	81,674	(9,913)		71,761
Less: Net income attributable to noncontrolling interests	9,355	(5,273	)(8)	4,082

Net income attributable to FinCo	$72,319	$(4,640)		$67,679

Pro forma net income per share—basic (9)

Pro forma weighted average shares outstanding (9)

First American Financial Corporation

Unaudited Pro Forma Condensed Combined Income Statement

Year Ended December 31, 2008

(in thousands)

	As Reported	Pro Forma Adjustments		Pro Forma Total
Revenues:
Operating revenues	$4,284,800	$—		$4,284,800
Investment and other income	82,925	(1,368	)(1)	81,557

Total Revenues	4,367,725	(1,368)		4,366,357

Salaries and other operating expenses	4,361,183	(4,761	)(2),(3),(4)	4,356,422
Depreciation and amortization	95,242	(463	)(5)	94,779
Interest	27,215	8,647	(6)	35,862

Total Expenses	4,483,640	3,423		4,487,063

Income before income taxes	(115,915)	(4,791)		(120,706)
Income tax benefit	(43,433)	(1,960	)(7)	(45,393)

Net loss	(72,482)	(2,831)		(75,313)
Less: Net income attributable to noncontrolling interests	11,523	(5,292	)(8)	6,231

Net loss attributable to FinCo	$(84,005)	$2,461		$(81,544)

Pro forma net loss per share—basic (9)

Pro forma weighted average shares outstanding (9)

(1)	The pro forma adjustment represents the net impact of:
a.	the elimination of the historical interest income associated with the notes receivable (see Note 3a to the unaudited pro forma condensed combined balance sheet) from The First American Corporation of $8.8 million and $8.9 million for the nine months ended September 30, 2009 and the year ended December 31, 2008, respectively;
b.	the elimination of the historical equity in (earnings) losses from affiliates for certain investments that will not be retained after the separation date of ($0.5) million and $8.0 million, for the nine months ended September 30, 2009 and the year ended December 31, 2008, respectively;
c.	the elimination of lease income of $1.5 million and $2.0 million, for the nine months ended September 30, 2009 and the year ended December 31, 2008, respectively, associated with real estate property that will be transferred to First American;
d.	interest income of $1.2 million and $1.6 million, respectively, to be earned on the note receivable from InfoCo related to the defined benefit plans (see Note 3d to the unaudited pro forma condensed combined balance sheet above).
(2)	The pro forma adjustment represents the incremental pension expense associated with the InfoCo and First American Corporation employees of $1.5 million and ($0.1) million, for the nine months ended September 30, 2009 and year ended December 31, 2008, respectively.
(3)	The pro forma adjustment for the nine months ended September 30, 2009 and the year ended December 31, 2008, represents the elimination of certain web-based services allocated to us by First American in our historical financial statements of $0.9 million and $4.7 million, respectively that we do not anticipate we will incur as a separate stand-alone public company.
(4)

The historical amounts include an allocation of First American corporate expenses. These costs may not be representative of the future costs we will incur as a separate public company. No pro forma adjustments have been made to our financial statements to reflect the additional costs and expenses described in this paragraph because they are projected amounts based on judgmental estimates and, as such, are not includable as pro forma adjustments in accordance with the requirements of Rule 11-02 of Regulation S-X. We estimate the incremental costs associated with operating as a separate public company to be between $10.5 million to $12.0 million, relating to staff additions and other infrastructure costs. These amounts were estimated using First American historical costs adjusted for current market conditions as applicable.

(5)	The pro forma adjustment relates to the elimination of the historical depreciation and amortization on the real estate property and software assets that will be transferred to First American at the separation date.
(6)	The pro forma adjustment represents the incremental interest expense and amortization of deferred financing costs associated with our new credit facility, which we anticipate will have $200 million of borrowings outstanding at the separation date (see further discussion at Footnote 7 to the unaudited pro forma condensed combined balance sheet above). We anticipate that the borrowings will bear interest at 6 month LIBOR plus 400 basis points. The adjustment assumes an average principal amount outstanding of $200 million and a weighted average interest rate of approximately [5.55%] on the aggregate borrowings based on a six month LIBOR rate of .65%. A change of one-eighth of 1% (12.5 basis points) in the interest rate associated with these borrowings would result in additional annual interest expense of approximately $.3 million (in the case of an increase to the rate) or an annual reduction to interest expense of approximately $.3 million (in the case of a decrease in the rate).
(7)	This amount represents the estimated income tax impact of the pro forma adjustments using the statutory rate of 38.3%.
(8)	As discussed in Note 1 to the unaudited pro forma condensed combined balance sheet, we anticipate that the noncontrolling interests in certain of our businesses will be purchased by First American as a condition to the consummation of the separation and therefore we have eliminated the net income attributable to noncontrolling interests associated with those businesses.
(9)	Unaudited pro-forma net income per share is calculated using [—] outstanding shares of First American as of September 30, 2009 because upon the completion of the separation, the number of our shares of outstanding common stock will equal [—] the number of First American outstanding shares on the record date of the distribution.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the “Selected Historical Combined Financial and Other Data”, the “Combined Financial Statements” and the “Unaudited Condensed Combined Financial Statements” for FinCo, included elsewhere in this information statement. The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this information statement, particularly in “Risk Factors” and “Special Note About Forward-Looking Statements.”

This Management’s Discussion and Analysis contains certain financial measures, in particular the presentation of certain balances excluding the impact of acquisitions and other non-recurring items, that are not presented in accordance with generally accepted accounting principles (“GAAP”). We are presenting these non-GAAP financial measures because they provide us and readers of this registration statement on Form 10 with additional insight into our operational performance relative to earlier periods and relative to our competitors. We do not intend for these non-GAAP financial measures to be a substitute for any GAAP financial information. Readers of this registration statement on Form 10 should use these non-GAAP financial measures only in conjunction with the comparable GAAP financial measures.

Overview

We are engaged in the business of providing financial services through our title insurance and services segment and our specialty insurance segment. The title insurance and services segment provides title insurance, escrow and similar or related financial services domestically and internationally in connection with residential and commercial real estate transactions, manages title plants and provides imaged real estate documents to its customers. It also provides thrift, trust and advisory services. The specialty insurance segment issues property and casualty insurance policies and sells home warranty products. In addition, our corporate division consists of certain financing facilities as well as the corporate services that support FinCo’s business operations.

Separation from First American

On January 15, 2008, First American announced that its Board of Directors had approved a plan to separate First American into two independent publicly traded companies, one consisting of First American’s financial services businesses, FinCo, and one for its information solutions businesses, InfoCo. First American expects to accomplish this by way of a dividend distribution of the common stock of FinCo, First American’s wholly owned subsidiary, to First American’s shareholders. Immediately following the distribution, First American shareholders will own 100% of the outstanding common stock of FinCo. Prior to the distribution, certain internal transactions will occur so that FinCo directly or indirectly owns all of First American’s financial services businesses and the title plant management business (i.e., the businesses for which financial information is presented herein). The remaining entity, InfoCo, will own all of First American’s remaining information solutions businesses. FinCo will adopt the “FAF” ticker symbol and its shares of common stock will be traded on the New York Stock Exchange under that symbol. InfoCo will change its name and ticker symbol following the separation.

The consummation of the separation is subject to various closing conditions, including the effectiveness of the Registration Statement on Form 10 of which this information statement is a part, receipt of approvals from domestic and international insurance regulators and the approval of banking regulators, receipt of a favorable ruling from the Internal Revenue Service as to the tax-free nature of the transaction and the final approval of First American’s board of directors, among others. While many of these conditions are outside of First American’s control, we and First American currently expect to complete the separation on April 1, 2010.

Basis of Presentation

Our historical financial statements include assets, liabilities, revenues and expenses directly attributable to our operations. Our historical financial statements reflect allocations of certain corporate expenses from First American. These expenses have been allocated to us on a basis that we consider to reflect fairly or reasonably the utilization of the services provided to or the benefit obtained by our businesses. Our historical financial statements do not reflect the debt or interest expense we might have incurred if we had been a stand-alone entity. In addition, we expect to incur other expenses, not reflected in our historical financial statements, as a result of being a separate publicly traded company. As a result, our historical financial statements do not necessarily reflect what our financial position or results of operations would have been if we had been operated as a stand-alone public entity during the periods covered, and may not be indicative of our future results of operations and financial position.

Our combined financial statements have been prepared in accordance with generally accepted accounting principles and have been derived from the consolidated financial statements of First American and represent carve-out stand-alone combined financial statements. The combined financial statements include items attributable to FinCo and allocations of general corporate expenses from First American.

Our historical financial statements reflect allocations of corporate expenses from First American for certain functions provided by First American, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, compliance, facilities, procurement, employee benefits, and share-based compensation. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on the basis of net revenue, domestic headcount or assets or a combination of such drivers. Both we and First American consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly-traded company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. Following the separation, we will perform these functions using our own resources or purchased services. For an interim period, however, some of these functions will continue to be provided by First American under the transition services agreements. In addition to the transition services agreements, we will enter into a number of commercial agreements with First American in connection with the separation, many of which are expected to have terms longer than one year.

A portion of First American’s consolidated debt has been allocated to us based on amounts directly incurred for our benefit. Interest expense has been allocated in the same proportions as debt. Both we and First American believe the allocation basis for debt and interest expense is reasonable. However, these amounts may not be indicative of the actual amounts that we would have incurred had we been operating as an independent, publicly-traded company for the periods presented. See Note 10 to the combined financial statements for further discussion of our long-term obligations.

Reportable Segments

We consist of First American’s title insurance and services segment, First American’s specialty insurance segment and the title plant management business which is currently part of First American’s data and analytic solutions segment. We consist of the following two reportable segments:

•

Our title insurance and services segment provides title insurance, escrow and similar or related financial services domestically and internationally in connection with residential and commercial real estate transactions, manages title plants and provides imaged real estate documents to its customers. It also provides thrift, trust and investment advisory services.

•	Our specialty insurance segment provides property and casualty insurance, including homeowners insurance, and also provides home warranty policies.

The corporate division consists of certain financing facilities as well as the corporate services that support our business operations.

Critical Accounting Policies and Estimates

We consider the accounting policies described below to be critical in the preparation of our combined financial statements. These policies require us to make estimates and judgments that affect the reported amounts of certain assets, liabilities, revenues, expenses and related disclosures of contingencies. See Note 1 to the combined financial statements for a more detailed description of our accounting policies.

Revenue recognition. Title premiums on policies issued directly by us are recognized on the effective date of the title policy, and for policies issued by independent agents, when notice of issuance is received from the agent. Revenues from home warranty contracts are recognized ratably over the 12-month duration of the contracts. Revenues from property and casualty insurance policies are recognized ratably over the 12-month duration of the policies. For all other products, revenues are recognized at the time of delivery, as we have no significant ongoing obligation after delivery.

Provision for title losses. We provide for title insurance losses by a charge to expense when the related premium revenue is recognized. The amount charged to expense is generally determined by applying a rate (the “loss provision rate”) to total title insurance operating revenues. We estimate the loss provision rate at the beginning of each year and reassess the rate quarterly to ensure that the resulting incurred but not reported (“IBNR”) loss reserve and known claims reserves included in our combined balance sheets together reflect our best estimate of the total costs required to settle all IBNR and known claims. If the ending IBNR reserve is not considered adequate, an adjustment is recorded.

The process of assessing the loss provision rate and the resulting IBNR reserve involves evaluation of the results of both an in-house actuarial review and independent actuarial study. Our in-house actuary performs a reserve analysis utilizing generally accepted actuarial methods that incorporate cumulative historical claims experience and information provided by in-house claims and operations personnel. Current economic and business trends are also reviewed and used in the reserve analysis. These include real estate and mortgage markets conditions, changes in residential and commercial real estate values, and changes in the levels of defaults and foreclosures that may affect claims levels and patterns of emergence, as well as any company-specific factors that may be relevant to past and future claims experience. Results from the analysis include, but are not limited to, a range of IBNR reserve estimates and a single point estimate for IBNR as of the balance sheet date.

For recent policy years at early stages of development (generally the last three years), IBNR was determined by applying an expected loss rate to operating revenue and adjusting for policy year maturity using the estimated loss development pattern. The expected loss rate is based on historical experience and the relationship of the history to the applicable policy years. This is a generally accepted actuarial method of determining IBNR for policy years at early development ages, and when claims data reflects unusual impacts. IBNR calculated in this way is lower than a multiplicative loss development factor calculation would produce. Factor-based development effectively extrapolates results to date forward through the lifetime of the policy year’s development. We believe the expected loss rate method is appropriate for recent policy years, because of the high level of loss emergence during the past two calendar years. This loss emergence is believed to consist largely of acceleration of claims that otherwise would have been realized later and one-time losses. Both of these effects are results of temporary economic conditions that are not expected to persist throughout the development lifetime of those policy years.

For more mature policy years (generally, policy years aged more than three years), IBNR was determined using multiplicative loss development factor calculations. These years were also exposed to adverse economic conditions during 2007-2008 that may have resulted in acceleration of claims and one-time losses. The possible extrapolation of these losses to future development periods by using factors was considered. The impact of economic conditions during 2007-2008 is believed to account for a much less significant portion of losses on policy years 2004 and prior than on recent policy years. Policy years 2004 and prior were at relatively mature ages when the adverse development period began in 2007, and much of their losses had already been incurred by then. In addition, the loss development factors for policy years 2005 and prior are low enough that the potential for over-extrapolation is limited to an acceptable level.

We utilize an independent third party actuary who produces a report with estimates and projections of the same financial items described above. The third party actuary’s analysis uses generally accepted actuarial methods that may in whole or in part be different from those used by the in-house actuary. The third party actuary’s report is a second estimate that is used to validate the reasonableness of the in-house analysis.

We use the point estimate of the projected IBNR from the in-house actuary’s analysis and other relevant information it may have concerning claims to determine what we consider to be the best estimate of the total amount required for the IBNR reserve.

Title insurance policies are long-duration contracts with the majority of the claims reported to us within the first few years following the issuance of the policy. Generally, 70 to 80 percent of claim amounts become known in the first five years of the policy life, and the majority of IBNR reserves relate to the five most recent policy years. A material change in expected ultimate losses and corresponding loss rates for policy years older than five years, while possible, is not considered reasonably likely by us. However, changes in expected ultimate losses and corresponding loss rates for recent policy years are considered likely and could result in a material adjustment to the IBNR reserves. Based on historical experience, we believe that a 50 basis point change to the loss rates for the most recent policy years, positive or negative, is reasonably likely given the long duration nature of a title insurance policy. For example, if the expected ultimate losses for each of the last five policy years increased or decreased by 50 basis points, the resulting impact on the IBNR reserve would be an increase or decrease, as the case may be, of $128.8 million as of December 31, 2008. The estimates made by us in determining the appropriate level of IBNR reserves could ultimately prove to be inaccurate and actual claims experience may vary from the expected claims experience.

A summary of our loss reserves, broken down into its components of known title claims, incurred but not reported and non-title claims, follows:

(in thousands except percentages)	December 31, 2008		December 31, 2007
Known title claims	$234,380	17.7%	$188,279	14.1%
IBNR	1,035,779	78.1%	1,096,230	82.3%

Total title claims	1,270,159	95.8%	1,284,509	96.4%
Non-title claims	56,123	4.2%	47,828	3.6%

Total loss reserves	$1,326,282	100.0%	$1,332,337	100.0%

Fair Value of Investment Portfolio. We classify our publicly traded debt and equity securities as available-for-sale, as defined by Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” (“ASC Topic 320-10”) with unrealized gains or losses classified as a component of other comprehensive income.

We determine the fair value of our debt and equity securities in accordance with Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“ASC Topic 820-10”). ASC Topic 820-10 provides a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity’s own assumptions about market participant assumptions developed based on the information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security in our available-for-sale portfolio is based on our assessment of the transparency and reliability of the inputs used in the valuation of such instrument at the measurement date. The three hierarchy levels are defined as follows:

Level 1—Valuations based on unadjusted quoted market prices in active markets for identical securities. The fair value of equity securities included in the Level 1 category was based on quoted prices that are readily and regularly available in an active market.

Level 2—Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly. The fair value of fixed maturity and short-term investments included in the Level 2 category was based on the market values obtained from an independent pricing service that were evaluated using pricing models that vary by asset class and incorporate available trade, bid and other market information and price quotes from well-established independent broker-dealers. This pricing service, which is a provider of financial market data, analytics and related services to financial institutions, provides management one price for each security. The independent pricing service monitors market indicators, industry and economic events, and for broker-quoted only securities, obtains quotes from market makers or broker-dealers that it recognizes to be market participants. The Level 2 category includes foreign bonds, governmental agency bonds, governmental agency mortgage-backed and asset-backed securities and corporate debt securities, many of which are actively traded and have market prices that are readily verifiable. Level 2 also includes non-agency mortgage-backed and asset-backed securities and municipal bonds which are currently not actively traded securities. When the value from an independent pricing service is utilized, we obtain an understanding of the valuation models and assumptions utilized by the service and have controls in place to determine that the values provided represent current values. Typical inputs and assumptions to pricing models used to value securities include, but are not limited to, benchmark yields, reported trades, broker-dealer quotes, issue spreads, benchmark securities, bids, offers, reference data and industry and economic events. For mortgage and asset-backed securities, inputs and assumptions may also include characteristics of the issuer, collateral attributes, prepayment speeds and credit ratings. Our validation procedures include assessing the reasonableness of the changes relative to prior periods given the prevailing market conditions, comparison of the prices received from the pricing service to quotes received from other third party sources for securities with market prices that are readily verifiable, changes in the issuers’ credit worthiness, performance of any underlying collateral and prices of the instrument relative to similar issuances. To date, we have not made any adjustments to the results provided by the pricing service.

Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve our judgment.

If the inputs used to measure fair value fall in different levels of the fair value hierarchy, a financial security’s hierarchy level is based upon the lowest level of input that is significant to the fair value measurement. A number of our investment grade corporate bonds are frequently traded in active markets and market prices for these securities existed at September 30, 2009 and December 31, 2008. These securities were classified as Level 2 at September 30, 2009 and December 31, 2008 because the valuation models use observable market inputs in addition to traded prices.

In the first quarter of 2009, we adopted the provisions of Financial Accounting Standards Board (“FASB”) Staff Position FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“ASC Topic 320-10-65-1”) and assessed the unrealized losses in our portfolio under this guidance, primarily the non-agency mortgage-backed and asset-backed securities portfolios. In determining whether a credit loss exists, we evaluated individual securities by estimating projected cash flows that we are likely to collect based on an assessment of all available information about each individual security, the structure of the security and certain assumptions such as the remaining payment terms of the security, prepayment speeds, default rates, and loss severity on the collateral supporting the security. In developing these assumptions, we utilized publicly available information related to individual assets, analysts’ expectations on the expected performance of similar underlying collateral and our securities data and market analytic tools. The expected cash flows were discounted using the credit adjusted effective yield to maturity. For discussion of the methodology previously utilized to evaluate the non-agency mortgage-backed and asset-backed securities portfolio refer to Note 1 to the combined financial statements. As a result of our security-level review and other economic factors, we recognized $10.6 million of losses associated with non-agency mortgage-backed and asset-backed securities for the nine months ended September 30, 2009, which amount related to the present value of estimated credit losses on the securities. Non-credit related unrealized losses of $40.4 million related to these securities were included in accumulated other comprehensive loss at September 30, 2009.

When, in our opinion, a decline in the fair value of an equity security, including common and preferred stock, is considered to be other-than-temporary, such equity security is written down to its fair value. When assessing if a decline in value is other-than-temporary, the factors considered include the length of time and extent to which fair value has been below cost, the probability that we will be unable to collect all amounts due under the contractual terms of the security, the seniority and duration of the securities (including estimates of prepayments and credit losses and sensitivity analysis of those estimates), issuer-specific news and other developments, the financial condition and prospects of the issuer (including credit ratings), macro-economic changes (including the outlook for industry sectors, which includes government policy initiatives) and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

When an equity security has been in an unrealized loss position for greater than twelve months, our review of the security includes the above noted factors as well as what evidence, if any, exists to support that the security will recover its value in the foreseeable future, typically within the next twelve months. If objective, substantial evidence does not indicate a likely recovery during that timeframe, our policy is that such losses are considered other-than-temporary and therefore an impairment loss is recorded.

Impairment testing for goodwill and other intangible assets. Pursuant to Statement of Financial Standards No. 142, “Goodwill and Other Intangible Assets” (“ASC Topic 350-10-05”), we are required to perform an annual impairment test for goodwill and other indefinite-lived intangible assets for each reporting unit. This annual test, which we have elected to perform every fourth quarter, utilizes a variety of valuation techniques, all of which require us to make estimates and judgments. Fair value is determined by employing an expected present value technique, which utilizes multiple cash flow scenarios that reflect a range of possible outcomes and an appropriate discount rate. The use of comparative market multiples (the “market approach”) compares the reporting unit to other comparable companies (if such comparables are present in the marketplace) based on valuation multiples to arrive at a fair value. We also use certain of these valuation techniques in accounting for business combinations, primarily in the determination of the fair value of acquired assets and liabilities. Our reporting units, for purposes of applying the provisions of ASC Topic 350-10-05, are title insurance, home warranty, property and casualty insurance, and trust and other services. At such time that an impairment in value of an intangible or long-lived asset is identified, the impairment is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. In assessing the fair value, we utilize the results of the valuations (including the market approach to the extent comparables are available) and consider the range of fair values determined under all methods and the extent to which the fair value exceeds the book value of the equity. Our policy is to perform an annual impairment test for each reporting unit in the fourth quarter or sooner if circumstances indicate a possible impairment.

ASC Topic 350-10-05 impairment testing process includes two steps. The first step (“Step 1”) compares the fair value of each reporting unit to its book value. The fair value of each reporting unit is determined by using discounted cash flow analysis and market approach valuations. If the fair value of the reporting unit exceeds its book value, the goodwill is not considered impaired and no additional analysis is required. However, if the book value is greater than the fair value, a second step (“Step 2”) must be completed to determine if the fair value of the goodwill exceeds the book value of the goodwill.

Step 2 involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated impairment. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination, by measuring the excess of the estimated fair value of the reporting unit, as determined in the first step, over the aggregate estimated fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment loss is recorded for the excess. An impairment loss cannot exceed the carrying value of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted. The valuation of goodwill requires assumptions and estimates of many critical factors including revenue growth, cash flows, market multiples and discount rates. Forecasts of future operations are based, in part, on operating results and our expectations as to future market conditions. These types of analyses contain uncertainties because they require us to make assumptions and to apply judgments to estimate industry economic factors and the profitability of future business strategies. However, if actual results are not consistent with our estimates and assumptions, we may be exposed to an additional impairment loss that could be material. Due to significant volatility in the current markets, our operations may be negatively impacted in the future to the extent that exposure to impairment charges may be required. We completed the required annual impairment testing for goodwill and other intangible assets in accordance with the provisions of ASC Topic 350-10-05, for the years ended December 31, 2008 and 2007, in the fourth quarter of each year and concluded that there was no impairment. In the nine months ended September 30, 2009 and the year ended December 31, 2008, we concluded that, based on our assessment of the reporting units’ operations, the markets in which the reporting units operate and the long-term prospects for those reporting units that the more likely than not threshold for decline in value established by ASC Topic 350-10-05 had not been met and that therefore no triggering events requiring an earlier analysis had occurred.

We use estimated future cash flows (undiscounted and excluding interest) to measure the recoverability of long-lived assets held and used whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable.

Income taxes. We account for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We evaluate the need to establish a valuation allowance for deferred tax assets based upon the amount of existing temporary differences, the period in which they are expected to be recovered and expected levels of taxable income. A valuation allowance to reduce deferred tax assets is established when it is “more likely than not” that some or all of the deferred tax assets will not be realized.

Our operations have been included in the consolidated federal tax return of First American and will continue to be included up to the date of the separation. In addition, we have filed consolidated and unitary state income tax returns with First American in jurisdictions where required or permitted and will continue to file with First American to the date of the separation. The income taxes associated with our inclusion in First American’s consolidated federal and state income tax returns are included in the income tax receivable and income tax payable line items on the accompanying combined balance sheets. The provision for income taxes is computed as if we filed our federal and state income tax returns on a stand-alone basis.

We adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“ASC 740-10”) as of January 1, 2007. ASC 740-10 clarifies the accounting for uncertainties in income taxes recognized in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (ASC 740-10) by prescribing guidance for the recognition, derecognition and measurement in financial statements of income tax positions taken in previously filed returns or tax positions expected to be taken in tax returns, including a decision whether to file or not to file in a particular jurisdiction. ASC 740-10 requires that any liability created for unrecognized tax benefits be disclosed. The application of ASC 740-10 may also affect the tax bases of assets and liabilities and therefore may change or create deferred tax liabilities or assets. As a result of the adoption of ASC 740-10, we recorded a cumulative effect adjustment of $3.1 million as a reduction to invested equity as of January 1, 2007.

Depreciation and amortization lives for assets. We are required to estimate the useful lives of several asset classes, including capitalized data, internally developed software and other intangible assets. The estimation of useful lives requires a significant amount of judgment related to matters such as future changes in technology, legal issues related to allowable uses of data and other matters.

Share-based compensation. We have and will participate in First American’s share-based compensation plans up to the date of the separation and record compensation expense based on First American equity awards granted to our employees.

Prior to January 1, 2006, First American measured its stock-based compensation using the intrinsic value approach under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), as permitted by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“ASC Topic 718-10-05”). This standard is a revision of SFAS 123 and supersedes APB 25 and its related implementation guidance. Effective January 1, 2006, First American adopted ASC Topic 718-10-05, which establishes standards for share-based awards for employee services. ASC Topic 718-10-05 has two transition method applications to choose from and First American selected the modified-prospective method, under which prior periods are not revised for comparative purposes. ASC Topic 718-10-05 focuses primarily on accounting for share-based payment transactions in which an entity obtains employee services. The standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). The cost is recognized over the period during which an employee is required to provide services in exchange for the award. In accordance with the modified prospective method, First American continues to use the Black-Scholes option-pricing model for all unvested options as of December 31, 2005. First American has selected the binomial lattice option-pricing model to estimate the fair value for any options granted after December 31, 2005. In conjunction with the adoption of ASC Topic 718-10-05, First American changed the method of attributing the value of share-based compensation expense from the accelerated multiple-option method to the straight-line single option method. Compensation expense for all share-based awards granted prior to January 1, 2006 is recognized using the accelerated multiple-option approach, while compensation expense for all share-based awards granted subsequent to January 1, 2006, is recognized using the straight-line single option method unless another expense attribution model is required by ASC Topic 718-10-05. As stock-based compensation expense recognized in the results of operations is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. ASC Topic 718-10-05 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Prior to 2006, forfeitures were recognized as they occurred. First American elected to apply the long-form method for determining the pool of windfall tax benefits and had a pool of windfall tax benefits upon adoption of ASC Topic 718-10-05.

In 2007, First American changed from granting stock options as the primary means of share-based compensation to granting restricted stock units (“RSUs”). The fair value of any RSU grant is based on the market value of First American shares on the date of grant and is generally recognized as compensation expense over the vesting period. RSUs granted to certain key employees have graded vesting and have a service and performance requirement and are therefore expensed using the accelerated multiple-option method to record share-based compensation expense. All other RSU awards have graded vesting and service is the only requirement to vest in the award and are therefore generally expensed using the straight-line single option method to record share-based compensation expense. RSUs receive dividend equivalents in the form of RSUs having the same vesting requirements as the RSUs initially granted.

In addition to stock options and RSUs, First American has an employee stock purchase plan that our employees participate in that allows eligible employees to purchase common stock of First American at 85.0% of the closing price on the last day of each month. Under the provisions of ASC Topic 718-10-05, First American recognizes an expense in the amount equal to the discount. The discount allocated to our employees is recognized by us in our combined statement of income (loss).

Recent Accounting Pronouncements:

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162” also issued as Accounting Standards Update No. 2009-01, “Generally Accepted Accounting Principles” (“ASC Topic 105-10”) which establishes the FASB Accounting Standards Codification (“the Codification” or “ASC”) as the official single source of authoritative U.S. generally accepted accounting principles (“GAAP”). All guidance contained in the Codification carries an equal level of authority. All existing accounting standards are superseded. All other accounting guidance not included in the Codification will be considered non-authoritative. The Codification also includes all relevant Securities and Exchange Commission (“SEC”) guidance organized using the same topical structure in separate sections within the Codification. Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. The Codification is not intended to change GAAP, but it will change the way GAAP is organized and presented. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Except for the disclosure requirements, the adoption of this statement did not have an impact on the determination or reporting of our combined financial statements. In order to ease the transition to the Codification, we are providing the Codification cross-reference alongside the references to the standards issued and adopted prior to the adoption of the Codification.

In September 2006, the FASB issued ASC Topic 820-10. ASC Topic 820-10 defines fair value, establishes a framework for measuring fair value within GAAP, and expands disclosure requirements regarding fair value measurements. Although ASC Topic 820-10 does not require any new fair value measurements, its application may, in certain instances, change current practice. Where applicable, ASC Topic 820-10 simplifies and codifies fair value related guidance previously issued within GAAP. In February 2008, the FASB issued FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157” (“ASC Topic 820-10-15-1”). ASC Topic 820-10-15-1 delayed the effective date of ASC Topic 820-10 for non-financial assets and non-financial liabilities until January 1, 2009. The provisions of ASC Topic 820-10 for financial assets and financial liabilities were applied as of January 1, 2008, and had no material effect on our combined financial statements. The provisions of ASC Topic 820-10 for non-financial assets and non-financial liabilities were applied as of January 1, 2009, and had no material effect on our combined financial statements. In October 2008, the FASB issued FASB Staff Position No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active” (“ASC Topic 820-10-65-2”). ASC Topic 820-10-65-2 clarifies the application of ASC Topic 820-10, in cases where a market is not active. We have considered ASC Topic 820-10-65-2 in our determination of estimated fair values as of September 30, 2009 and December 31, 2008, and the impact was not material.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“ASC Topic 825-10”). This statement permits companies to choose to measure many financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. We adopted ASC Topic 825-10 effective January 1, 2008. We did not apply ASC Topic 825-10 to any assets or liabilities and, therefore, the adoption had no effect on our combined financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“ASC Topic 805-10”). ASC Topic 805-10 retains the fundamental requirements in Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”), that the acquisition method of accounting, previously known as the purchase method, be used for all business combinations and for an acquirer to be identified for each business combination. ASC Topic 805-10 establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. ASC Topic 805-10 requires contingent consideration to be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value to be recognized in earnings until settled. ASC Topic 805-10 also requires acquisition-related transaction and restructuring costs to be expensed rather than treated as part of the cost of the acquisition. We adopted ASC Topic 805-10 on January 1, 2009 and the adoption of ASC Topic 805-10 had no material impact on our combined financial statements.

In April 2009, the FASB issued FASB Staff Position FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“ASC Topic 805-20-25-19”). The FASB carried forward the requirements in SFAS 141 for acquired contingencies, which would require that such contingencies be recognized at fair value on the acquisition date if fair value can be reasonably estimated during the allocation period. Otherwise, companies would typically account for the acquired contingencies in accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (“ASC 450-10”). As a result of the requirement to use the guidance in SFAS 141, the accounting for preacquisition contingencies may be an exception to the recognition and fair value measurement principles of ASC Topic 805-20-25-19. Additionally, the FASB changed the accounting for an acquiree’s pre-existing contingent consideration arrangement that was assumed by the acquirer as part of the business combination. Such arrangements will now be accounted for as contingent consideration by the acquirer. ASC Topic 805-20-25-19 had the same effective date as ASC Topic 805-10, and was effective for all business combinations for which the acquisition date was on or after January 1, 2009. We adopted ASC Topic 805-20-25-19 on January 1, 2009 and the adoption of ASC Topic 805-20-25-19 had no impact on our combined financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interest in Consolidated Financial Statements—an amendment of ARB No. 51” (“ASC Topic 810-10”). ASC Topic 810-10 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. ASC Topic 810-10 also establishes reporting requirements that provide disclosures that identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. ASC Topic 810-10 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests—all other requirements are to be applied prospectively. All periods presented in these combined financial statements reflect the presentation and disclosure requirements of ASC Topic 810-10. All other requirements of ASC Topic 810-10 will be applied prospectively. We adopted ASC Topic 810-10 on January 1, 2009. Except for the disclosure requirements, the adoption of ASC Topic 810-10 did not have an impact on our combined financial statements.

In April 2009, the FASB issued FASB Staff Position FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“ASC Topic 320-10-65-1”). ASC Topic 320-10-65-1 establishes a new method of recognizing and reporting other-than-temporary impairments of debt securities. It also contains additional disclosure requirements related to debt and equity securities and changes existing impairment guidance under ASC Topic 320-10. For debt securities, the “ability and intent to hold” provision is eliminated, and impairment is considered to be other-than-temporary if an entity (i) intends to sell the security, (ii) more likely than not will be required to sell the security before recovering its cost, or (iii) does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell). This new framework does not apply to equity securities (i.e., impaired equity securities will continue to be evaluated under previously existing guidance). The “probability” standard relating to the collectability of cash flows is eliminated, and impairment is now considered to be other-than-temporary if the present value of cash flows expected to be collected from the debt security is less than the amortized cost basis of the security. ASC Topic 320-10-65-1 also provides that for debt securities which (i) an entity does not intend to sell and (ii) it is not more likely than not that the entity will be required to sell before the anticipated recovery of its remaining amortized cost basis, the impairment is separated into the amount related to estimated credit losses and the amount related to all other factors. The amount of the total impairment related to all other factors is recorded in other comprehensive loss and the amount related to estimated credit loss is recognized as a charge against current period earnings. ASC Topic 320-10-65-1 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted. We elected to adopt ASC 320-10-65-1 in the first quarter of 2009. As a result of adopting ASC Topic

320-10-65-1, we recognized $10.6 million of losses associated with non-agency mortgage-backed and asset-backed securities for the nine months ended September 30, 2009, which amount relates to the present value of estimated credit losses on the securities. Non-credit related unrealized losses of $40.4 million related to these securities are included in accumulated other comprehensive loss at September 30, 2009.

In April 2009, the FASB issued FASB Staff Position FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“ASC Topic 820-10”). ASC Topic 820-10 indicates that if an entity determines that either the volume and/or level of activity for an asset or liability has significantly decreased (from normal conditions for that asset or liability) or price quotations or observable inputs are not associated with orderly transactions, increased analysis and management judgment will be required to estimate fair value. ASC Topic 820-10 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted. ASC Topic 820-10 must be applied prospectively. We elected to adopt ASC Topic 820-10 in the first quarter of 2009. The adoption of ASC Topic 820-10 had no material impact on our combined financial statements.

In April 2009, the SEC issued Staff Accounting Bulletin No. 111 (“SAB 111”) on other-than-temporary impairments. SAB 111 amends Topic 5.M. in the Staff Accounting Bulletin Series entitled “Other-Than-Temporary Impairment of Certain Investments in Debt and Equity Securities” (“Topic 5. M.”). SAB 111 maintains the SEC staff’s previous views related to equity securities and amends Topic 5.M. to exclude debt securities from its scope. We elected to adopt SAB 111 in the first quarter of 2009. SAB 111 did not have a material impact on our combined financial statements.

In April 2009, the FASB issued FASB Staff Position FAS 107-1 and Accounting Principles Board Opinion No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“ASC Topic 825-10-65-1”). ASC Topic 825-10-65-1 relates to fair value disclosures in public entity financial statements for financial instruments that are within the scope of Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments” (“ASC Topic 825-10”). This guidance increases the frequency of those disclosures, requiring public entities to provide the disclosures on a quarterly basis, rather than annually. ASC Topic 825-10-65-1 is effective for interim and annual periods ending after June 15, 2009. We adopted ASC Topic 825-10-65-1 in the second quarter of 2009. Except for the disclosure requirements, the adoption of ASC Topic 825-10-65-1 did not have an impact on our combined financial statements.

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, “Subsequent Events” (“ASC Topic 855-10”). ASC Topic 855-10 is modeled after the same principles as the subsequent event guidance in auditing literature with some terminology changes and additional disclosures. ASC Topic 855-10 is effective for interim and annual periods ending after June 15, 2009, and is required to be applied prospectively. We adopted ASC Topic 855-10 in the second quarter of 2009. Except for the disclosure requirements, the adoption of ASC Topic 855-10 had no impact on our combined financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140” (“SFAS 166”). SFAS 166 removes the concept of a qualifying special-purpose entity from Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” (“ASC Topic 860-10”) establishes a new “participating interest” definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarifies and amends the derecognition criteria for a transfer to be accounted for as a sale, and changes the amount that can be recognized as a gain or loss on a transfer accounted for as a sale when beneficial interests are received by the transferor. Enhanced disclosures are also required to provide information about transfers of financial assets and a transferor’s continuing involvement with transferred financial assets. This statement must be applied as of the beginning of an entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We are currently evaluating the effect that adoption of this standard will have on our combined financial position and results of operations when it becomes effective in 2010.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 amends FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“ASC Topic 810-10”) to require an enterprise to qualitatively assess the determination of the primary beneficiary of a variable interest entity (“VIE”) based on whether the entity (1) has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (2) has the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. Also, SFAS 167 requires an ongoing reconsideration of the primary beneficiary, and amends the events that trigger a reassessment of whether an entity is a VIE. Enhanced disclosures are also required to provide information about an enterprise’s involvement in a VIE. This statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We are currently evaluating the effect that adoption of this standard will have on our combined financial position and results of operations when it becomes effective in 2010.

Results of Operations

Years Ended December 31, 2008, 2007 and 2006

Overview

A substantial portion of the revenues for our title insurance and services segment result from resales and refinancings of residential real estate and, to a lesser extent, from commercial transactions and the construction and sale of new housing. In the specialty insurance segment, revenues associated with the initial year of coverage in both the home warranty and property and casualty operations are impacted by volatility in real estate transactions. Traditionally, the greatest volume of real estate activity, particularly residential resale, has occurred in the spring and summer months. However, changes in interest rates, as well as other economic factors, can cause fluctuations in the traditional pattern of real estate activity.

Residential mortgage originations in the United States (based on the total dollar value of the transactions) decreased 23.3% in 2008 when compared with 2007, according to the Mortgage Bankers Association’s January 12, 2009 Mortgage Finance Forecast (the “MBA Forecast”), and decreased 14.2% in 2007 when compared with 2006, according to the January 14, 2008 MBA Forecast. These decreases in mortgage originations reflected declines in both refinance and purchase originations. According to the MBA Forecast, the dollar amount of refinance originations and purchase originations decreased 23.1% and 23.6%, respectively, in 2008 when compared with 2007, and 11.5% and 16.8%, respectively, in 2007 relative to 2006.

Our total operating revenues decreased 27.2% in 2008 from 2007 and 8.9% in 2007 from 2006. These decreases reflected the overall declines in mortgage originations as well as the continued decline in home values. Offsetting the impact of these factors was the growth in default-related revenues.

Our realized pre-tax net investment losses in 2008 and 2007 were $90.8 million and $77.9 million, respectively. These net losses were primarily due to permanent impairment charges.

Total expenses, before income taxes, decreased 28.7% in 2008 from 2007 and 0.5% in 2007 from 2006. The decrease in 2008 primarily reflected a decline in title insurance agent retention due in large part to the decline in title insurance agent revenues, reductions in employee compensation expense, primarily reflecting employee reductions and reduced benefit costs, a decline in other operating expenses due to overall cost-containment programs and a reduction in interest expense. Contributing to the decrease for 2008 was a reduction in title insurance claims expense primarily due to a lower reserve strengthening adjustment recorded in 2008 as compared to 2007. The decrease in 2007 over 2006 primarily reflected a decline in title insurance agent retention due in large part to the decline in title insurance agent revenues, employee reductions and other cost-containment programs, offset in part by a reserve strengthening adjustment.

Net loss attributable to FinCo was $84.0 million and $143.0 million for 2008 and 2007, respectively, and net income attributable to FinCo was $189.8 million for 2006.

Declines in real estate prices and transactions, as well as tightening of mortgage credit and decreases in general economic conditions continue to impact the demand for many of our products and services. These conditions have also had an impact on, and continue to impact, the performance and financial condition of some of our customers; should these parties continue to encounter significant issues, those issues may lead to negative impacts on our revenue, claims, earnings and liquidity.

We expect continued weakness in the real estate and mortgage markets to continue impacting our business. Given this outlook, we sharpened our focus on controlling costs by reducing employee count, consolidating offices, centralizing agency and administrative functions, optimizing management structure and rationalizing our brand strategy. We plan to continue these efforts where appropriate. In addition, we will continue to scrutinize the profitability of our agency relationships, increase our offshore leverage and develop new sales opportunities. Beginning at the end of 2008, we initiated an effort to optimize our claims handling process through, among other things, the centralization of claims handling, enhanced corporate control over the claims process and claims process standardization.

Title Insurance and Services

	2008	2007	2006	2008 vs. 2007		2007 vs. 2006
				$ Change	% Change	$ Change	% Change
	(in thousands, except percentages)
Revenues
Direct operating revenues	$2,269,039	$2,944,575	$3,141,961	$(675,536)	(22.9)	$(197,386)	(6.3)
Agent operating revenues	1,729,440	2,637,105	3,008,088	(907,665)	(34.4)	(370,983)	(12.3)

Operating revenues	3,998,479	5,581,680	6,150,049	(1,583,201)	(28.4)	(568,369)	(9.2)
Investment and other income	158,253	248,483	206,313	(90,230)	(36.3)	42,170	20.4
Net realized investment losses	(84,515)	(77,091)	(2,364)	(7,424)	(9.6)	(74,727)	NM (1)

	4,072,217	5,753,072	6,353,998	(1,680,855)	(29.2)	(600,926)	(9.5)

Expenses
Salaries and other personnel costs	1,307,742	1,719,704	1,796,107	(411,962)	(24.0)	(76,403)	(4.3)
Premiums retained by agents	1,374,452	2,111,798	2,404,893	(737,346)	(34.9)	(293,095)	(12.2)
Other operating expenses	964,010	1,178,637	1,089,033	(214,627)	(18.2)	89,604	8.2
Provision for policy losses and other claims	343,559	710,663	483,550	(367,104)	(51.7)	227,113	47.0
Depreciation and amortization	86,900	88,511	79,926	(1,611)	(1.8)	8,585	10.7
Premium taxes	42,000	60,944	66,608	(18,944)	(31.1)	(5,664)	(8.5)
Interest	24,739	42,600	31,085	(17,861)	(41.9)	11,515	37.0

	4,143,402	5,912,857	5,951,202	(1,769,455)	(29.9)	(38,345)	(0.6)

(Loss) income before income taxes	$(71,185)	$(159,785)	$402,796	$88,600	55.4	$(562,581)	(139.7)

Margins	(1.7)%	(2.8)%	6.3%	1.0%	37.1	(9.1)%	(143.8)

(1)	Not meaningful

Operating revenues from direct title operations decreased 22.9% in 2008 from 2007 and 6.3% in 2007 from 2006. The decrease in 2008 from 2007 was due to a decline in both the number of orders closed by our direct operations and in the average revenue per order closed. The decrease in 2007 from 2006 was due to a decline in the number of orders closed by our direct operations, offset in part by an increase in the average revenue per order closed. The average revenue per order closed was $1,510, $1,626 and $1,565 for 2008, 2007 and 2006, respectively. Our direct title operations closed 1,398,700, 1,696,500 and 1,865,700 title orders during 2008, 2007 and 2006, respectively. The fluctuations in closings primarily reflected decreasing mortgage origination activity. Operating revenues from agency title operations decreased 34.4% in 2008 from 2007 and 12.3% in 2007 from 2006. These decreases were primarily due to the same factors impacting direct title operations and the cancellation of certain agency relationships. We are continuing to analyze the terms and profitability of our title agency relationships and are working to amend agent agreements to the extent possible. Amendments being sought include, among others, changing the percentage of premiums retained by the agent and the deductible paid by the agent on claims; if changes to the agreements cannot be made, we may elect to terminate certain agreements.

Total operating revenues for the title insurance segment (direct and agency operations) contributed by new acquisitions were $12.5 million, $67.8 million and $202.2 million for 2008, 2007 and 2006, respectively.

Investment and other income decreased 36.3% in 2008 over 2007 and increased 20.4% in 2007 over 2006. The decrease in 2008 from 2007 primarily reflected declining yields earned from the investment portfolio and a decrease in interest earned on certain escrow deposits, which reflected lower yields and lower balances. These decreases were partially offset by an increase in investment income at our trust division as a result of increased deposits. The increase in 2007 over 2006 was primarily due to the growth in interest income resulting from increases in the average investment portfolio balance and higher yields.

Net realized investment losses for the title insurance segment totaled $84.5 million, $77.1 million and $2.4 million for 2008, 2007 and 2006, respectively. Net losses in 2008 were primarily driven by a $37.3 million write-down to reflect the permanent impairment of a long-term investment in a title insurance agent, a $30.3 million impairment loss on preferred securities issued by the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”) and $7.5 million in other long-term asset permanent impairments. The 2007 total included $86.3 million in impairment charges on long-term assets, which primarily reflected impairment losses related to the valuations of two unconsolidated affiliates, offset in part by miscellaneous realized investment gains.

The title insurance segment (primarily direct operations) is labor intensive; accordingly, a major variable expense component is salaries and other personnel costs. This expense component is affected by two competing factors; the need to monitor personnel changes to match the level of corresponding or anticipated new orders, and the need to provide quality service.

Title insurance salaries and other personnel costs decreased 24.0% in 2008 from 2007 and 4.3% in 2007 from 2006. Excluding new acquisitions, the decrease was 24.5% in 2008 from 2007 and 6.3% in 2007 from 2006. The decrease in 2008 from 2007 was primarily due to employee reductions, salary reductions, the modification of bonus programs and reductions in employee benefits expense, including the profit-driven 401(k) match, offset in part by employee separation costs. The reduction in the profit-driven 401(k) match is due to the fact that we did not meet the profit requirement for a 401(k) plan match in 2008. We reduced staff by approximately 4,400 since the beginning of 2008, incurring approximately $25.5 million in employee separation costs, and consolidated or closed 390 title offices. The decrease in salaries and other personnel expenses in 2007 from 2006 reflected a reduction in base salary expense as well as bonus expense resulting from personnel reductions and lower levels of profits. Title insurance staff reductions totaled 3,089 in 2007 and employee separation costs were $19.5 million.

We continue to closely monitor order volumes and related staffing levels and will adjust staffing levels as considered necessary. Our direct title operations opened 1,960,800, 2,401,500, and 2,510,400 orders in 2008,

2007, and 2006, respectively, representing a decrease of 18.4% in 2008 over 2007 and a decrease of 4.3% in 2007 over 2006. These decreases primarily reflect the decline in mortgage originations, offset in part by market share growth that resulted from organic growth and acquisition activity.

A summary of agent retention and agent revenues is as follows:

	2008	2007	2006
	(in thousands, except percentages)
Agent retention	$1,374,452	$2,111,798	$2,404,893

Agent revenues	$1,729,440	$2,637,105	$3,008,088

% retained by agents	79.5%	80.1%	79.9%

The premium split between underwriter and agents is in accordance with the respective agency contracts and can vary from region to region due to divergences in real estate closing practices, as well as rating structures. As a result, the percentage of title premiums retained by agents varies due to the geographical mix of revenues from agency operations. The decrease in 2008 was primarily due to the cancellation and/or modification of certain agency relationships with unfavorable splits, and all years were impacted by regional variances (i.e., the agency share or split varies from region to region and thus the geographic mix of agency revenues causes this variation).

Title insurance other operating expenses (principally direct operations) decreased 18.2% in 2008 from 2007 and increased 8.2% in 2007 over 2006. The decrease in 2008 from 2007 was primarily due to a decline in title production costs associated with the decrease in business volume, lower occupancy costs as a result of the consolidation/ closure of certain title offices and other cost-containment programs. Offsetting in part these decreases were $26.0 million in costs associated with office consolidation/ closure and $5.0 million in other operating costs associated with new acquisitions. The increase in 2007 over 2006 was primarily due to a $36 million reduction in the level of vendor expense reimbursements, $21.4 million of other operating expenses associated with new acquisitions, $17.1 million in expenses incurred in connection with the consolidation of certain offices and costs associated with international expansion and Louisiana Road Home recovery efforts, offset in part by cost reductions in response to the decrease in mortgage originations. The decrease in vendor expense reimbursements reflects a change in our treasury management practices to include more investment programs and borrowing agreements and less vendor arrangement services; accordingly, the decrease in vendor expense reimbursements was more than offset by increased interest income.

The provision for title insurance losses, expressed as a percentage of title insurance operating revenues, was 8.6% in 2008, 13.1% in 2007 and 8.1% in 2006. During the fourth quarter of 2008, we recorded $78.0 million in title insurance reserve strengthening adjustments. The adjustments reflect changes in estimates for ultimate losses expected, primarily from policy years 2006 and 2007. The changes in estimates resulted primarily from higher than expected claims emergence, in both frequency and aggregate amounts, experienced during 2008, particularly for policy year 2007. There were many factors that impacted the claims emergence, including but not limited to: decreases in real estate prices during 2008; increases in defaults and foreclosures during 2008; and higher than expected claims emergence from lenders policies. Some of the additional emergence is believed to be from a change in the mix of claims toward faster-emerging claim types, shifting the aggregate development pattern toward greater emergence in the early years of development.

The current economic environment appears to have more potential for volatility than usual over the short term, particularly in regard to real estate prices and mortgage defaults, which directly affect title claims. Relevant contributing factors include general economic instability and government actions that may mitigate or exacerbate recent trends. Other factors, including factors not yet identified, may also influence claims development. This environment results in increased potential for actual claims experience to vary significantly from projections, in either direction, which would directly affect the claims provision. If actual claims vary significantly from expected, reserves may need to be adjusted to reflect updated estimates of future claims.

The volume and timing of title insurance claims are subject to cyclical influences from real estate and mortgage markets. Title policies issued to lenders are a large portion of our title insurance volume. These policies insure lenders against losses on mortgage loans due to title defects in the collateral property. Even if an underlying title defect exists that could result in a claim, often the lender must realize an actual loss, or at least be likely to realize an actual loss, for title insurance liability to exist. As a result, title insurance claims exposure is sensitive to lenders’ losses on mortgage loans, and is affected in turn by external factors that affect mortgage loan losses.

A general decline in real estate prices can expose lenders to greater risk of losses on mortgage loans, as loan-to-value ratios increase and defaults and foreclosures increase. This environment increases the potential for claims on lenders title policies. Title insurance claims exposure for a given policy year is also affected by the quality of mortgage loan underwriting during the corresponding origination year. We believe that sensitivity of claims to external conditions in real estate and mortgage markets is an inherent feature of title insurance’s business economics that applies broadly to the title insurance industry. Lenders have been experiencing higher losses on mortgage loans from prior years, including loans that were originated during the past several years. These losses have led to higher title insurance claims on lenders policies, and also have accelerated the reporting of claims that would have been realized later under more normal conditions.

Loss ratios (projected to ultimate value) for policy years 1991-2004 are all below 6.0% and average 4.8%. By contrast, loss ratios for policy years 2005-2007 range from 7.5% to 7.7%. The major causes of the higher loss ratios for those three policy years are believed to be confined mostly to that period. These causes included: rapidly increasing residential real estate prices which led to an increase in the incidences of fraud, lower mortgage loan underwriting standards and a higher concentration than usual of subprime mortgage loan originations.

The projected ultimate loss ratio for policy year 2008 is 6.6%, which is lower than the ratios for 2005 through 2007. This is based in part on an assumption that more favorable underwriting conditions existed in 2008 than in 2005-2007, including tighter loan underwriting standards and lower housing prices.

During the latter part of 2007 and 2008, mortgage loan underwriting standards became more stringent and housing price levels decreased. These increased standards would be expected to reduce the claims risk for title insurance policies issued later in 2007 and in 2008. While the second half of policy year 2007 initially showed signs of more favorable claims experience, development during calendar year 2008 for policy year 2007 was greater than expected. Higher-than-expected development on lenders policies surpassed favorable experience on owners policies. We believe this is due to severe declines in real estate prices during 2008 in combination with high foreclosure rates, which are conditions that generally increase the frequency and severity of title claims on lenders policies for recent policy years. In early 2008, the current credit environment was tighter than in 2007, resulting in higher quality mortgage loans underlying current title policies and a lower proportion of subprime loans. Lower residential real estate prices also reduce potential risk exposure on policies being issued currently. For these reasons we expect the trend of declining policy year loss ratios to continue with the 2008 policy year.

The rate for 2007 included $365.9 million in reserve strengthening adjustments, which reflected changes in estimates for ultimate losses expected, primarily from policy years 2004 through 2006. The changes in estimates resulted primarily from higher than expected claims emergence, in both frequency and aggregate amounts, experienced during 2007. There were many factors that impacted the claims emergence, including but not limited to: decreases in real estate prices during 2007; increases in defaults and foreclosures during 2007; a large single fraud loss from a closing protection letter claim involving multiple properties; higher-than-expected claims emergence for business from a large agent; and higher-than-expected claims emergence from a recently-acquired underwriter.

Policy years prior to 2006 developed slightly favorably to expected, in total. In particular, policy years 2004 and 2005 each developed favorably to expected, despite the severity of economic conditions for loss development during calendar year 2008. We believe these policy years are appropriately reserved and, because of their maturities, may be less sensitive to calendar-period economic events than less mature policy years.

Insurers generally are not subject to state income or franchise taxes. However, in lieu thereof, a “premium” tax is imposed on certain operating revenues, as defined by statute. Tax rates and bases vary from state to state; accordingly, the total premium tax burden is dependent upon the geographical mix of operating revenues. Our underwritten title company (noninsurance) subsidiaries are subject to state income tax and do not pay premium tax. Accordingly, our total tax burden at the state level for the title insurance segment is composed of a combination of premium taxes and state income taxes. Premium taxes as a percentage of title insurance operating revenues remained relatively constant at approximately 1.1% for all years.

In general, the title insurance business is a lower profit margin business when compared to our specialty insurance segment. The lower profit margins reflect the high cost of producing title evidence whereas the corresponding revenues are subject to regulatory and competitive pricing restraints. Due to this relatively high proportion of fixed costs, title insurance profit margins generally improve as closed order volumes increase. Title insurance profit margins are affected by the composition (residential or commercial) and type (resale, refinancing or new construction) of real estate activity. In addition, profit margins from refinance transactions vary depending on whether they are centrally processed or locally processed. Profit margins from resale, new construction and centrally processed refinance transactions are generally higher than from locally processed refinancing transactions because in many states there are premium discounts on, and cancellation rates are higher for, refinance transactions. Title insurance profit margins are also affected by the percentage of operating revenues generated by agency operations. Profit margins from direct operations are generally higher than from agency operations due primarily to the large portion of the premium that is retained by the agent. Pre-tax margin losses were 1.7% and 2.8% for the years ended December 31, 2008 and 2007, respectively. Pre-tax margin was 6.3% for the year ended December 31, 2006.

Specialty Insurance

	2008	2007	2006	2008 vs. 2007		2007 vs. 2006
				$ Change	% Change	$ Change	% Change
	(in thousands, except percentages)
Revenues
Operating revenues	$286,321	$302,822	$309,261	$(16,501)	(5.4)	$(6,439)	(2.1)
Investment and other income	15,657	18,848	17,450	(3,191)	(16.9)	1,398	8.0
Net realized investment (losses) gains	(4,161)	1,771	1,668	(5,932)	(335.0)	103	6.2

	297,817	323,441	328,379	(25,624)	(7.9)	(4,938)	(1.5)

Expenses
Salaries and other personnel costs	56,532	60,585	61,502	(4,053)	(6.7)	(917)	(1.5)
Other operating expenses	46,840	47,934	44,605	(1,094)	(2.3)	3,329	7.5
Provision for policy losses and other claims	166,004	165,192	154,806	812	0.5	10,386	6.7
Depreciation and amortization	3,329	2,190	1,947	1,139	52.0	243	12.5
Premium taxes	4,366	4,776	5,151	(410)	(8.6)	(375)	(7.3)
Interest	24	7	869	17	242.9	(862)	(99.2)

	277,095	280,684	268,880	(3,589)	(1.3)	11,804	4.4

Income before income taxes	$20,722	$42,757	$59,499	$(22,035)	(51.5)	$(16,742)	(28.1)

Margins	7.0%	13.2%	18.1%	(6.3)%	(47.4)	(4.9)%	(27.0)

Specialty insurance operating revenues decreased 5.4% in 2008 over 2007 and 2.1% in 2007 over 2006. The decrease in 2008 from 2007 primarily reflected a decline in business volume impacting both the property and casualty insurance division and the home warranty division. The decrease in 2007 from 2006 was due to the decline in home warranty business volume, offset in part by market share growth at our property and casualty insurance renters division.

Investment and other income decreased 16.9% in 2008 from 2007 and increased 8.0% in 2007 over 2006. The decrease in 2008 from 2007 was primarily due to a decline in the average investment portfolio balance as well as a decrease in yields earned from the portfolio.

Net realized investment losses for the specialty insurance segment totaled $4.2 million in 2008, compared with net realized investment gains of $1.8 million and $1.7 million for 2007 and 2006, respectively. The current year net losses were primarily driven by realized losses on the sale of certain securities as well as a $0.9 million impairment loss on Fannie Mae and Freddie Mac preferred securities.

Specialty insurance salaries and other personnel costs and other operating expenses decreased 4.7% in 2008 from 2007 and increased 2.3% in 2007 from 2006. The decrease in 2008 from 2007 was primarily due to employee reductions as well as other cost-containment programs.

The provision for home warranty claims, expressed as a percentage of home warranty operating revenues, was 60.5% in 2008, 53.8% in 2007 and 50.5% in 2006. The increase in rate from 2008 over 2007 was primarily due to an increase in frequency and severity of claims. The increase in the rate from 2007 over 2006 was primarily due to an increase in claims severity. The average cost per claim increased due in part to an increase in the cost of replacing air conditioners with models that met new federal guidelines related to energy efficiency.

The provision for property and casualty claims, expressed as a percentage of property and casualty operating revenues, was 54.3% in 2008, 55.6% in 2007 and 49.4% in 2006. The increase in the rate from 2007 over 2006 was the result of a $5.0 million incurred loss deductible before reinsurance recoveries on Southern California wildfires in October 2007 and $3 million incurred on winter freeze losses in January 2007.

Premium taxes as a percentage of specialty insurance operating revenues were 1.5% in 2008, 1.6% in 2007 and 1.7% in 2006.

A large part of the revenues for the specialty insurance businesses are not dependent on the level of real estate activity, due to the fact that a large portion is generated from renewals. With the exception of loss expense, the majority of the expenses for this segment are variable in nature and therefore generally fluctuate consistent with revenue fluctuations. Accordingly, profit margins for this segment (before loss expense) are relatively constant, although as a result of some fixed expenses, profit margins (before loss expense) should nominally improve as revenues increase. Pre-tax margins were 7.0%, 13.2% and 18.1% for 2008, 2007 and 2006, respectively. These decreases primarily reflected increased claims activity at the home warranty business and investment losses.

Corporate Division

	2008	2007	2006	2008 vs. 2007		2007 vs. 2006
				$ Change	% Change	$ Change	% Change
	(in thousands, except percentages)
Revenues
Investment and other income	$(162)	$2,157	$3,108	$(2,319)	(107.5)	$(951)	(30.6)
Net realized investment (losses) gains	(2,147)	(2,538)	102	391	15.4	(2,640)	NM (1)

	(2,309)	(381)	3,210	(1,928)	(506.0)	(3,591)	(111.9)

Expenses
Salaries and other personnel costs	23,901	42,338	32,069	(18,437)	(43.5)	10,269	32.0
Other operating expenses	31,777	44,971	52,587	(13,194)	(29.3)	(7,616)	(14.5)
Depreciation and amortization	5,013	4,115	9,242	898	21.8	(5,127)	(55.5)
Interest	2,452	—	14	2,452	—	(14)	(100.0)

	63,143	91,424	93,912	(28,281)	(30.9)	(2,488)	(2.6)

Loss before income taxes	$(65,452)	$(91,805)	$(90,702)	$26,353	28.7	$(1,103)	(1.2)

(1)	Not meaningful

Net realized investment losses at the corporate level totaled $2.1 million and $2.5 million for 2008 and 2007, respectively, and net realized investment income was $0.1 million for 2006.

Corporate salaries and other personnel expenses decreased 43.5% in 2008 over 2007 and increased 32.0% in 2007 over 2006. The decrease in 2008 over 2007 was primarily due to changes in technology initiatives, salary reductions, employee reductions, decreased employee benefit and retirement costs, and the impact of other corporate-wide cost saving initiatives that have been implemented by us. The increase in 2007 over 2006 was primarily due to an increase in costs at the corporate level related to our self-funded health plans offset by a decrease in bonus expense in response to the decrease in our profits.

Corporate other operating expenses decreased 29.3% in 2008 from 2007 and 14.5% in 2007 from 2006. These decreases in both periods were primarily due to cost reductions in response to the decrease in business volume.

Interest expense was $2.5 million in 2008 as a result of new draws used for our operations in the amount of $140.0 million under First American’s credit agreement that was allocated to us. First American drew on its line of credit and transferred the cash to our subsidiary in 2008 to fund our subsidiary’s statutory capital and surplus.

Income Taxes

Income tax (benefit) expense differs from the amounts computed by applying the federal income tax rate of 35.0%. A reconciliation of this difference is as follows:

	2008	2007	2006
	(in thousands)
Taxes calculated at federal rate	$(44,321)	$(78,992)	$122,127
State taxes, net of federal benefit	3,735	1,419	20,060
Tax effect of noncontrolling interests	1,096	2,443	3,064
Dividends received deduction	(526)	(1,288)	(824)
Change in FIN 48	(1,710)	(2,731)	6,003
Exclusion of certain meals and entertainment expenses	3,745	5,139	6,642
Foreign taxes (less than) in excess of federal rate	(1,535)	112	(184)
Other items, net	(3,917)	(12,489)	1,013

	$(43,433)	$(86,387)	$157,901

Our effective income tax rate (income tax expense (benefit) as a percentage of income (loss) before income taxes), was 37.5% for 2008, 41.4% for 2007 and 42.5% for 2006. The effective income tax rate includes a provision for state income and franchise taxes for noninsurance subsidiaries. The absolute difference in the effective tax rates for 2008 and 2007 was primarily due to changes in the ratio of permanent differences to income before income taxes and noncontrolling interests, reserve adjustments recorded in 2008 and 2007, for which corresponding tax benefits were recognized, as well as changes in state and foreign income and franchise taxes resulting from fluctuations in our noninsurance and foreign subsidiaries’ contribution to pretax profits. In addition, certain interest and penalties relating to liabilities for uncertain tax positions were released during the year based on changes in facts and circumstances associated with the related tax uncertainty. We continue to monitor the realizability of recognized, impairment and unrecognized losses recorded through December 31, 2008. We believe it is more likely than not that the tax benefits associated with those losses will be realized. However, this determination is a judgment and could be impacted by further market fluctuations.

Net income (loss) and net income attributable to noncontrolling interests

Net (loss) income is summarized as follows:

	2008	2007	2006
	(in thousands)
Net (loss) income	$(72,482)	$(122,446)	$213,692
Less: Net income attributable to noncontrolling interests	11,523	20,537	23,875

Net (loss) income attributable to FinCo	$(84,005)	$(142,983)	$189,817

Net income attributable to noncontrolling interests decreased $9.0 million in 2008 over 2007 and $3.3 million in 2007 over 2006.

Nine Months Ended September 30, 2009 and 2008

Overview

Declines in real estate prices, as well as a continued tightening of mortgage credit for non-conforming loans and decreases in general economic conditions continue to impact the demand for many of our products and services. These conditions have also had an impact on, and continue to impact, the performance and financial condition of some of our customers; should these parties continue to encounter significant issues, those issues may lead to negative impacts on our revenues, claims, earnings and liquidity. Additionally, we see continued stress in the commercial real estate market. This may result in the instability or failure of developers and other participants in the commercial real estate business, which increases the probability of claims on commercial title insurance policies issued or reinsured by us.

The dollar amount of mortgage originations increased 36.1% in the nine months ended September 30, 2009, when compared with the same period of the prior year according to the Mortgage Bankers Association’s November 10, 2009 Mortgage Finance Forecast (the “MBA Forecast”). This increase in mortgage originations reflected a relatively strong refinance market. According to the MBA Forecast, the dollar amount of refinance originations increased 64.6% in the current nine-month period when compared with the same period of the prior year, while purchase originations remained relatively flat. However, as a result of the relatively soft commercial real estate market, depressed international real estate activity, and declining home values, our operating revenues decreased 13.9% in the current nine-month period when compared with the same period of the prior year.

Total expenses, before income taxes, decreased 17.2% for the nine months ended September 30, 2009, when compared with the same period of the prior year. This decrease in total expenses primarily reflected a decline in title insurance agent retention due in large part to the decline in title insurance agent revenues, reductions in employee compensation expense, primarily reflecting employee reductions, a decline in other operating expenses due to overall cost-containment programs and a reduction in claims expense.

Net income attributable to FinCo for the nine months ended September 30, 2009, was $72.3 million compared with net loss attributable to FinCo of $17.3 million for the same period of the prior year.

We expect that the uncertainty in the real estate and mortgage markets will continue to impact many of our lines of business. However, certain governmental programs and a relatively low interest rate environment have, to some extent, provided an improved operating environment. We maintained our focus on controlling costs by centralizing agency and administrative functions, optimizing management structure and rationalizing our brand strategy. We plan to continue these efforts where appropriate. In addition, we will continue to scrutinize the profitability of our agency relationships, to increase our offshore leverage and to develop new sales opportunities. Beginning at the end of 2008, the title insurance and services segment also initiated an effort to optimize its claims handling process through, among other things, the centralization of claims handling, enhanced corporate control over the claims process and claims process standardization.

Title Insurance and Services

	Nine Months Ended September 30,
(in thousands except percentages)	2009	2008	$ Change	% Change
Revenues
Direct operating revenues	$1,629,065	$1,821,549	$(192,484)	(10.6)
Agent operating revenues	1,100,196	1,369,033	(268,837)	(19.6)
Investment and other income	86,523	122,000	(35,477)	(29.1)
Net realized investment losses	(8,585)	(83,399)	74,814	89.7

	2,807,199	3,229,183	(421,984)	(13.1)

Expenses
Salaries and other personnel costs	854,669	1,036,796	(182,127)	(17.6)
Premiums retained by agents	881,571	1,088,492	(206,921)	(19.0)
Other operating expenses	654,831	762,754	(107,923)	(14.1)
Provision for policy losses and other claims	158,859	206,871	(48,012)	(23.2)
Depreciation and amortization	54,496	65,321	(10,825)	(16.6)
Premium taxes	23,406	33,409	(10,003)	(29.9)
Interest	12,166	20,078	(7,912)	(39.4)

	2,639,998	3,213,721	(573,723)	(17.9)

Income before income taxes	$167,201	$15,462	$151,739	NM (1)

Margins	6.0%	0.5%	5.5%	NM (1)

(1)	Not meaningful

Operating revenues from direct title operations were $1,629.1 million for the nine months ended September 30, 2009, a decrease of $192.5 million, or 10.6%, when compared with the respective period of the prior year. This decrease was due to a decline in the average revenue per order closed, offset by an increase in the number of title orders closed by our direct operations. The average revenue per order closed was $1,323 for the nine months ended September 30, 2009, a decrease of 15.9%. This decrease reflected the relatively soft commercial and international real estate markets, as well the increased mix of lower-premium refinance transactions. Our direct operations closed 1,169,500 title orders during the current nine month period ended September 30, 2009 an increase of 5.0% when compared with the respective period of the prior year. This increase was primarily due to the relatively strong refinance market.

Operating revenues from agency operations were $1,100.2 million for the nine months ended September 30, 2009, a decrease of $268.8 million, or 19.6%, when compared with the same period of the prior year. This decrease was primarily due to the same factors impacting direct operations and the cancellation of certain agency relationships. We continue to analyze the terms and profitability of our title agent relationships and are working to amend certain agency agreements.

Investment and other income for the title insurance segment totaled $86.5 million for the nine months ended September 30, 2009, a decrease of $35.5 million, or 29.1%, when compared with the respective period of the prior year. This decrease primarily reflected declining yields earned from our investment portfolio, a decrease in interest earned on certain escrow deposits and decreased net interest income at our trust division.

Net realized investment losses for the title insurance segment totaled $8.6 million and $83.4 million for the nine months ended September 30, 2009 and 2008, respectively. The prior nine-month period losses were primarily driven by a $37.3 million write-down taken to reflect the permanent impairment of one of the title segment’s long-term investments and $30.3 million in impairment losses on Fannie Mae and Freddie Mac preferred securities.

Salaries and other personnel costs for the title insurance segment were $854.7 million for the nine months ended September 30, 2009, a decrease of $182.1 million, or 17.6%, when compared with the respective period of the prior year. Total salaries and other personnel costs for the title insurance segment contributed by new acquisitions were $4.8 million for the nine months ended September 30, 2009. The decrease in salaries and other personnel costs was primarily due to a reduction in base salary expense and bonus expense resulting from staff reductions. Staff reductions were approximately 3,332 since the end of the second quarter 2008. Employee separation costs included in salaries and other personnel costs for the current period totaled $7.0 million.

Agents retained $881.6 million of title premiums generated by agency operations for the nine months ended September 30, 2009, which compares with $1,088.5 million for the respective period of the prior year. The percentage of title premiums retained by agents was 80.1% for the nine months ended September 30, 2009, up from 79.5% for the same period of the prior year. This change primarily was due to increases in activity with agents operating in regions with less favorable premium splits.

Other operating expenses for the title insurance and services segment were $654.8 million for the nine months ended September 30, 2009, a decrease of $107.9 million, or 14.1%, when compared with the same period of the prior year. Acquisitions contributed $6.3 million to other operating expenses for the nine months ended September 30, 2009. The decrease in other operating expenses was primarily due to lower occupancy costs as a result of the consolidation of certain title branches and other cost-containment programs.

The provision for title insurance policy losses as a percentage of title insurance operating revenues was 6.0% for the current nine-month period and 6.6% for the same period of the prior year. The current period rate reflects the expected claims experience for policy year 2009, with no reserve estimate adjustments required for prior policy years. The prior period rate reflected the expected claims experience for policy year 2008, with minor reserve estimate adjustments required for prior policy years.

Premium taxes were $23.4 million and $33.4 million for the nine months ended September 30, 2009 and 2008, respectively. Premium taxes as a percentage of operating revenues were 0.9% and 1.0% for the current nine-month period and for the same period of the prior year, respectively.

In general, title insurance profit margins are affected by the composition (residential or commercial) and type (resale, refinancing or new construction) of real estate activity. In addition, profit margins from refinance transactions vary depending on whether they are centrally processed or locally processed. Profit margins from resale, new construction and centrally processed refinance transactions are generally higher than from locally processed refinance transactions because in many states there are premium discounts on, and cancellation rates are higher for, refinance transactions. Title insurance profit margins are also affected by the percentage of operating revenues generated by agency operations. Profit margins from direct operations are generally higher than from agency operations due primarily to the large portion of the premium that is retained by the agent. Pre-tax margin was 6.0% for the nine-month period ending September 30, 2009, compared with 0.5% for the nine-month period ending September 30, 2008.

Specialty Insurance

	Nine Months Ended September 30,
(in thousands except percentages)	2009	2008	$ Change	% Change
Revenues
Operating revenues	$202,725	$216,196	$(13,471)	(6.2)
Investment and other income	10,212	11,893	(1,681)	(14.1)
Net realized investment losses	(7,232)	(2,713)	(4,519)	(166.6)

	205,705	225,376	(19,671)	(8.7)

Expenses
Salaries and other personnel costs	42,264	44,055	(1,791)	(4.1)
Other operating expenses	31,526	34,787	(3,261)	(9.4)
Provision for policy losses and other claims	106,885	121,118	(14,233)	(11.8)
Depreciation and amortization	2,764	2,390	374	15.6
Premium taxes	3,359	3,364	(5)	(0.1)
Interest	17	9	8	88.9

	186,815	205,723	(18,908)	(9.2)

Income before income taxes	$18,890	$19,653	$(763)	(3.9)

Margins	9.2%	8.7%	0.5%	5.3

Operating revenues for the specialty insurance segment were $202.7 million for the nine months ended September 30, 2009, a decrease of $13.5 million, or 6.2%, when compared with the same period of the prior year. This decrease primarily reflected a decline in business volume impacting both the property and casualty insurance division and the home warranty division.

Investment and other income for the segment totaled $10.2 million for the nine months ended September 30, 2009, a decrease of $1.7 million, or 14.1%, when compared with the same period of the prior year. This decrease primarily reflected the decreased yields earned from the investment portfolio.

Net realized investment losses for the specialty insurance segment totaled $7.2 million for the nine months ended September 30, 2009, a decrease of $4.5 million when compared with the same period of the prior year. The current nine-month period total included $6.8 million impairment losses taken on certain debt, preferred equity and common equity securities.

Salaries and other personnel costs and other operating expenses for the segment were $73.8 million for the nine months ended September 30, 2009, a decrease of $5.1 million, or 6.4%, when compared with the same period of the prior year. This decrease primarily reflected staff reductions as well as other cost-containment programs.

For the home warranty business, the claims provision as a percentage of home warranty operating revenues was 55.6% for the current nine-month period and 58.9% for the same period of the prior year. The decrease in rate was primarily due to a decrease in contractor and supplier claims. For the property and casualty business, the claims provision as a percentage of property and casualty insurance operating revenues was 48.3% for the current nine-month period, a decrease when compared with 51.8% for the same period of the prior year. This decrease was primarily due to a decline in core or routine losses.

Premium taxes were $3.4 million for the nine months ended September 30, 2009 and 2008. Premium taxes as a percentage of operating revenues were 1.7% and 1.6% for the current nine-month period and for the same period of the prior year, respectively.

A large part of the revenues for the specialty insurance businesses are not dependent on the level of real estate activity, with a large portion generated from renewals. With the exception of loss expense, the majority of the expenses for this segment is variable in nature and therefore generally fluctuate consistent with revenue fluctuations. Accordingly, profit margins for this segment (before loss expense) are relatively constant, although as a result of some fixed expenses, profit margins (before loss expense) should nominally improve as revenues increase. Pre-tax margins for the current nine-month period of 2009 were 9.2%, up from 8.7% for the comparable period of the prior year.

Corporate Division

	Nine Months Ended September 30,
(in thousands except percentages)	2009	2008	$ Change	% Change
Revenues
Investment and other income	$2,274	$882	$1,392	157.8
Net realized investment losses	(1,137)	(2,009)	872	43.4

	1,137	(1,127)	2,264	200.9

Expenses
Salaries and other personnel costs	15,987	19,502	(3,515)	(18.0)
Other operating expenses	19,768	25,898	(6,130)	(23.7)
Depreciation and amortization	3,397	2,921	476	16.3
Interest	4,875	584	4,291	734.8

	44,027	48,905	(4,878)	(10.0)

Loss before income taxes	$(42,890)	$(50,032)	$7,142	14.3

Corporate total salaries and other personnel costs and other operating expenses totaled $35.8 million for the nine months ended September 30, 2009, a decrease of $9.6 million, or 21.2%, for the nine months ended September 30, 2009, when compared with the respective period of the prior year. This decrease was primarily due to changes in technology initiatives, salary reductions, employee reductions and the impact of other cost saving initiatives that have been implemented.

Interest expense was $4.9 million for the nine months ended September 30, 2009. This amount represents the interest expense related to $140 million of First American’s line of credit that was allocated to us. First American drew on its line of credit and transferred the cash to our subsidiary in 2008 to fund our subsidiary’s statutory capital and surplus.

Income Taxes

The effective income tax rate (income tax expense (benefit) as a percentage of income (loss) before income taxes) was 43.0% for the nine months ended September 30, 2009 and 50.2% for the same period of the prior year. The effective income tax rate includes a provision for state income and franchise taxes for noninsurance subsidiaries.

We evaluate the realizability of our deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and available tax planning strategies that could be implemented to realize the deferred tax assets. Failure to achieve forecasted taxable income in the applicable taxing jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in our effective tax rate on future earnings. We continue to monitor the realizability of recognized, impairment, and unrecognized losses recorded through September 30, 2009. We believe it is more likely than not that the tax benefits associated with those losses will be realized. However, this determination is a judgment and could be impacted by further market fluctuations.

Net income (loss) and net income attributable to noncontrolling interests

Net income (loss) is summarized as follows:

	Nine Months Ended September 30,
(in thousands)	2009	2008
Net income (loss)	$81,674	$(7,429)
Less: Net income attributable to noncontrolling interests	9,355	9,916

Net income (loss) attributable to FinCo	$72,319	$(17,345)

Liquidity and Capital Resources

Years Ended December 31, 2008, 2007 and 2006

Cash provided by operating activities amounted to $105.2 million for 2008, cash used by operating activities of $60.6 million for 2007 and cash provided by operating activities of $367.4 million for 2006, after net claim payments of $482.2 million, $467.7 million, and $364.6 million, respectively. The principal nonoperating uses of cash and cash equivalents for the three-year period ended December 31, 2008, were for our acquisitions, additions to the investment portfolio, capital expenditures, dividends to First American, distributions to noncontrolling interests and the repayment of debt. The most significant nonoperating sources of cash and cash equivalents were the proceeds from the allocated portion of First American debt, net investment activity by First American, and proceeds from the sales and maturities of certain marketable and other long-term investments. The net effect of all activities on total cash and cash equivalents were decreases of $182.7 million, $644.4 million and $79.2 million for 2008, 2007 and 2006, respectively.

In 2008, First American drew down on its credit line in the amount of $140.0 million and distributed the cash to our subsidiary to fund our subsidiary’s statutory capital and surplus. Consequently, this amount has been pushed down in our combined financial statements and we have recorded the corresponding interest expense in our combined statement of income. In November 2005, First American amended its $500.0 million credit agreement that was originally entered into in August 2004. The November 2005 amendment extended the expiration date to November 2010 and permitted First American to increase the credit amount to $750.0 million under certain circumstances. In July 2007, the credit agreement was further amended to extend the expiration date to July 2012. Under the credit agreement First American is required to maintain certain minimum levels of capital and earnings and meet predetermined debt-to-capitalization ratios. At December 31, 2008, First American was in compliance with the debt covenants under the amended and restated credit agreement.

As a condition of the separation, we anticipate entering into a new credit facility that will have available credit of between $250.0 million and $400.0 million, for which we anticipate drawing $200.0 million in connection with the of separation. The funds received from this credit facility will be used to pay down the $140.0 million of First American debt allocated to us. The incremental $60.0 million draw represents the additional portion of the borrowings on the First American credit facility that we anticipate paying to First American at the separation date and will be reflected as a distribution to First American through invested equity.

Notes and contracts payable as well as the allocated portion of First American debt, as a percentage of total capitalization, was 13.0% and 13.1% as of December 31, 2008 and 2007, respectively. Notes and contracts payable and the allocated portion of First American debt are more fully described in Note 10 to the combined financial statements.

Off-balance sheet arrangements and contractual obligations. We administer escrow deposits and trust assets as a service to our customers. Escrow deposits totaled $3.8 billion and $5.1 billion at December 31, 2008 and 2007, respectively, of which $1.04 billion and $679.7 million, respectively, were held at our subsidiaries. The escrow deposits held at our federal savings bank subsidiary, First American Trust, FSB, included in the accompanying combined balance sheets, with $909.3 million included in debt securities and $135.2 million included in cash and cash equivalents at December 31, 2008, with offsetting liabilities included in demand deposits. The escrow deposits held at First American Trust, FSB, and our thrift subsidiary, included in the accompanying combined balance sheets, with $679.7 million included in debt securities at December 31, 2007, with offsetting liabilities included in demand deposits. The remaining escrow deposits were held at third-party financial institutions.

Trust assets totaled $3.4 billion and $3.7 billion at December 31, 2008 and 2007, respectively, and were held at First American Trust, FSB. Escrow deposits held at third-party financial institutions and trust assets are not considered our assets and, therefore, are not included in the accompanying combined balance sheets. However, we could be held contingently liable for the disposition of these assets.

In conducting our operations, we often hold customers’ assets in escrow, pending completion of real estate transactions. As a result of holding these customers’ assets in escrow, we have ongoing programs for realizing economic benefits, including investment programs, borrowing agreements, and vendor services arrangements with various financial institutions. The effects of these programs are included in the combined financial statements as income or a reduction in expense, as appropriate, based on the nature of the arrangement and benefit earned.

We facilitate tax-deferred property exchanges for customers pursuant to Section 1031 of the Internal Revenue Code and tax-deferred reverse exchanges pursuant to Revenue Procedure 2000-37. As a facilitator and intermediary, we hold the proceeds from sales transactions and take temporary title to property identified by the customer to be acquired with such proceeds. Upon the completion of such exchange, the identified property is transferred to the customer or, if the exchange does not take place, an amount equal to the sales proceeds or, in the case of a reverse exchange, title to the property held by us is transferred to the customer. Like-kind exchange funds held by us for the purpose of completing such transactions totaled $0.6 billion and $1.5 billion at December 31, 2008 and 2007, respectively, of which $173.9 million and $0, respectively, were held at the thrift. The like-kind exchange deposits held at the thrift are included in the accompanying combined balance sheets, in cash and cash equivalents with offsetting liabilities included in demand deposits. The remaining exchange deposits were held at third-party financial institutions and, due to the structure utilized to facilitate these transactions, the proceeds and property are not considered our assets for accounting purposes and, therefore, are not included in the accompanying combined balance sheets. All such amounts are placed in bank deposits with FDIC insured institutions. We could be held contingently liable to the customer for the transfers of property, disbursements of proceeds and the return on the proceeds.

A summary, by due date, of our total contractual obligations at December 31, 2008, is as follows:

	Notes and contracts payable	Interest on notes and contracts payable	Operating leases	Claim losses	Allocated portion of First American debt	Interest on allocated portion of First American debt	Total
	(in thousands)
2009	$52,065	$7,742	$111,382	$314,612	—	$5,130	$490,931
2010	32,061	6,513	85,646	198,337	—	1,829	324,386
2011	18,791	3,742	63,453	154,579	—	1,829	242,394
2012	7,722	2,914	44,496	117,860	$140,000	914	313,906
2013	4,704	2,153	27,794	90,299	—		124,950
Later years	38,626	16,629	39,859	450,595	—		545,709

	$153,969	$39,693	$372,630	$1,326,282	$140,000	$9,702	$2,042,276

The timing of claim payments is estimated and is not set contractually. Nonetheless, based on historical claims experience, we anticipate the above payment patterns. Changes in future claim settlement patterns, judicial decisions, legislation, economic conditions and other factors could affect the timing and amount of actual claim payments. We are not able to reasonably estimate the timing of payments, or the amount by which the liability for uncertain tax positions under FIN 48 will increase or decrease over time; therefore the FIN 48 liability of $18.9 million has not been included in the contractual obligations table (see Note 12 to the combined financial statements). We anticipate that the $140.0 million allocated portion of First American debt will be repaid in connection with the separation. We anticipate repaying the amount owed by drawing $200.0 million on the credit facility we expect to put in place prior to the separation. The incremental $60.0 million draw represents the additional portion of the borrowings on the First American credit facility that we anticipate we will be responsible for paying to First American at the separation date and will be reflected as a distribution to First American through invested equity. We anticipate this new credit facility will mature in 2013.

Pursuant to various insurance and other regulations, the maximum amount of dividends, loans and advances available in 2009 from our insurance subsidiaries is $153.2 million. Such restrictions have not had, nor are they expected to have, an impact on our ability to meet cash obligations. See Note 2 to the combined financial statements.

As of December 31, 2008, our debt and equity investment securities portfolio consists of approximately 97% of fixed income securities. As of that date, over 85% of our fixed income investments are held in securities that are United States government-backed or rated AAA by Standard & Poor’s Ratings Group, and approximately 95% of the fixed income portfolio is rated or classified as investment grade by one or more of the major ratings agencies or the National Association of Insurance Commissioners.

We assessed our non-agency mortgage-backed and asset-backed securities portfolio to determine what portion of the portfolio, if any, was other-than-temporarily impaired at December 31, 2008, 2007 and 2006. During the three years ended December 31, 2008, 2007 and 2006, we concluded that no securities in our non-agency mortgage-backed and asset-backed securities portfolio were other-than-temporarily impaired.

In addition to our debt and equity investment securities portfolio, we maintain certain money-market and other short-term investments.

Due to our liquid-asset position and ability to generate cash flows from operations, we believe that our resources are sufficient to satisfy our anticipated operational cash requirements. After the separation, we expect to pay an annual cash dividend of $24.0 million to our shareholders.

Nine Months Ended September 30, 2009 and 2008

Total cash and cash equivalents increased $45.5 million for the nine months ended September 30, 2009, and decreased $203.9 million for the nine months ended September 30, 2008. The increase for the current year period was due primarily to positive cash flow from operations, a decrease in deposits with banks and proceeds from sales and maturities of debt securities. The increases were offset by purchases of debt securities, cash paid for acquisitions, a decrease in demand deposits and capital expenditures. The decrease for the prior year period was due primarily to net cash used in operations, an increase in deposits with banks, net purchases of debt securities, cash paid for acquisitions and capital expenditures. The uses were offset by an increase in demand deposits and net borrowings.

Notes and contracts payable as well as allocated portion of First American debt, as a percentage of total capitalization was 11.2% at September 30, 2009 and 13.0% at December 31, 2008.

As of September 30, 2009, our debt and equity investment securities portfolio consists of approximately 98% of fixed income securities. As of that date, over 83% of our fixed income investments are held in securities that are United States government-backed or rated AAA by Standard & Poor’s Ratings Group, and approximately 92% of the fixed income portfolio is rated or classified as investment grade by one or more of the major ratings agencies or the National Association of Insurance Commissioners.

The table below outlines the composition of the investment portfolio currently in an unrealized loss position by credit rating (percentages are based on the amortized cost basis of the investments). Categorizations are based on S&P and Moody’s published ratings and are exclusive of insurance effects. If a security was rated by both rating agencies, the lower of the two ratings was selected:

(in thousands)	A-Ratings or Higher	BBB+ to BBB Ratings	Non- Investment Grade
September 30, 2009
U.S. Treasury bonds	100.0%	0.0%	0.0%
Municipal bonds	89.8%	7.7%	2.5%
Foreign bonds	92.9%	0.8%	6.3%
Governmental agency bonds	100.0%	0.0%	0.0%
Governmental agency mortgage-backed and asset-backed securities	100.0%	0.0%	0.0%
Non-agency mortgage-backed and asset-backed securities	10.7%	6.9%	82.4%
Corporate debt securities	89.7%	5.2%	5.1%
Preferred stock	15.6%	13.2%	71.2%

	91.5%	1.3%	7.2%

Approximately 68% of our municipal bond portfolio has third party insurance in effect.

We have assessed our non-agency mortgage-backed and asset-backed securities portfolio to determine what portion of the portfolio, if any, is other-than-temporarily impaired at September 30, 2009. During the nine months ended September 30, 2009, we concluded that a $10.6 million other-than-temporary charge was appropriate. This amount represents the present value of the estimated credit losses inherent within eight individual securities. Our analysis of the remaining portfolio included our expectations of the future performance of the underlying collateral, including, but not limited to, prepayments, defaults, and loss severity assumptions. In developing these expectations, we utilized publicly available information related to individual assets, analysts’ expectations on the expected performance of similar underlying collateral and certain First American securities data and market analytic tools. Based on this analysis, the remaining unrealized loss of $49.3 million at September 30, 2009 is considered a temporary impairment and we concluded that no additional impairment charges were considered necessary.

In addition to our debt and equity investment securities portfolio, we maintain certain money-market and other short-term investments.

Due to our liquid-asset position and our ability to generate cash flows from operations, we believe that our resources are sufficient to satisfy our anticipated operational cash requirements and obligations. After the separation, we expect to pay an annual cash dividend of $24.0 million to our shareholders.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We have interest rate risk associated with certain financial instruments. We monitor our risk associated with fluctuations in interest rates and make investment decisions to manage the perceived risk. However, we do not currently use derivative financial instruments in any material amount to hedge these risks. The table below provides information about certain assets and liabilities as of December 31, 2008 that are sensitive to changes in interest rates and presents cash flows and the related weighted average interest rates by expected maturity dates.

	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
	(in thousands except percentages)
Assets
Deposits with Savings and Loans
Book Value	$182,017						$182,017	$182,017
Average Interest Rate	0.9%							100.0%
Debt Securities
Amortized Cost	$80,165	54,064	59,331	56,063	47,874	1,463,202	$1,760,699	$1,687,270
Average Interest Rate	4.76%	4.60%	4.92%	5.02%	4.17%	2.91%		95.8%
Related Party Notes Receivable
Book Value		$135,000	731			57,200	$192,931	$184,566
Average Interest Rate		6.50%	3.00%			4.49%		95.7%
Loans Receivable, net
Book Value	$327	25	3,304	3,782	2,599	141,655	$151,692	$167,532
Average Interest Rate	5.97%	3.00%	6.06%	7.50%	6.13%	6.74%		110.4%
Liabilities
Interest Bearing Escrow Deposits
Book Value	$732,648						$732,648	$732,648
Average Interest Rate	1.37%							100.0%
Variable Rate Demand Deposits
Book Value	$217,356						$217,356	$217,356
Average Interest Rate	1.13%							100.0%
Fixed Rate Demand Deposits
Book Value	$22,479	7,980	2,681	2,680	517		$36,337	$36,718
Average Interest Rate	4.14%	4.66%	4.41%	5.42%	4.00%			101.0%
Notes and Contracts Payable
Book Value	$52,065	32,061	18,791	7,722	4,704	38,626	$153,969	$154,364
Average Interest Rate	7.18%	8.15%	6.44%	6.53%	5.51%	5.14%		100.3%
Allocated portion of First American debt
Book Value				$140,000			$140,000	$122,708
Average Interest Rate				4.45%				87.6%

Equity Price Risk

We are also subject to equity price risk as related to its equity securities. At December 31, 2008, we had equity securities with a book value of $110.7 million and fair value of $77.4 million.

Foreign Currency Risk

Although we have exchange rate risk for our operations in certain foreign countries, these operations, in the aggregate, are not material to our financial condition or results of operations.

Credit Risk

Our non-agency mortgage and asset-backed securities portfolio is subject to credit risk. We performed a sensitivity analysis on our estimated investment losses assuming a hypothetical 20% increase in credit losses on the underlying pools of mortgages or other assets. At December 31, 2008, such an increase in credit losses would result in an approximate decline in cash flows on the non-agency portfolio of less than 2%. Actual results could vary from the estimated results of the sensitivity analysis.

BUSINESS

General

FinCo, through its subsidiaries, will be engaged in the business of providing financial services through its title insurance and services segment and its specialty insurance segment. The title insurance and services segment provides title insurance, escrow or closing services and similar or related financial services domestically and internationally in connection with residential and commercial real estate transactions. It also maintains, manages and provides access to automated title plant records and images and provides thrift, trust and investment advisory services. The specialty insurance segment issues property and casualty insurance policies and sells home warranty products. In addition, our corporate function consists of certain financing facilities as well as the corporate services that support our business operations. Financial information regarding each of these business segments is included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Financial Statements” sections of this information statement.

Strengths

Financial Strength. Our principal title insurance underwriter, First American Title Insurance Company, maintained approximately $736.7 million of statutory surplus capital as of September 30, 2009, the highest amount in the industry. In addition, at the time of the distribution, relative to our title industry peers, we expect to have a low debt-to-capital ratio, a sound investment portfolio and strong financial strength ratings. This financial strength benefits our policyholders. We believe it also improves our ability to market our products, particularly in connection with commercial and international transactions as well as domestic transactions involving lenders with a national presence or other parties that are focused on counter-party credit risk.

Brand Recognition. We have been a leader in the title industry for more than a century. Customers, including consumers, independent escrow or closing services companies, real estate agents and brokers, developers, mortgage brokers, mortgage bankers, financial institutions and attorneys, associate the “First American” brand with stability and customer service. We believe that this strong brand awareness in the real estate community enhances the demand for our products and services.

Diversified Geographic, Distribution and Product Mix. We conduct business in all 50 states as well as various countries including Canada, the United Kingdom and others. We also market various title and related products through several channels. The ability to generate revenues across a diversified mix of geographies, with a variety of products and through multiple distribution channels enables us to benefit from opportunities as they arise. At the same time, this diversity potentially mitigates the effects of negative trends that may occur in a given geography or product line.

Long-term Customer Relationships. We have many long-term relationships with both national and local customers. In some cases we have been providing our products and services to particular lenders, real estate agents, brokers and attorneys for decades. The loyalty of many of our customers provides a recurring level of transaction activity.

Strong Market Position. According to American Land Title Association data, we maintained approximately 28.7 percent of the domestic title insurance market as of September 30, 2009. This strong market position enables us to achieve economies of scale and to leverage efficiently our technology and global resources.

Technology. We have developed an integrated proprietary technology application to facilitate uniformity across our direct title operations and our escrow/closing services in the United States. This technology permits us to share information and coordinate efforts at all levels of the title production and closing process. A common approach across technology applications is also being developed to standardize other functions such as agency administration, title claims management, procurement and various corporate functions. We believe this uniform approach increases our efficiency and permits us to better serve our customers.

Global Resources. Over the last decade we have been both an industry and a marketplace leader in global production. We currently utilize these global resources in the performance of various functions that support our businesses, including many aspects of title production. Performing these functions globally significantly decreases our labor costs, allows for enhanced leveraging of our integrated technology applications, and improves customer responsiveness by permitting on-shore and off-shore personnel to work together, in many instances, over a 24-hour cycle. The majority of individuals supporting our off-shore efforts are employed either by us or by entities in which we have an ownership interest. Even where we do not maintain an ownership interest, our off-shore service providers generally have a workforce dedicated to our business. This enables us to control quality, ensure security and effectively manage costs. We believe that our extensive global experience and dedicated resources give us a competitive advantage over industry participants that do not have, or are now attempting to develop, similar capabilities.

Management Expertise. Our chief executive officer, Dennis J. Gilmore, who has over twenty years of experience in the settlement services industry, leads a team of innovative, experienced operators throughout our businesses. These operators include the five leaders of our title company’s domestic and international operations, who have a combined 128 years of experience in the industry. In addition to leading our businesses through the ongoing centralization and cost restructuring efforts, Mr. Gilmore led the expansion over the last ten years of First American’s network of global resources. Our executive chairman, Parker S. Kennedy, has over thirty years of experience in the title insurance industry. During this time he has developed and maintained loyal relationships with customers, employees and other industry participants that continue to benefit our company.

Strategy

Increase Operating Margins. We believe that consistent application of the following principles will enhance our earnings:

•	Simplification of processes, functions and structures wherever feasible;

•	Standardization of these processes and functions across our businesses;

•	Centralization of administrative functions where economies of scale can be achieved and expertise can be developed more readily at fewer locations;

•	Leveraging uniform technology applications and global resources to lower costs and improve efficiency; and

•	Focusing on our customers and on developing our strengths as a leader in the settlement services industry, avoiding the distractions of unrelated businesses.

Centralize Administrative Activities. We intend to continue to centralize capital management, claims handling, technology initiatives, agency administration and most corporate services, while maintaining a customer-focused localized approach to customer-facing functions and other areas where local knowledge is essential to our effectiveness.

Employ Enterprise-wide Technology Platforms. As a complement to the uniform technology application we currently utilize for our domestic operations, we intend to continue consolidating disparate administrative technology applications into uniform major technology platforms. The operation of enterprise-wide technology platforms generally reduces technology spending and also enhances our ability to report, receive and analyze information on a company-wide basis. We also intend to continue to integrate on-shore and off-shore resources through the continued development and deployment of uniform technology platforms to facilitate the global sharing of data and work-product.

Leverage Global Resources. We maintain a significant global workforce dedicated to our business. These resources have enabled us to operate more efficiently, control costs and improve customer responsiveness. As we simplify and standardize processes and functions, we intend to continue to identify those that can be performed more efficiently and effectively through the utilization of these global resources.

Strengthen Customer Relationships Through Superior Service. Throughout our history, we have developed strong relationships with our customers, including many of the large financial institutions in the United States and abroad. We intend to strengthen these important relationships and develop similar relationships with new customers through continuous improvement and by providing superior service.

React Quickly to Changing Market Conditions. The real estate and mortgage markets are cyclical and seasonal. We intend to maintain the flexibility necessary to react quickly to market downturns and to maintain a disciplined approach as market conditions improve.

Focus on Specialized Distribution Channels. We intend to focus on obtaining growth through specialized distribution channels, such as commercial, default, homebuilder and centralized lender channels. Historically business obtained through these channels has been more profitable than other title business due in part to lower facilities and administrative expenses.

Continue to Grow International Operations. Over the past 20 years we have led the industry in expanding our product offerings to other nations, in some cases establishing a market in countries where no market had previously existed. We see opportunities for growth in established foreign markets such as Canada and the United Kingdom as well as emerging markets that either are introducing Western style mortgage systems or have demonstrated a need for greater efficiency in the real estate settlement process. We believe we are ideally situated to seize these opportunities because of our expertise in the industry, financial strength, existing international licenses and meaningful relationships around the world. We intend to take a disciplined, long-term approach to our international expansion.

Title Insurance and Services Segment

Our title insurance and services segment issues title insurance policies on residential and commercial property in the United States and offers similar products and services internationally. This segment also provides escrow and closing services, accommodates tax-deferred exchanges of real estate, maintains, manages and provides access to automated title plant records and images and provides investment advisory, trust, lending and deposit services.

Overview of Title Insurance Industry

In most real estate transactions, mortgage lenders and purchasers of real estate desire to be protected from loss or damage in the event of defects in the title they acquire. Title insurance is a means of providing such protection.

Title Policies. Title insurance policies insure the interests of owners or lenders against defects in the title to real property. These defects include adverse ownership claims, liens, encumbrances or other matters affecting title. Title insurance policies are issued on the basis of a title report, which is typically prepared after a search of the public records, maps, documents and prior title policies to ascertain the existence of easements, restrictions, rights of way, conditions, encumbrances or other matters affecting the title to, or use of, real property. In certain instances, a visual inspection of the property is also made. To facilitate the preparation of title reports, copies of public records, maps, documents and prior title policies may be compiled and indexed to specific properties in an area. This compilation is known as a “title plant.”

The beneficiaries of title insurance policies are usually real estate buyers and mortgage lenders. A title insurance policy indemnifies the named insured and certain successors in interest against title defects, liens and encumbrances existing as of the date of the policy and not specifically excepted from its provisions. The policy typically provides coverage for the real property mortgage lender in the amount of its outstanding mortgage loan balance and for the buyer in the amount of the purchase price of the property. In some cases the policy might provide insurance in a greater amount where the buyer anticipates constructing improvements on the property.

Coverage under a title insurance policy issued to a mortgage lender generally terminates upon repayment of the mortgage loan. Coverage under a title insurance policy issued to a buyer generally terminates upon the sale of the insured property unless the owner carries back a mortgage or makes certain warranties as to the title.

Before issuing title policies, title insurers typically seek to limit their risk of loss by accurately performing title searches and examinations. The major expenses of a title company relate to such searches and examinations, the preparation of preliminary reports or commitments and the maintenance of title plants, and not from claim losses as in the case of property and casualty insurers.

The Closing Process. Title insurance is essential to the real estate closing process in most transactions involving real property mortgage lenders. In a typical residential real estate sale transaction, a real estate broker, lawyer, developer, lender or closer involved in the transaction orders title insurance on behalf of an insured. Once the order has been placed, a title insurance company or an agent typically conducts a title search to determine the current status of the title to the property. When the search is complete, the title company or agent prepares, issues and circulates a commitment or preliminary report to the parties to the transaction. The commitment or preliminary report identifies the conditions, exceptions and/or limitations that the title insurer intends to attach to the policy and identifies items appearing on the title that must be eliminated prior to closing.

The closing function, sometimes called an escrow in the western United States, is often performed by a lawyer, an escrow company or a title insurance company or agent, generally referred to as a “closer.” Once documentation has been prepared and signed, and mortgage lender payoff demands are in hand, the transaction is “closed.” The closer records the appropriate title documents and arranges the transfer of funds to pay off prior loans and extinguish the liens securing such loans. Title policies are then issued insuring the priority of the mortgage of the real property mortgage lender in the amount of its mortgage loan and the buyer in the amount of the purchase price. The time lag between the opening of the title order and the issuance of the title policy is usually between 30 and 90 days. Before a closing takes place, however, the closer would request that the title insurer provide an update to the commitment to discover any adverse matters affecting title and, if any are found, would work with the seller to eliminate them so that the title insurer would issue the title policy subject only to those exceptions to coverage which are acceptable to the title insurer, the buyer and the buyer’s lender.

Issuing the Policy: Direct vs. Agency. A title policy can be issued directly by a title insurer or indirectly on behalf of a title insurer through agents, which are not themselves licensed as insurers. Where the policy is issued by a title insurer, the search is performed by or on behalf of the title insurer, and the premium is collected and retained by the title insurer. Where the policy is issued by an agent, the agent typically performs the search, examines the title, collects the premium and retains a portion of the premium. The agent remits the remainder of the premium to the title insurer as compensation for the insurer bearing the risk of loss in the event a claim is made under the policy. The percentage of the premium retained by an agent varies from region to region. A title insurer is obligated to pay title claims in accordance with the terms of its policies, regardless of whether it issues its policy directly or indirectly through an agent.

Premiums. The premium for title insurance is due and earned in full when the real estate transaction is closed. Premiums generally are calculated with reference to the policy amount. The premium charged by a title insurer or an agent is subject to regulation in most areas. Such regulations vary from state to state.

Our Title Insurance Operations

Overview. We conduct our title insurance business through a network of direct operations and agents. Through this network, we issue policies in the 49 states that permit the issuance of title insurance policies and the District of Columbia. In Iowa, we provide title abstracts only because title insurance is not permitted by law. We also offer title insurance and similar products, as well as related services, either directly or through joint ventures in foreign countries, including Canada, the United Kingdom and various other established and emerging markets as described in the “International Operations” section below.

Beginning in 2007, in response to deteriorating market conditions and as part of an effort to enhance our operating efficiency and improve our margins, we began to focus on controlling costs by reducing employee count, consolidating offices, centralizing agency and administrative functions, optimizing management structure and rationalizing our brand strategy. We plan to continue these efforts where appropriate. In addition, we will continue to scrutinize the profitability of our agency relationships, increase our offshore leverage and develop new sales opportunities. Beginning at the end of 2008, we initiated an effort to optimize our claims handling process through, among other things, centralization of claims handling, enhanced corporate control over the claims process and claims process standardization. We substantially completed our claims centralization project during the third quarter of 2009.

Sales and Marketing. We market our title insurance services to a broad range of customers. We believe that our primary source of business is referrals from persons in the real estate community, including escrow or closing services companies, real estate agents and brokers, developers, mortgage brokers, mortgage bankers, financial institutions and attorneys. In addition, we also market our title insurance services directly to large corporate customers and mortgage lenders and servicers. We actively market to mortgage servicers, foreclosure outsourcing providers and investors who are important sources of title insurance business during periods with high levels of foreclosures. We also market our title insurance services to independent agents. Our marketing efforts emphasize the combination of our products, the quality and timeliness of our services, process innovation and our national presence.

We provide our sales personnel with training in selling techniques, and local management is responsible for hiring the sales staff and ensuring that sales personnel are properly trained. We also maintain a client relations group to coordinate sales to institutional customers, such as lenders, mortgage servicers, foreclosure outsourcing providers and investors.

We have expanded our commercial business base primarily through increased commercial sales efforts. Because commercial transactions involve higher coverage amounts and higher premiums, commercial title insurance business generally generates greater profit margins than does residential title insurance business. Though current market conditions have proven difficult for this business, we expect that on a relative basis, over the long term, these characteristics still apply. Accordingly, we plan to continue to emphasize our commercial sales program. Our national commercial services division also has a dedicated sales force. One of the responsibilities of the sales personnel of this division is the coordination of marketing efforts directed at large real estate lenders and companies developing, selling, buying or brokering properties on a multi-state basis.

We supplement the efforts of our sales force with general advertising in various trade and professional journals.

International Operations. Over the past 20 years, we have led the industry in global expansion by investing in the development and growth of operations in international markets. We now provide products and services in over 60 countries, and our international operations accounted for approximately 9% of our revenues in 2008. Today we have direct operations and a physical presence in 12 countries including Canada and the United Kingdom. Additionally, we have partnered with leading local companies to provide services in many other countries. According to data from the American Land Title Association, as of September 30, 2009, our reported overall title insurance market share was close to 60% internationally.

Our range of international products and services is designed to lower our clients’ risk profiles and reduce their operating costs through enhanced operational efficiencies. In established markets, primarily British Commonwealth countries, we have combined title insurance with unique processing offerings to enhance the speed and efficiency of the mortgage and conveyancing processes.

We believe that key opportunities for growth exist not only in the relatively established markets, but also in the emerging markets that are heavily reliant on expensive manual business processes and dated old technology and land registry systems. As the number of countries adopting Western style mortgage systems continues to increase (China, India and Turkey are examples) and as the demand for greater efficiency in the real estate settlement process continues to grow, we are well situated to seize these opportunities because of our industry expertise, financial strength, existing international licenses and contacts around the world.

Underwriting. Before a title insurance policy is issued, a number of underwriting decisions are made. For example, matters of record revealed during the title search may require a determination as to whether an exception should be taken in the policy. We believe that it is important for the underwriting function to operate efficiently and effectively at all decision-making levels so that transactions may proceed in a timely manner. To perform this function, we have underwriters at the regional, divisional and corporate levels to whom we give varying levels of underwriting authority.

Agency Operations. Our agreements with our agents state the conditions under which the agent is authorized to issue title insurance policies on our behalf. The agency agreement also prescribes the circumstances under which the agent may be liable to us if a policy loss occurs. Although such agency agreements typically are terminable without cause after a specified notice period has been met and are terminable immediately for cause, certain agents have negotiated more favorable terms to the agent. Beginning in early 2008, we intensified our effort to evaluate all of our agency relationships, including a review of premium splits, deductibles and claims. As a result, we terminated or renegotiated the terms of many of our agency relationships. We have also centralized the receipt of agency remittances and are in the process of centralizing other agent-related administrative activities, and we continue to evaluate the profitability of agency relationships.

We have an agent selection process and audit review program. In determining whether to engage an independent agent, we obtain information about the agent, including the agent’s experience and background. We maintain loss experience records for each agent and conduct periodic audits of our agents. We also maintain agent representatives and agent auditors. Generally, agent auditors perform an examination of the agent’s books and records on an annual basis. In addition to these annual reviews, an expanded review will be triggered if certain “warning signs” are evident. Warning signs that can trigger an expanded review include the failure to implement required accounting controls, shortages of escrow funds and failure to remit underwriting fees on a timely basis. Adverse findings in an agency audit may result in the imposition of additional underwriting or other restrictions or, if warranted, termination of the agency relationship.

Title Plants. Our network of title plants constitutes one of our principal assets. A title search is conducted by searching the public records or utilizing a title plant. While public title records generally are indexed by reference to the names of the parties to a given recorded document, most title plants arrange their records on a geographic basis. Because of this difference, title plant records generally may be searched more efficiently, which we believe reduces the risk of errors associated with the search. Most title plants also index prior policies, adding to searching efficiency. Many title plants are automated, or available on-line. Certain offices utilize jointly owned plants or utilize a plant under a joint user agreement with other title companies. In addition to these ownership interests, we are in the business of maintaining, managing and providing access to automated title plant records and images that may be owned by us or other parties. We believe that our title plants, whether wholly or partially owned or utilized under a joint user agreement, are among the best in the industry.

Our title plants are carried on our combined balance sheets at original cost, which includes the cost of producing or acquiring interests in title plants or the appraised value of subsidiaries’ title plants at dates of acquisition for companies accounted for as purchases. Thereafter, the cost of daily maintenance of these plants is charged to expense as incurred. A properly maintained title plant has an indefinite life and does not diminish in value with the passage of time. Therefore, in accordance with generally accepted accounting principles, no provision is made for amortization of these plants. Since each document must be reviewed and indexed into the title plant, such maintenance activities constitute a significant item of expense. We are able to offset a portion of title plant maintenance costs through joint ownership and access agreements with other title insurers and title agents. We continually analyze our title plants for impairment. This analysis includes, but is not limited to, the effects of obsolescence, duplication, demand and other economic events.

Reserves for Claims and Losses. We provide for title insurance losses based upon our historical experience and other factors by a charge to expense when the related premium revenue is recognized. The resulting reserve for known claims and incurred but not reported claims reflects management’s best estimate of the total costs required to settle all claims reported to us and claims incurred but not reported, and is considered to be adequate for such purpose. Each period the reasonableness of the estimated reserves is assessed; if the estimate requires adjustment, such an adjustment is recorded.

In settling claims, we occasionally purchase and ultimately sell an insured’s interest in the underlying real property or the interest of a claimant adverse to the insured. These assets, which totaled $38.5 million at December 31, 2008, are carried at the lower of cost or fair value, less costs to sell, and are included in “Other assets” in our combined balance sheets.

Reinsurance and Coinsurance. We plan to continue our practice of assuming and ceding large title insurance risks through mechanisms of reinsurance and coinsurance. In reinsurance arrangements, a reinsurer accepts part of the risk which the primary insurer cedes to the reinsurer over and above the portion retained by the primary insurer in exchange for a premium. The primary insurer generally remains liable for the total risk in the event that the reinsurer does not meet its obligation. As a general policy, we do not intend to retain more than $100 million of primary risk on any single policy, although we may decide to do so in certain transactions. Under coinsurance arrangements each coinsurer typically is liable to other coinsurers for the amount of risk to which it agrees. Our reinsurance activities accounted for less than 1.0% of our total title insurance operating revenues in 2008.

Competition. The title insurance business is highly competitive. The number of competing companies and the size of such companies vary in the different areas in which we conduct business. Generally, in areas of major real estate activity, such as metropolitan and suburban localities, we compete with many other title insurers. Over 30 title insurance underwriters, for example, are members of the American Land Title Association, the title insurance industry’s national trade association. Our major nationwide competitors in our principal markets include Fidelity National Financial, Inc., Stewart Title Guaranty Company and Old Republic International Corporation. During 2008, LandAmerica Financial Group, Inc., believed to be the third largest provider of title insurance in the United States at the time, filed for bankruptcy protection and sold certain of its title insurance underwriters and other assets to Fidelity, which at the time we believed to be the second largest provider of title insurance. In addition to these competitors, small nationwide, regional and local competitors as well as numerous agency operations throughout the country provide aggressive competition on the local level.

We believe that competition for title insurance business is based primarily on both the price of the policy and the quality and timeliness of the service, because parties to real estate transactions are usually concerned with time schedules and costs associated with delays in closing transactions. In certain transactions, such as those involving commercial properties, financial strength is also important. In those states where prices are established by regulatory authorities, the price of title insurance policies is not likely to be an important competitive factor. We continuously evaluate our pricing, and based on competitive, market and regulatory conditions and claims history, among other factors, intend to continue to adjust our prices as and where appropriate.

Trust and Investment Advisory Services. Since 1960, we have conducted a general trust business in California, acting as trustee when so appointed pursuant to court order or private agreement. In 1985, we formed a banking subsidiary into which our subsidiary trust operation was merged. During August 1999, this subsidiary converted from a state-chartered bank to a federal savings bank. This subsidiary offers investment advisory services and manages equity and fixed-income securities. As of December 31, 2008, this company managed $2.1 billion of assets, administered fiduciary and custodial assets having a market value in excess of $3.4 billion, had assets of $1.2 billion, deposits of $1.1 billion and stockholder’s equity of $41.8 million.

Lending and Deposit Products. During 1988, we acquired an industrial bank that accepts thrift deposits and uses deposited funds to originate and purchase loans secured by commercial properties primarily in Southern California. As of December 31, 2008, this company had approximately $253.7 million of deposits and $153.9 million of loans outstanding.

Loans made or acquired by the thrift during 2008 totaled $45.1 million, with an average new loan balance of $939,504. The average loan balance outstanding at December 31, 2008, was $643,845. Loans are made only on a secured basis, at loan-to-value percentages generally less than 75%. The thrift specializes in making commercial real estate loans. The majority of the thrift’s loans are made on a fixed-to-floating rate basis. The average yield on the thrift’s loan portfolio as of December 31, 2008, was 7.1%. A number of factors are included in the determination of average yield, principal among which are loan fees and closing points amortized to income, prepayment penalties recorded as income, and amortization of discounts on purchased loans. The thrift’s primary competitors in the Southern California commercial real estate lending market are local community banks, other thrift and loan companies and, to a lesser extent, commercial banks. The thrift’s average loan to value was approximately 47% at December 31, 2008.

The performance of the thrift’s loan portfolio is evaluated on an ongoing basis by management of the thrift. The thrift places a loan on non-accrual status when two payments become past due. When a loan is placed on non-accrual status, the thrift’s general policy is to reverse from income previously accrued but unpaid interest. Income on such loans is subsequently recognized only to the extent that cash is received and future collection of principal is probable. Interest income on non-accrual loans that would have been recognized during the year ended December 31, 2008, if all of such loans had been current in accordance with their original terms, totaled $0.

Based on a variety of factors concerning the creditworthiness of its borrowers, the thrift determined that it had no non-performing assets as of December 31, 2008.

The thrift’s allowance for loan losses is established through charges to earnings in the form of provision for loan losses. Loan losses are charged to, and recoveries are credited to, the allowance for loan losses. The provision for loan losses is determined after considering various factors, such as loan loss experience, maturity of the portfolio, size of the portfolio, borrower credit history, the existing allowance for loan losses, current charges and recoveries to the allowance for loan losses, the overall quality of the loan portfolio, and current economic conditions, as determined by management of the thrift, regulatory agencies and independent credit review specialists. While many of these factors are essentially a matter of judgment and may not be reduced to a mathematical formula, we believe that, in light of the collateral securing its loan portfolio, the thrift’s current allowance for loan losses is an adequate allowance against foreseeable losses.

The following table provides certain information with respect to the thrift’s allowance for loan losses as well as charge-off and recovery activity.

	Year Ended December 31
	2008	2007	2006	2005	2004
	(in thousands, except percentages)
Allowance for Loan Losses:
Balance at beginning of year	$1,488	$1,440	$1,410	$1,350	$1,290

Charge-offs:
Real estate—mortgage	—	—	—	—	—
Assigned lease payments	—	—	—	—	—

	—	—	—	—	—

Recoveries:
Real estate—mortgage	—	—	—	—	—
Assigned lease payments	—	—	—	—	—

	—	—	—	—	—

Net (charge-offs) recoveries	—	—	—	—	—
Provision for losses	112	48	30	60	60

Balance at end of year	$1,600	$1,488	$1,440	$1,410	$1,350

Ratio of net charge-offs during the year to average loans outstanding during the year	0%	0%	0%	0%	0%

The adequacy of the thrift’s allowance for loan losses is based on formula allocations and specific allocations. Formula allocations are made on a percentage basis, which is dependent on the underlying collateral, the type of loan and general economic conditions. Specific allocations are made as problem or potential problem loans are identified and are based upon an evaluation by the thrift’s management of the status of such loans. Specific allocations may be revised from time to time as the status of problem or potential problem loans changes.

The following table shows the allocation of the thrift’s allowance for loan losses and the percent of loans in each category to total loans at the dates indicated.

	Year Ended December 31
	2008		2007		2006		2005		2004
	Allowance	% of Loans	Allowance	% of Loans	Allowance	% of Loans	Allowance	% of Loans	Allowance	% of Loans
	(in thousands, except percentages)
Loan Categories:
Real estate-mortgage	$1,600	100	$1,488	100	$1,440	100	$1,410	100	$1,349	100
Other	—	—	—	—	—	—	—	—	1	—

	$1,600	100	$1,488	100	$1,440	100	$1,410	100	$1,350	100

Specialty Insurance Segment

Property and Casualty Insurance. We market our property and casualty insurance business both through direct distribution channels, including cross-selling through existing closing-service activities, and through a network of brokers.

Home Warranties. Our home warranty business provides residential service contracts that cover residential systems and appliances against failures that occur as the result of normal usage during the coverage period. Most of these policies are issued on resale residences, although policies are also available in some instances for new homes. Coverage is typically for one year and is renewable annually at the option of the contract holder and upon our approval. Coverage and pricing typically vary by geographic region. Fees for the warranties generally are paid at the closing of the home purchase or directly by the consumer and are recognized monthly over the initial contract period. Renewal premiums may be paid by a number of different options. In addition, the contract holder is responsible for a service fee for each trade call. First year warranties primarily are marketed through real estate brokers and agents, although we also market directly to consumers. We generally sell renewals directly to consumers. Our home warranty business currently operates in 34 states and the District of Columbia.

Corporate

A portion of First American’s corporate function, consisting of certain financing facilities as well as the corporate services that support our business operations, will form FinCo’s corporate function.

Regulation

The title insurance business is heavily regulated by state insurance regulatory authorities. These authorities generally possess broad powers with respect to the licensing of title insurers, the types and amounts of investments that title insurers may make, insurance rates, forms of policies and the form and content of required annual statements, as well as the power to audit and examine title insurers. Under state laws, certain levels of capital and surplus must be maintained and certain amounts of securities must be segregated or deposited with appropriate state officials. Various state statutes require title insurers to defer a portion of all premiums in a reserve for the protection of policyholders and to segregate investments in a corresponding amount. Further, most states restrict the amount of dividends and distributions a title insurer may make to its shareholders.

Our property and casualty businesses are subject to regulation by state insurance regulators in the states in which they transact business.

The nature and extent of regulation to which insurance companies are subject may vary from jurisdiction to jurisdiction, but typically involves prior approval of the acquisition of “control” of an insurance company, regulation of certain transactions entered into by an insurance company with any of its affiliates, the amount and payment of dividends by an insurance company, approval of premium rates and policy forms for many lines of insurance, standards of solvency and minimum amounts of capital and surplus which must be maintained. In order to issue policies on a direct basis in a state, the property and casualty insurer must generally be licensed by such state. In certain circumstances, such as placements through licensed surplus lines brokers, it may conduct business without being admitted and without being subject to rate and policy form approvals.

Our home warranty business is subject to regulation in some states by insurance authorities and other regulatory entities. Our federal savings bank and thrift are both subject to regulation by the Federal Deposit Insurance Corporation. In addition, our federal savings bank is regulated by the United States Department of the Treasury’s Office of Thrift Supervision, and the thrift is regulated by the California Department of Financial Institutions.

Investment Policies

Subject to oversight by our board of directors, we generally intend to continue First American’s practice of overseeing investment activities at the parent company by an investment committee made up of certain senior executives, which is advised by, and has delegated certain functions to, an investment advisory committee. The investment advisory committee’s members are expected to include the company’s portfolio manager and certain treasury department personnel. Certain day-to-day investment decisions are expected to be delegated to the investment advisory committee, to be made within the guidelines and pursuant to the direction provided by the investment committee from time to time. Policy setting, oversight, and significant individual investment decisions are expected to occur at the investment committee level. In addition, a number of our regulated subsidiaries, including our title insurance underwriters, property and casualty insurance companies and federal savings bank are required to oversee their own investments and maintain investment committees at the subsidiary level. The investment policies and objectives of these regulated subsidiaries depend to a large extent on their particular business and regulatory considerations. For example, our federal savings bank is required to maintain at least 65% of its asset portfolio in loans or securities that are secured by real estate. The bank currently does not make real estate loans, and therefore fulfills this regulatory requirement predominately through investments in mortgage backed securities. In addition, state laws impose certain restrictions upon the types and amounts of investments that may be made by our regulated insurance subsidiaries.

Pursuant to our investment policy, fiduciary funds are to be managed in a manner designed to ensure return of the principal to the underlying beneficiaries and, where appropriate, an investment return to us. The policy further provides that operating and investment funds are to be managed to balance our earnings, liquidity, regulatory and risk objectives, and that investments should not expose us to excessive levels of credit risk, interest (including call, prepayment and extension) risk or liquidity risk.

As of September 30, 2009, our debt and equity investment securities portfolio consists of approximately 98% of fixed income securities. As of that date, over 83% of our fixed income investments are held in securities that are United States government-backed or rated AAA by Standard & Poor’s Ratings Group, and approximately 92% of the fixed income portfolio is rated or classified as investment grade by one or more of the major ratings agencies or the National Association of Insurance Commissioners.

In addition to our debt and equity investment securities portfolio, our financial services businesses maintain certain money-market and other short-term investments. These businesses also hold some common and preferred stock and have made strategic investments in companies engaged in the title insurance and settlement services industries, among others.

Employees

As of September 30, 2009, we employed approximately 14,278 people on either a part-time or full-time basis. Of these employees, approximately 19% were employed outside of the United States and approximately 3% were employed at unconsolidated subsidiaries.

Properties

We expect to maintain First American’s executive offices at MacArthur Place in Santa Ana, California. In 2005, First American expanded its three-building office campus through the addition of two four-story office buildings totaling approximately 226,000 square feet, a two-story, free standing, 52,000 square foot technology center and a two-story parking structure, bringing the total square footage to approximately 490,000 square feet. The original three office buildings, totaling approximately 210,000 square feet, and the fixtures thereto and underlying land, are subject to a deed of trust and security agreement securing payment of a promissory note evidencing a loan made in October 2003, to our principal title insurance subsidiary in the original sum of $55.0 million. This loan is payable in monthly installments of principal and interest, is fully amortizing and matures November 1, 2023. The outstanding principal balance of this loan was $44.4 million as of September 30, 2009. Our title insurance subsidiary will continue to own and operate these properties, and will lease approximately 24,000 square feet within one of the buildings to InfoCo for its executive offices following the separation pursuant to a lease to be entered into in connection with the separation. The technology center referred to above will be primarily utilized and maintained by FinCo following the separation but will also house physically segregated servers belonging to InfoCo which will continue to be maintained by InfoCo following the separation.

One of our subsidiaries leases an aggregate of approximately 92,000 square feet of office space in four buildings of the International Technology Park in Bangalore, India. Three of the leases expire in 2012 and the fourth expires in 2010. We have the option to terminate all of the leases in the International Technology Park in 2011.

The office facilities we occupy are, in all material respects, in good condition and adequate for their intended use.

Legal Proceedings

Our subsidiaries have been named in various lawsuits, most of which relate to their title insurance operations. In cases where it has been determined that a loss is both probable and reasonably estimable, a liability representing the best estimate of our financial exposure based on known facts has been recorded. In accordance with ASC Topic 450-10, we maintained a reserve for these lawsuits totaling $18.4 million at September 30, 2009. Actual losses may materially differ from the amounts recorded. We do not believe that the ultimate resolution of these cases, either individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows.

Our title insurance, property and casualty insurance, home warranty, thrift, trust and investment advisory businesses are regulated by various federal, state and local governmental agencies. Many of our other businesses operate within statutory guidelines. Consequently, we may from time to time be subject to audit or investigation by such governmental agencies. Currently, governmental agencies are auditing or investigating certain of our financial services operations. These audits or investigations include inquiries into, among other matters, pricing and rate-setting practices in the title insurance industry, competition in the title insurance industry and title insurance customer acquisition and retention practices. With respect to matters where we have determined that a loss is both probable and reasonably estimable, we have recorded a liability representing our best estimate of the financial exposure based on known facts. In accordance with ASC Topic 450-10, we maintained a reserve for these matters totaling $1.5 million at September 30, 2009. While the ultimate disposition of each such audit or investigation is not yet determinable, we do not believe that individually or in the aggregate, they will have a material adverse effect on FinCo’s financial condition, results of operations or cash flows. These audits or investigations could result in changes to business practices which could ultimately have a material adverse impact on FinCo’s financial condition, results of operations or cash flows.

Our subsidiaries also are involved in numerous ongoing routine legal and regulatory proceedings related to their operations. While the ultimate disposition of each proceeding is not determinable, we do not believe that any of such proceedings, individually or in the aggregate, will have a material adverse effect on FinCo’s financial condition, results of operations or cash flows.

RELATIONSHIP WITH INFOCO

This section summarizes material arrangements between InfoCo and FinCo that are expected to exist following the separation. These arrangements are intended to provide for an orderly transition to our status as an independent, publicly traded company. The companies also are or will be parties to certain ordinary course commercial agreements. Additional or modified agreements, arrangements and transactions may be entered into between InfoCo and FinCo after the separation.

Ownership of InfoCo Shares

On the record date for the distribution, First American will issue a number of shares to us that will result in FinCo and its principal title insurance subsidiary collectively owning approximately $250 million of InfoCo’s issued and outstanding common shares following the distribution. By virtue of our ownership of First American common shares on the record date, we will also receive FinCo common stock in the distribution, which will be canceled promptly following its issuance. We will agree to dispose of the InfoCo common shares within five years after the separation or to bear any adverse tax consequence arising out of holding the shares for longer than that period.

Agreements with InfoCo

Before the separation, we will enter into a Separation and Distribution Agreement and other agreements with First American to effect the separation and provide a framework for FinCo’s relationship with InfoCo after the separation. These agreements will govern the relationship between InfoCo and FinCo subsequent to the completion of the separation and provide for the allocation to InfoCo and FinCo of First American’s assets, liabilities and obligations. In addition to the Separation and Distribution Agreement, which contains many of the key provisions related to our separation from First American and the distribution of shares of our common stock to First American shareholders, we also will enter into a Tax Sharing Agreement a Noncompetition Agreement and a License Agreement.

The terms of the agreements described below that will be in effect following our separation have not yet been finalized. Although we do not anticipate material changes to the agreements prior to the separation, any such changes may affect the respective parties’ rights and obligations described below. Also, the summaries of each of these agreements set forth the terms of the agreements that we believe are material. The complete, final versions of the principal agreements described below will be filed as exhibits to the Registration Statement on Form 10 of which this information statement is a part.

Separation and Distribution Agreement

The Separation and Distribution Agreement will set forth our agreements with First American regarding the principal transactions necessary to separate FinCo from First American. It will also set forth other agreements that govern certain aspects of FinCo’s relationship with InfoCo after the completion of the separation. The parties will enter into the Separation and Distribution Agreement before the distribution of shares of FinCo’s common stock to First American’s shareholders.

Transfer of Assets and Assumption of Liabilities

The Separation and Distribution Agreement will identify assets, liabilities and contracts to be allocated between FinCo and InfoCo as part of the separation of First American into two companies, and will describe when and how the transfers, assumptions and assignments of these assets, liabilities and contracts will occur, although many of the transfers, assumptions and assignments will have already occurred prior to the execution of the Separation and Distribution Agreement. In particular, the Separation and Distribution Agreement will provide that, subject to the terms and conditions contained in the Separation and Distribution Agreement:

•

All of the assets and liabilities primarily related to our business—primarily the business and operations of First American’s title insurance and services segment and specialty insurance segment and a portion of its data and analytic solutions segment, as described herein—will be retained by or transferred to FinCo.

•	All of the remaining assets and liabilities will be retained by or transferred to InfoCo.

•

First American will issue to FinCo and our principal title insurance subsidiary a number of shares that will result collectively in FinCo and such subsidiary owning approximately $250 million of InfoCo’s issued and outstanding common shares following the distribution. We expect to dispose of these shares within five years following the separation.

•	Each party will generally assume or retain any liabilities relating to its employees in respect of the period prior to, on or following the effective time of the Separation and Distribution Agreement.

•

FinCo will effectively assume $200 million of the outstanding liability for indebtedness under First American’s senior unsecured credit facility. This assumption is expected to occur through the establishment of a new credit facility, $200 million of which will be drawn and transferred to InfoCo in connection with the separation. The remainder of the outstanding debt under First American’s credit facility, as well as all publicly issued debt will remain with InfoCo following the separation. With respect to other outstanding indebtedness of First American, each party or one of its subsidiaries will assume or retain the liability relating to any of its or its subsidiaries’ or controlled affiliates’ indebtedness.

•

Subject to certain exceptions, including those set forth in the Tax Sharing Agreement, each of FinCo and InfoCo will assume 50% of certain contingent and other corporate liabilities of First American, which include certain legal contingencies and actions with respect to the separation or the distribution made or brought by any third party.

•

Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, the corporate costs and expenses incurred after the distribution date relating to the separation will be borne by the party incurring such expenses.

The substantial majority of First American’s assets and liabilities directly relate to individual businesses and will be assigned or allocated accordingly. Certain litigation contingencies are considered to be obligations of all of First American’s businesses, best managed centrally, and appropriately shared among FinCo and InfoCo through pre-determined, fixed percentages or formulas.

In preparing for the separation and in allocating First American’s assets and liabilities, First American considered a number of factors including familiarity with the allocated asset or liability, the ability to operate the asset or discharge the liability, the strategic importance of the asset, the efficiencies achieved through the allocation methodologies, corporate structure, future capital structure and operating plans, and targeted surplus and debt levels.

Except as may expressly be set forth in the Separation and Distribution Agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, that any necessary consents or governmental approvals are not obtained and that the transfer does not comply with the requirements of any laws or judgments.

Information in this information statement with respect to the assets and liabilities of InfoCo and FinCo following the separation is presented based on the allocation of such assets and liabilities pursuant to the Separation and Distribution Agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by InfoCo or for which InfoCo will have an indemnification obligation under the Separation and Distribution Agreement and the other agreements relating to the separation are, and following the separation may continue to be, legal or contractual liabilities or obligations of FinCo. To the extent that FinCo continues to be subject to such legal or contractual liability or obligation, it will rely on InfoCo to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Further Assurances

To the extent that any transfers contemplated by the Separation and Distribution Agreement have not been consummated on or prior to the distribution date, the parties will agree to cooperate to effect such transfers as promptly as practicable. In addition, each party will agree to cooperate with the other and use reasonable best efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements.

The Distribution and Financings

The Separation and Distribution Agreement also will govern the rights and obligations of each party regarding the proposed distribution. FinCo will agree to distribute to First American as a stock dividend the number of shares of common stock distributable to effectuate the separation. In addition, First American will agree to cause its agent to distribute to persons that hold First American common shares as of the record date all the shares of FinCo’s common stock.

Additionally, the Separation and Distribution Agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by First American in its sole discretion. For further information regarding the conditions to the effectiveness of the Separation and Distribution Agreement and our separation from First American, see “The Separation—Conditions to the Distribution.”

Releases and Indemnification

Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, each party will release and forever discharge each other party and its respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the Separation and Distribution Agreement or any ancillary agreement or to ordinary course of business trade payables and receivables.

In addition, the Separation and Distribution Agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of InfoCo’s business with InfoCo. Specifically, each party will, and will cause its subsidiaries and affiliates to, indemnify, defend and hold harmless the other party, its respective affiliates and subsidiaries and each of its respective officers, directors, employees and agents for any losses arising out of or otherwise in connection with:

•	the liabilities each such party assumed or retained pursuant to the Separation and Distribution Agreement; and

•	any breach by such party of the Separation and Distribution Agreement.

Legal Matters

Unless otherwise provided in the Separation and Distribution Agreement each party to the Separation and Distribution Agreement will assume the liability for, and control of, all pending and future legal matters related to its own business or assumed or retained liabilities and will indemnify the other party for any liability arising out of or resulting from such assumed legal matters.

Employee Matters

The Separation and Distribution Agreement will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs and other related matters in connection with the separation, including the treatment of certain outstanding and long-term incentive awards, existing deferred compensation obligations and certain retirement and welfare benefit obligations. The Separation and Distribution Agreement also will provide that outstanding First American stock option and restricted stock unit awards will be adjusted equitably in connection with the distribution. See “Treatment of Outstanding Equity-Based Arrangements” below.

Insurance

The Separation and Distribution Agreement will provide FinCo the right to report claims under existing insurance policies for occurrences prior to the separation and will set forth procedures for the administration of insured claims. In addition, the agreement will allocate between InfoCo and FinCo the right to insurance policy proceeds based on reported claims and the obligations to incur deductibles under certain insurance policies.

First American maintains a variety of global commercial insurance programs. All of these programs are subject to the terms and conditions, policy limits and deductibles of the applicable insurance policies. The facts and circumstances of each pre-separation claim will govern the determination of whether the occurrence is covered by existing insurance policies.

Dispute Resolution

In the event of any dispute arising out of the Separation and Distribution Agreement, the FinCo and InfoCo chief financial officers and general counsels will negotiate to resolve the dispute. If they are unable to resolve the dispute within 60 days then, unless agreed otherwise, the dispute will be resolved through binding arbitration. In all matters involving only claims for monetary damages each party will be required to submit a proposal and the arbitrators shall be limited to awarding only one of the proposals submitted. The parties also mutually may elect to resolve any dispute by litigation.

Other Matters Governed by the Separation and Distribution Agreement

Other matters governed by the Separation and Distribution Agreement include access to financial and other information, intellectual property, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Transitional Services

FinCo and InfoCo will agree to provide each other with various services, which will be determined, along with the fees to be charged in accordance therewith prior to the consummation of the separation. The cost of these transition services is still being determined.

Tax Sharing Agreement

Before FinCo’s separation from First American, FinCo and InfoCo will enter into a Tax Sharing Agreement that generally will govern the parties’ respective rights, responsibilities, and obligations after the distribution with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the distribution of all of the shares of FinCo to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Code or certain internal transactions undertaken in anticipation of the separation to qualify for tax-favored treatment under the Code.

In general, pursuant to the Tax Sharing Agreement, InfoCo will prepare and file the consolidated federal income tax return, and any other tax returns that include both InfoCo (or any of its subsidiaries) and FinCo (or any of its subsidiaries) for all taxable periods ending on or prior to, or including, the distribution date with the appropriate tax authorities and will prepare and file all separate company tax returns of InfoCo and its subsidiaries. FinCo will prepare and file all tax returns that include solely FinCo and/or its subsidiaries and any separate company tax returns for FinCo and/or its subsidiaries for all taxable periods ending on or prior to, or including, the distribution date of FinCo, and will pay all taxes due with respect to such tax returns (including any taxes attributable to an audit adjustment with respect to such returns), as well as that are attributable to members of the FinCo group or the assets, liabilities or businesses of the FinCo group. In general, InfoCo controls all audits and administrative matters and other tax proceedings relating to the consolidated federal income tax return of the InfoCo group and any other tax returns for which it is responsible, except that FinCo has certain participation rights to the extent that it is liable for any taxes shown on such returns.

Under the Tax Sharing Agreement, InfoCo and FinCo generally may not (i) take or fail to take any action that would cause any representation, information or covenant contained in the separation documents or the documents relating to the IRS private letter ruling and the tax opinion regarding the spin-off to be untrue, (ii) take or fail to take any other action that would cause the spin-off to lose its tax-free status, (iii) sell, issue, redeem or otherwise acquire any of its equity securities (or equity securities of members of its group), except in certain specified transactions for a period of 25 months following the spin-off and (iv) other than in the ordinary course of business, sell or otherwise dispose of a substantial portion of its assets, liquidate, merge or consolidate with any other person for a period of 25 months following the spin-off. During the 25-month period, InfoCo or FinCo may take certain actions otherwise prohibited by these covenants if (i) it obtains the other party’s prior written consent, or (ii) it provides the other party with an IRS private letter ruling or an unqualified opinion of tax counsel to the effect that such actions will not affect the tax-free nature of the spin-off.

Notwithstanding the receipt of any such IRS ruling or tax opinion, each party will be required to indemnify the other party for any taxes and related losses resulting from (i) any act or failure to act by such party described in the covenants above, (ii) any acquisition of equity securities or assets of such party or any member of its group, or (iii) any breach by such party or any member of its group of any representation or covenant contained in the separation documents or the documents relating to the IRS private letter ruling or tax opinion concerning the spin-off.

The Tax Sharing Agreement also contains provisions regarding the apportionment of tax attributes of the InfoCo consolidated federal income tax return group, the allocation of deductions with respect to compensatory equity interests, cooperation, and other customary matters.

Noncompetition Agreement

In connection with the separation, FinCo and/or its affiliate will enter into an agreement prohibiting FinCo from competing with InfoCo in the tax servicing business within the U.S. for a period of ten years.

License Agreement

Before FinCo’s separation from First American, the parties will enter into a License Agreement pursuant to which FinCo will grant a license to use certain “First American” trade names, trademarks and service marks to InfoCo for a transition period from the date of the separation to December 31, 2010.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information as of December 8, 2009, with respect to those persons who are expected to serve as FinCo’s directors and executive officers following the distribution. The director nominees are expected to be named to the board of directors in connection with the distribution. The board of directors thereafter is expected to name the individuals below to serve as FinCo’s executives in the capacities listed below.

Directors

Name	Age	Principal Occupation(s) Since 2003 (arranged by title, company & industry)	First American Director Since		Directorships Held in Other Public Companies (1)
Hon. George L. Argyros	72	Chairman and Chief Executive Officer Arnel & Affiliates diversified investment company	2005	(2)	DST Systems, Inc.

Bruce S. Bennett	51	Founding Partner Hennigan, Bennett & Dorman, LLP legal services	2008		None

Glenn C. Christenson	60	Managing Director (2007-present) Velstand Investments, LLC	2008		NV Energy, Inc.

		Executive Vice President and Chief Financial Officer (1989-2007) Station Casinos, Inc. gaming and entertainment

Hon. William G. Davis	80	Counsel Torys LLP legal services	1992		None

James L. Doti	63	President and Donald Bren Distinguished Chair of Business and Economics Chapman University education	1993		Standard Pacific Corp.

Lewis W. Douglas, Jr.	85	Chairman Stanley Energy, Inc. oil exploration	1971	(3)	None

Dennis J. Gilmore	51

Chief Executive Officer (2008-present)

The First American Corporation, Financial Services Group

Chief Operating Officer (2004-2008)

The First American Corporation business information and related products and services

			N/A		None

Parker S. Kennedy	61	Chairman of the Board and Chief Executive Officer (2003-present) President (1993-2004) The First American Corporation business information and related products and services	1987

Name	Age	Principal Occupation(s) Since 2003 (arranged by title, company & industry)	First American Director Since	Directorships Held in Other Public Companies (1)
Frank E. O’Bryan	76	Private Investor (2004-present) Chairman of the Board (1997-2003) WMC Mortgage Corporation mortgage lending	1994	Ares Capital Corporation

Herbert B. Tasker	73	Chairman and Chief Executive Officer (2005-present) Mason McDuffie Mortgage Corporation mortgage banking Mortgage Industry Consultant (2004-2005) Vice Chairman and Managing Director (1999-2004) Centre Capital Group, Inc. mortgage conduit	2002	None

Virginia M. Ueberroth	69	Chairman Ueberroth Family Foundation philanthropy	1988	None

(1)	For these purposes, “Public Company” refers to a company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940.
(2)	Mr. Argyros was a director of the First American from 1988 to 2001 and was the United States Ambassador to Spain and Andorra from 2001 to 2004.
(3)	Mr. Douglas also was a director of First American from 1961 to 1967.

Executive Officers

Name	Position(s) Held	Age
Parker S. Kennedy	Executive Chairman	61
Dennis J. Gilmore	Chief Executive Officer	51
Anthony S. Piszel	Executive Vice President, Chief Financial Officer and Treasurer	55
Kenneth D. DeGiorgio	Executive Vice President, General Counsel and Secretary	38
Max O. Valdes	Senior Vice President and Chief Accounting Officer	54

•

Parker S. Kennedy was named chairman and chief executive officer of First American in 2003. He served as its president from 1993 to 2004 and was an executive vice president from 1986 to 1993. He became a vice president of First American Title Insurance Company in 1979 and a director in 1981. During 1983, he was appointed executive vice president of First American Title Insurance Company, and in 1989 was appointed its president. He now serves as its chairman, a position to which he was appointed in 1999.

•

Dennis J. Gilmore has been serving as chief executive officer of First American’s financial services group since April 2008. Previously, Mr. Gilmore served as First American’s chief operating officer from 2004 to 2008. He served as an executive vice president of First American from 2003 to 2004 and served as president of the property information business segment (now known as the data and analytic solutions segment) from 1998 to 2005. Prior to that time, he established and managed the Lenders Advantage division of First American Title Insurance Company, from 1993 to 1998 and was employed by First American’s tax service subsidiary from 1988 to 1993.

•	Anthony S. Piszel has been serving as chief financial officer and treasurer of First American since January 2009. Prior to joining First American, Mr. Piszel was executive vice president and chief financial officer for the Federal Home Loan Mortgage Corporation (Freddie Mac), from 2006 to 2008. From 2004 to 2006, Mr. Piszel served as chief financial officer of Health Net, Inc., a publicly traded managed health care company. Mr. Piszel served as corporate controller of financial services company, Prudential Financial, Inc., from 1999 to 2004, after holding various positions with Prudential beginning in 1993. Mr. Piszel also serves as a director of RehabCare Group, Inc., a position he has held since 2005, and is chairman of its Audit Committee.

•

Kenneth D. DeGiorgio was named senior vice president and general counsel of First American in 2004. In 2006, he also became First American’s secretary. Mr. DeGiorgio was vice president and associate general counsel of First American from 2001 to 2004, and served as regulatory and acquisition counsel from 1999 to 2001.

•

Max O. Valdes has served as First American’s senior vice president and chief accounting officer since 2006. He served as chief financial officer from April 2008 to January 2009 and also performed chief financial officer functions from January to March 2006. Mr. Valdes served as vice president and chief accounting officer from 2002 to 2006. Prior to that time, he served as First American’s controller. Mr. Valdes has been employed by First American since 1988.

Structure of the Board of Directors

Pursuant to FinCo’s organizational documents, the board of directors will be divided into three classes of approximately equal size and serve for staggered three-year terms. At each annual meeting, the stockholders will elect directors to succeed the class of directors whose term is expiring. Class I’s term will expire at the 2010 annual meeting, Class II’s term will expire at the 2011 annual meeting and Class III’s term will expire at the 2012 annual meeting. The director nominees will be allocated to classes upon election to the board of directors in connection with the separation.

Committees of the Board of Directors

Following the separation, the standing committees of FinCo’s board of directors will include an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees will consist exclusively of independent directors and is further described below. Other committees may also be established by the board of directors from time to time.

Audit Committee

The members of the audit committee are expected to be [—]. The functions performed by this committee are expected to include reviewing internal auditing procedures and results, selecting FinCo’s independent registered public accounting firm, directing and supervising investigations into matters within the scope of its duties, reviewing with the independent registered public accounting firm the plan and results of its audit and determining the nature of other services to be performed by, and fees to be paid to, such firm. This committee’s charter, which is anticipated to be substantially identical to First American’s audit committee charter, will be posted in the corporate governance section of FinCo’s Web site at www.firstam.com, and will also be available in print to any stockholder who requests it. Such request should be sent to the secretary at 1 First American Way, Santa Ana, California 92707. FinCo’s board of directors will formally determine independence and financial expert status following the separation. However, [—] has been deemed a financial expert within the meaning of the SEC’s rules and regulations by First American’s board of directors, and each member of the audit committee will meet the requirement of independence established in the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange listing standards.

Compensation Committee

The members of the compensation committee are expected to be Messrs. Douglas (chair), Christenson, Davis and Tasker. This committee is expected to establish compensation rates and procedures with respect to

FinCo’s executive officers, including bonus awards, to monitor FinCo’s equity compensation plans and to make recommendations to the board of directors regarding director compensation. This committee’s charter, which is expected to be substantially identical to First American’s compensation committee charter, will be posted in the corporate governance section of FinCo’s Web site at www.firstam.com, and is also available in print to any stockholder who requests it. Such request should be sent to the secretary at 1 First American Way, Santa Ana, California 92707. Each member of the compensation committee will be a non-employee director and there are no compensation committee interlocks involving any of the projected members of the compensation committee.

Nominating and Corporate Governance Committee

The members of this committee are expected to be [—]. This committee is expected to be responsible for identifying individuals qualified to become directors of FinCo; recommending that the board of directors select the nominees identified by the committee for all directorships to be filled by the board or by the stockholders; and developing, recommending to the board and periodically reviewing the corporate governance principles applicable to FinCo. This committee’s charter, which is expected to be substantially identical to First American’s nominating and corporate governance committee charter, will be posted in the corporate governance section of FinCo’s Web site at www.firstam.com, and also will be available in print to any stockholder who requests it. Such request should be sent to the secretary at 1 First American Way, Santa Ana, California 92707. The committee is expected to adopt procedures by which certain of FinCo’s stockholders may recommend director nominees to the board, as well as establish criteria in identifying candidates for membership on the board of directors, following the separation.

Stockholder and Interested Party Communications with Directors

Stockholders and other interested parties may communicate directly with any or all of the non-management directors of FinCo by writing to such director(s) at the business addresses provided under each director’s name in the corporate governance section of our Web site at www.firstam.com. Directors receiving such communications will respond as such directors deem appropriate, including the possibility of referring the matter to management, to the full board or to an appropriate committee of the board.

Compensation of Non-Employee Directors

The following table and subsequent text sets forth director compensation information with respect to 2008 for the non-employee individuals that are anticipated to be elected to FinCo’s board of directors in connection with the separation. Following the separation, director compensation will be determined by FinCo’s board of directors with the assistance of its compensation committee. It is anticipated that such compensation will continue to consist of an annual retainer, an annual equity award, meeting attendance fees and, for certain directors, annual fees for serving as a committee chair or lead independent director.

Name	Fees Earned or Paid in Cash ($)	Stock Awards (1)($)	All Other Compensation ($)	Total ($)
George L. Argyros	128,000	49,998	0	177,998
Bruce S. Bennett	75,353	49,998	0	125,351
Glenn C. Christenson	99,353	49,998	0	149,351
Hon. William G. Davis (2)	140,000	49,998	48,857	238,855
James L. Doti	100,000	49,998	0	149,998
Lewis W. Douglas, Jr.	134,000	49,998	0	183,998
Frank E. O’Bryan (3)	130,000	49,998	7,000	186,998
Herbert B. Tasker	116,000	66,694	0	182,694
Virginia M. Ueberroth	98,000	49,998	0	147,998

(1)	Amounts shown reflect the dollar value recognized, before forfeiture assumptions, by First American for financial statement reporting purposes in accordance with SFAS 123R, for the fiscal year ended

December 31, 2008, for an award to each director of 1,707 RSUs made on June 20, 2008, whose grant date fair value of the equity award computed in accordance with SFAS 123R, was $49,998. First American did not award options to its directors in 2008.

The aggregate numbers of stock options and RSUs of First American held by each non-employee individual of First American that is expected to be elected to the FinCo board as of December 31, 2008 were as follows:

Name	Stock Options (#)	Restricted Stock Units (#)
George L. Argyros	5,000	2,471
Bruce S. Bennett	0	1,741
Glenn C. Christenson	0	1,741
Hon. William G. Davis	5,000	2,471
James L. Doti	5,000	2,471
Lewis W. Douglas, Jr.	11,750	2,471
Frank E. O’Bryan	11,750	2,471
Herbert B. Tasker	5,000	2,471
Virginia M. Ueberroth	5,000	2,471

(2)	Mr. Davis also received 60,000 Canadian dollars for service on the board of directors of a Canadian subsidiary of First American (converted using the Interbank rate as of December 31, 2008, of 0.81830 Canadian dollars to 1 US dollar).
(3)	Mr. O’Bryan received an additional $7,000 for serving on the board of directors of First American’s federal savings bank.

For 2008, the compensation of non-employee directors of First American consisted of several components. First American’s board of directors determined in February 2008 that the annual retainer for each non-employee director should be reduced from $60,000 (the amount paid in 2007) to $54,000. The fee paid for attending each board and committee meeting was $2,000. The annual compensation of the chair of the audit committee was $25,000, and the annual compensation for each of the chairs of the nominating and corporate governance committee and the compensation committee was $10,000. The lead independent director received $10,000. Directors may also receive additional compensation for serving on the board of directors of certain First American’s subsidiaries (payments are described in footnotes 2 and 3 to the table above).

In addition to cash compensation, on June 20, 2008, First American granted to each non-management director $50,000 worth of RSUs, which vest over three years, subject to accelerated vesting at retirement for any director with at least 10 years of cumulative service on the board.

In December 2008, First American’s board of directors determined that the annual cash retainer for 2009 should be decreased by 10% to $48,600 and that the annual RSU grant be increased by the same amount to $55,400. In May 2009, First American’s board of directors also determined that the annual compensation for each of the chair of the compensation committee and lead independent director of First American for 2009 should be increased to $15,000. The RSU grant for 2009 was issued on the second business day following the filing of First American’s 10-K

Executive Compensation

Compensation Tables

The named executive officers of FinCo are anticipated to be Parker S. Kennedy, Dennis J. Gilmore, Anthony S. Piszel, Kenneth D. DeGiorgio and Max O. Valdes. The following tables set forth compensation information as determined by First American’s compensation committee with respect to the years presented for these individuals. Mr. Piszel’s information is not included herein because he was not employed by First American during 2008. Following the separation, FinCo’s compensation committee will determine the compensation of its named executive officers. The determinations of First American’s compensation committee reflected herein are not necessarily indicative of determinations that would have been or will be made by FinCo’s compensation committee.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus (1) ($)			Stock Awards (2) ($)		Option Awards (3) ($)		Non-Equity Incentive Plan Compensation (1) ($)		Change in Pension Value and Nonqualified Deferred Compensation Earnings (4) ($)			All Other Compensation ($)			Total ($)
Parker S. Kennedy	2008		$695,480		$0			$875,372		$395,325		$0		$0	(5)		$6,750	(6)		$1,972,928
Executive Chairman	2007 2006	$ $	750,000 750,000	$ $	0 912,500	(7)	$ $	882,334 0	$ $	712,716 1,251,105	$ $	0 0	$ $	1,135,626 1,340,037		$ $	18,836 54,038	(6) (6)	$ $	3,499,512 4,307,682

Dennis J. Gilmore	2008		$602,750		$0			$903,822		$280,147		$805,500		$556,123			$7,009	(8)		$3,155,352
Chief Executive Officer	2007 2006	$ $	647,885 600,000	$ $	0 890,000		$ $	555,322 0	$ $	503,426 890,159	$ $	750,000 0	$ $	187,026 660,278		$ $	42,075 38,022	(8) (8)	$ $	2,685,734 3,078,460

Kenneth D. DeGiorgio	2008		$300,000		$0			$262,280		$55,755		$365,809		$56,410			$7,483	(9)		$1,047,737
Executive Vice President, General Counsel

Max O. Valdes (10)	2008		$300,000		$0			$211,279		$55,755		$309,532		$253,895			$6,750	(11)		$1,137,212
Senior Vice President, Chief Accounting Officer	2007 2006	$ $	300,000 300,000	$ $	0 260,000		$ $	137,146 0	$ $	98,119 180,821	$ $	160,000 0	$ $	30,794 260,174		$ $	17,640 30,980	(11) (11)	$ $	743,699 1,031,975

Notes:

(1)	Cash portions of bonus amounts that were paid through performance units are included under the Non-Equity Incentive Plan Compensation column, as opposed to the Bonus column, pursuant to applicable rules.
(2)	Includes First Advantage Corporation restricted stock unit (“RSU”) awards during 2008 to Mr. Kennedy in connection with his service on the First Advantage Corporation board of directors. Mr. Kennedy has agreed to remit to First American any after-tax benefit of such awards.
(3)	First American did not award options to the named executive officers for 2006 through 2008. Value reflects the FAS 123R fair value of awards amortized over the vesting period. Fair value was determined by using Black-Scholes methodology with the following assumptions:

	2005	2004	2003
Dividend yield	1.5% - 2.3%	2.0% - 2.4%	1.8%
Expected volatility	39.7% - 41.4%	41.9% - 44.2%	45.1%
Risk free average interest rate	3.7% - 4.3%	3.7% - 4.2%	4.2%
Expected term (years)	5.4 - 5.9	5.9 - 6.3	7

The value also reflects option awards to Mr. Kennedy for board service at First Advantage Corporation. Mr. Kennedy has agreed to remit to First American any after tax benefit he receives as a result of the awards. First Advantage utilized a lattice option pricing model in 2006 with the following assumptions: expected volatility (30%), risk free average interest rate (4.56%-4.81%), and expected term (5 years). Prior to 2006, First Advantage utilized a Black-Scholes methodology with the following assumptions: for 2005, volatility (25%), term (6 years), risk free rate (4.52%); for 2004, volatility (34%), term (9 years), risk free rate (4.13%); and for 2003, volatility (34%), term (9 years), risk free rate (3.24%). All years assumed a 0% dividend yield.

(4)	Reflects the change in the present value of the life annuity from fiscal year end 2007 to fiscal year end 2008 for both the qualified and non-qualified pension plans (entitled The First American Corporation Pension Plan, The First American Corporation Pension Restoration Plan and The First American Corporation Executive Supplemental Benefit Plan). It does not include earnings under the deferred compensation plan as such earnings are neither above market nor preferential. First American’s deferred compensation plan provides a return based on a number of investment crediting options.
(5)	In 2008, the total change in pension value under the pension plans was -$258,042.

(6)	In 2008, this amount consists of company contributions of $6,750 to his account in First American’s tax qualified 401(k) Savings Plan. In 2007, this amount consists of (a) company contributions of $6,600 to his account in First American’s tax qualified 401(k) Savings Plan, (b) use of company residences valued at $3,700 and (c) company-paid club membership dues of $8,536. In 2006, this amount consists of (a) company contributions of $12,600 to his account in First American’s tax qualified 401(k) Savings Plan, (b) company car allowance and estimated value of company-paid gas totaling $15,440, (c) company-paid club membership dues of $18,098, (d) estimated value of personal use of company-owned residences of $7,000 and (e) fees for attending board meetings of First American totaling $900.
(7)	On February 27, 2007, at Mr. Kennedy’s request, First American’s compensation committee shifted $500,000 of his cash bonus for service in 2006 to RSUs which vest over five years and were issued on March 5, 2007. The actual cash payment was therefore reduced to $412,500.
(8)	In 2008, this amount consists of (a) company contributions of $6,750 to his account in First American’s tax qualified 401(k) Savings Plan and (b) life insurance premiums of $259. In 2007, this amount consists of (a) company contributions of $6,600 to his account in First American’s tax qualified 401(k) Savings Plan, (b) life insurance premiums of $233, (c) company car allowance of $10,080 and (d) company-paid club membership dues of $25,162. In 2006, this amount consists of (a) company contributions of $12,600 to his account in First American’s tax qualified 401(k) Savings Plan, (b) company car allowance of $13,200, (c) company-paid club membership dues of $10,584, (d) estimated value of the use of company-owned season tickets of $520, (e) life insurance premiums of $218 and (f) fees for attending board meetings of First American totaling $900.
(9)	This amount consists of (a) company contributions of $6,750 to his account in the company’s tax qualified 401(k) Savings Plan and (b) life insurance premiums of $733.
(10)	Mr. Valdes served as First American’s interim chief financial officer from April 2008 to January 2009, a function he also performed from January to March 2006. Mr. Valdes was not a named executive officer of First American in 2007.
(11)	In 2008, this amount consists of company contributions of $6,750 to his account in First American’s tax qualified 401(k) Savings Plan. In 2007, this amount consists of (a) company contributions of $6,600 to his account in First American’s tax qualified 401(k) Savings Plan, (b) company car allowance and estimated value of company-paid gas totaling $9,740 and (c) company-paid club membership dues of $1,300. In 2006, this amount consists of (a) company contributions of $12,600 to his account in First American’s tax qualified 401(k) Savings Plan, (b) company car allowance and estimated value of company-paid gas totaling $13,080, (c) company-paid club membership dues of $1,800 and (d) estimated value of personal use of company-owned residences of $3,500.

Grants of Plan-Based Awards

The following table contains information concerning awards of RSUs and performance units made to each of the named executive officers during fiscal year 2008.

Name	Grant Date	Approval Date		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Parker S. Kennedy	4/29/08	4/29/08	(1)							3,116	64,998
	3/31/08	3/20/08	(4)	—	—	1,825,000

Dennis J. Gilmore	3/4/08	2/5/08	(2)				—	22,727	—		749,991
	3/4/08	2/5/08	(3)				—	15,151	—		499,983
	3/31/08	3/20/08	(4)	—	—	1,500,000

Kenneth D. DeGiorgio	3/4/08	2/5/08	(2)					5,303			174,999
	3/4/08	2/5/08	(3)					6,818			224,994
	3/31/08	3/20/08	(4)	—	—	650,000

Max O. Valdes	3/4/08	2/5/08	(2)				—	1,212	—		39,996
	3/4/08	2/5/08	(3)				—	6,818	—		224,994
	3/31/08	3/20/08	(4)	—	—	320,000

(1)	Grants represent RSUs that convert to full-value shares of First Advantage Corporation Class A common stock, granted for service as a director of First Advantage. These awards vest over a three-year period commencing on the first anniversary date of grant. Mr. Kennedy has agreed to remit to First American any after-tax benefit he receives as a result of the award.
(2)	Grants represent the portion of the 2007 annual bonus, paid in 2008, in the form of RSUs, referred to as “Bonus” RSUs. Vesting of Bonus RSUs generally occurs at a rate of 20% per year on each anniversary of the date of grant, and would not occur unless, as was the case, the net income of First American for 2008 was at least $50 million, excluding certain extraordinary items, which are (a) asset write-downs, (b) litigation or claim judgments or settlements, (c) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results, (d) any reorganization and restructuring programs, (e) extraordinary, unusual and/or nonrecurring items of gain or loss and (f) foreign exchange gains and losses.
(3)	Grants represent Long-Term Incentive RSUs which were issued to the named executive officers for 2007 performance. Vesting of Long-Term Incentive RSUs generally occurs at a rate of 20% per year on each anniversary of the date of grant, and would not occur unless, as was the case, the net income of First American for 2008 was at least $50 million, excluding extraordinary items.

(4)	Awards represent the maximum amount payable with respect to performance units awarded under First American’s incentive compensation plan for 2008. None of the awards was payable unless, as was the case, the net income of First American for 2008 was at least $50 million, excluding extraordinary items. First American’s compensation committee had the discretion to reduce the amount of the performance units, and, for 2008, exercised this discretion by reducing the amount of performance units to the amount of the cash portion of the named executive’s annual incentive bonus and paying the cash bonus amount through the performance units. These performance units were awarded to permit First American to deduct, for tax purposes, the entire amount of bonuses paid to named executive officers. See “Compensation Discussion and Analysis—Annual Incentive Bonus.” The amounts identified in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table for 2008 are the actual amounts paid under the plan.

Outstanding Equity Awards at Fiscal Year-End

The following table shows outstanding equity awards of First American held by the following individuals as of December 31, 2008.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date (1)	Number of Shares or Units of Stock That Have Not Vested (2) (#)		Market Value of Shares or Units of Stock That Have Not Vested (3) ($)
Parker S. Kennedy	40,000		13.13	2/24/2010
	40,000		30.80	12/14/2010
	40,000		18.08	12/13/2011
	80,000		22.85	2/27/2013
	64,000	16,000	30.56	2/26/2014
	48,000	32,000	36.55	2/28/2015
	48,000	32,000	47.49	12/8/2015
					38,073	(4)	1,099,929

Dennis J. Gilmore	20,000		30.80	12/14/2010
	8,000		19.20	12/13/2011
	6,000		19.10	7/23/2012
	50,000		22.85	2/27/2013
	40,000	10,000	30.56	2/26/2014
	36,000	24,000	36.55	2/28/2015
	36,000	24,000	47.49	12/8/2015
					25,961	(4)	750,013
					38,891	(5)	1,123,561

Kenneth D. DeGiorgio	4,500		26.35	3/12/2013
	4,500		26.35	4/1/2013
	12,000	8,000	47.49	12/8/2015
					6,675	(4)	192,841
					12,443	(5)	359,478

Max O. Valdes	12,000	8,000	47.49	12/8/2015
					6,407	(4)	185,098
					8,242	(5)	238,111

(1)	The options disclosed in the table have a ten-year life. Options vest in five equal annual increments commencing on the first anniversary of the grant.

Remaining vesting dates for each grant that is not fully vested include:

Expiration Date	Remaining Vesting Dates
3/31/2016	3/31/2009, 3/31/2010, 3/31/2011
12/8/2015	12/8/2009, 12/8/2010
2/28/2015	2/28/2009, 2/28/2010
2/26/2014	2/26/2009

(2)	RSUs vest in 20% equal annual increments commencing on the first anniversary of the grant.
(3)	Represents the value of unvested RSUs based on a stock price of $28.89 as of December 31, 2008.
(4)	Remaining vesting dates include: 3/5/2009, 3/5/2010, 3/5/2011, 3/5/2012.
(5)	Remaining vesting dates include: 3/4/2009, 3/4/2010, 3/4/2011, 3/4/2012, 3/4/2013.

Option Exercises and Stock Vested

The following table sets forth information concerning value realized by each of the named executive officers upon exercise of stock options and vesting of stock during 2008.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting (#)
Parker S. Kennedy	30,000	200,315	9,270	302,573
Dennis J. Gilmore	0	0	6,321	206,317
Kenneth D. DeGiorgio	0	0	1,624	53,007
Max O. Valdes	3,000	28,668	1,559	50,886

Pension Benefits

The following table shows the actuarial present value of the accumulated retirement benefits payable upon normal retirement age to each of the individuals below, computed as of December 31, 2008. The amounts disclosed are based upon benefits provided under First American’s Pension Plan, Pension Restoration Plan and Executive Supplemental Benefit Plan.

Name	Plan Name	Number of Years Credited Service (1) (#)	Present Value of Accumulated Benefits (2)(3) ($)	Payments During Last Fiscal Year ($)
Parker S. Kennedy (4)	Pension Plan	31.7	406,522
	Pension Restoration Plan	31.7	279,578
	Executive Supplemental Benefit Plan	31.7	8,539,676

Dennis J. Gilmore	Pension Plan	15.6	77,073
	Executive Supplemental Benefit Plan	15.6	2,764,995

Kenneth D. DeGiorgio	Pension Plan	8.8	11,505
	Executive Supplemental Benefit Plan	8.8	182,657

Max O. Valdes	Pension Plan	20.0	139,768
	Pension Restoration Plan	20.0	22,384
	Executive Supplemental Benefit Plan	20.0	1,143,120

(1)	Credited years of service for both the Pension Plan and Pension Restoration Plan is the time between the participant’s deemed participation date under the plan and December 31, 2008. Credited years of service for the Executive Supplemental Benefit Plan is generally equal to credited years of service under the Pension Plan, and does not affect the benefit to the executive after minimum service requirements are met.
(2)	Pension Plan and the Pension Restoration Plan benefits accrue from hire date through age 65. The following assumptions were used for calculating present values: interest rate of 6.30%, pre- and post-retirement mortality per RP2000 mortality tables for males and females, benefit is payable as a 50% joint and survivor annuity and spouse is assumed to be three years younger than participant.

Executive Supplemental Benefit Plan eligibility requires 10 years of service and 5 years of participation in the plan with the benefit dependent on age at retirement between 55 and 62, rather than credited years of service. The following assumptions were used for calculating present values: interest rate of 6.30%, pre- and post retirement mortality per RP2000 mortality tables for males and females, benefit is payable as a 50% joint and survivor annuity and spouse is assumed to be the same age as participant.

(3)	The present values under the Executive Supplemental Benefit Plan for Mr. Kennedy were calculated using a retirement age of 60 because he was vested on November 1, 2007, the effective date of the plan amendment, and as a result is entitled to receive the higher of the benefit as calculated under the amended plan at normal retirement age (as defined in the plan) or what he would have otherwise received had he retired on October 31, 2007.
(4)	Mr. Kennedy is eligible for early retirement due to his age and meeting certain service requirements, as described further below.

(1) Pension Plan

Subject to certain conditions of age and tenure, all regular employees of First American and participating subsidiaries were eligible to join the Pension Plan until December 31, 2001. No employees have been eligible to join the Pension Plan after that date. In order to participate, during plan years ending on or prior to December 31, 1994, an employee was required to contribute 1.5 % of pay (i.e., base salary plus cash bonuses, commissions and other pay) to the plan. As a result of amendments that were adopted in 1994, during plan years commencing after December 31, 1994, an employee was not required to contribute to the plan in order to participate.

A participant generally vests in his accrued benefit attributable to First American’s contributions upon employment through “normal retirement age.” “Normal retirement age” is defined under the Pension Plan as the later of the employee’s attainment of age 65 or three years of service with First American. Upon retirement at normal retirement age, an employee receives full monthly benefits which are equal, when calculated as a life annuity: (i) for years of credited service with First American and its subsidiaries as of December 31, 1994, to 1% of the first $1,000 and 1.25 % of remaining final average pay ( i.e. , the average of the monthly “pay,” as defined above, during the five highest paid consecutive calendar years out of the last 10 years prior to retirement) times the number of years of credited service as of December 31, 1994; and (ii) for years of credited service with First American and its subsidiaries after December 31, 1994, to 0.75% of the first $1,000 and 1% of the remaining final average pay times the number of years of credited service subsequent to December 31, 1994.

Effective December 31, 2000, the Pension Plan was amended to exclude from the calculation of benefits (i) any pay earned after December 31, 2001, and (ii) any service earned after December 31, 2005. Effective December 31, 2002, the Pension Plan was amended to reduce the rate at which future benefits would accrue for participants who had not yet attained age 50 by spreading the accrual of the benefit that would have accrued during 2003 to 2005 over extended periods ranging from 5 to 20 years, depending on the participant’s age as of December 31, 2002. The Pension Plan was amended in February 2008 to eliminate benefit accruals for service after April 30, 2008.

A participant with at least three years of service with the company may elect to retire after attaining age 55, but prior to age 65, and receive reduced benefits. Benefits are reduced 1/180th for each of the first 60 months and by 1/360th for each of any additional months by which the benefit commencement date precedes the participant’s normal retirement date. Benefit payment options include various annuity options, a form of benefit that is reduced prior to the commencement of the participant’s Social Security benefits, a lump sum in the case of certain terminations prior to age 55 and upon disability.

Federal tax law limits the maximum amount of pay that may be considered in determining benefits under the Pension Plan. The limit on pay that could be recognized by tax-qualified retirement plans was $200,000 in 1989. This amount was adjusted for inflation for each year through 1993, when the limit was $235,840. In 1993, this limit was decreased to $150,000 for plan years beginning in 1994. The $150,000 limit has been adjusted for inflation and was increased to $160,000 as of January 1, 1997, and to $170,000 as of January 1, 2000. The

highest final average pay that could be considered in determining benefits accruing under the Pension Plan before 1994 is $219,224, and since the plan does not consider pay earned after December 31, 2001, the highest final average pay that can be considered in determining benefits accruing after 1993 is $164,000.

(2) Pension Restoration Plan

During 1996, First American adopted the Pension Restoration Plan. This plan is an unfunded, non-qualified plan designed to make up for the benefit accruals that are restricted by the indexed $150,000 pay limit discussed above. However, in order to limit its expense, the Pension Restoration Plan does not make up for benefit accruals on compensation exceeding $275,000. The Pension Restoration Plan also makes up for benefits that cannot be paid from First American’s Pension Plan because of limitations imposed by the federal tax laws. Vesting of benefits payable to an employee under First American’s Pension Restoration Plan occurs at the same time that vesting occurs for that employee in his or her Pension Plan benefits. The Pension Restoration Plan is effective as of January 1, 1994, but only covers selected Pension Plan participants who were participants on that date. As noted above, January 1, 1994, is the date as of which the pay limit for the Pension Plan was reduced from $235,840 to $150,000. The Pension Restoration Plan excludes pay earned after December 31, 2001, as does the Pension Plan. The Pension Restoration Plan was amended in February 2008 to eliminate benefit accruals for service after April 30, 2008.

Effective January 1, 2009, to comply with Internal Revenue Code Section 409A, payment of benefits under the Pension Restoration Plan commences the first of the month following a participant’s separation from service or six months following a participant’s separation from service if he is considered a specified employee. Also, benefit options under the Pension Restoration Plan include various actuarial equivalent annuity options. The factors for early retirement are the same as those under the Pension Plan.

(3) Executive Supplemental Benefit Plan

First American’s Executive Supplemental Benefit Plan provides retirement benefits for, and pre-retirement death benefits with respect to, certain key management personnel. The plan was originally adopted in 1985 and has been amended a number of times since then. Under the plan, as originally adopted, upon retirement at normal retirement date (the later of age 65 or completion of 10 years of service) the participant received a joint life and 50% survivor annuity benefit equal to 35% of “final average compensation.” “Final average compensation” was determined for those three calendar years out of the last 10 years of employment preceding retirement in which final average compensation is the highest. Final average compensation includes base salary and commissions, cash bonuses and stock bonuses that are granted to compensate for past services (such as Bonus RSUs, as described below).

Under the original plan, the benefit was reduced by 5% for each year prior to normal retirement date in which retirement occurs and, until age 70, increased by 5% (compounded in order to approximate the annuitized value of the benefit had retirement occurred at age 65) for each year after such date in which retirement occurs. With respect to such postponed retirement, the plan took into account covered compensation received until age 70, so that the retirement benefit of an executive who retires after normal retirement date is determined as the greater of the annuitized benefit or the benefit calculated using final average compensation until age 70.

To be eligible to receive benefits under the plan, a participant must be at least age 55, have been an employee of First American or one of its subsidiaries for at least 10 years and covered by the plan for at least five years. A pre-retirement death benefit is provided consisting of 10 annual payments, each of which equals 50% of final average compensation. Subject to applicable legal rules, First American’s board of directors can, in its discretion, pay the participant or beneficiary in an actuarial equivalent lump sum or other form of benefit. In the event of a “change-in-control” (as defined in the plan) of First American, a participant who retires after the change-in-control shall receive the same benefits as if he were retiring upon the attainment of normal retirement age.

The Executive Supplemental Benefit Plan was amended in September 2005 to provide that participants who thereafter engage in competition with First American, either during their employment with or following their departure from First American, forfeit their right to receive any vested benefits under the plan. Competition is defined to include involvement with a competing business, the misappropriation, sale, use or disclosure of First American’s trade secrets, confidential or proprietary information and solicitation of First American employees or customers.

To reduce the costs of the plan to First American, the plan was further amended in October 2007. Among other changes, this amendment (i) reduced the normal retirement date to the latest of age 62, the date on which the participant completes 10 years of service with First American and the date on which the participant was covered, in combination, by the plan or First American’s Management Supplemental Benefit Plan for five years; (ii) changed the period over which “final average compensation” is determined to the five calendar years preceding retirement; (iii) reduced the maximum benefit payable to a joint life and 50% survivor annuity benefit equal to 30% of final average compensation; (iv) eliminated any increased benefit for postponed retirement beyond the normal retirement date; and (v) provided for accelerated vesting only upon a change-in-control that is not approved by First American’s incumbent board of directors. The benefit is reduced by 5.952% for each year prior to age 62 in which retirement actually occurs. Participants who were vested as of the effective date of the amendment, November 1, 2007, are entitled to receive the higher of the benefit as calculated under the amended plan and the benefit to which the participant would have been entitled had he retired on October 31, 2007.

As of December 31, 2008, 23 active First American employees that are anticipated to become FinCo employees, including Messrs. Kennedy, Gilmore, DeGiorgio and Valdes have been selected to participate in the plan. The plan is unfunded and unsecured. First American has previously purchased insurance, of which First American is the owner and beneficiary, on the lives of certain plan participants. This insurance is designed to offset, over the life of the plan, a portion of First American’s costs incurred with respect to the plan.

Nonqualified Deferred Compensation Plan

As reflected in the following table, certain individuals anticipated to be named executive officers of FinCo have elected to participate in The First American Corporation Deferred Compensation Plan:

Name	Executive Contributions in Last FY (1) ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY (2) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE (3) ($)
Parker S. Kennedy	0	0	0	0	0
Dennis J. Gilmore	150,000	0	(281,908)	0	640,807
Kenneth D. DeGiorgio	0	0	(80,194)	0	95,092
Max O. Valdes	0	0	0	0	0

(1)	The entire amount of contributions is reported in the Summary Compensation Table in the Salary or Non-Equity Incentive Plan column for 2008.
(2)	Represents earnings or losses on participant-selected investment options. None of the amounts is reflected in the Summary Compensation Table as the return on deferred amounts are calculated in a similar manner and at a similar rate as earnings on externally managed mutual funds.
(3)	Includes amounts contributed since the plan’s inception in 1998. Contributions made by the named executive officers since 2003 are as follows: Mr. Gilmore contributed $150,000, $150,000, $150,000, $50,000 and $50,000 in 2007, 2006, 2005, 2004 and 2003, respectively; and Mr. DeGiorgio contributed $70,000 and $10,000 in 2004 and 2003, respectively.

First American’s Deferred Compensation Plan offers to a select group of management and highly compensated employees the opportunity to elect to defer portions of their base salary, commissions and cash bonuses. A committee appointed by First American’s board of directors is responsible for administering the plan.

First American maintains a deferral account for each participating employee on a fully vested basis for all deferrals. Participants can choose to have their cash benefits paid in one lump sum or in quarterly payments upon termination of employment or death. Subject to the terms and conditions of the plan, participants also may elect scheduled and nonscheduled in-service withdrawals of compensation deferred prior to January 1, 2005, and the earnings and losses attributable thereto. Withdrawals of compensation deferred after December 31, 2004, and the earnings and losses attributable thereto, must be scheduled by the participant at the time the participant elects to defer such compensation.

Participants allocate their deferrals among a variety of investment crediting options offered under the plan. The investment crediting rates are based upon the rates of return available under certain separate accounts offered through variable insurance products.

For all participants who joined the Deferred Compensation Plan prior to December 31, 2001, the plan provides a pre-retirement life insurance benefit equal to the lesser of 15 times the amount deferred in the participant’s first year of participation or $2 million. The life insurance benefit is reduced beginning at age 61 by 20% per year. Participants who join the plan after December 31, 2001 are not eligible for this insurance benefit. First American pays a portion of the cost of such life insurance benefits. The plan is unfunded and unsecured.

Potential Payments upon Termination or Change-in-Control

The following tables describe payments and other benefits that would be provided to the individuals below under the specified circumstances upon a change-in-control of First American or their termination. For further discussion, see “Employment Agreements” and “Change-in-Control Agreements” in the “Compensation Discussion and Analysis,” and see “Executive Supplemental Benefit Plan” above.

Parker S. Kennedy

			Involuntary Termination			Change-in-Control
Executive Payments and Benefits Upon Termination	Voluntary Termination (1)		For Cause	Without Cause		Without Termination		With Termination for Good Reason/ without Cause		Death		Disability
Compensation:
Severance	$0		$0	$0		$0		$9,225,000	(2)	$0		$0
Bonus	$0		$0	$0		$0		$2,400,000	(3)	$0		$0
Long-Term Incentives
- Accelerated Vesting of Stock Options (4)(5)	$0		$0	$0		$0		$0		$0		$0
- Vested Stock Options (4)(6)	$1,546,000		$0	$1,546,000		$1,546,000		$1,546,000		$1,546,000		$1,546,000
- Accelerated Vesting of RSUs (7)	$0		$0	$1,099,929		$1,099,929		$1,099,929		$1,099,929		$1,099,929
Deferred Compensation Plan	$0		$0	$0		$0		$0		$0		$0
Director Compensation from Subsidiary Organizations (8)
- FADV-Accelerated Vesting of Stock Options	$0		$0	$0		$0		$0		$0		$0
- FADV-Vested Stock Options	$0		$0	$0		$0		$0		$0		$0
- FADV-Accelerated Vesting of RSUs	$0		$0	$0		$0		$0		$0		$0

Benefits & Perquisites
Vested 401(k) Savings Plan Balance	$503,184		$503,184	$503,184		$0		$503,184		$503,184		$503,184
Vested Pension Plan	$432,601		$432,601	$432,601		$0		$432,601		$213,650	(9)	$432,601
Vested Pension Restoration Plan	$297,513		$297,513	$297,513		$0		$297,513		$146,934	(9)	$297,513
Enhanced Executive Supplemental Benefit Plan (10)	$0		$0	$0		$0	(11)	$0	(11)	$309,862	(12)	$0
Vested Executive Supplemental Benefit Plan	$8,539,678	(13)	$0	$8,539,678	(13)	$0		$8,539,678	(13)	$8,539,678		$8,539,678	(13)
Benefit Continuation (14)	$0		$0	$0		$0		$179,604		$0		$0
Accrued PTO	$75,288		$75,288	$75,288		$0		$75,288		$75,288		$75,288
280G Tax Gross-up	$0		$0	$0		$0	(15)	$4,245,460	(15)	$0		$0

Total	$11,394,264		$1,308,586	$12,494,193		$2,645,929		$28,544,257		$12,434,525		$12,494,193

(1)	Voluntary termination would qualify as early retirement under First American’s Executive Supplemental Benefit Plan. Under the plan, early retirement is defined as retirement at age 55 and satisfaction of the other vesting requirements.
(2)	Represents three times the executive’s base salary in effect immediately prior to the date of termination by First American and three times the executive’s highest annual incentive bonus during the preceding four fiscal years. In the event the executive’s employment is not terminated by First American, but the executive voluntarily terminates employment for any reason during the 30-day period following the first anniversary of the change-in-control, the executive would receive severance equal to two times the executive’s base salary in effect immediately prior to the date of termination and two times the executive’s highest annual incentive bonus during the preceding four fiscal years.
(3)	Represents the pro rata portion of the executive’s deemed annual bonus for the year of termination (the applicable agreement provides for the payment of the highest bonus over last four fiscal years). Also assumes that, while any outstanding performance units would vest in the event of a change-in-control of First American, its compensation committee would exercise its discretion to reduce the payout to zero.

(4)	Represents the intrinsic value of stock options based on First American’s closing stock price on December 31, 2008, of $28.89.
(5)	The 1996 Stock Option Plan and related agreements provide for acceleration of unvested options in the event of a change-in-control of First American, death or disability.
(6)	Options granted under the 1996 Stock Option Plan are exercisable within: 5 days of voluntary termination or termination without cause; 90 days of retirement; and one year of death or disability.
(7)	The 2006 Incentive Compensation Plan and related agreements provide for acceleration of unvested RSUs in the event of a change-in-control of First American, death, or disability. In the event of involuntary termination without cause, absent a change-in-control, unvested RSUs granted prior to 2008 and unvested “Bonus” RSUs granted in 2008 vest one year after termination.
(8)	Per First Advantage Corporation’s Incentive Compensation Plan, options and RSUs accelerate in the event of a change-in-control of First Advantage Corporation. Mr. Kennedy has agreed to remit to First American any after-tax benefit he receives as a result of accelerated vesting and therefore a zero value is shown.
(9)	Represents the lump sum present value equal to one half of accrued benefit, converted to a qualified joint and survivor form and payable to female spouse three years younger than participant at the later of participant’s current age or age 55.
(10)	“Enhanced Executive Supplemental Benefit Plan” refers to any payments which accrue to the participant in addition to his current vested benefit amount under the various scenarios for the Executive Supplemental Benefit Plan.
(11)	Upon a change-in-control of First American the executive becomes 100% vested in the benefit in the amount the executive would have been entitled to receive had he attained his normal retirement date. However, payments do not commence until employment terminates. Mr. Kennedy’s benefit at retirement as of December 31, 2008 exceeds his benefit upon a change-in-control as of the same date and therefore the benefit represented under the “With Termination for Good Reason/without Cause” column is zero.
(12)	Represents the increase of the death benefit over the vested amount, as calculated based on 10-year certain payments at a 6.30% discount rate equal to 50% of participant’s final average compensation.
(13)	Represents the present value of the benefit calculated using the following assumptions: RP-2000M mortality tables and a discount rate of 6.30%.
(14)	Represents cash payment to the executive to cover the cost of purchasing the benefits, including a gross-up payment to cover income taxes. Amount assumes the cost of health and welfare benefits of $1,564.60 per month will increase 10% in 2010.
(15)	Under the applicable agreement, if payments are subject to excise taxes First American will pay to the executive an additional “gross-up” amount so that his after-tax benefits are the same as though no excise tax had applied. The following assumptions were used to calculate payments under Internal Revenue Code Section 280G:
-	Equity valued at First American’s closing stock price on December 31, 2008, of $28.89, less option exercise prices.
-	Stock options and RSUs valued using Treasury Regulation Section 1.280G-1 Q&A 24(c).

Dennis J. Gilmore

		Involuntary Termination			Change-in-Control
Executive Payments and Benefits Upon Termination	Voluntary Termination	For Cause	Without Cause		Without Termination		With Termination for Good Reason/ without Cause		Death		Disability
Compensation:
Severance	$0	$0	$4,600,000	(1)	$0		$7,860,000	(2)	$0		$0
Bonus	$0	$0	$0		$0		$2,035,000	(3)	$0		$0
Long-Term Incentives
- Accelerated Vesting of Stock Options (4)(5)	$0	$0	$0		$0		$0		$0		$0
- Vested Stock Options (4)(6)	$438,260	$0	$438,260		$438,260		$438,260		$438,260		$438,260
- Accelerated Vesting of RS/RSUs (7)	$0	$0	$1,424,161		$1,873,574		$1,873,574		$1,873,574		$1,873,574
Deferred Compensation Plan	$640,807	$640,807	$640,807		$0		$640,807		$715,807		$640,807
Benefits & Perquisites
Vested 401(k) Savings Plan Balance	$351,267	$351,267	$351,267		$0		$351,267		$351,267		$351,267
Vested Pension Plan	$77,073	$77,073	$77,073		$0		$77,073		$44,532	(8)	$77,073
Enhanced Executive Supplemental Benefit Plan (9)	$0	$0	$0		$0	(10)	$8,855,140	(11)	$8,140,586	(12)	$3,601,063	(13)
Vested Executive Supplemental Benefit Plan	$0	$0	$0		$0		$0		$0		$0
Benefit Continuation (14)	$0	$0	$0		$0		$105,517		$0		$0
Accrued PTO	$63,000	$63,000	$63,000		$0		$63,000		$63,000		$63,000
280G Tax Gross-up	$0	$0	$0		$0	(15)	$7,757,582	(15)	$0		$0

Total	$1,570,407	$1,132,147	$7,594,569		$2,311,834		$30,057,221		$11,627,027		$7,045,045

(1)	Represents two times the executive’s base salary in effect immediately prior to the date of termination and two times the median of the executive’s last three annual incentive bonuses.
(2)

Represents three times the executive’s base salary in effect immediately prior to the date of termination by First American and three times the executive’s highest annual incentive bonus during the preceding four fiscal years. In the event the executive’s employment is not terminated by

First American, but the executive voluntarily terminates employment for any reason during the 30-day period following the first anniversary of the change-in-control, the executive would receive severance equal to two times the executive’s base salary in effect immediately prior to the date of termination and two times the executive’s highest annual incentive bonus during the preceding four fiscal years.

(3)	Represents the pro rata portion of the executive’s deemed annual bonus for the year of termination (the applicable agreement provides for the payment of the highest bonus over last four fiscal years). Also assumes that, in the event of a change-in-control of First American, its compensation committee would reduce any performance units awarded to the bonus level.
(4)	Represents the intrinsic value of stock options based on First American’s closing stock price on December 31, 2008, of $28.89.
(5)	The 1996 Stock Option Plan and related agreements provide for acceleration of unvested options in the event of a change-in-control of First American, death or disability.
(6)	Options granted under the 1996 Stock Option Plan are exercisable within: 5 days of voluntary termination or termination without cause; 90 days of retirement; and one year of death or disability.
(7)	The 2006 Incentive Compensation Plan and related agreements provide for acceleration of unvested RSUs in the event of a change-in-control of First American, death, or disability. In the event of involuntary termination without cause, absent a change-in-control, unvested RSUs granted prior to 2008 and unvested “Bonus” RSUs granted in 2008 vest one year after termination.
(8)	Represents the lump sum present value equal to one half of accrued benefit, converted to a qualified joint and survivor form and payable to female spouse three years younger than participant at the later of participant’s current age or age 55.
(9)	“Enhanced Executive Supplemental Benefit Plan” refers to any payments which accrue to the participant in addition to his current vested benefit amount under the various scenarios for the Executive Supplemental Benefit Plan.
(10)	Upon a change-in-control of First American the executive becomes 100% vested in the benefit in the amount the executive would have been entitled to receive had he attained his normal retirement date. However, payments do not commence until employment terminates.
(11)	Represents the enhanced present value of the benefit calculated using the following assumptions: RP-2000M mortality tables and a discount rate of 6.30%.
(12)	Represents the present value of 10-year certain payments at a 6.30% discount rate, equal to 50% of participant’s final average compensation.
(13)	Represents the present value of the benefit calculated using the following assumptions: RP-2000M mortality tables, a discount rate of 6.30%, and participant remains disabled until earliest retirement date at age 55.
(14)	Represents cash payment to the executive to cover the cost of purchasing the benefits, including a gross-up payment to cover income taxes. Amount assumes the cost of health and welfare benefits of $1,641.84 per month will increase 10% in 2010.
(15)	Under the applicable agreement, if payments are subject to excise taxes First American will pay to the executive an additional “gross-up” amount so that his after-tax benefits are the same as though no excise tax had applied. The following assumptions were used to calculate payments under Internal Revenue Code Section 280G:
-	Equity valued at First American’s closing stock price on December 31, 2008, of $28.89, less option exercise prices.
-	Stock options and RSUs valued using Treasury Regulation Section 1.280G-1 Q&A 24(c).
-	Calculations assume a portion of the 2008 bonus is reasonable compensation for services rendered prior to the change-in-control.

Kenneth D. DeGiorgio

		Involuntary Termination			Change-in-Control
Executive Payments and Benefits Upon Termination	Voluntary Termination	For Cause	Without Cause		Without Termination		With Termination for Good Reason/ without Cause		Death		Disability
Compensation:
Severance	$0	$0	$1,400,000	(1)	$0		$2,400,000	(2)	$0		$0
Bonus	$0	$0	$0		$0		$500,000	(3)	$0		$0
Long-Term Incentives
- Accelerated Vesting of Stock Options (4)(5)	$0	$0	$0		$0		$0		$0		$0
- Vested Stock Options (4)(6)	$22,860	$0	$22,860		$22,860		$22,860		$22,860		$22,860
- Accelerated Vesting of RS/RSUs (7)	$0	$0	$350,118		$552,319		$552,319		$552,319		$552,319
Deferred Compensation Plan	$95,092	$95,092	$95,092		$0		$95,092		$707,467		$95,092
Benefits & Perquisites
Vested 401(k) Savings Plan Balance	$196,969	$196,969	$196,969		$0		$196,969		$196,969		$196,969
Vested Pension Plan	$14,337	$14,337	$14,337		$0		$14,337		$8,294	(8)	$14,337
Enhanced Executive Supplemental Benefit Plan (9)	$0	$0	$0		$0	(10)	$2,236,734	(11)	$2,146,351	(12)	$1,212,300	(13)
Vested Executive Supplemental Benefit Plan	$0	$0	$0		$0		$0		$0		$0
Benefit Continuation (14)	$0	$0	$0		$0		$105,517		$0		$0
Accrued PTO	$30,000	$30,000	$30,000		$0		$30,000		$30,000		$30,000
280G Tax Gross-up	$0	$0	$0		$0	(15)	$2,251,502	(15)	$0		$0

Total	$359,258	$336,398	$2,109,376		$575,179		$8,405,330		$3,644,260		$2,123,877

(1)	Represents two times the executive’s base salary in effect immediately prior to the date of termination and two times the median of the executive’s last three annual incentive bonuses.
(2)	Represents three times the executive’s base salary in effect immediately prior to the date of termination by First American and three times the executive’s highest annual incentive bonus during the preceding four fiscal years. In the event the executive’s employment is not terminated by First American, but the executive voluntarily terminates employment for any reason during the 30-day period following the first anniversary of the change-in-control, the executive would receive severance equal to two times the executive’s base salary in effect immediately prior to the date of termination and two times the executive’s highest annual incentive bonus during the preceding four fiscal years.
(3)	Represents the pro rata portion of the executive’s deemed annual bonus for the year of termination (the applicable agreement provides for the payment of the highest bonus over last four fiscal years). Also assumes that, in the event of a change-in-control of First American, its compensation committee would reduce any performance units awarded to the bonus level.
(4)	Represents the intrinsic value of stock options based on First American’s closing stock price on December 31, 2008, of $28.89.
(5)	The 1996 Stock Option Plan and related agreements provide for acceleration of unvested options in the event of a change-in-control of First American, death or disability.
(6)	Options granted under the 1996 Stock Option Plan are exercisable within: 5 days of voluntary termination or termination without cause; 90 days of retirement; and one year of death or disability.
(7)	The 2006 Incentive Compensation Plan and related agreements provide for acceleration of unvested RSUs in the event of a change-in-control of First American, death, or disability. In the event of involuntary termination without cause, absent a change-in-control, unvested RSUs granted prior to 2008 and unvested “Bonus” RSUs granted in 2008 vest one year after termination.
(8)	Represents the lump sum present value equal to one half of accrued benefit, converted to a qualified joint and survivor form and payable to female spouse three years younger than participant at the later of participant’s current age or age 55.
(9)	“Enhanced Executive Supplemental Benefit Plan” refers to any payments which accrue to the participant in addition to his current vested benefit amount under the various scenarios for the Executive Supplemental Benefit Plan.
(10)	Upon a change-in-control of First American the executive becomes 100% vested in the benefit in the amount the executive would have been entitled to receive had he attained his normal retirement date. However, payments do not commence until employment terminates.
(11)	Represents the enhanced present value of the benefit calculated using the following assumptions: RP-2000M mortality tables and a discount rate of 6.30%.
(12)	Represents the present value of 10-year certain payments at a 6.30% discount rate, equal to 50% of participant’s final average compensation.
(13)	Represents the present value of the benefit calculated using the following assumptions: RP-2000M mortality tables, a discount rate of 6.30%, and participant remains disabled until earliest retirement date at age 55.
(14)	Represents cash payment to the executive to cover the cost of purchasing the benefits, including a gross-up payment to cover income taxes. Amount assumes the cost of health and welfare benefits of $1,681.05 per month will increase 10% in 2010.
(15)	Under the applicable agreement, if payments are subject to excise taxes First American will pay to the executive an additional “gross-up” amount so that his after-tax benefits are the same as though no excise tax had applied. The following assumptions were used to calculate payments under Internal Revenue Code Section 280G:
-	Equity valued at First American’s closing stock price on December 31, 2008, of $28.89, less option exercise prices.
-	Stock options and RSUs valued using Treasury Regulation Section 1.280G-1 Q&A 24(c).
-	Calculations assume a portion of the 2008 bonus is reasonable compensation for services rendered prior to the change-in-control.

Max O. Valdes

		Involuntary Termination			Change-in-Control
Executive Payments and Benefits Upon Termination	Voluntary Termination	For Cause	Without Cause		Without Termination		With Termination for Good Reason/ without Cause		Death		Disability
Compensation:
Severance	$0	$0	$1,250,000	(1)	$0		$2,100,000	(2)	$0		$0
Bonus	$0	$0	0		$0		$400,000	(3)	$0		$0
Long-Term Incentives
- Accelerated Vesting of Stock Options (4)(5)	$0	$0	0		$0		$0		$0		$0
- Vested Stock Options (4)(6)	$0	$0	0		$0		$0		$0		$0
- Accelerated Vesting of RSUs (7)	$0	$0	221,009		$423,210		$423,210		$423,210		$423,210
Deferred Compensation Plan	$0	$0	0		$0		$0		$0		$0
Benefits & Perquisites
Vested 401(k) Savings Plan Balance	$363,838	$363,838	363,838		$0		$363,838		$363,838		$363,838
Vested Pension Plan	$139,768	$139,768	139,768		$0		$139,768		$83,553	(8)	$139,768
Vested Pension Restoration Plan	$22,384	$22,384	22,384		$0		$22,384		$13,381	(8)	$22,384
Enhanced Executive Supplemental Benefit Plan (9)	$0	$0	$1,288,675	(10)	$0	(11)	$2,236,734	(12)	$2,146,351	(13)	$1,212,300	(14)
Vested Executive Supplemental Benefit Plan	$0	$0	0		$0		$0		$0		$0
Benefit Continuation (15)	$0	$0	0		$0		$123,718		$0		$0
Accrued PTO	$35,769	$35,769	35,769		$0		$35,769		$35,769		$35,769
280G Tax Gross-up	$0	$0	0		$0	(16)	$1,599,428	(16)	$0		$0

Total	$561,759	$561,759	$3,321,443		$423,210		$7,444,848		$3,066,102		$2,197,269

(1)	Represents two times the executive’s base salary in effect immediately prior to the date of termination and two times the median of the executive’s last three annual incentive bonuses.
(2)	Represents three times the executive’s base salary in effect immediately prior to the date of termination by First American and three times the executive’s highest annual incentive bonus during the preceding four fiscal years. In the event the executive’s employment is not terminated by First American, but the executive voluntarily terminates employment for any reason during the 30-day period following the first anniversary of the change-in-control, the executive would receive severance equal to two times the executive’s base salary in effect immediately prior to the date of termination and two times the executive’s highest annual incentive bonus during the preceding four fiscal years.
(3)	Represents the pro rata portion of the executive’s deemed annual bonus for the year of termination (the applicable agreement provides for the payment of the highest bonus over last four fiscal years). Also assumes that, in the event of a change-in-control of First American, its compensation committee would reduce any performance units awarded to the bonus level.
(4)	Represents the intrinsic value of stock options based on First American’s closing stock price on December 31, 2008, of $28.89.
(5)	The 1996 Stock Option Plan and related agreements provide for acceleration of unvested options in the event of a change-in-control of First American, death or disability.
(6)	Options granted under the 1996 Stock Option Plan are exercisable within: 5 days of voluntary termination or termination without cause; 90 days of retirement; and one year of death or disability.
(7)	The 2006 Incentive Compensation Plan and related agreements provide for acceleration of unvested RSUs in the event of a change-in-control of First American, death, or disability. In the event of involuntary termination without cause, absent a change-in-control, unvested RSUs granted prior to 2008 and unvested “Bonus” RSUs granted in 2008 vest one year after termination.
(8)	Represents the lump sum present value equal to one half of accrued benefit, converted to a qualified joint and survivor form and payable to female spouse three years younger than participant at the later of participant’s current age or age 55.
(9)	“Enhanced Executive Supplemental Benefit Plan” refers to any payments which accrue to the participant in addition to his current vested benefit amount under the various scenarios for the Executive Supplemental Benefit Plan.
(10)	Upon involuntary termination, executive becomes 100% vested in the benefit he would have received had he reached his early retirement age. However, payment of benefit will not commence until executive reaches early retirement age.
(11)	Upon a change-in-control of First American the executive becomes 100% vested in the benefit in the amount the executive would have been entitled to receive had he attained his normal retirement date. However, payments do not commence until employment terminates.
(12)	Represents the enhanced present value of the benefit calculated using the following assumptions: RP-2000M mortality tables and a discount rate of 6.30%.
(13)	Represents the present value of 10-year certain payments at a 6.30% discount rate, equal to 50% of participant’s final average compensation.
(14)	Represents the present value of the benefit calculated using the following assumptions: RP-2000M mortality tables, a discount rate of 6.30%, and participant remains disabled until earliest retirement date at age 55.

(15)	Represents cash payment to the executive to cover the cost of purchasing the benefits, including a gross-up payment to cover income taxes. Amount assumes the cost of health and welfare benefits of $1,786.15 per month will increase 10% in 2010.
(16)	Under the applicable agreement, if payments are subject to excise taxes First American will pay to the executive an additional “gross-up” amount so that his after-tax benefits are the same as though no excise tax had applied. The following assumptions were used to calculate payments under Internal Revenue Code Section 280G:
-	Equity valued at First American’s closing stock price on December 31, 2008, of $28.89, less option exercise prices.
-	Stock options and RSUs valued using Treasury Regulation Section 1.280G-1 Q&A 24(c).
-	Calculations assume a portion of the 2008 bonus is reasonable compensation for services rendered prior to the change-in-control.

The following “Compensation Discussion and Analysis” section discusses the compensation of First American’s named executive officers for 2008 that are expected to become named executive officers of FinCo, namely Messrs. Kennedy, Gilmore and Valdes. Messrs. Piszel and DeGiorgio, who are expected to become named executive officers of FinCo, were not named executive officers of First American with respect to 2008. Following the spin-off, FinCo’s compensation committee will determine the compensation of its named executive officers. The perspectives and philosophies of FinCo’s compensation committee may differ from those discussed herein.

Compensation Discussion and Analysis

I.	First American’s Compensation Philosophy & Objectives

First American’s annual executive officer compensation program, which has been endorsed by the Compensation Committee of the First American’s board of directors (the “Committee”), is designed to enhance shareholder value by providing that a large part of executive officer compensation be related to First American’s overall performance, the performance of the business unit or function for which the executive officer is responsible, and a subjective analysis of the contribution of each individual executive officer to First American. First American’s policy is further designed to develop and administer programs that will:

•	attract and retain key executives critical to First American’s long-term vision and success;

•	provide compensation levels that are competitive with others in First American’s peer group, as that peer group is identified by the Committee from time to time;

•	motivate executive officers to enhance long-term shareholder value; and

•	encourage the identification and implementation of best business practices.

II.	Role of the Compensation Committee

A.	General

The Committee is comprised of independent members of First American’s board of directors and during most of 2008 had seven members. The Committee reviews and approves the base salaries of the executive officers of First American and their annual incentive bonus programs, other incentive plans and executive benefit plans. It also reviews and makes recommendations to the board of directors regarding director compensation. The Committee, in consultation with the compensation consultants that it retains, analyzes the reasonableness of the compensation paid to the executive officers. In discharging its functions, and as described in more detail below, the Committee reviews compensation data from comparable companies and from relevant surveys, which it utilizes to assess the reasonableness of compensation for First American’s executive officers.

The Committee’s function is more fully described in its charter which has been approved by First American’s board of directors. The charter is available in the corporate governance section of First American’s Web site at www.firstam.com.

The Committee meets with the chief executive officer to discuss his own compensation package, but ultimately decisions regarding his package are made solely based upon the Committee’s deliberations with input from its compensation consultant. Decisions regarding other executive officers are made by the Committee after considering recommendations from the chief executive officer and certain other executive officers, as appropriate, as well as input from its compensation consultants.

First American’s chief executive officer and, as appropriate, its general counsel and chief financial officer, may attend the portion of the Committee’s meetings where individual executive officer performance is discussed. Only Committee members are allowed to vote on decisions regarding executive officer compensation.

B.	Interaction with Compensation Consultants

In making its determinations with respect to executive officer compensation, the Committee engages the services of a compensation consultant. The Committee has retained the services of a compensation consultant to assist with its review of the compensation package of the chief executive officer and other executive officers. In addition, the compensation consultant has assisted the Committee with related projects, such as evaluating non-employee director pay levels, advice with respect to the design of executive compensation programs, review of annual management incentive bonus plans, preparation of First American’s compensation-related disclosures and related tasks.

The Committee retains the compensation consultant directly, although in carrying out assignments, the compensation consultant also interacts with First American management to the extent necessary and appropriate.

III.	Compensation Structure

A.	Pay Elements—Overview

First American utilizes three main components of compensation:

•	Base Salary: fixed pay that takes into account an individual’s role and responsibilities, experience, expertise and individual performance;

•

Annual Incentive Bonus: variable pay that is designed to reward executive officers primarily based on company performance and/or the performance of the business unit or function for which the executive officer is responsible. The annual incentive bonus may be paid in cash, equity or a combination thereof;

•	Long-Term Incentives: stock-based awards, which currently consist solely of RSUs. RSUs also may be awarded as a component of the annual incentive bonus.

B.	Pay Elements—Details

(1) Base Salary

The Committee sets base salaries for executive officers based on the individual’s position within First American and his current and sustained performance results. The Committee reviews executive officer base salaries each year and makes any adjustments it deems necessary based on, among other factors, the overall performance of First American, new roles and/or responsibilities assumed by the executive officer, the performance of the executive officer’s business unit or area of responsibility, the executive officer’s significant impact on strategic goals, the executive officer’s length of service with First American and the executive officer’s base salary relative to the base salaries of similar individuals in peer companies. The Committee gives no specific weighting to any one factor in setting the level of base salary, and the process ultimately relies on the subjective exercise of the Committee’s judgment. Although base salaries generally are targeted at market median or below, based on First American’s peer group and relevant compensation survey data (discussed further below), the Committee also takes into account the factors described above, as well as the executive officer’s potential as a key contributor and amounts that may be required to recruit new executive officers.

Other than in the case of new hires, the Committee generally determines base salaries for executive officers around the end of each calendar year. As described in “Employment Agreements” below, all of the named executive officers, other than Mr. Kennedy, have employment agreements that specify their base salaries. These agreements provide for a right to a minimum base salary equal to the amounts listed below under “Reduced 2008 Base Salary,” which amount may be increased at the discretion of the Committee.

With respect to 2008 base salaries, management and the Committee initially concluded that, in light of the difficult economic conditions faced by First American in 2007 and the equally uncertain economy in 2008, it was most appropriate to make no adjustments to base salaries for the named executive officers. Subsequently, the Committee imposed a general freeze on certain salaries, which freeze covered the named executive officers. Messrs. Kennedy and Gilmore also requested that their base salaries be reduced by ten percent from the levels originally determined by the Committee as part of First American’s expense reduction initiative. The requested reductions were approved by the Committee on March 5, 2008, effective April 1, 2008. The 2007 base salaries, original 2008 base salaries and reduced 2008 base salaries for FinCo’s named executive officers that were also First American named executive officers with respect to 2008 are as follows:

Individual	2007 base salary	Original 2008 base salary	Reduced 2008 base salary
P.S. Kennedy	$750,000	$750,000	$675,000
D.J. Gilmore	$650,000	$650,000	$585,000
M.O. Valdes	$300,000	$300,000	$300,000

On March 12, 2009, the Committee evaluated 2009 base salaries for the executive officers. Taking into account the continuing uncertain conditions in the economy as well as certain of the other factors described above, the Committee determined that base salaries would remain at their 2008 levels for the named executive officers with the exception of Mr. Valdes, whose base salary the Committee increased to $350,000 in recognition of the unique perspective and talents he brings to First American after having served as its interim chief financial officer. On October 6, 2009, the Committee reinstated Mr. Gilmore’s base salary to $650,000.

(2) Annual Incentive Bonus

First American and the Committee consider the annual incentive bonus to be a critical component of the executive officer compensation program. In recent years the annual incentive bonus has accounted for the majority of the compensation paid to the named executive officers. This emphasis on annual incentive bonuses, as opposed to long-term incentive compensation, reflects the view that key components of First American’s business operations are cyclical in nature. As described further below, First American pays a significant portion of the annual incentive bonus in RSUs that vest over five years, which the Committee believes focuses executive officers on enhancing long-term shareholder value. Accordingly, First American believes that an incentive structure tied to annual performance is a more effective means of motivating and rewarding executive officers to enhance long-term shareholder value.

Prior to 2008 the Committee structured the annual incentive bonus program to take into account company-wide and business unit performance and a subjective evaluation of individual performance. During 2008 the Committee extensively reviewed the prior methodology and determined that a more objective annual incentive bonus program, based on measurable performance against financial targets, should be implemented because it would increase the focus of executive officers on key drivers of shareholder value and would put First American’s compensation practices more in line with current executive compensation trends. On July 29, 2008, in implementation of this concept, the Committee established target bonus awards for each of the named executive officers. The percentage of the target bonus to be earned by each officer would be determined by measuring performance against pre-established metrics. The financial targets varied, depending on whether the officer’s responsibilities extended throughout First American or were limited to one of First American’s two operating units, the Financial Services Group (“FSG”) and the Information Solutions Group (“ISG”):

Mr. Gilmore—Chief Executive Officer of the FSG. For Mr. Gilmore, half of his annual incentive bonus was determined by adjusting 50% of his target annual incentive bonus based on the title insurance segment’s pretax margins for 2008, as follows: if the segment’s pretax margins were less than 1%, then Mr. Gilmore would receive 0% of this portion of the target bonus amount; if pretax margins were between 1% and 2%, then Mr. Gilmore would receive between 25% and 50% of such amount, on a sliding scale; if pretax margins were between 2% and 3%, then Mr. Gilmore would receive between 50% and 100% of such amount; if pretax margins were between 3% and 4%, then Mr. Gilmore would receive between 100% and 150% of such amount; and if pretax margins were 4% or greater, then Mr. Gilmore would receive 150% of such amount.

The remaining half of Mr. Gilmore’s annual incentive bonus was determined by adjusting the remaining 50% of his target annual incentive bonus based on the extent to which the title insurance segment reduces the gap between its pretax margins and the pretax margins of its leading competitors (as determined by the Committee), as follows: if the gap was reduced by 25% or less, then Mr. Gilmore would receive 50% of this portion of the target bonus amount; if the gap was reduced by between 25% and 50%, then Mr. Gilmore would receive between 50% and 100% of such amount, on a sliding scale; if the gap was reduced by between 50% and 75%, then Mr. Gilmore would receive between 100% and 150% of such amount; and if the gap was reduced by 75% or more, then Mr. Gilmore would receive 150% of such amount.

Mr. Kennedy—Chairman of the Board and Chief Executive Officer and Mr. Valdes—Senior Vice President and Chief Accounting Officer. Messrs. Kennedy’s and Valdes’ annual incentive bonuses were determined by multiplying their target annual incentive bonuses by the average percentage of bonus achieved by Mr. Gilmore and the chief executive officer of the ISG. The ISG chief executive officer’s annual incentive bonus was determined by multiplying the annual incentive target bonus by 150% of the weighted year over year (2008 over 2007) percentage change in the ISG’s specified financial measurements, as defined and adjusted by the Committee. Those measurements were (i) earnings before interest, taxes depreciation and amortization (EBITDA) margin (35% weight), (ii) EBITDA (20% weight), (iii) revenue (15% weight), and (iv) free cash flow (30% weight). For 2008, the ISG chief executive officer achieved 85.8% of his target annual incentive bonus, which reflects 150% of the weighted average negative growth percentage of -9.47% for the ISG with respect to the four metrics described above.

The following table illustrates the computation of the 2008 annual incentive bonuses and the amount paid in cash and RSUs to each named executive officer of First American that is expected to be a named executive officer of FinCo. As indicated in the table, Mr. Kennedy was entitled to receive an annual incentive bonus of $1,849,143, however, Mr. Kennedy asked that the Committee not award him a bonus. Because the cash portion of the annual incentive bonuses are paid through the conversion of performance units, as described further below, the amounts in the table below are reflected in the Summary Compensation Table under the column entitled “Non-Equity Incentive Plan Compensation.”

Executive	2008 Target Annual Incentive Bonus	2008 Metric Result	2008 Annual Incentive Bonus Amount (1)	2008 Actual Bonus				2007 Actual Bonus
				Cash		RSUs		Cash		RSUs
P.S. Kennedy	$2,300,000	80.4%	$1,849,143	$0	(2)	$0	(2)	$0	(3)	$0	(3)
D.J. Gilmore	$1,790,000	75.0%	$1,342,500	$805,500		$537,000		$750,000		$750,000
M.O. Valdes	$550,000	80.4%	$442,189	$309,532		$132,657		$160,000		$40,000

(1)	Product of 2008 Target Annual Incentive Bonus and 2008 Metric Result not precise due to rounding.
(2)	Though entitled to receive a bonus of $1,849,143, Mr. Kennedy requested that the Committee not award him a bonus.
(3)	Mr. Kennedy requested that he not receive a bonus for 2007.

With respect to the percentages reflected in the column entitled “2008 Metric Result” in the table immediately above, the amount for Mr. Gilmore reflects the failure of the title insurance segment to reach a pre-tax margin for 2008 of at least 1%, resulting in no payout for that portion of the bonus, and the success of the title insurance segment in closing more than 75% of the gap between it and its leading competitors, resulting in a payout of 150% with respect to that portion of the annual incentive bonus.

In the recent years prior to 2006, First American generally paid annual incentive bonuses entirely in cash. Starting in 2006 the Committee concluded that the alignment of executive officer efforts with long-term increases in shareholder value would be advanced by paying a portion of the annual bonus in the form of RSUs. Because these RSUs vest over a five-year period, this practice also discourages executive officers from taking excessive risks for short term gains. RSUs granted as part of the annual incentive bonus program will sometimes be referred to as “Bonus RSUs” for purposes of clarity. Pursuant to schedules previously approved by the Committee, for 2008 (1) 40% of Mr. Gilmore’s bonus was paid in RSUs, and (2) 30% of Mr. Valdes’ bonus was paid in RSUs.

RSUs are denominated in units of First American’s common shares. In accordance with First American policy, the number of units granted to a named executive officer was determined by dividing the dollar amount of the annual incentive bonus that the Committee determines to be paid in RSUs by the closing price of First American’s stock on March 4, 2009, the second day on which the New York Stock Exchange was open for trading following the filing of First American’s Annual Report on Form 10-K. First American’s common shares are not actually issued to the participant on the grant date. Instead, when an RSU vests, the participant is entitled to receive shares of common stock. Dividends paid on First American’s common shares are treated as if they were paid at the same time with respect to the RSUs and immediately reinvested in additional RSUs which are subject to the same restrictions as the underlying RSUs.

As a general rule (which rule applies to the Bonus RSUs issued in 2008 in partial payment of the annual incentive bonuses earned for 2007 and the Bonus RSUs issued in 2009 in partial payment of the annual incentive bonuses for 2008), Bonus RSUs vest at a rate of 20% on each anniversary of the date of grant. Vesting accelerates in certain circumstances, including upon the death or disability of the recipient and upon the one year anniversary of the early retirement or normal retirement of the recipient or the date on which the recipient is terminated without cause. Early retirement means the termination of the recipient’s employment, other than for cause, after having reached age 55 and 10 years of service. Normal retirement means the termination of the recipient’s employment, other than for cause, after having reached age 62, irrespective of the number of years of service. It is a condition of early vesting in the event of disability, termination without cause or retirement that the recipient sign a separation agreement in a form satisfactory to First American. An RSU holder has none of the rights of a shareholder unless and until shares are actually delivered to the holder.

The Bonus RSUs issued in 2008 (for 2007 performance) and 2009 (for 2008 performance) to First American’s named executive officers provide that, except in the case of death, disability or certain changes-in-control, none of the Bonus RSUs shall vest unless the net income of First American for the year of issuance is at least $50 million, excluding (a) asset write-downs, (b) litigation or claim judgments or settlements, (c) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results, (d) any reorganization and restructuring programs, (e) extraordinary, unusual and/or nonrecurring items of gain or loss and (f) foreign exchange gains and losses (“Extraordinary Items”). The Committee decided to place such a condition on the vesting of Bonus RSUs so that they could be deducted by First American for tax purposes under Section 162(m) of the Internal Revenue Code.

In 2008 the Committee established a performance unit arrangement for named executive officers designed to permit First American to deduct for tax purposes under Section 162(m) the entire amount of the cash portion of the annual incentive bonus awarded for 2008 performance. On February 26, 2008, First American issued to each of the executive officers performance units with a cash value equal to twice the cash bonus that the individual received for 2007 performance, with the exception of Mr. Kennedy, who received $1,825,000 in performance units. These performance units, which were issued under First American’s 2006 Incentive Compensation Plan, provided that they would not convert into cash unless the net income of First American for 2008 was at least $50 million, excluding Extraordinary Items. The award agreements gave the Committee complete discretion to reduce the performance units to any lesser amount and the Committee did elect to make such reductions. The Committee determined that the net income target with respect to these performance units was met for 2008, with the result that the named executive officers (other than Mr. Kennedy) ultimately received performance units for 2008, which the Committee subsequently converted into cash in the amount shown in the preceding table in the column labeled “2008 Actual Bonuses—Cash”.

For 2009, the Committee again established a performance arrangement for executive officers, also designed to allow First American to deduct for tax purposes under Section 162(m) the entire amount of the cash portion of the annual incentive bonuses that will be paid to its named executive officers in 2010 for 2009 performance. On March 12, 2009, the Committee granted to each of the named executive officers performance units with a cash value equal to twice the expected cash portion of the 2009 target annual incentive bonus (except for Mr. Valdes, who was granted 552,000 performance units). These performance units, which were issued under First American’s 2006 Incentive Compensation Plan, provided that they would not be payable unless the net income of First American for 2009 was at least $50 million, excluding Extraordinary Items. As in 2008, the award agreements give the Committee complete discretion to reduce the actual amount of bonus payable to any lesser amount. The Committee expects to make such a reduction when it determines actual 2009 annual incentive bonus amounts.

On March 12, 2009, the Committee established target annual incentive bonus amounts for 2009 (which it modified, with respect to Mr. Valdes, on March 24, 2009). After taking into account the continuing economic uncertainties of the economy and comparative compensation data presented by the compensation consultant, the Committee determined that it was appropriate to reduce target annual incentive bonus amounts as follows:

Named Executive Officer	2009 Target Annual Incentive Bonus	2008 Target Annual Incentive Bonus
P.S. Kennedy	$2,075,000	$2,300,000
D. J. Gilmore	$1,690,000	$1,790,000
M.O. Valdes	$500,000	$550,000

In the case of Bonus RSUs issued in 2008 in connection with the 2007 annual incentive bonuses, it should be noted that as required by applicable rules these Bonus RSU grants were not reflected in First American’s 2007 Summary Compensation table, the Grants of Plan-Based Awards table, or the Outstanding Equity Awards at Fiscal Year End table, but are reported in the corresponding tables contained herein. Similarly, in the case of the Bonus RSUs issued in 2009 in connection with the 2008 annual incentive bonuses, these Bonus RSU grants are not shown in the Summary Compensation table, the Grants of Plan-Based Awards table or the Outstanding Equity Awards at Fiscal Year End table contained herein. As required by applicable rules, these tables only show equity awards issued in 2008.

(3) Long-Term Incentives

Historically, First American provided named executive officers with long-term incentive compensation through the issuance of stock options. In 2006, the Committee determined that RSUs provided a superior means of aligning the interests of named executive officers with those of its long-term shareholders. In making this determination, the Committee considered, among other factors, the significant accounting charges that result from stock option issuances and, in light of the cyclical nature of some of First American’s core businesses, the tendency for some executive officers to assign a value to stock options that is lower than the actual accounting expense for those options. The practice of awarding RSUs as long-term incentive compensation continued in 2008 and 2009. RSUs issued as part of First American’s long-term incentive program will sometimes be referred to as “Long-Term Incentive RSUs,” to distinguish them from the previously described Bonus RSUs awarded to the named executive officers as a portion of their annual incentive bonus.

The Long-Term Incentive RSUs awarded by the Committee in 2007 in connection with performance in 2006 generally had a value equal to the base salary of the named executive officers. With respect to Long-Term Incentive RSUs issued in 2008 in connection with performance in 2007, as a result of the decline in the performance of First American, Mr. Kennedy recommended, and the Committee agreed, that the Long-Term Incentive RSU grants to named executive officers should be reduced. Though the Committee believed that Mr. Kennedy should have received a Long-Term Incentive RSU grant in 2008, Mr. Kennedy requested that he not receive a grant; to which request the Committee agreed. Among other reasons, Mr. Kennedy requested the elimination of his grant, and the Committee accepted this request, because his refusal resulted in an overall decline in the amount of Long-Term Incentive RSUs issued to executive officers by approximately 40 percent.

With respect to the Long-Term Incentive RSUs issued in 2009 in connection with performance in 2008, on July 29, 2008, based on an analysis of long-term incentive awards made by comparable companies and the recommendations of its compensation consultant, the Committee established a schedule of the maximum amount of Long-Term Incentive RSUs that could be potentially awarded to each of the named executive officers. The Committee determined that the amount of Long-Term Incentive RSUs to be awarded for 2008 would be based on its and Mr. Kennedy’s subjective evaluation of each named executive officer’s performance and on the overall performance of First American. Based on this evaluation, the Committee on March 3, 2009, approved of the granting of the Long-Term Incentive RSUs set forth in the column entitled “Long-Term Incentive RSUs Granted in 2009” in the following table. In light of First American’s performance in 2008, Mr. Kennedy requested that he not receive a Long-Term Incentive RSU grant. The Committee assented to this request.

The terms and conditions of Long-Term Incentive RSUs are identical to the Bonus RSUs issued to the named executive officer except that vesting does not accelerate upon early retirement or termination without cause and their value is not included in determining the amount of the benefit under First American’s Executive Supplemental Benefit Plan (“SERP”).

The approximate dollar values of the Long-Term Incentive RSUs issued to each of the First American named executive officers that are expected to become FinCo executive officers, and, for awards made in 2009, the maximum potential value of the awards, are described in the following table:

Executive	Long-Term Incentive RSUs Granted in 2007 (1)	Long-Term Incentive RSUs Granted in 2008 (1)	Maximum Potential 2009 Long- Term Incentive RSUs	Long-Term Incentive RSUs Granted in 2009 (1)
P.S. Kennedy	$750,000	$0	$850,000	$0
D.J. Gilmore	$600,000	$500,000	$850,000	$342,000
M.O. Valdes	$300,000	$225,000	$175,000	$100,000

(1)	The actual dollar value of the RSUs may differ slightly from these dollar amounts in the table due to rounding. Pursuant to First American policy, the Long-Term Incentive RSUs (1) granted in 2007 were issued on March 5, 2007, (2) granted in 2008 were issued on March 4, 2008 and (3) granted in 2009 were issued on March 4, 2009, in each case the second day on which the New York Stock Exchange was open for trading following the filing of First American’s Annual Report on Form 10-K for the applicable year.

As indicated above with respect to Bonus RSUs, it should be noted that as required by applicable rules, Long-Term Incentive RSUs granted in 2009 in connection with 2008 performance are not reflected in the Summary Compensation table, the Grants of Plan-Based Awards table, or the Outstanding Equity Awards at Fiscal Year End table contained herein. Those tables reflect Long-Term Incentive RSUs granted in 2008 in connection with 2007 performance.

On March 12, 2009 the Committee determined the maximum amount of Long-Term Incentive RSUs that it may award to named executive officers in 2010 in connection with 2009 performance. Given that the Committee retains the complete discretion to determine the amount of the final award, the Committee determined that the maximum amount of such awards should remain at the level established for 2009.

Summary of Compensation Paid for 2008. The following table summarizes the total compensation paid to each First American named executive officer that is expected to be a FinCo named executive officer for performance in 2008, including the total base salary paid in 2008, the annual incentive bonus paid in 2009 for 2008 performance and long-term incentive RSUs granted in 2009 in connection with 2008 performance:

Executive	Base Salary	Total Annual Incentive Bonus		Long-Term Incentive RSUs	Total
		Cash	RSUs
P.S. Kennedy	$693,750	$0	$0	$0	$693,750
D.J. Gilmore	$601,250	$805,500	$537,000	$342,000	$2,285,750
M.O. Valdes	$300,000	$309,532	$132,657	$100,000	$842,189

This table is presented to represent the Committee’s perspective on compensation for the named individuals for 2008. This table, however, differs substantially from the information provided with respect to the individuals listed in the Summary Compensation Table presented above. In particular, though this table reflects the dollar value of equity compensation granted for 2008 (in each case actually granted in 2009); applicable rules require that the Summary Compensation Table reflect equity compensation expense recognized in each represented year for financial statement reporting purposes, which includes expense from equity awards made in prior years.

(4) Other Executive Officer Benefits, including Perquisites and Retirement Benefits

Executive officers are entitled to employee benefits generally available to all full-time employees (subject to fulfilling any minimum service requirement). This would include elements such as the vacation and health and welfare benefits generally available to all employees. In designing these elements First American seeks to provide an overall level of benefits that are competitive with those offered by similar companies in the markets in which First American operates.

In addition, certain perquisites have historically been made available to named executive officers. First American, however, in 2007 determined to discontinue significant perquisites for executive officers, including country club memberships and car allowances. Further details regarding perquisites are found in the Summary Compensation table and accompanying footnotes.

Named executive officers may participate in several benefit plans that provide benefits upon retirement. Such retirement benefits include: The First American Corporation 401(k) Savings Plan, The First American Corporation Pension Plan, The First American Corporation Pension Restoration Plan, the SERP and The First American Corporation Deferred Compensation Plan. The first two plans are generally available to employees (except that the Pension Plan is limited to individuals who became participants before 2002 and the Restoration Plan is limited to individuals who became participants before 1995), while the remaining three plans are limited to a select group of management. The First American Corporation 401(k) Savings Plan is a tax-qualified profit-sharing plan, which authorizes employer matching contributions based on the amount of employee pre-tax contributions and a schedule that ties the amount of matching contributions to First American’s profitability. Because First American did not meet required levels of profitability in 2008, First American did not match employee contributions made in 2008. Further explanation of the other four plans can be found in connection with the Pension Benefits and Deferred Compensation tables in the “Executive Compensation” section. First American believes that these plans provide a valuable recruiting and retention mechanism for its executive officers and enable First American to compete more successfully for qualified executive talent.

In addition, in 2008 First Advantage Corporation, First American’s publicly traded subsidiary, issued Mr. Kennedy 3,116 RSUs with respect to shares of First Advantage’s Class A common stock as compensation for his service on its board of directors. Mr. Kennedy has agreed to remit to First American any after-tax benefit he receives in connection with the vesting of these RSUs.

C.	Pay Mix

The Committee utilizes the particular elements of compensation described above because it believes that they represent a well-proportioned mix of stock-based compensation, retention value and at-risk compensation which produces short-term and long-term performance incentives and rewards. By following this portfolio approach, the Committee endeavors to provide the named executive officer with a measure of security with respect to the minimum level of compensation he is entitled to receive, while motivating the named executive officer to focus on the business metrics that will produce a high level of performance for First American with corresponding increases in shareholder value and long-term wealth creation for the executive officer, as well as reducing the risk of loss of top executive talent to competitors.

For executive officers, the mix of compensation is weighted heavily toward at-risk pay and, in particular, the annual incentive bonus. With respect to the named executive officers, base pay in 2008 comprised less than 33% of the value of their total compensation opportunities (as measured by 2008 base pay plus the annual incentive bonus and long-term incentive RSUs awarded in 2008). This pay mix is consistent with the overall philosophy of maintaining a pay mix that results fundamentally in a pay-for-performance orientation for First American’s executive officers.

D.	Pay Levels and Benchmarking

Overall compensation levels for named executive officers are determined based on a number of factors, including each individual’s roles and responsibilities within First American, each individual’s experience and expertise, the compensation levels for peers within First American, compensation levels in the marketplace for similar positions and performance of the individual and First American as a whole. In determining these compensation levels, the Committee considers all forms of compensation and benefits.

In order to determine competitive compensation practices, the Committee relies upon compensation surveys provided by its independent compensation consultant. The Committee principally relies upon surveys of compensation practices of comparable companies, including general survey data and data developed from public filings by selected companies that it considers appropriate comparators for the purposes of developing executive compensation benchmarks. The selection of comparator companies is continually reviewed by the Committee.

First American and the Committee have worked with its compensation consultant to develop a list of comparator companies for the purpose of benchmarking executive compensation. Numerous factors went into the selection of the comparator companies, including similarities of business lines, as well as comparable financial measures such as assets, revenues and market capitalization. The following companies, along with survey data, were used for benchmarking purposes in early 2008, at the time that the Committee was determining salaries for 2008 and deciding upon annual target incentive bonuses for 2008 and the maximum potential Long-Term Incentive RSUs to be awarded in 2009 for 2008 performance:

Affiliated Computer Services Inc.	MGIC Investment Corporation

Avis Budget Group, Inc	NCR Corporation

Computer Sciences Corp.	Old Republic International Corporation

ChoicePoint Inc.	PHH Corporation

Equifax Inc.	The PMI Group, Inc.

Fair Isaac Corporation	Radian Group Inc.

Fidelity National Financial Inc.	Realogy Corporation

First Advantage Corporation	Reed Elsevier PLC

Fiserv, Inc.	R.R. Donnelley & Sons Company

IAC/InterActiveCorp	SAIC, Inc.

Indymac Bancorp, Inc.	Stewart Information Services Corporation

L-3 Communications Holdings, Inc.	The Thomson Corporation

LandAmerica Financial Group, Inc.

During 2008 the Committee continued to consider the appropriate benchmarking methodology for First American, taking into account the fact that its financial services businesses and information solutions businesses function in many respects as separate companies. The Committee consequently determined that it should construct three groups of comparator groups: one group consisting of companies comparable to First American and applicable to executive officers, such as Messrs. Kennedy and Valdes, with First American company-wide responsibilities, a second group consisting of companies comparable to FSG and applicable to Mr. Gilmore and a third consisting of companies comparable to the ISG and applicable to executive officers with responsibilities limited to the ISG.

The company-wide and FSG peer groups are as follows:

Company-Wide Peer Group	FSG Peer Group
Affiliated Computer Services, Inc.	Assurant, Inc.

Assurant, Inc.	Fidelity National Financial, Inc.

ChoicePoint, Inc.	Fidelity National Information Services, Inc.

The Dun & Bradstreet Corporation	HCC Insurance Holdings, Inc.

Equifax, Inc.	LandAmerica Financial Group, Inc.

Fair Isaac Corporation	MGIC Investment Corporation

Fidelity National Financial, Inc.	Old Republic International Corporation

Fidelity National Information Services	The PMI Group, Inc.

Fiserv, Inc.	Radian Group Inc.

LandAmerica Financial Group, Inc.	Stewart Information Services Corp.

MGIC Investment Corporation	White Mountain Insurance Group Ltd.

Old Republic International Corporation

The PMI Group, Inc.

Radian Group Inc.

Stewart Information Services Corp.

After consideration of the data collected on competitive compensation levels and relative compensation within the executive officer group, the Committee determines each individual executive officer’s target total compensation opportunities based on company and individual performance and the need to attract, motivate and retain an experienced and effective management team. The Committee examines the relationship of each executive officer’s base salary, target annual incentive bonus opportunity and long-term incentive opportunity to market median data. The Committee does not believe, however, that compensation opportunities should be structured toward a uniform relationship to median market data, especially in light of the different financial characteristics of First American’s business units (such as the relationship of revenues to net income). Accordingly, total compensation for specific individuals will vary based on a number of factors in addition to company and individual performance, including scope of duties, tenure, institutional knowledge and/or difficulty in recruiting a replacement executive officer.

E.	Conclusion

The final level and mix of compensation determined by the Committee is considered within the context of both the objective data from a competitive assessment of compensation and performance, as well as discussion of the subjective factors as outlined above. The Committee believes that each of the compensation packages for the named executive officers is within the competitive range of practices when compared to the objective comparative data even where subjective factors have influenced the compensation decisions.

IV.	Timing of Equity Grants

First American’s current policy with respect to equity awards to executive officers is, after Committee approval, to issue the awards on the second day on which the New York Stock Exchange is open for trading following the filing of First American’s Annual Report on Form 10-K. In the case of RSUs denominated in dollars and stock options, pricing (that is, the number of shares or units issued for each dollar denominated RSU award or the strike price with respect to stock options) is determined as of that date. The price of First American common stock used for these purposes is the last sale price reported for a share of First American’s common stock on the New York Stock Exchange on that date. With respect to employees other than executive officers, the methodology is the same as that for executive officers, except that prior to February 2008 the policy was to issue awards on the last day on which the New York Stock Exchange is open for trading during the quarter in which the Committee approved the award and the current policy is to issue awards on the 20th day of the third month of the calendar quarter that follows approval of the award by the Committee.

V.	Adjustment or Recovery of Awards

First American has no specific policies to adjust or recoup prior awards. However, under Section 304 of Sarbanes-Oxley, if First American is required to restate its financials due to material noncompliance with any financial reporting requirements as a result of misconduct, the chief executive officer and chief financial officer may be required to reimburse First American for any bonus or other incentive-based or equity-based compensation received during the 12 months following the first public issuance of the non-complying document and any profits realized from the sale of securities of First American during that 12-month period.

VI.	Consideration of Prior Amounts Realized

First American’s philosophy is to incentivize and reward executive officers for future performance. Accordingly, prior stock compensation gains (option gains or restricted stock awarded in prior years) are not considered in setting future compensation levels.

VII.	Employment Agreements and Post-Termination Payments

A.	Employment Agreements and Severance Arrangements

Each named executive officer of First American that is expected to become an executive officer of FinCo, with the exception of Mr. Kennedy, has an employment agreement.

Messrs. Gilmore and Valdes. On November 18, 2008, the Committee authorized First American to enter into an employment agreement with Messrs. Gilmore and Valdes, which agreements were subsequently executed in December 2008. Mr. Kennedy requested that he not receive an employment agreement. Given the uncertainties in the general economy, the challenges facing First American and the industries in which it operates, First American’s reliance on its key executives while it restructures its operations and the practice of certain of First American’s peers to give employment agreements to its key executives, the Committee believed that the offering of employment agreements to its key executives would be an effective retention tool. The Committee concluded that any potential additional costs of the employment agreements were compensated for by the retention incentives provided by the contracts and the post-termination covenants that applied to the executive officers.

The agreements, which expire on December 31, 2011, specify initial base salaries at the levels then in effect with respect to these executive officers. Base salaries may be increased at the discretion of the Committee. Determinations regarding bonus amounts, long term incentive awards and any increases in base salary remain at the discretion of the Committee. The agreements further provide that if First American terminates the executive officer’s employment without cause, he is entitled to an amount representing twice the sum of the executive officer’s base salary and the second largest of the prior three years’ annual incentive bonuses. Half of this sum would be paid over the first year following termination in 12 equal monthly installments, and the other half would be paid at the end of this one-year period. The executive officer’s receipt of these amounts would be contingent on First American’s receipt of a release from the executive officer as well as his compliance with certain non-compete, non-solicitation and confidentiality provisions contained within the agreement. In addition, if the executive officer’s employment is terminated without cause and the executive would otherwise, during the term of the agreement, have reached his “early retirement date” under the SERP, then the executive officer’s benefit under the plan will be deemed vested on his early retirement date notwithstanding the termination, provided that the executive’s “final average compensation” used to determine the amount of the benefit would be determined as of his actual termination date. No additional benefits are payable in the event that the executive voluntarily terminates or termination is on account of death, disability or for cause.

Under the agreements, cause is defined to include (1) the executive officer’s physical or mental inability to perform the essential functions of his job, (2) willful breach of any fiduciary duties owed First American, (3) willful failure to comply with applicable rules and regulations, (4) gross incompetence in the performance of job duties, (5) commission of crimes involving moral turpitude, fraud, or misrepresentation, (6) the failure to perform duties consistent with a commercially reasonable standard of care, (7) refusal to perform job duties or reasonable directives from his superior or First American’s board of directors and (8) any gross negligence or willful misconduct resulting in loss or damage to the reputation of First American.

Messrs. Gilmore’s and Valdes’ agreements are attached as an exhibit to the Form 10-K filed by First American on March 2, 2009. Mr. DeGiorgio also received an agreement with these terms.

Mr. Piszel. On January 28, 2009, First American announced the conclusion of its search for a new chief financial officer with the hiring of Anthony “Buddy” Piszel. It was a condition to Mr. Piszel’s acceptance of the position that he receive a employment agreement substantially on the terms ultimately agreed to by Mr. Piszel and First American, including the payment of severance during a specified period following a change-in-control of First American. Given First American’s desire for a highly qualified chief financial officer and given Mr. Piszel’s extensive experience as a chief financial officer, the Committee decided to agree to this request.

Pursuant to the terms of the agreement, which expires on January 26, 2011, Mr. Piszel will receive an annual salary of $500,000, which may be increased at the discretion of the Committee, and a target annual incentive bonus of $1 million, as determined pursuant to criteria established by the Committee, subject to a minimum of $500,000 for calendar year 2009 and a maximum of $1.5 million for each calendar year during the term. The annual incentive bonus is to be paid in a combination of cash and RSUs as determined by the Committee. In the event of any termination without cause by First American, or if Mr. Piszel were to terminate his employment during the 30-day period following the six month anniversary of a change-in-control of First American, Mr. Piszel would receive an amount equal to his base salary for the remainder of the term and an amount equal to his annual performance bonus for 2009, if such termination were to occur after such bonus is payable, or $1 million, if such termination were to occur prior to such bonus being payable. Fifty percent of such severance amount would be paid in 12 equal monthly installments during the year following termination and 50% would be paid on the one year anniversary of the termination date. Mr. Piszel’s receipt of these amounts would be contingent on First American’s receipt of a release from him as well as his compliance with certain non-compete, non-solicitation and confidentiality provisions contained within the agreement. Cause is defined in substantially the same manner as in Messrs. Gilmore’s and Valdes’ agreements, as described above.

Pursuant to the agreement, First American issued to Mr. Piszel $500,000 in long-term incentive RSUs vesting in five equal installments over a period of five years. Mr. Piszel also will be eligible to receive additional long- term incentive RSUs in such amount as determined by the Committee, subject to a minimum of $250,000 for calendar year 2009 and a maximum of $500,000 for each calendar year during the term, and subject to terms determined by the Committee that are substantially similar to those applicable to grants made to similarly situated executives.

Upon commencement of his employment, Mr. Piszel received a $250,000 cash bonus, which, if Mr. Piszel terminates his employment for any reason or if First American terminates Mr. Piszel’s employment for cause, will be 100% recoverable by First American if such termination occurs prior to the first anniversary of his employment and 50% recoverable by First American if such termination occurs between the first and second anniversaries of his employment. Mr. Piszel also will receive reimbursement for up to $250,000 in relocation expenses.

Mr. Piszel’s agreement is attached as an exhibit to First American’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

B.	Change-in-Control Agreements

First American’s 2006 Incentive Compensation Plan (except as otherwise provided in an award agreement), 1996 Stock Option Plan, 1997 Directors’ Stock Plan (except as otherwise directed by First American’s board of directors) and the SERP generally provide for the accelerated vesting of award or benefits, as the case may be, in the event of a change-in-control of First American. Award agreements evidencing RSUs issued in 2007 through 2009 provide that vesting will not accelerate as a result of a change-in-control that has been approved by First American’s incumbent board of directors prior to the change-in-control. In addition, the SERP provides that, when a participant terminates subsequent to a change-in-control, payment of benefits will commence in the same manner and in the same amount as if the participant had attained his normal retirement age on the date of termination.

As part of First American’s efforts to retain key employees, several years ago First American entered into agreements with each of the named executive officers (not including Mr. Piszel who was not then employed by First American), as well as other designated individuals, to provide for certain benefits in the event the executive officer is terminated within three years following a change-in-control of First American. During 2008 these agreements were amended and restated to meet the operational and documentary compliance requirements under Section 409A of the Internal Revenue Code. Under the agreement a “change-in-control” means any one of the following:

•	a merger or consolidation of First American in which First American’s shareholders end up owning less than 50% of the voting securities of the surviving entity;

•	the sale, transfer or other disposition of all or substantially all of First American’s assets or the complete liquidation or dissolution of First American;

•

a change in the composition of First American’s board of directors over a two-year period as a result of which fewer than a majority of the directors are incumbent directors, as defined in the agreement; or

•	the acquisition or accumulation by any person or group, subject to certain limited exceptions, of at least 25% of First American’s voting securities.

If the termination of the named executive officer’s employment occurs without cause or if the executive officer terminates his employment for good reason or for any reason within 30 days following the first anniversary of a change-in-control, First American will pay the following benefits in one lump sum within ten business days:

•	the executive officer’s base salary through and including the date of termination and any accrued but unpaid annual incentive bonus;

•

an annual incentive bonus for the year in which the termination occurs in an amount equal to the highest annual incentive bonus paid to the executive during the last four completed fiscal years of First American, prorated through the date of termination;

•	accrued and unpaid vacation pay;

•	unreimbursed business expenses;

•

three times (or two times in the case of a termination by the executive officer for any reason during the 30-day period following the first anniversary of a change-in-control) the executive officer’s annual base salary in effect immediately prior to the date of termination; and

•

three times (or two times in the case of a termination by the executive officer for any reason during the 30-day period following the first anniversary of a change-in-control) the highest annual incentive bonus paid to the executive officer during the last four completed fiscal years of First American.

In addition, for a period of 24 months following the date on which the executive officer’s employment terminates, First American will provide the same level of benefits and perquisites that the executive officer received at the time of termination or, if more favorable to the executive officer, at the time at which the change-in-control occurred. These benefits include tax-qualified and nonqualified savings plan benefits, medical insurance, disability income protection, life insurance coverage and death benefits. To the extent that the executive officer cannot participate in the plans previously available, First American will provide such benefits on the same after-tax basis as if they had been available. These obligations are reduced by any welfare benefits made available to the executive officer from subsequent employers.

The change-in-control agreements provide that if any excise tax applies to the benefit payable under the agreement, whether imposed by the Internal Revenue Code or by any taxing authority, First American will reimburse the executive officer for any such excise taxes, plus any additional excise or income taxes resulting from that payment.

The change-in-control agreements had an initial term of three years and are automatically extended for additional one-year periods unless either party notifies the other not later than the preceding January 1 that it does not wish to extend the term.

The agreements have been amended, effective January 1, 2010, to clarify that following the separation, for participants employed by FinCo, the benefit will only be payable upon a change-in-control of FinCo. The form of agreement that is anticipated to be effective as of January 1, 2010 is attached as an exhibit to First American’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

C.	Retirement Programs

As noted above, First American maintains five programs that provide retirement benefits: The First American Corporation 401(k) Savings Plan, The First American Corporation Pension Plan, The First American Corporation Pension Restoration Plan, the SERP and The First American Corporation Deferred Compensation Plan. The First American Corporation 401(k) Savings Plan is described above under “Pay Elements—Details—Other Executive Officer Benefits, including Perquisites and Retirement Benefits.” Explanation of the other four plans can be found in connection with the Pension Benefits and Deferred Compensation Plan tables in the “Executive Compensation” section.

D.	Payments due Upon Terminations and/or a Change-in-Control

Calculations and further explanation of the payments due the named executive officers upon termination of employment and/or a change-in-control are found under the portion of the “Executive Compensation” section of this document entitled “Potential Payments Upon Termination or Change-in-Control.”

VIII.	Stock Ownership Guidelines and Hedging Policies

First American has adopted neither stock ownership guidelines for executive officers nor any policies prohibiting executive officers from holding First American securities in a margin account or pledging First American securities as collateral for a loan.

IX.	Impact of Tax and Accounting

As a general matter, the Committee takes into account the various tax and accounting implications of compensation vehicles employed by First American.

When determining amounts of long-term incentive grants to executive officers and employees, the Committee examines the accounting cost associated with the grants. Under Statement of Financial Accounting Standard 123 (revised 2004) (“FAS 123R”), grants of stock options and RSUs result in an accounting charge for First American. The accounting charge is equal to the fair value of the instruments being issued. For RSUs the cost is generally equal to the fair value of the stock on the date of grant times the number of shares granted. This expense is amortized over the requisite service period. With respect to stock options, First American calculates the fair value of the option and takes that value into account as an expense over the vesting period, after adjusting for possible forfeitures.

Section 162(m) of the Internal Revenue Code generally prohibits any publicly held corporation from taking a federal income tax deduction for compensation paid in excess of $1 million in any taxable year to the chief executive officer and certain of the other most highly compensated officers. Exceptions are made for qualified performance-based compensation, among other things. RSUs granted to executive officers and performance units issued in 2007, 2008, and 2009 have been structured in a manner intended to qualify under this exception for performance-based compensation.

CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Transactions with Management and Others

First American’s board of directors has adopted a written policy regarding related party transactions, which is expected to be considered for adoption by FinCo’s board of directors following the separation. The policy would generally prohibit transactions between FinCo and/or its affiliates, on the one hand, and FinCo’s directors, officers (or officers of affiliates) or shareholders holding in excess of 5% of FinCo’s common stock, on the other hand, without prior approval. The approving body may be either the board of directors or the nominating and corporate governance committee, or, if the proposed transaction involves $1,000,000 or less and it is impractical to seek the approval of the board or that committee, then the chairman of the nominating and corporate governance committee may review and pre-approve of the transaction (or the chairman of the audit committee if the chairman of the nominating and corporate governance committee is a party to the transaction). The policy would prohibit directors of FinCo from entering into any transaction with FinCo or any of its affiliates outside of the ordinary course of business, except for transactions previously approved by First American’s board and in effect on the date the policy took effect.

Certain transactions are excluded from the application of the policy and would therefore be permitted without prior approval. For example, compensatory arrangements for service as an officer or director of FinCo are excluded from the policy, as are transactions between FinCo and its affiliates (other than directors and officers of FinCo). In cases where the potential transaction would involve the officer, director or large shareholder only in an indirect fashion, the policy does not apply where such indirect interest results solely from ownership less than 10% of, or being a director of, the entity entering into the transaction with FinCo. In addition, arms-length ordinary course transactions involving annual payments of $100,000 or less are permitted without prior approval.

Independence of Directors

FinCo’s board of directors, upon recommendation of its nominating and corporate governance committee, is expected to formally determine the independence of its directors following the separation. The board of directors of First American has affirmatively determined that the following directors, which are anticipated to be elected to FinCo’s board, are independent: Messrs. Argyros, Bennett, Christenson, Davis, Doti, Douglas, O’Bryan and Tasker and Ms. Ueberroth. In making these determinations, First American’s board considered the following relationships between directors and First American: Mr. Argyros is affiliated with entities that do business with First American in the ordinary course from time to time; Mr. Davis is of counsel to a Canadian law firm that has been retained by First American from time to time, but that did not provide any services to First American since the beginning of 2008; and each of Messrs. Argyros, Doti and O’Bryan and Ms. Ueberroth is affiliated with a nonprofit organization to which First American and/or its management have made donations from time to time. Each of the relationships above, while considered by the board, fell within First American’s categorical independence standards contained in its corporate governance guidelines. FinCo’s corporate governance guidelines, including its independence standards, are anticipated to be substantially identical to First American’s guidelines and independence standards and will be available on the corporate governance section of FinCo’s Web site at www.firstam.com. In addition to the relationships described above, Mr. O’Bryan continues to occupy space within the building housing First American’s principal office, for which he continues to pay First American rent at a market rate. It is anticipated that each member of FinCo’s audit committee, compensation committee and nominating and corporate governance committee will be “independent” as that term is defined in the corporate governance rules of the New York Stock Exchange for listed companies and that each member of the audit committee will be independent under the additional standards applicable to that committee.

DESCRIPTION OF MATERIAL INDEBTEDNESS

It is anticipated that FinCo will enter into new senior unsecured credit facility with available borrowing capacity of approximately $250-400 million in connection with the separation. It is further anticipated that FinCo will immediately draw $200 million on such facility to repay the First American debt that FinCo will be expected to repay in connection with the separation. The material terms of this facility have not yet been determined, but are expected to be described herein prior to the effectiveness of the Registration Statement on Form 10 of which this information statement makes up a part.

We will also continue to be responsible for the outstanding loan that is secured by a portion of our main offices in Santa Ana, California. This loan may be restructured in connection with the separation. The principal balance on this loan was approximately $44.4 million as of September 30, 2009.

SECURITY OWNERSHIP OF FIRST AMERICAN AND FINCO

As of the date hereof, all of FinCo’s outstanding shares of common stock are owned by First American. None of our director nominees or the persons expected to become our executive officers currently owns any of our common stock, but those who own First American common shares will receive shares of our common stock in the distribution on the same basis as the shares held by other First American shareholders.

The following table sets forth the total number of First American common shares beneficially owned and the percentage of outstanding First American common shares so owned as of October 12, 2009, by:

•	each individual expected to become a FinCo director;

•	each individual expected to become a FinCo named executive officer; and

•	all anticipated FinCo directors and executive officers as a group.

Unless otherwise indicated in the notes following the table, the shareholders listed in the table are the beneficial owners of the listed shares with sole voting and investment power (or, in the case of individual shareholders, shared power with such individual’s spouse) over the shares listed.

The table also sets forth the number and percentage of shares of our common stock each of these persons is expected to receive in the distribution, assuming that there are no changes in these persons’ holdings of First American common shares after October 12, 2009 and assuming, based on our estimates as of [—], a conversion ratio of [— ] shares of our common stock for every one First American common share, with no fractional shares. The beneficial owners listed in the table may have also been granted stock-based awards whose value is derived from the value of First American common shares, including options, restricted shares and restricted stock units. These stock-based awards are not shown in the table because, except in the limited cases specified in the Separation and Distribution Agreement, the awards will be adjusted based on the market price of our shares on the distribution date and therefore we cannot estimate the number of common shares that, immediately after the separation, each person will be entitled to acquire within 60 days. See “Treatment of Outstanding Equity-Based Arrangements.”

	Shares Beneficially Owned
Name of Beneficial Owner	Number of First American Common Shares		Number of FinCo Common Shares		Percentage of Class (if greater than 1%)
Directors
George L. Argyros	1,100,713	(1)	[	—]	[—]%
Bruce S. Bennett	5,600		[	—]	*
Glenn C. Christenson	54,000		[	—]	*
Hon. William G. Davis	450		[	—]	*
James L. Doti	13,482		[	—]	*
Lewis W. Douglas, Jr.	32,860		[	—]	*
Dennis J. Gilmore	25,933		[	—]	*
Parker S. Kennedy	2,918,950	(2)	[	—]	[—]%
Frank E. O’Bryan	37,220	(3)	[	—]	*
Herbert B. Tasker	13,279		[	—]	*
Virginia M. Ueberroth	105,000	(4)	[	—]	*
			[	—]
Named executive officers who are not directors			[	—]
Anthony S. Piszel	—		[	—]	*
Kenneth D. DeGiorgio	4,561		[	—]	*
Max O. Valdes	6,640		[	—]	*

All directors, named executive officers and other executive officers as a group (14 persons)					[—]%

*	Represents less than 1% of the issued and outstanding shares in this class.
(1)	Includes 235,534 shares held in the Argyros Family Trust, for the benefit of Mr. Argyros and his family members and over which Mr. Argyros has voting and dispositive power; 3,400 shares held by Mr. Argyros as trustee, with investment power over such securities, of a trust for the benefit of a family member; 125 shares held in a Uniform Transfers to Minors Act custodial account for which Mr. Argyros serves as the custodian; 7,513 shares held by a trust for which Mr. Argyros is not a trustee, over which Mr. Argyros may be deemed to have investment power; 720,041 shares are held by a nonprofit corporation whose six-member board of directors includes Mr. Argyros and his wife, which board directs the voting and disposition of such shares; 18,800 shares held by another nonprofit corporation with a five-member board, including Mr. Argyros, having similar voting and dispositive power; and an aggregate of 114,700 shares held by two companies of which Mr. Argyros is the sole shareholder, chief executive officer and a director. Mr. Argyros disclaims beneficial ownership of all shares included in the table which are held by a nonprofit corporation or by a trust for which Mr. Argyros is not the beneficiary.
(2)	Of the shares credited to Parker S. Kennedy, chairman of the board and chief executive officer of First American, 17,317 shares are held directly and 2,896,086 shares are held by Kennedy Enterprises, L.P., a California limited partnership of which Mr. Kennedy is the sole general partner. The limited partnership agreement pursuant to which the partnership was formed provides that the general partner has all powers of a general partner as provided in the California Uniform Limited Partnership Act, including the power to vote securities held by the partnership, provided that the general partner is not permitted to cause the partnership to sell, exchange or hypothecate any of its shares of stock of First American without the prior written consent of all of the limited partners. Of the shares held by the partnership, 463,799 are allocated to the capital accounts of Mr. Kennedy. The balance of the shares held by the partnership is allocated to the capital accounts of the other limited partners, who are relatives of Mr. Kennedy. Except to the extent of his voting power over the shares allocated to the capital accounts of the limited partners, Mr. Kennedy disclaims beneficial ownership of all shares held by the partnership other than those allocated to his own capital accounts.
(3)	Of the shares held by Mr. O’Bryan, 37,941 are pledged as security.
(4)	Includes 5,000 shares held by a nonprofit corporation of which Ms. Ueberroth is an officer and whose six-member board of directors is composed of Ms. Ueberroth and her husband and children. In her capacity as an officer of that corporation, Ms. Ueberroth has the power, as do certain other officers, to direct the voting and disposition of the shares. Ms. Ueberroth disclaims beneficial ownership of these shares.

The following table lists as of October 12, 2009 the persons or groups of shareholders who are known to us to be the beneficial owners of 5% or more of the outstanding common shares of First American. The information regarding beneficial owners of 5% or more of First American’s common shares was gathered from the filings made by such owners with the Securities and Exchange Commission or from informal sources. The table also sets forth the number and percentage of shares of our common stock each of these persons or groups is expected to receive in the distribution, assuming that there have been and will be no changes in these persons’ or groups’ holdings of First American common shares after the dates indicated and assuming, based on our estimates as of [—], a conversion ratio of [—] shares of our common stock for every one First American common share, with no fractional shares.

Name and Address of Beneficial Owner	Number of First American Common Shares		Number of FinCo Common Shares		Percentage of Class
Fidelity Management Trust Company	6,592,502	(1)	[	—]	[	—]%
Highfields Capital Management LP	8,787,879	(2)	[	—]	[	—]%

(1)

The shares set forth in the table are held as of October 12, 2009 by Fidelity Management Trust Company as trustee pursuant to The First American Corporation 401(k) Savings Plan. The investment options available to participants in the plan include a “Company Stock Fund,” which invests in First American common shares, as well as amounts previously held under First American’s Employee Profit Sharing and Stock

Ownership Plan (“ESOP”), which has been merged into the 401(k) Savings Plan. Thus, the table reflects the ESOP accounts as well as accounts in the First American Stock Fund. The governing documents require the trustee to vote the shares as directed by the plan participants for whose benefit the shares are held. The transfer agent will tabulate the voting directions of all participants who wish to provide such directions to Fidelity. Neither the transfer agent nor Fidelity will provide the individual or aggregate participant voting directions to First American, unless otherwise required by law. Shares for which no direction is received by the trustee from the participants are voted in the same proportion as are the shares for which directions are received. The trustee’s address is 82 Devonshire Street, Boston, Massachusetts 02109.

(2)

According to the Schedule 13D/A filed on April 14, 2008 by Highfields Capital Management LP, each of Highfields Capital Management LP, Highfields GP LLC, Highfields Associates LLC, Jonathan S. Jacobson, and Richard L. Grubman may be deemed to be the beneficial owner of 8,787,879 shares, and Highfields Capital III L.P. may be deemed the beneficial owner of 6,056,042 shares. The address of the principal business office of each of these entities and individuals is John Hancock Tower, 200 Clarendon Street, 59th Floor, Boston, Massachusetts 02116.

DESCRIPTION OF CAPITAL STOCK

General

Prior to the separation of FinCo from First American, your First American common shares provided you with rights and privileges with respect to the consolidated businesses of First American, consisting of its information solutions and financial services businesses. Immediately following the separation, you will no longer hold common shares that provide you with rights and privileges with respect to the consolidated businesses of First American but instead you will hold shares of common stock in two independent publicly traded companies, FinCo and InfoCo. Your FinCo common stock will provide you with rights and privileges with respect to a company engaged in only the financial services business that formerly was part of First American.

The following is a summary of our capital stock and provisions of our amended and restated certificate of incorporation and our bylaws, as each will be in effect upon completion of the separation, and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and bylaws, filed as Exhibits 3.1 and 3.2, respectively, to the Registration Statement on Form 10 of which this information statement forms a part.

We have authorized [—] shares of common stock, $0.00001 par value per share, and [—] shares of undesignated preferred stock, $0.00001 par value per share. We will have only common shares issued at the time of the separation.

Common Stock

As of [—], First American had [—] shares of common stock outstanding held by [—] stockholders of record. Based on this number, we expect that upon completion of the distribution we will have [—] shares of common stock issued and outstanding.

Following the separation, we expect to have [—] shares of our common stock authorized for issuance. Pursuant to our amended and restated certificate of incorporation, holders of our common stock will be entitled to one vote per share on all matters on which stockholders generally are entitled to vote. However, except as otherwise required by law, holders of common stock will not be entitled to vote on any amendment to our certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of an outstanding series of preferred stock if the holders of the affected series are entitled to vote on the amendment. Pursuant to our amended and restated certificate of incorporation, common stockholders will not be entitled to cumulative voting in the election of directors. This means that the holders of a majority of the voting shares will be able to elect all of the directors then standing for election.

Subject to the rights, if any, of the holders of our preferred stock, holders of our common stock will be entitled to receive dividends out of any of our funds legally available when, as and if declared by the board of directors. If we liquidate, dissolve or wind up our affairs, common stockholders are entitled to share proportionately in the assets available for distribution to them.

Holders of common stock will not have preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued in connection with the separation also will be fully paid and nonassessable.

Preferred Stock

No shares of preferred stock are outstanding.

Following the separation, our board of directors will be authorized to issue not more than an aggregate of [—] shares of preferred stock in one or more series, without stockholder approval. Our board of directors will be authorized to establish, from time to time, the number of shares to be included in each series of preferred stock, and to fix the designation, powers, privileges, preferences, and relative participating, optional or other rights, if any, of the shares of each series of preferred stock, and any of its qualifications, limitations or restrictions. Our board of directors also will be able, without any vote or action by the stockholders, to increase or decrease the number of shares of any series of preferred stock and to fix the dividend rate, voting rights, conversion privileges, redemption rights, sinking fund rights, rights upon voluntary or involuntary liquidation, dissolution or winding up and any other relative rights, preferences and limitations of the series.

In the future, our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of our common stock, or that could decrease the amount of earnings and assets available for distribution to the holders of our common stock. The issuance of our preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other consequences, have the effect of delaying, deferring or preventing a change in our control and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Bylaws

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws that will be effective following the separation could make an acquisition of FinCo more difficult. These provisions could prohibit or delay mergers or other takeover or change of control attempts and, accordingly, may discourage attempts to acquire us. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids, and are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors.

Delaware Anti-takeover Law. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•	prior to such date, the board of directors approved either the “business combination” or the transaction which resulted in the stockholder becoming an “interested stockholder”;

•

upon consummation of the transaction that resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (i) officers who are also directors and (ii) certain other stockholders; or

•

on or subsequent to such date, the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the “interested stockholder.”

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. This provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Stockholder Meetings. Under our amended and restated certificate of incorporation and subject to the rights of holders of our preferred stock, if any, only the board of directors, the chairman of the board of directors or the

Chief Executive Officer with the concurrence of a majority of the board of directors may call special meetings of stockholders. This provision will make it more difficult for stockholders to take action opposed by the board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. This provision may discourage third parties from conducting a solicitation of proxies to elect a slate of directors or to approve a proposal opposed by the board of directors.

Prohibition of Stockholder Action by Written Consent. Our amended and restated certificate of incorporation does not permit stockholders to act by written consent without a meeting. This provision will make it more difficult for stockholders to take action opposed by the board of directors.

Staggered Board; Election and Removal of Directors. Our board of directors is divided into three classes, each serving staggered three-year terms. As a result, only a portion of our board of directors will be elected each year. Subject to the rights of holders of preferred stock and unless otherwise provided by law, the board of directors will have the exclusive right to fill vacancies on the board. This system of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it delays attempts by stockholders to replace a majority of the directors. Except for additional directors elected by holders of preferred stock, directors may be removed only for cause and only with the affirmative vote of the holders of at least 66 2/3% of the total voting power of outstanding shares of our capital stock. This provision makes it more difficult for a third party to gain control of our board of directors.

Undesignated Preferred Stock. The authorization of undesignated preferred stock enables the board of directors, without stockholder approval, to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to obtain control of us. This and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the company.

Amendment of Provisions in the Certificate of Incorporation. Our amended and restated certificate of incorporation requires the affirmative vote of the holders of at least 66 2/3% of the total voting power of outstanding shares of our capital stock in order to amend certain provisions of our certificate of incorporation, including provisions concerning:

•	election, structure and powers of the board of directors;

•	prohibition of stockholder action by written consent;

•	special meetings of the stockholders;

•	personal liability of directors to us and our stockholders; and

•	amendment of the certificate of incorporation.

Amendment of Provisions in the Bylaws. Our bylaws require the affirmative vote of the holders of at least 66 2/3% of the total voting power of outstanding shares of our capital stock in order to amend any provision of our bylaws. However, our bylaws grant our board of directors the authority to amend our bylaws without a stockholder vote. This provision will make it more difficult for our stockholders to make changes to our bylaws that are opposed by our board of directors.

Transfer Agent and Registrar

The transfer agent and registrar for FinCo’s common stock is expected to be Wells Fargo Shareowner Services.

Listing

We expect to adopt First American’s stock symbol after the separation, and we intend to have our common stock listed on the NYSE under the symbol “FAF.”

Indemnification of Directors and Officers

Our certificate of incorporation and bylaws include provisions that generally eliminate personal liability of our directors for breaches of their fiduciary duty. These provisions do not eliminate liability for: (i) breaches of the director’s duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) certain unlawful dividend payments or stock redemptions or repurchases, or (iv) any transaction from which the director derived an improper personal benefit.

Our bylaws provide that we shall indemnify our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. Our bylaws permit us to indemnify our agents and employees to the fullest extent authorized by the Delaware General Corporation law, when authorized from time to time by the board of directors. We are authorized to carry directors’ and officers’ insurance protecting us, any director, officer, employee or agent, or another corporation or organization, against any expense, liability or loss, whether or not we would have the power to indemnify the person or entity.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of fiduciary duty. These provisions also may reduce the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards pursuant to these indemnification provisions.

The bylaws also provide that indemnification provided for in the bylaws shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and that any repeal or modification of the bylaws’ indemnification provisions shall be prospective only and shall not adversely affect the rights of any director or officer in effect at the time of any act or omission occurring prior to such repeal or modification.

In addition to the above, the company may enter into one or more agreements with any person to provide for indemnification greater or different than that which is provided for in the amended and restated certificate of incorporation or the bylaws.

TREATMENT OF OUTSTANDING EQUITY-BASED ARRANGEMENTS

First American’s board of directors has determined that all outstanding First American equity-based awards, whether vested or unvested, other than those granted to our executive chairman, will convert into awards with respect to shares of common stock of the company that continues to employ the holder following the separation. The number of shares underlying each such award and, with respect to options, the per share exercise price of each such award will be adjusted to maintain, on a post-separation basis, the pre-separation value of such awards. We expect no material change to the vesting terms or other terms and conditions applicable to the awards. Based on the most recent available information, we expect that at the time of the separation FinCo employees will hold approximately [—] RSUs and [—] options subject to this treatment.

Outstanding First American equity-based awards granted to our executive chairman, whether vested or unvested, will be split evenly into awards for the common stock of FinCo and awards for the common shares of InfoCo. The number of shares underlying each such award and, with respect to options, the per share exercise price of each such award will be adjusted to maintain, on a post-separation basis, the pre-separation value of such awards. We expect no material change to the vesting terms or other terms and conditions applicable to the awards. Based on the most recent available information, we expect that at the time of the separation our executive chairman will hold approximately [—] RSUs and [—] options subject to this treatment, half of which will be FinCo RSUs and options, respectively.

The number of shares of common stock subject to any adjusted stock option or adjusted RSU will be rounded down to the nearest whole share, and the per share exercise price of each adjusted stock option will be rounded up to the nearest whole cent.

SHARES ELIGIBLE FOR FUTURE SALE

FinCo common stock that you receive in the distribution will be freely transferable, unless you are considered an “affiliate” of FinCo under Rule 144 of the Securities Act of 1933. Persons who can be considered affiliates after the separation generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with FinCo, and may include certain of FinCo’s officers and directors. As of the distribution date, we estimate that FinCo’s directors and officers will beneficially own approximately [—] shares. Common stock received in the distribution by affiliates will be “restricted securities” and may only be sold:

•	under a registration statement that the SEC has declared effective under the Securities Act; or

•	under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

In general, under Rule 144, a person who has beneficially owned restricted shares for at least six months and is an affiliate (as that term is defined in Rule 144), would be entitled to sell in any three-month period up to the greater of:

•	1% of the then-outstanding common stock; and

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

Sales by affiliates under Rule 144 are also subject to certain manner of sale and notice requirements and to the availability of current public information about us.

In addition, under Rule 144, a person who has not been one of our affiliates during the preceding 90 days and who has beneficially owned the restricted shares for at least six months is entitled to sell them without restriction, provided that until the shares have been held for at least one year, they may only be sold subject to the availability of current public information about us.

In addition, shares will be issuable under employee stock options and restricted stock units that we will assume from First American or that we may issue from time to time under equity compensation plans. See “Treatment of Outstanding Equity-Based Arrangements.”

Except for the common stock distributed in the distribution and the options and restricted stock units described above, none of our equity securities will be outstanding on or immediately after the distribution and there are no registration rights agreements existing with respect to our shares.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Form 10 with respect to the common stock that First American shareholders will receive in the distribution. This information statement does not contain all of the information contained in the Form 10 and the exhibits and schedules to the Form 10. Some items are omitted in accordance with the rules and regulations of the SEC. For additional information relating to us and the separation, reference is made to the Form 10 and the exhibits to the Form 10, which are on file at the offices of the SEC. Statements contained in this information statement as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit, reference is made to the copy of the contract or other documents filed as an exhibit to the Form 10. Each statement is qualified in all respects by the relevant reference.

You may inspect and copy the Form 10 and the exhibits to the Form 10 that we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which you can electronically access the Form 10, including the exhibits and schedules to the Form 10.

We maintain an Internet site at www.firstam.com. Our Internet site and the information contained on that site, or connected to that site, are not incorporated into the information statement or the Registration Statement on Form 10.

Because of the distribution, we will be required to comply with the full informational requirements of the Securities Exchange Act of 1934. We will fulfill our obligations with respect to these requirements by filing periodic reports and other information with the SEC.

We plan to make available free of charge on our Internet site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. In addition, we will post the charters for our audit committee, compensation committee, and nominating and corporate governance committee, as well as our corporate governance guidelines and codes of ethics, on our website under the heading “Corporate Governance.” These documents are not incorporated in this report by reference. We also will provide a copy of these documents free of charge to stockholders upon request.

Financial statement schedules not listed are either omitted because they are not applicable or the required information is shown in the combined financial statements or in the notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

The First American Corporation:

In our opinion, the accompanying combined balance sheets and the related combined statements of income <loss>, comprehensive income <loss>, equity and cash flows present fairly, in all material respects, the financial position of First American Financial Corporation and its subsidiaries (“FinCo”), which reflects the financial services businesses of The First American Corporation as more fully described in Note 1 to the combined financial statements, at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements. These financial statements and financial statement schedules are the responsibility of FinCo’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in Note 1 to the combined financial statements, certain expenses of FinCo represent allocations from The First American Corporation and its subsidiaries. The accompanying combined financial statements include such allocations and may not necessarily be representative of the financial position or results of operations had FinCo operated as an unaffiliated company during the periods presented.

As discussed in Note 1 to the combined financial statements, FinCo changed the manner in which it accounts for uncertain income tax positions as of January 1, 2007.

/s/    PRICEWATERHOUSECOOPERS LLP

Orange County, California

December 11, 2009

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

COMBINED BALANCE SHEETS

(in thousands)

	December 31,
	2008	2007
ASSETS
Cash and cash equivalents	$723,651	$906,387

Accounts and accrued income receivable, less allowances ($43,695 and $36,249)	251,017	260,548

Related party receivable, net	41,385	78,196

Income tax receivable	6,193	—

Investments:
Deposits with savings and loan associations and banks	182,017	168,112
Debt securities	1,687,270	1,353,925
Equity securities	77,383	61,124
Other long-term investments	240,266	260,073
Related party notes receivable	192,931	62,801

	2,379,867	1,906,035

Loans receivable, net	151,692	116,751

Property and equipment, net	397,250	438,971

Title plants	490,231	471,918

Deferred income taxes	200,223	105,805

Goodwill	806,201	827,308

Other intangible assets, net	87,691	100,115

Other assets	130,354	142,497

	$5,665,755	$5,354,531

LIABILITIES AND EQUITY
Demand deposits	$1,298,221	$743,685

Accounts payable and accrued liabilities:
Accounts payable	37,067	73,740
Salaries and other personnel costs	108,127	178,317
Pension costs and other retirement plans	295,602	246,960
Other	184,149	268,331

	624,945	767,348

Deferred revenue	148,073	155,830

Reserve for known and incurred but not reported claims	1,326,282	1,332,337

Income tax payable	—	8,291

Notes and contracts payable	153,969	306,582

Allocated portion of First American debt	140,000	—

	3,691,490	3,314,073

Commitments and contingencies
Invested equity:
First American’s invested equity	2,153,296	2,026,071
Accumulated other comprehensive loss	(261,455)	(95,297)

Total invested equity	1,891,841	1,930,774
Noncontrolling interests	82,424	109,684

Total equity	1,974,265	2,040,458

	$5,665,755	$5,354,531

See Notes to Combined Financial Statements

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

COMBINED STATEMENTS OF INCOME (LOSS)

(in thousands)

	Year Ended December 31,
	2008	2007	2006
Revenues:
Operating revenues	$4,284,800	$5,884,502	$6,459,310
Investment and other income	173,748	269,488	226,871
Net realized investment losses	(90,823)	(77,858)	(594)

	4,367,725	6,076,132	6,685,587

Expenses:
Salaries and other personnel costs	1,388,175	1,822,627	1,889,678
Premiums retained by agents	1,374,452	2,111,798	2,404,893
Other operating expenses	1,042,627	1,271,542	1,186,225
Provision for title losses and other claims	509,563	875,855	638,356
Depreciation and amortization	95,242	94,816	91,115
Premium taxes	46,366	65,720	71,759
Interest	27,215	42,607	31,968

	4,483,640	6,284,965	6,313,994

(Loss) income before income taxes	(115,915)	(208,833)	371,593
Income tax (benefit) expense	(43,433)	(86,387)	157,901

Net (loss) income	(72,482)	(122,446)	213,692
Less: Net income attributable to noncontrolling interests	11,523	20,537	23,875

Net (loss) income attributable to FinCo	$(84,005)	$(142,983)	$189,817

See Notes to Combined Financial Statements

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Year Ended December 31
	2008	2007	2006
Net (loss) income	$(72,482)	$(122,446)	$213,692

Other comprehensive (loss) income, net of tax:
Unrealized (loss) gain on securities	(72,906)	6,172	916
Foreign currency translation adjustments	(47,796)	12,230	5,243
Minimum pension liability adjustment	(50,208)	28,594	(42,198)

Total other comprehensive (loss) income, net of tax	(170,910)	46,996	(36,039)

Comprehensive (loss) income	(243,392)	(75,450)	177,653
Less: Comprehensive income attributable to noncontrolling interests	6,771	20,692	23,380

Comprehensive (loss) income attributable to FinCo	$(250,163)	$(96,142)	$154,273

See Notes to Combined Financial Statements

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

COMBINED STATEMENTS OF EQUITY

(in thousands)

	First American’s Invested Equity	Accumulated other comprehensive income (loss)	Noncontrolling interests	Total
Balance at December 31, 2005	$2,655,764	$(106,594)	$111,786	$2,660,956
Net income for 2006	189,817	—	23,875	213,692
Sale of subsidiary shares to / other increases in noncontrolling interests	—	—	216	216
Purchase of subsidiary shares from / other decreases in noncontrolling interests	—	—	(4,155)	(4,155)
Distributions to noncontrolling interests	—	—	(13,045)	(13,045)
Other comprehensive income (loss) (Note 18)	—	1,968	(495)	1,473
Adjustment to initially apply SFAS 158, net of tax	—	(37,512)	—	(37,512)
Net distributions to First American	(139,074)	—	—	(139,074)

Balance at December 31, 2006	2,706,507	(142,138)	118,182	2,682,551
Net (loss) income for 2007	(142,983)	—	20,537	(122,446)
Sale of subsidiary shares to / other increases in noncontrolling interests	—	—	12,817	12,817
Purchase of subsidiary shares from / other decreases in noncontrolling interests	—	—	(23,236)	(23,236)
Distributions to noncontrolling interests	—	—	(18,771)	(18,771)
Dividends to First American	(50,000)	—	—	(50,000)
Adjustment to adopt FIN 48	(3,100)	—	—	(3,100)
Other comprehensive income (Note 18)	—	46,841	155	46,996
Net distributions to First American	(484,353)	—	—	(484,353)

Balance at December 31, 2007	2,026,071	(95,297)	109,684	2,040,458
Net (loss) income for 2008	(84,005)	—	11,523	(72,482)
Sale of subsidiary shares to / other increases in noncontrolling interests	—	—	6,571	6,571
Purchase of subsidiary shares from / other decreases in noncontrolling interests	—	—	(29,258)	(29,258)
Distributions to noncontrolling interests	—	—	(11,344)	(11,344)
Dividends to First American	(10,000)	—	—	(10,000)
Other comprehensive loss (Note 18)	—	(166,158)	(4,752)	(170,910)
Net contributions from First American	221,230	—	—	221,230

Balance at December 31, 2008	$2,153,296	$(261,455)	$82,424	$1,974,265

See Notes to Combined Financial Statements

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

COMBINED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(72,482)	$(122,446)	$213,692
Adjustments to reconcile net income to cash provided by operating activities:
Provision for title losses and other claims	509,563	875,855	638,356
Depreciation and amortization	95,242	94,816	91,115
Net realized investment losses	90,823	77,858	594
Share-based compensation	8,289	10,818	5,941
Equity in earnings of affiliates	2,642	(9,162)	(14,417)
Changes in assets and liabilities excluding effects of acquisitions and noncash transactions:
Claims paid, including assets acquired, net of recoveries	(482,157)	(467,722)	(364,624)
Net change in income tax accounts	(36,337)	(161,009)	(97,005)
Decrease (increase) in accounts and accrued income receivable	4,821	8,494	(24,825)
(Decrease) increase in accounts payable and accrued liabilities	(243,173)	61,391	(96,930)
(Decrease) increase in deferred revenue	(7,757)	(494)	1,761
Other, net	235,705	(429,035)	13,737

Cash provided by (used for) operating activities	105,179	(60,636)	367,395

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash effect of acquisitions/dispositions	(32,801)	(81,981)	(140,760)
Purchase of subsidiary shares from noncontrolling interests	(12,763)	(267)	(453)
Sale of subsidiary shares to noncontrolling interests	6,571	12,817	(3,737)
Net increase in deposits with banks	(13,224)	(56,337)	(19,900)
Purchases of debt and equity securities	(886,974)	(623,911)	(523,200)
Proceeds from sales of debt and equity securities	199,883	168,962	227,706
Proceeds from maturities of debt securities	197,834	289,378	206,111
Net (increase) decrease in other long-term investments	(156,466)	27,847	(56,393)
Origination and purchases of loans and participations	(45,096)	(37,073)	(25,698)
Net decrease in loans receivable after originations and others	10,155	21,956	18,868
Capital expenditures	(88,630)	(128,726)	(121,541)
Proceeds from sale of property and equipment	16,001	37,824	5,363

Cash used for investing activities	(805,510)	(369,511)	(433,634)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in demand deposits	554,536	(62,641)	113,151
Proceeds from issuance of notes	5,577	102,542	60,295
Proceeds from allocation of debt from First American	140,000	—	—
Repayment of debt	(157,228)	(190,762)	(144,083)
Distributions to noncontrolling interests	(11,344)	(18,771)	(13,045)
Excess tax benefits from share-based compensation	(358)	5,357	3,509
Net invested equity from First American	(3,588)	—	(32,743)
Dividends paid to First American	(10,000)	(50,000)	—

Cash provided by (used for) financing activities	517,595	(214,275)	(12,916)

Net decrease in cash and cash equivalents	(182,736)	(644,422)	(79,155)
Cash and cash equivalents—Beginning of year	906,387	1,550,809	1,629,964

Cash and cash equivalents—End of year	$723,651	$906,387	$1,550,809

SUPPLEMENTAL INFORMATION:
Cash paid during the year for:
Interest	$17,050	$30,072	$21,673
Premium taxes	$56,301	$67,710	$69,446
Income taxes, net	$(7,097)	$74,622	$254,906
Noncash investing and financing activities:
Liabilities assumed in connection with acquisitions	$4,096	$22,043	$70,109
Impact of adoption of FIN 48	$—	$3,100	$—
Noncash capital contributions by First American	$217,642	$(484,353)	$(171,817)

See Notes to Combined Financial Statements

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

Except as otherwise indicated or unless the context otherwise requires, “FinCo” refers to First American Financial Corporation following the Distribution as defined and discussed below; “we,” “us” and “our” refer to FinCo and its subsidiaries following the Distribution and, if the reference is to a period of time prior to the Distribution, to the businesses that are expected to be part of FinCo and its subsidiaries following the Distribution; “First American” refers to The First American Corporation prior to the consummation of the Distribution and “Information Solutions Company” and “InfoCo” refer to The First American Corporation following the Distribution.

NOTE 1. Description of FinCo:

We consist of First American’s title insurance and services segment, First American’s specialty insurance segment and the title plant management business which is currently part of First American’s data and analytic solutions segment. We consist of the following two reportable segments:

•

Our title insurance and services segment provides title insurance, escrow and similar or related financial services domestically and internationally in connection with residential and commercial real estate transactions, manages title plants and provides imaged real estate documents to its customers. It also provides thrift, trust and investment advisory services.

•	Our specialty insurance segment provides property and casualty insurance, including homeowners insurance, and also provides home warranty policies.

Summary Description of Separation

On January 15, 2008, First American announced that its Board of Directors had approved a plan to separate First American into two independent publicly traded companies (the “separation”), one consisting of First American’s financial services businesses, FinCo, and one for its information solutions businesses, InfoCo. First American expects to accomplish this by way of a dividend distribution of the common stock of FinCo, First American’s wholly owned subsidiary, to First American’s shareholders (the “Distribution”). Immediately following the Distribution, First American shareholders will own 100% of the outstanding common stock of FinCo. Prior to the Distribution, certain internal transactions will occur so that FinCo directly or indirectly owns all of First American’s financial services businesses and the title plant management business (i.e., the businesses for which financial information is presented herein). The remaining entity, InfoCo, will own all of First American’s remaining information solutions businesses. FinCo will adopt the “FAF” ticker symbol and its shares of common stock will be traded on the New York Stock Exchange under that symbol. InfoCo will change its name and ticker symbol following the separation.

The consummation of the separation is subject to various closing conditions, including the effectiveness of the Registration Statement on Form 10 of which the information statement, which includes these combined financial statements is a part, receipt of approvals from domestic and international insurance and banking regulators, receipt of a favorable ruling from the Internal Revenue Service as to the tax-free nature of the transaction and the final approval of First American’s Board of Directors, among others. While many of these conditions are outside of First American’s control, we and First American currently expect to complete the separation on April 1, 2010.

Significant Accounting Policies:

Principles of Combination and Basis of Presentation

Our historical financial statements include assets, liabilities, revenues and expenses directly attributable to our operations. Our historical financial statements reflect allocations of certain corporate expenses from First

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

American. These expenses have been allocated to us on a basis that we consider to reflect fairly or reasonably the utilization of the services provided to or the benefit obtained by our businesses. Our historical financial statements do not reflect the debt or interest expense we might have incurred if we had been a stand-alone entity. In addition, we expect to incur other expenses, not reflected in our historical financial statements, as a result of being a separate publicly traded company. As a result, our historical financial statements do not necessarily reflect what our financial position or results of operations would have been if we had been operated as a stand-alone public entity during the periods covered, and may not be indicative of our future results of operations and financial position.

These combined financial statements have been prepared in accordance with generally accepted accounting principles and have been derived from the consolidated financial statements of First American and represent carve-out stand-alone combined financial statements. The combined financial statements include items attributable to FinCo and allocations of general corporate expenses from First American.

All significant intercompany transactions have been eliminated. Equity investments in which we exercise significant influence, but do not control and are not the primary beneficiary of, are accounted for using the equity method. Dividends from equity investments for the years ended December 31, 2008, 2007 and 2006 were $5.4 million $6.9 million and $6.0 million, respectively. Investments in which we do not exercise significant influence are accounted for under the cost method.

Our historical financial statements reflect allocations of corporate expenses from First American for certain functions provided by First American, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, compliance, facilities, procurement, employee benefits, and share-based compensation. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on the basis of net revenue, domestic headcount or assets or a combination of such drivers. Both we and First American consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly-traded company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. Following the separation, we will perform these functions using our own resources or purchased services. For an interim period, however, some of these functions will continue to be provided by First American under the transition services agreements. In addition to the transition services agreements, we will enter into a number of commercial agreements with First American in connection with the separation, many of which are expected to have terms longer than one year.

A portion of First American’s consolidated debt has been allocated to us based on amounts directly incurred for our benefit. Interest expense has been allocated in the same proportions as debt. Both we and First American believe the allocation basis for debt and interest expense is reasonable. However, these amounts may not be indicative of the actual amounts that we would have incurred had we been operating as an independent, publicly-traded company for the periods presented. See Note 10 for further discussion of our long-term obligations.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires us to make estimates and assumptions that affect the statements. Actual results could differ from the estimates and assumptions used.

FIRST AMERICAN FINANCIAL CORPORATION

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Cash and cash equivalents

We consider cash equivalents to be all short-term investments that have an initial maturity of 90 days or less and are not restricted for statutory deposit or premium reserve requirements.

Investments

Deposits with savings and loan associations and banks are short-term investments with initial maturities of more than 90 days.

Debt securities are carried at fair value and consist primarily of investments in obligations of the United States Treasury, various corporations, certain state and political subdivisions and mortgage-backed securities.

Equity securities are carried at fair value and consist primarily of investments in marketable common stocks of corporate entities.

Other long-term investments consist primarily of investments in affiliates, which are accounted for under the equity method of accounting or the cost method of accounting, and notes receivable and other investments, which are carried at the lower of cost or fair value less costs to sell.

We classify our publicly traded debt and equity securities as available for sale, as defined by Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“ASC Topic 320-10”), with unrealized gains or losses classified as a component of other comprehensive income (loss), net of tax.

Our investment portfolio is continually monitored for differences between the cost and estimated fair value of each security. If we believe that a decline in the value of a debt or equity security is temporary in nature, we record the decline as an unrealized loss in invested equity. If the decline is believed to be other-than-temporary, the debt or equity security is written down to fair value and a realized loss is recorded on our statement of income (loss). Our assessment of a decline in value includes, among other things, our current judgment as to the financial position and future prospects of the entity that issued the security. If that judgment changes in the future, we may ultimately record a realized loss after having initially concluded that the decline in value was temporary.

We determine the fair value of our debt and equity securities in accordance with Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“ASC Topic 820-10”). ASC Topic 820-10 provides a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity’s own assumptions about market participant assumptions developed based on the information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security in our available-for-sale portfolio is based on our assessment of the transparency and reliability of the inputs used in the valuation of such instrument at the measurement date. The three hierarchy levels are defined as follows:

Level 1—Valuations based on unadjusted quoted market prices in active markets for identical securities. The fair value of equity securities included in the Level 1 category was based on quoted prices that are readily and regularly available in an active market.

Level 2—Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly. The fair value of fixed maturity and short-term investments

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included in the Level 2 category was based on the market values obtained from an independent pricing service that were evaluated using pricing models that vary by asset class and incorporate available trade, bid and other market information and price quotes from well-established independent broker-dealers. This pricing service, which is a provider of financial market data, analytics and related services to financial institutions, provides us one price for each security. The independent pricing service monitors market indicators, industry and economic events, and for broker-quoted only securities, obtains quotes from market makers or broker-dealers that it recognizes to be market participants. The Level 2 category includes foreign bonds, governmental agency bonds, governmental agency mortgage-backed and asset-backed securities and corporate debt securities, many of which are actively traded and have market prices that are readily verifiable. Level 2 also includes non-agency mortgage-backed and asset-backed securities and municipal bonds which are currently not actively traded securities. When the value from an independent pricing service is utilized, we obtain an understanding of the valuation models and assumptions utilized by the service and have controls in place to determine that the values provided represent current values. Typical inputs and assumptions to pricing models used to value securities include, but are not limited to, benchmark yields, reported trades, broker-dealer quotes, issue spreads, benchmark securities, bids, offers, reference data and industry and economic events. For mortgage-backed and asset-backed securities, inputs and assumptions may also include the structure of issuance, characteristics of the issuer, collateral attributes, prepayment speeds and credit ratings. Our non-agency mortgage-backed and asset-backed securities consist of senior tranches of securitizations and the underlying borrowers are substantially all prime. Our validation procedures include assessing the reasonableness of the changes relative to prior periods given the prevailing market conditions, comparison of the prices received from the pricing service to quotes received from other third party sources for securities with market prices that are readily verifiable, changes in the issuers’ credit worthiness, performance of any underlying collateral and prices of the instrument relative to similar issuances. To date, we have not made any adjustments to the results provided by the pricing service.

Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

If the inputs used to measure fair value fall in different levels of the fair value hierarchy, a financial security’s hierarchy level is based upon the lowest level of input that is significant to the fair value measurement. A number of our investment grade corporate bonds are frequently traded in active markets and market prices for these securities existed at December 31, 2008. These securities were classified as Level 2 at December 31, 2008 because the valuation models use observable market inputs in addition to traded prices.

When, in our opinion, a decline in the fair value of an investment is considered to be other-than-temporary, such investment is written down to its fair value. When assessing if a decline in value is other-than-temporary, the factors considered include the length of time and extent to which fair value has been below cost, the probability that we will be unable to collect all amounts due under the contractual terms of the security, the seniority and duration of the securities (including estimates of prepayments and credit losses and sensitivity analysis of those estimates), company-specific news and other developments, the financial condition and prospects of the issuer (including credit ratings), macro-economic changes (including the outlook for industry sectors, which includes government policy initiatives) and our ability and intent to hold the investment for a period of time sufficient to allow for anticipated recovery.

Property and equipment

Property and equipment includes computer software acquired or developed for internal use and for use with our products. Software development costs, which include capitalized interest costs and certain payroll-related

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costs of employees directly associated with developing software, in addition to incremental payments to third parties, are capitalized from the time technological feasibility is established until the software is ready for use.

Depreciation on buildings and on furniture and equipment is computed using the straight-line method over estimated useful lives of 25 to 40 and 3 to 10 years, respectively. Capitalized software costs are amortized using the straight-line method over estimated useful lives of 3 to 10 years.

Title plants

Title plants are carried at original cost, with the costs of daily maintenance (updating) charged to expense as incurred. Because properly maintained title plants have indefinite lives and do not diminish in value with the passage of time, no provision has been made for depreciation or amortization. We continually analyze our title plants for impairment. This analysis includes, but is not limited to, the effects of obsolescence, duplication, demand and other economic factors.

Assets acquired in connection with claim settlements

In connection with settlement of title insurance and other claims, we sometimes purchase mortgages, deeds of trust, real property or judgment liens. These assets, sometimes referred to as “salvage assets,” are carried at the lower of cost or fair value less costs to sell and are included in other assets in our combined balance sheets. The balance for these assets was $38.5 million and $38.9 million at December 31, 2008 and 2007, respectively.

Goodwill

Goodwill is tested at least annually for impairment. We have selected September 30 as the annual valuation date to test goodwill for impairment. As of December 31, 2008, 2007 and 2006, no indications of impairment were identified.

The Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“ASC Topic 350-10-05”) impairment testing process includes two steps. The first step (“Step 1”) compares the fair value of each reporting unit to its book value. The fair value of each reporting unit is determined by using discounted cash flow analysis and market approach valuations. If the fair value of the reporting unit exceeds its book value, the goodwill is not considered impaired and no additional analysis is required. However, if the book value is greater than the fair value, a second step (“Step 2”) must be completed to determine if the fair value of the goodwill exceeds the book value of the goodwill.

Step 2 involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated impairment. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination, by measuring the excess of the estimated fair value of the reporting unit, as determined in the first step, over the aggregate estimated fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment loss is recorded for the excess. An impairment loss cannot exceed the carrying value of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.

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The valuation of goodwill requires assumptions and estimates of many critical factors including revenue growth, cash flows, market multiples and discount rates. Forecasts of future operations are based, in part, on operating results and our expectations as to future market conditions. These types of analyses contain uncertainties because they require us to make assumptions and to apply judgments to estimate industry economic factors and the profitability of future business strategies. However, if actual results are not consistent with our estimates and assumptions, we may be exposed to an additional impairment loss that could be material. Due to significant volatility in the current markets, our operations may be negatively impacted in the future to the extent that impairment charges may be required.

Other intangible assets

Our intangible assets consist of covenants not to compete, customer lists, trademarks and licenses. Each of these intangible assets, excluding licenses, is amortized on a straight-line basis over their useful lives ranging from 2 to 20 years and is subject to impairment tests on a periodic basis. Licenses are an intangible asset with an indefinite life and are therefore not amortized but rather tested for impairment by comparing the fair value of the license with its carrying value when an indicator of potential impairment has occurred. The carrying value for licenses as of December 31, 2008 and 2007 was $18.9 million.

Impairment of long-lived assets and loans receivable

We use estimated future cash flows (undiscounted and excluding interest) to measure the recoverability of long-lived assets held and used whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable. During the three years end December 31, 2008, 2007 and 2006, we did not record any impairment of long-lived assets.

We carry long-lived assets held for sale at the lower of cost or market as of the date that certain criteria have been met. As of December 31, 2008 and 2007 no long-lived assets were classified as held for sale.

In 2007, we had a $75.0 million investment in non-voting convertible preferred stock of a diversified provider of real estate settlement and related services that was subject to redemption on September 30, 2007, but was not redeemed as of that date. Based on the terms of the security, the convertible preferred stock was expected to be converted into common stock of that entity in the fourth quarter of 2007 based upon its appraised value, as determined by three independent appraisal firms. That conversion did not occur and based on the estimated fair value, we recognized an impairment loss on the non-voting convertible preferred stock of $60.1 million in 2007. During 2008, the investee declared bankruptcy and we impaired the remaining $14.9 million investment in the preferred stock and an additional $22.4 million related to note and other receivables.

Additionally, during 2007 we recognized $13.7 million of impairment losses on investment in affiliates and other long-term investments. 2007 marked the depth of the real estate crisis and many of the investments written off in whole or in part during 2007 were companies whose revenues, income or other prospects for success were largely determined by the overall amount of real estate activity or the amount of activity in the geographies where the specific company was operating. In making the determination as to whether an individual investment was other than temporarily impaired, we assessed the then-current and expected financial condition of each relevant entity, including, but not limited to, the anticipated ability of the entity to make its contractually required payments to us (with respect to debt obligations to us), the results of valuation work performed with respect to the entity, the entity’s anticipated ability to generate sufficient cash flows and the market conditions in the industry in which the entity was operating.

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Loans receivable are impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans receivable are measured at the present value of expected future cash flows discounted at the loan’s effective interest rate. As a practical expedient, the loan may be valued based on its observable market price or the fair value of the collateral, if the loan is collateral-dependent. No indications of impairment of loans receivable were identified during the three-year period ended December 31, 2008.

Reserve for known and incurred but not reported claims

We provide for title insurance losses by a charge to expense when the related premium revenue is recognized. The amount charged to expense is generally determined by applying a rate (the loss provision rate) to total title insurance operating revenues. We estimate the loss provision rate at the beginning of each year and reassess the rate quarterly to ensure that the resulting incurred but not reported (“IBNR”) loss reserve and known claims reserves included in our combined balance sheets together reflect our best estimate of the total costs required to settle all IBNR and known claims. If the ending IBNR reserve is not considered adequate, an adjustment is recorded.

The process of assessing the loss provision rate and the resulting IBNR reserve involves evaluation of the results of both an in-house actuarial review and independent actuarial study. Our in-house actuary performs a reserve analysis utilizing generally accepted actuarial methods that incorporate cumulative historical claims experience and information provided by in-house claims and operations personnel. Current economic and business trends are also reviewed and used in the reserve analysis. These include real estate and mortgage markets conditions, changes in residential and commercial real estate values, and changes in the levels of defaults and foreclosures that may affect claims levels and patterns of emergence, as well as any company-specific factors that may be relevant to past and future claims experience. Results from the analysis include, but are not limited to, a range of IBNR reserve estimates and a single point estimate for IBNR as of the balance sheet date.

For recent policy years at early stages of development (generally the last three years), IBNR was determined by applying an expected loss rate to operating revenue and adjusting for policy year maturity using the estimated loss development pattern. The expected loss rate is based on historical experience and the relationship of the history to the applicable policy years. This is a generally accepted actuarial method of determining IBNR for policy years at early development ages, and when claims data reflects unusual impacts. IBNR calculated in this way is lower than a multiplicative loss development factor calculation would produce. Factor-based development effectively extrapolates results to date forward through the lifetime of the policy year’s development. We believe the expected loss rate method is appropriate for recent policy years, because of the high level of loss emergence during the past two calendar years. This loss emergence is believed to consist largely of acceleration of claims that otherwise would have been realized later and one-time losses. Both of these effects are results of temporary economic conditions that are not expected to persist throughout the development lifetime of those policy years.

For more mature policy years (generally, policy years aged more than three years), IBNR was determined using multiplicative loss development factor calculations. These years were also exposed to adverse economic conditions during 2007-2008 that may have resulted in acceleration of claims and one-time losses. The possible extrapolation of these losses to future development periods by using factors was considered. The impact of economic conditions during 2007-2008 is believed to account for a much less significant portion of losses on policy years 2004 and prior than on recent policy years. Policy years 2004 and prior were at relatively mature ages when the adverse development period began in 2007, and much of their losses had already been incurred by then. In addition, the loss development factors for policy years 2005 and prior are low enough that the potential for over-extrapolation is limited to an acceptable level.

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Because of these factors and higher anticipated claims development during calendar year 2009 due to adverse conditions, we provided an additional $29 million in the IBNR reserve as of December 31, 2008.

We utilize an independent third party actuary who produces a report with estimates and projections of the same financial items described above. The third party actuary’s analysis uses generally accepted actuarial methods that may in whole or in part be different from those used by the in-house actuary. The third party actuary’s report is a second estimate that is used to validate the accuracy of the in-house analysis.

We use the point estimate of the projected IBNR from the in-house actuary’s analysis and other relevant information it may have concerning claims to determine what it considers to be the best estimate of the total amount required for the IBNR reserve.

Title insurance policies are long-duration contracts with the majority of the claims reported to us within the first few years following the issuance of the policy. Generally, 70 to 80 percent of claim amounts become known in the first five years of the policy life, and the majority of IBNR reserves relate to the five most recent policy years. A material change in expected ultimate losses and corresponding loss rates for policy years older than five years, while possible, is not considered reasonably likely by us. However, changes in expected ultimate losses and corresponding loss rates for recent policy years are considered likely and could result in a material adjustment to the IBNR reserves. Based on historical experience, we believe that a 50 basis point change to the loss rates for the most recent policy years, positive or negative, is reasonably likely given the long duration nature of a title insurance policy. For example, if the expected ultimate losses for each of the last five policy years increased or decreased by 50 basis points, the resulting impact on the IBNR reserve would be an increase or decrease, as the case may be, of $128.8 million as of December 31, 2008. The estimates made by us in determining the appropriate level of IBNR reserves could ultimately prove to be inaccurate and actual claims experience may vary from the expected claims experience.

We provide for property and casualty insurance losses when the insured event occurs. We provide for claims losses relating to our home warranty business based on the average cost per claim as applied to the total of new claims incurred. The average cost per home warranty claim is calculated using the average of the most recent 12 months of claims experience.

Operating revenues

Title premiums on policies issued directly by us are recognized on the effective date of the title policy and escrow fees are recorded upon close of the escrow. Revenues from title policies issued by independent agents are recorded when notice of issuance is received from the agent, which is generally when cash payment is received.

Revenues from home warranty contracts are recognized ratably over the 12-month duration of the contracts. Revenues from property and casualty insurance policies are recognized ratably over the 12-month duration of the policies.

Interest on loans of our thrift subsidiary is recognized on the outstanding principal balance on the accrual basis. Loan origination fees and related direct loan origination costs are deferred and recognized over the life of the loan. Revenues earned by our other products are recognized at the time of delivery, as we have no significant ongoing obligation after delivery.

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Premium taxes

Title insurance, property and casualty insurance and home warranty companies, like other types of insurers, are generally not subject to state income or franchise taxes. However, in lieu thereof, most states impose a tax based primarily on insurance premiums written. This premium tax is reported as a separate line item in the combined statements of income (loss) in order to provide a more meaningful disclosure of our taxation.

Income taxes

We account for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We evaluate the need to establish a valuation allowance for deferred tax assets based upon the amount of existing temporary differences, the period in which they are expected to be recovered and expected levels of taxable income. A valuation allowance to reduce deferred tax assets is established when it is “more likely than not” that some or all of the deferred tax assets will not be realized.

Our operations have been included in the consolidated federal tax return of First American. In addition, we have filed consolidated and unitary state income tax returns with First American in jurisdictions where required or permitted. The income taxes associated with our inclusion in First American’s consolidated federal and state income tax returns are included in the income tax receivable and income tax payable line items on the accompanying combined balance sheets. The provision for income taxes is computed as if we filed our federal and state income tax returns on a stand-alone basis.

We adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“ASC 740-10”) as of January 1, 2007. ASC 740-10 clarifies the accounting for uncertainties in income taxes recognized in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (ASC 740-10) by prescribing guidance for the recognition, derecognition and measurement in financial statements of income tax positions taken in previously filed returns or tax positions expected to be taken in tax returns, including a decision whether to file or not to file in a particular jurisdiction. ASC 740-10 requires that any liability created for unrecognized tax benefits be disclosed. The application of ASC 740-10 may also affect the tax bases of assets and liabilities and therefore may change or create deferred tax liabilities or assets. As a result of the adoption of ASC 740-10, we recorded a cumulative effect adjustment of $3.1 million as a reduction to invested equity as of January 1, 2007.

Share-based compensation

We participate in First American’s share-based compensation plans and record compensation expense based on First American equity awards granted to our employees.

Prior to January 1, 2006, First American measured its stock-based compensation using the intrinsic value approach under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), as permitted by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

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In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“ASC Topic 718-10-05”). This standard is a revision of SFAS 123 and supersedes APB 25 and its related implementation guidance. Effective January 1, 2006, First American adopted ASC Topic 718-10-05, which establishes standards for share-based awards for employee services. ASC Topic 718-10-05 has two transition method applications to choose from and First American selected the modified-prospective method, under which prior periods are not revised for comparative purposes. ASC Topic 718-10-05 focuses primarily on accounting for share-based payment transactions in which an entity obtains employee services. The standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). The cost is recognized over the period during which an employee is required to provide services in exchange for the award. In accordance with the modified prospective method, First American continues to use the Black-Scholes option-pricing model for all unvested options as of December 31, 2005. First American has selected the binomial lattice option-pricing model to estimate the fair value for any options granted after December 31, 2005. In conjunction with the adoption of ASC Topic 718-10-05, First American changed the method of attributing the value of share-based compensation expense from the accelerated multiple-option method to the straight-line single option method. Compensation expense for all share-based awards granted prior to January 1, 2006 is recognized using the accelerated multiple-option approach, while compensation expense for all share-based awards granted subsequent to January 1, 2006, is recognized using the straight-line single option method unless another expense attribution model is required by ASC Topic 718-10-05. As stock-based compensation expense recognized in the results of operations is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. ASC Topic 718-10-05 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Prior to 2006, forfeitures were recognized as they occurred. First American elected to apply the long-form method for determining the pool of windfall tax benefits and had a pool of windfall tax benefits upon adoption of ASC Topic 718-10-05.

In 2007, First American changed from granting stock options as the primary means of share-based compensation to granting restricted stock units (“RSUs”). The fair value of any RSU grant is based on the market value of First American shares on the date of grant and is generally recognized as compensation expense over the vesting period. RSUs granted to certain key employees have graded vesting and have a service and performance requirement and are therefore expensed using the accelerated multiple-option method to record share-based compensation expense. All other RSU awards have graded vesting and service is the only requirement to vest in the award and are therefore generally expensed using the straight-line single option method to record share-based compensation expense. RSUs receive dividend equivalents in the form of RSUs having the same vesting requirements as the RSUs initially granted.

In addition to stock options and RSUs, First American has an employee stock purchase plan that our employees participate in that allows eligible employees to purchase common stock of First American at 85.0% of the closing price on the last day of each month. Under the provisions of ASC Topic 718-10-05, First American recognizes an expense in the amount equal to the discount. For the years ended December 31, 2008, 2007 and 2006, the amount of the discount allocated to our employees and recognized by us was $0.7 million, $1.0 million and $0.7 million, respectively.

Employee Benefit Plans

We participate in First American’s employee benefit plans. We account for our employees’ participation as a multiple employer plan and record net periodic pension cost and the related pension liability associated with our employees.

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Effective December 31, 2006, First American adopted the recognition provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“ASC Topic 715-30-35”), an amendment of FASB Statements No. 87, “Employers’ Accounting for Pensions” (“ASC Topic 715-10-05”), No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” (“ASC Topic 712-10-15”), No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (“ASC Topic 715-10-15”), and No. 132(R), “Employers” Disclosures About Pensions and Other Post Retirement Benefits” (“ASC Topic 505-50-05”). This standard requires employers to recognize the overfunded or underfunded status of defined benefit postretirement plans as an asset or liability on their balance sheets and recognize changes in the funded status in the year in which changes occur through other comprehensive income, a component of invested equity. The funded status is measured as the difference between the fair value of plan assets and benefit obligation (the projected benefit obligation for pension plans and the accumulated postretirement benefit obligation for the other postretirement plans). Actuarial gains and losses and prior service costs and credits that have not been recognized as a component of net periodic benefit cost as of the statement adoption date are recorded as a component of accumulated other comprehensive income (loss). This standard also requires plan assets and obligations to be measured as of the employer’s balance sheet date. First American uses December 31 as its measurement date.

Prior to the adoption of the recognition provisions of ASC Topic 715-30-35 discussed above, First American accounted for its defined benefit pension plans under ASC Topic 715-10-05. ASC Topic 715-10-05 required that a liability (minimum pension liability) be recorded as a non-cash charge to accumulated other comprehensive income in invested equity. Under ASC Topic 715-10-05, changes in the funded status were not immediately recognized; rather they were deferred and recognized ratably over future periods. Upon adoption of the recognition provisions of ASC Topic 715-30-35, First American recognized the amounts of prior changes in the funded status of its post-retirement benefit plans through accumulated other comprehensive income (loss). We have recognized the amounts attributable to our employees for changes in the funded status of the post-retirement benefit plans through accumulated other comprehensive income (loss).

Foreign Currency

We operate in countries including Guam, Puerto Rico, the U.S. Virgin Islands, the Bahamas, Australia, Canada, Chile, China, Ireland, Latin America, Mexico, New Zealand, South Korea, the United Kingdom, Bulgaria, Croatia, the Czech Republic, Hungary, Poland, Romania, the Slovak Republic, Turkey, Spain and other territories and countries. The functional currencies of our foreign subsidiaries are their respective local currencies. The financial statements of the foreign subsidiaries are translated into U.S. dollars as follows: assets and liabilities at the exchange rate as of the balance sheet date, invested equity at the historical rates of exchange, and income and expense amounts at average rates prevailing throughout the period. Translation adjustments resulting from the translation of the subsidiaries’ accounts are included in accumulated other comprehensive income (loss), a component of invested equity. Gains and losses resulting from foreign currency transactions are included within other operating expenses.

Risk of real estate market

Real estate activity is cyclical in nature and is affected greatly by the cost and availability of long-term mortgage funds. Real estate activity and, in turn, the majority of our revenues can be adversely affected during periods of high interest rates, limited money supply and/or declining real estate values.

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Escrow Deposits and Trust Assets

We administer escrow deposits and trust assets as a service to our customers. Escrow deposits totaled $3.8 billion and $5.1 billion at December 31, 2008 and 2007, respectively, of which $1.04 billion and $679.7 million, respectively, were held at our subsidiaries. The escrow deposits held at our federal savings bank subsidiary, First American Trust, FSB, included in the accompanying combined balance sheets, with $909.3 million included in debt securities and $135.2 million included in cash and cash equivalents at December 31, 2008, with offsetting liabilities included in demand deposits. The escrow deposits held at First American Trust, FSB, and our thrift subsidiary, First Security Business Bank (“FSBB”), included in the accompanying combined balance sheets, with $679.7 million included in debt securities at December 31, 2007, with offsetting liabilities included in demand deposits. The remaining escrow deposits were held at third-party financial institutions.

Trust assets totaled $3.4 billion and $3.7 billion at December 31, 2008 and 2007, respectively, and were held at First American Trust, FSB. Escrow deposits held at third-party financial institutions and trust assets are not considered our assets and, therefore, are not included in the accompanying combined balance sheets. However, we could be held contingently liable for the disposition of these assets.

In conducting our operations, we often hold customers’ assets in escrow, pending completion of real estate transactions. As a result of holding these customers’ assets in escrow, we have ongoing programs for realizing economic benefits, including investment programs, borrowing agreements, and vendor services arrangements with various financial institutions. The effects of these programs are included in the combined financial statements as income or a reduction in expense, as appropriate, based on the nature of the arrangement and benefit earned.

Like-kind exchanges

We facilitate tax-deferred property exchanges for customers pursuant to Section 1031 of the Internal Revenue Code and tax-deferred reverse exchanges pursuant to Revenue Procedure 2000-37. As a facilitator and intermediary, we hold the proceeds from sales transactions and take temporary title to property identified by the customer to be acquired with such proceeds. Upon the completion of such exchange, the identified property is transferred to the customer or, if the exchange does not take place, an amount equal to the sales proceeds or, in the case of a reverse exchange, title to the property held by us is transferred to the customer. Like-kind exchange funds held by us for the purpose of completing such transactions totaled $0.6 billion and $1.5 billion at December 31, 2008 and 2007, respectively, of which $173.9 million and $0, respectively, were held at FSBB. The like-kind exchange deposits held at FSBB are included in the accompanying combined balance sheets, in cash and cash equivalents with offsetting liabilities included in demand deposits. The remaining exchange deposits were held at third-party financial institutions and, due to the structure utilized to facilitate these transactions, the proceeds and property are not considered our assets for accounting purposes and, therefore, are not included in the accompanying combined balance sheets. All such amounts are placed in bank deposits with FDIC insured institutions. We could be held contingently liable to the customer for the transfers of property, disbursements of proceeds and the return on the proceeds.

Recent Accounting Pronouncements:

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162” also issued as Accounting Standards Update No. 2009-01, “Generally

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Accepted Accounting Principles” (“ASC Topic 105-10”) which establishes the FASB Accounting Standards Codification (“the Codification” or “ASC”) as the official single source of authoritative U.S. generally accepted accounting principles (“GAAP”). All guidance contained in the Codification carries an equal level of authority. All existing accounting standards are superseded. All other accounting guidance not included in the Codification will be considered non-authoritative. The Codification also includes all relevant Securities and Exchange Commission (“SEC”) guidance organized using the same topical structure in separate sections within the Codification. Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. The Codification is not intended to change GAAP, but it will change the way GAAP is organized and presented. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Except for the disclosure requirements, the adoption of this statement did not have an impact on the determination or reporting of our combined financial statements. In order to ease the transition to the Codification, we are providing the Codification cross-reference alongside the references to the standards issued and adopted prior to the adoption of the Codification.

In September 2006, the FASB issued ASC Topic 820-10. ASC Topic 820-10 defines fair value, establishes a framework for measuring fair value within GAAP, and expands disclosure requirements regarding fair value measurements. Although ASC Topic 820-10 does not require any new fair value measurements, its application may, in certain instances, change current practice. Where applicable, ASC Topic 820-10 simplifies and codifies fair value related guidance previously issued within GAAP. In February 2008, the FASB issued FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157” (“ASC Topic 820-10-15-1”). ASC Topic 820-10-15-1 delayed the effective date of ASC Topic 820-10 for non-financial assets and non-financial liabilities until January 1, 2009. The provisions of ASC Topic 820-10 for financial assets and financial liabilities were applied as of January 1, 2008, and had no material effect on our combined financial statements. The provisions of ASC Topic 820-10 for non-financial assets and non-financial liabilities were applied as of January 1, 2009, and had no material effect on our combined financial statements. In October 2008, the FASB issued FASB Staff Position No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active” (“ASC Topic 820-10-65-2”). ASC Topic 820-10-65-2 clarifies the application of ASC Topic 820-10, in cases where a market is not active. We have considered ASC Topic 820-10-65-2 in our determination of estimated fair values as of December 31, 2008, and the impact was not material.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“ASC Topic 825-10”). This statement permits companies to choose to measure many financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. We adopted ASC Topic 825-10 effective January 1, 2008. We did not apply ASC Topic 825-10 to any assets or liabilities and, therefore, the adoption had no effect on our combined financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“ASC Topic 805-10”). ASC Topic 805-10 retains the fundamental requirements in Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”), that the acquisition method of accounting, previously known as the purchase method, be used for all business combinations and for an acquirer to be identified for each business combination. ASC Topic 805-10 establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill

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acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. ASC Topic 805-10 requires contingent consideration to be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value to be recognized in earnings until settled. ASC Topic 805-10 also requires acquisition-related transaction and restructuring costs to be expensed rather than treated as part of the cost of the acquisition. We adopted ASC Topic 805-10 on January 1, 2009 and the adoption of ASC Topic 805-10 had no material impact on our combined financial statements.

In April 2009, the FASB issued FASB Staff Position FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“ASC Topic 805-20-25-19”). The FASB carried forward the requirements in SFAS 141 for acquired contingencies, which would require that such contingencies be recognized at fair value on the acquisition date if fair value can be reasonably estimated during the allocation period. Otherwise, companies would typically account for the acquired contingencies in accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (“ASC 450-10”). As a result of the requirement to use the guidance in SFAS 141, the accounting for preacquisition contingencies may be an exception to the recognition and fair value measurement principles of ASC Topic 805-20-25-19. Additionally, the FASB changed the accounting for an acquiree’s pre-existing contingent consideration arrangement that was assumed by the acquirer as part of the business combination. Such arrangements will now be accounted for as contingent consideration by the acquirer. ASC Topic 805-20-25-19 had the same effective date as ASC Topic 805-10, and was effective for all business combinations for which the acquisition date was on or after January 1, 2009. We adopted ASC Topic 805-20-25-19 on January 1, 2009 and the adoption of ASC Topic 805-20-25-19 had no impact on our combined financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interest in Consolidated Financial Statements—an amendment of ARB No. 51” (“ASC Topic 810-10”). ASC Topic 810-10 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. ASC Topic 810-10 also establishes reporting requirements that provide disclosures that identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. ASC Topic 810-10 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests—all other requirements are to be applied prospectively. All periods presented in these combined financial statements reflect the presentation and disclosure requirements of ASC Topic 810-10. All other requirements of ASC Topic 810-10 are being applied prospectively. We adopted ASC Topic 810-10 on January 1, 2009. Except for the disclosure requirements, the adoption of ASC Topic 810-10 did not have an impact on our combined financial statements.

In April 2009, the FASB issued FASB Staff Position FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“ASC Topic 320-10-65-1”). ASC Topic 320-10-65-1 establishes a new method of recognizing and reporting other-than-temporary impairments of debt securities. It also contains additional disclosure requirements related to debt and equity securities and changes existing impairment guidance under ASC Topic 320-10. For debt securities, the “ability and intent to hold” provision is eliminated, and impairment is considered to be other-than-temporary if an entity (i) intends to sell the security, (ii) more likely than not will be required to sell the security before recovering its cost, or (iii) does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell). This new framework does not apply to equity securities (i.e., impaired equity securities will continue to be evaluated under previously existing guidance). The “probability” standard relating to the collectability of cash flows is eliminated, and impairment is now considered to be other-than-temporary if the present value of cash flows expected to be collected from the debt security is less than the amortized cost basis of the security. ASC Topic 320-10-65-1 also

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provides that for debt securities which (i) an entity does not intend to sell and (ii) it is not more likely than not that the entity will be required to sell before the anticipated recovery of its remaining amortized cost basis, the impairment is separated into the amount related to estimated credit losses and the amount related to all other factors. The amount of the total impairment related to all other factors is recorded in other comprehensive loss and the amount related to estimated credit loss is recognized as a charge against current period earnings. ASC Topic 320-10-65-1 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted. We elected to adopt ASC 320-10-65-1 in the first quarter of 2009. As a result of adopting ASC Topic 320-10-65-1, we recognized $10.6 million of losses associated with non-agency mortgage-backed and asset-backed securities for the nine months ended September 30, 2009, which amount relates to the present value of estimated credit losses on the securities.

In April 2009, the FASB issued FASB Staff Position FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“ASC Topic 820-10”). ASC Topic 820-10 indicates that if an entity determines that either the volume and/or level of activity for an asset or liability has significantly decreased (from normal conditions for that asset or liability) or price quotations or observable inputs are not associated with orderly transactions, increased analysis and management judgment will be required to estimate fair value. ASC Topic 820-10 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted. ASC Topic 820-10 must be applied prospectively. We elected to adopt ASC Topic 820-10 in the first quarter of 2009. The adoption of ASC Topic 820-10 had no material impact on our combined financial statements.

In April 2009, the SEC issued Staff Accounting Bulletin No. 111 (“SAB 111”) on other-than-temporary impairments. SAB 111 amends Topic 5.M. in the Staff Accounting Bulletin Series entitled “Other-Than-Temporary Impairment of Certain Investments in Debt and Equity Securities” (“Topic 5. M.”). SAB 111 maintains the SEC staff’s previous views related to equity securities and amends Topic 5.M. to exclude debt securities from its scope. We elected to adopt SAB 111 in the first quarter of 2009. SAB 111 did not have a material impact on our combined financial statements.

In April 2009, the FASB issued FASB Staff Position FAS 107-1 and Accounting Principles Board Opinion No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“ASC Topic 825-10-65-1”). ASC Topic 825-10-65-1 relates to fair value disclosures in public entity financial statements for financial instruments that are within the scope of Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments” (“ASC Topic 825-10”). This guidance increases the frequency of those disclosures, requiring public entities to provide the disclosures on a quarterly basis, rather than annually. ASC Topic 825-10-65-1 is effective for interim and annual periods ending after June 15, 2009. We adopted ASC Topic 825-10-65-1 in the second quarter of 2009. Except for the disclosure requirements, the adoption of ASC Topic 825-10-65-1 did not have an impact on our combined financial statements.

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, “Subsequent Events” (“ASC Topic 855-10”). ASC Topic 855-10 is modeled after the same principles as the subsequent event guidance in auditing literature with some terminology changes and additional disclosures. ASC Topic 855-10 is effective for interim and annual periods ending after June 15, 2009, and is required to be applied prospectively. We adopted ASC Topic 855-10 in the second quarter of 2009. Except for the disclosure requirements, the adoption of ASC Topic 855-10 had no impact on our combined financial statements.

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In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140” (“SFAS 166”). SFAS 166 removes the concept of a qualifying special-purpose entity from Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” (“ASC Topic 860-10”) establishes a new “participating interest” definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarifies and amends the derecognition criteria for a transfer to be accounted for as a sale, and changes the amount that can be recognized as a gain or loss on a transfer accounted for as a sale when beneficial interests are received by the transferor. Enhanced disclosures are also required to provide information about transfers of financial assets and a transferor’s continuing involvement with transferred financial assets. This statement must be applied as of the beginning of an entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We are currently evaluating the effect that adoption of this standard will have on our combined financial position and results of operations when it becomes effective in 2010.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 amends FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“ASC Topic 810-10”) to require an enterprise to qualitatively assess the determination of the primary beneficiary of a variable interest entity (“VIE”) based on whether the entity (1) has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (2) has the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. Also, SFAS 167 requires an ongoing reconsideration of the primary beneficiary, and amends the events that trigger a reassessment of whether an entity is a VIE. Enhanced disclosures are also required to provide information about an enterprise’s involvement in a VIE. This statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We are currently evaluating the effect that adoption of this standard will have on our combined financial position and results of operations when it becomes effective in 2010.

NOTE 2. Statutory Restrictions on Investments and Invested Equity:

Investments carried at $63.7 million were on deposit with state treasurers in accordance with statutory requirements for the protection of policyholders at December 31, 2008.

Pursuant to insurance and other regulations of the various states in which our insurance subsidiaries operate, the amount of dividends, loans and advances available from those subsidiaries is limited, principally for the protection of policyholders. Under such statutory regulations, the maximum amount of dividends, loans and advances available from our insurance subsidiaries in 2009 is $153.2 million.

Our title insurance subsidiary, First American Title Insurance Company, maintained statutory surplus of $602.0 million and $426.5 million as of December 31, 2008 and 2007, respectively. Statutory net loss for the year ended December 31, 2008 was $89.4 million and statutory net income for the years ended December 31, 2007 and 2006, was $12.1 million and $187.7 million, respectively.

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NOTE 3. Debt and Equity Securities:

The amortized cost and estimated fair value of investments in debt securities are as follows:

	Amortized cost	Gross unrealized		Estimated fair value
		gains	losses
	(in thousands)
December 31, 2008
U.S. Treasury bonds	$39,574	$3,436	$(4)	$43,006
Municipal bonds	80,136	1,610	(2,448)	79,298
Foreign bonds	97,371	3,300	(78)	100,593
Governmental agency bonds	128,403	3,448	(381)	131,470
Governmental agency mortgage-backed and asset-backed securities	1,167,724	8,744	(33,155)	1,143,313
Non-agency mortgage-backed and asset-backed securities	133,283	—	(49,749)	83,534
Corporate debt securities	114,208	1,643	(9,795)	106,056

	$1,760,699	$22,181	$(95,610)	$1,687,270

December 31, 2007
U.S. Treasury bonds	$42,034	$1,429	$(9)	$43,454
Municipal bonds	90,033	1,405	(232)	91,206
Foreign bonds	110,738	269	(559)	110,448
Governmental agency bonds	119,007	933	(33)	119,907
Governmental agency mortgage-backed and asset-backed securities	708,042	1,356	(7,107)	702,291
Non-agency mortgage-backed and asset-backed securities	152,051	489	(2,574)	149,966
Corporate debt securities	135,133	3,111	(1,591)	136,653

	$1,357,038	$8,992	$(12,105)	$1,353,925

The amortized cost and estimated fair value of debt securities at December 31, 2008, by contractual maturities, are as follows:

	Amortized cost	Estimated fair value
	(in thousands)
Due in one year or less	$71,031	$71,464
Due after one year through five years	228,193	229,339
Due after five years through ten years	72,355	72,437
Due after ten years	88,113	87,183

	459,692	460,423
Mortgage-backed and asset-backed securities	1,301,007	1,226,847

	$1,760,699	$1,687,270

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The cost and estimated fair value of investments in equity securities are as follows:

	Cost	Gross unrealized		Estimated fair value
		gains	losses
	(in thousands)
December 31, 2008
Preferred stocks	$48,487	$63	$(14,014)	$34,536
Common stocks	62,187	1,091	(20,431)	42,847

	$110,674	$1,154	$(34,445)	$77,383

December 31, 2007
Preferred stocks	$6,600	$138	$(894)	$5,844
Common stocks	50,415	8,696	(3,831)	55,280

	$57,015	$8,834	$(4,725)	$61,124

Sales of debt and equity securities resulted in realized gains of $6.3 million, $3.4 million and $4.5 million and realized losses of $5.7 million, $1.2 million and $2.7 million for the years ended December 31, 2008, 2007 and 2006, respectively.

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We had the following gross unrealized losses as of December 31, 2008 and December 31, 2007:

	12 months or less		12 months or longer		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	(in thousands)
December 31, 2008
Debt securities
U.S. Treasury bonds	$246	$(4)	$—	$—	$246	$(4)
Municipal bonds	1,149	(8)	20,550	(2,440)	21,699	(2,448)
Foreign bonds	2,798	(1)	6,329	(77)	9,127	(78)
Governmental agency bonds	13,099	(75)	296	(306)	13,395	(381)
Governmental agency mortgage-backed and asset-backed securities	350,308	(10,784)	399,210	(22,371)	749,518	(33,155)
Non-agency mortgage-backed and asset-backed securities	27,289	(17,361)	56,246	(32,388)	83,535	(49,749)
Corporate debt securities	13,568	(1,029)	61,078	(8,766)	74,646	(9,795)

Total debt securities	408,457	(29,262)	543,709	(66,348)	952,166	(95,610)
Equity securities	35,857	(15,056)	23,096	(19,389)	58,953	(34,445)

Total	$444,314	$(44,318)	$566,805	$(85,737)	$1,011,119	$(130,055)

December 31, 2007
Debt securities
U.S. Treasury bonds	$—	$—	$2,326	$(9)	$2,326	$(9)
Municipal bonds	250	—	14,719	(232)	14,969	(232)
Foreign bonds	19,220	(73)	49,805	(486)	69,025	(559)
Governmental agency bonds	1,118	(3)	10,601	(30)	11,719	(33)
Governmental agency mortgage-backed and asset-backed securities	12,173	(451)	538,101	(6,656)	550,274	(7,107)
Non-agency mortgage-backed and asset-backed securities	—	—	99,037	(2,574)	99,037	(2,574)
Corporate debt securities	14,457	(317)	65,676	(1,274)	80,133	(1,591)

Total debt securities	47,218	(844)	780,265	(11,261)	827,483	(12,105)
Equity securities	4,673	(862)	24,085	(3,863)	28,758	(4,725)

Total	$51,891	$(1,706)	$804,350	$(15,124)	$856,241	$(16,830)

The current disruptions in the capital and credit markets have resulted in extreme volatility and disruption to the financial markets. Including the tightening of credit markets, significant failures of large financial institutions, uncertainty regarding the effectiveness of governmental solutions, as well as the current recession, these and other factors, are contributing to the decrease in fair values of the investment portfolio as of December 31, 2008. It is possible that we could recognize impairment losses on some securities we own at December 31, 2008 if future events, information and the passage of time cause us to determine that a decline in value is other-than temporary.

We recognized a $31.2 million pre-tax impairment charge in the third quarter of 2008 related to our investments in perpetual preferred securities issued by Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”). The impairment was due to actions taken by the United States government with respect to Fannie Mae and Freddie Mac.

When, in our opinion, a decline in the fair value of an equity security is considered to be other-than-temporary, such equity security is written down to its fair value. When assessing if a decline in value is

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other-than-temporary, the factors considered include the length of time and extent to which fair value has been below cost, the probability that we will be unable to collect all amounts due under the contractual terms of the security, the seniority and duration of the securities (including estimates of prepayments and credit losses and sensitivity analysis of those estimates), issuer-specific news and other developments, the financial condition and prospects of the issuer (including credit ratings), macro-economic changes (including the outlook for industry sectors, which includes government policy initiatives) and our ability and intent to hold the investment for a period of time sufficient to allow for anticipated recovery.

As of December 31, 2008, we held 43 common equity securities and 15 preferred equity securities that were in an unrealized loss position for greater than 12 months (total unrealized loss of $17.1 million for the common equity securities and $2.3 million for the preferred equity securities). As it relates to the common securities, $13.7 million of the unrealized losses at December 31, 2008 were in 5 diversified investment funds. As it relates to the preferred equity securities, $0.8 million of the unrealized losses at December 31, 2008 were in securities of 2 financial institutions, Bank of America and Citigroup, the value of which significantly recovered subsequent to December 31, 2008.

Most of these equity securities are in the financial services sector, which we believe to be in a temporary, though potentially protracted, downturn. While the duration of disruption in the financial services sector, and accompanying depressed market values of industry participants’ equity securities, are unknown, we believe a full recovery is likely and we have the ability and intent to hold the equity securities that are currently in an unrealized loss position until that recovery occurs. We believe that the United States government’s adopted policy of stabilizing the financial services sector is an important factor in its determination that the sector will return to a more normal operating environment. We also assessed the historic and current credit ratings of the individual issuers, the capital adequacy and anticipated profitability of each issuer, and any changes to the investments’ fair value subsequent to the balance sheet date. Based on these factors, we have concluded that none of the individual investments, other than the preferred securities discussed above, were other than temporarily impaired as of December 31, 2008.

The following table presents our available-for-sale investments measured at fair value on a recurring basis as of December 31, 2008, classified using the ASC Topic 820-10 valuation hierarchy:

	Carrying Balance as of December 31, 2008	Level 1	Level 2
	(in thousands)
Debt securities
U.S. Treasury bonds	$43,006	$—	$43,006
Municipal bonds	79,298	—	79,298
Foreign bonds	100,593	—	100,593
Governmental agency bonds	131,470	—	131,470
Governmental agency mortgage-backed and asset-backed securities	1,143,313	—	1,143,313
Non-agency mortgage-backed and asset-backed securities	83,534	—	83,534
Corporate debt securities	106,056	—	106,056

	1,687,270	—	1,687,270

Equity securities
Preferred stocks	34,536	34,536	—
Common stocks	42,847	42,847	—

	77,383	77,383	—

	$1,764,653	$77,383	$1,687,270

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We had no securities at the date of adoption or December 31, 2008 that were valued at Level 3 of the valuation hierarchy.

NOTE 4. Loans Receivable:

Loans receivable are summarized as follows:

	December 31
	2008	2007
	(in thousands)
Real estate—mortgage	$153,853	$119,036
Other	69	51

	153,922	119,087
Allowance for loan losses	(1,600)	(1,488)
Participations sold	(799)	(828)
Deferred loan fees, net	169	(20)

	$151,692	$116,751

Real estate loans are collateralized by properties located primarily in Southern California. The average yield on the loan portfolio was 7.08% and 7.58% for the years ended December 31, 2008 and 2007, respectively. Average yields are affected by prepayment penalties recorded as income, prepayment speeds, loan fees amortized to income and the market interest rates.

The allowance for loan losses is maintained at a level that is considered appropriate by us to provide for known risks in the portfolio.

The aggregate annual maturities for loans receivable are as follows:

Year	(in thousands)
2009	$327
2010	25
2011	3,304
2012	3,782
2013	2,599
2014 and thereafter	143,885

$153,922

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NOTE 5. Property and Equipment:

Property and equipment consists of the following:

	December 31
	2008	2007
	(in thousands)
Land	$38,766	$37,904
Buildings	263,873	277,230
Furniture and equipment	278,145	273,138
Capitalized software	245,637	205,335
Property under capital leases, net of deferred gain	—	74,190

	826,421	867,797
Accumulated depreciation and amortization	(429,171)	(428,826)

	$397,250	$438,971

In December 2004, we entered into a sale-leaseback transaction for certain equipment and capitalized software. This transaction, which totaled $122.0 million, was accounted for as a capital lease and as of December 31, 2007, equipment and capitalized software with a net book value of $18.4 million and $13.3 million, respectively, including accumulated depreciation of $30.5 million and $12.0 million, respectively, and the related obligation were included in the accompanying combined balance sheets. The sale-leaseback expired in 2008.

NOTE 6. Goodwill:

A reconciliation of the changes in the carrying amount of goodwill, by operating segment, as of December 31, 2008 and 2007, is as follows:

	Balance as of January 1, 2008	Acquired during the year	Dispositions	Other/ post acquisition adjustments	Balance as of December 31, 2008
	(in thousands)
Title Insurance	$785,782	$9,877	$(6,025)	$(29,490)	$760,144
Specialty Insurance	41,526	4,531	—	—	46,057

	$827,308	$14,408	$(6,025)	$(29,490)	$806,201

	Balance as of January 1, 2007	Acquired during the year	Dispositions	Other/ Post acquisition adjustments	Balance as of December 31, 2007
	(in thousands)
Title Insurance	$781,553	$31,465	$(28,260)	$1,024	$785,782
Specialty Insurance	21,361	20,165	—	—	41,526

	$802,914	$51,630	$(28,260)	$1,024	$827,308

Our reporting units, for purposes of applying the provisions of ASC Topic 350-10-05, are title insurance, home warranty, property and casualty insurance and trust and other services.

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Recent market conditions and economic events have had an overall negative impact on our operations and related financials results. In accordance with ASC Topic 350-10-05 and consistent with prior years, our policy is to perform an annual goodwill impairment test for each reporting unit in the fourth quarter using data as of September 30. Impairment analyses were not performed at any other time in the year as no triggering events requiring such an analysis occurred.

Due to significant volatility in the current markets, our operations may be negatively impacted in the future to the extent that exposure to impairment losses may be increased. The 2008, 2007 and 2006 evaluations did not indicate impairment in any reporting units.

The disposition of $28.3 million during the twelve months ended December 31, 2007 relates to the contribution of a combined subsidiary, including the goodwill, to a newly formed investment in affiliate.

The activity in the above reconciliation for other/ post acquisition adjustments primarily relates to the effect of foreign currency exchange adjustments.

NOTE 7. Other Intangible Assets:

Other intangible assets consist of the following:

	December 31
	2008	2007
	(in thousands)
Covenants not to compete	$38,307	$41,732
Customer lists	66,026	66,371
Trademarks and licenses	32,063	28,783

	136,396	136,886
Accumulated amortization	(48,705)	(36,771)

	$87,691	$100,115

Amortization expense for other finite-lived intangible assets was $16.0 million, $15.9 million and $12.5 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Estimated amortization expense for other finite-lived intangible assets anticipated for the next five years is as follows:

Year	(in thousands)
2009	$14,356
2010	$11,712
2011	$10,325
2012	$8,313
2013	$9,047

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

NOTE 8. Demand Deposits:

Escrow, passbook and investment certificate accounts are summarized as follows:

	December 31
	2008	2007
	(in thousands, except percentages)
Escrow accounts:
Interest bearing	$732,648	$234,708
Non-interest bearing	311,880	445,026

	1,044,528	679,734

Passbook accounts	217,356	20,100

Certificate accounts:
Less than one year	22,479	26,288
One to five years	13,858	17,563

	36,337	43,851

	$1,298,221	$743,685

Annualized interest rates:
Escrow deposits	1.37%	3.48%

Passbook accounts	1.13%	4.00%

Certificate accounts	4.36%	5.11%

NOTE 9. Reserve for Known and Incurred But Not Reported Claims:

Activity in the reserve for known and incurred but not reported claims is summarized as follows:

	December 31
	2008	2007	2006
	(in thousands)
Balance at beginning of year	$1,332,337	$909,713	$642,087
Provision related to:
Current year	432,033	509,476	430,511
Prior years	77,530	366,379	207,845

	509,563	875,855	638,356

Payments related to:
Current year	180,806	141,448	168,909
Prior years	301,346	326,211	195,715

	482,152	467,659	364,624

Other	(33,466)	14,428	(6,106)

Balance at end of year	$1,326,282	$1,332,337	$909,713

“Other” primarily represents reclassifications to the reserve for assets acquired in connection with claim settlements and purchase accounting adjustments related to our acquisitions and foreign currency gains/losses.

FIRST AMERICAN FINANCIAL CORPORATION

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Claims activity associated with reinsurance is not material and, therefore, not presented separately. Current year payments include $148.1 million, $142.5 million and $130.9 million in 2008, 2007 and 2006, respectively, that primarily relate to our specialty insurance segment. Prior year payments include $23.3 million, $24.0 million and $23.1 million in 2008, 2007 and 2006, respectively, that relate to our specialty insurance segment.

The provision for title insurance losses, expressed as a percentage of title insurance operating revenues, was 8.6% in 2008, 13.1% in 2007 and 8.1% in 2006. During the fourth quarter of 2008, we recorded $78.0 million in title insurance reserve strengthening adjustments. The adjustments reflect changes in estimates for ultimate losses expected, primarily from policy years 2006 and 2007. The changes in estimates resulted primarily from higher than expected claims emergence, in both frequency and aggregate amounts, experienced during 2008, particularly for policy year 2007. There were many factors that impacted the claims emergence, including but not limited to: decreases in real estate prices during 2008; increases in defaults and foreclosures during 2008; and higher than expected claims emergence from lenders policies. Some of the additional emergence is believed to be from a change in the mix of claims toward faster-emerging claim types, shifting the aggregate development pattern toward greater emergence in the early years of development.

The current economic environment appears to have more potential for volatility than usual over the short term, particularly in regard to real estate prices and mortgage defaults, which directly affect title claims. Relevant contributing factors include general economic instability and government actions that may mitigate or exacerbate recent trends. Other factors, including factors not yet identified, may also influence claims development. This environment results in increased potential for actual claims experience to vary significantly from projections, in either direction, which would directly affect the claims provision. If actual claims vary significantly from expected, reserves may need to be adjusted to reflect updated estimates of future claims.

The volume and timing of title insurance claims are subject to cyclical influences from real estate and mortgage markets. Title policies issued to lenders are a large portion of our title insurance volume. These policies insure lenders against losses on mortgage loans due to title defects in the collateral property. Even if an underlying title defect exists that could result in a claim, often the lender must realize an actual loss, or at least be likely to realize an actual loss, for title insurance liability to exist. As a result, title insurance claims exposure is sensitive to lenders’ losses on mortgage loans, and is affected in turn by external factors that affect mortgage loan losses.

A general decline in real estate prices can expose lenders to greater risk of losses on mortgage loans, as loan-to-value ratios increase and defaults and foreclosures increase. This environment increases the potential for claims on lenders title policies. Title insurance claims exposure for a given policy year is also affected by the quality of mortgage loan underwriting during the corresponding origination year. We believe that sensitivity of claims to external conditions in real estate and mortgage markets is an inherent feature of title insurance’s business economics that applies broadly to the title insurance industry. Lenders have been experiencing higher losses on mortgage loans from prior years, including loans that were originated during the past several years. These losses have led to higher title insurance claims on lenders policies, and also have accelerated the reporting of claims that would or may have been realized later under more normal conditions.

Loss ratios (projected to ultimate value) for policy years 1991-2004 are all below 6.0% and average 4.8%. By contrast, loss ratios for policy years 2005-2007 range from 7.5% to 7.7%. The major causes of the higher loss ratios for those three policy years are believed to be confined mostly to that period. These causes included: rapidly increasing residential real estate prices which led to an increase in the incidences of fraud, lower mortgage loan underwriting standards and a higher concentration than usual of subprime mortgage loan originations.

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The projected ultimate loss ratio for policy year 2008 is 6.6%, which is lower than the ratios for 2005 through 2007. This is based in part on an assumption that more favorable underwriting conditions existed in 2008 than in 2005-2007, including tighter loan underwriting standards and lower housing prices.

During the latter part of 2007 and 2008, mortgage loan underwriting standards became more stringent and housing price levels decreased. These increased standards would be expected to reduce the claims risk for title insurance policies issued later in 2007 and in 2008. While the second half of policy year 2007 initially showed signs of more favorable claims experience, development during calendar year 2008 for policy year 2007 was greater than expected. Higher-than-expected development on lenders policies surpassed favorable experience on owners policies. This is believed to be due to severe declines in real estate prices during 2008 in combination with high foreclosure rates, which are conditions that generally increase the frequency and severity of title claims on lenders policies for recent policy years. In early 2008, the current credit environment was tighter than in 2007, resulting in higher quality mortgage loans underlying current title policies and a lower proportion of subprime loans. Lower residential real estate prices also reduce potential risk exposure on policies being issued currently. For these reasons we expect the trend of declining policy year loss ratios to continue with the 2008 policy year.

The rate for 2007 included $365.9 million in reserve strengthening adjustments, which reflected changes in estimates for ultimate losses expected, primarily from policy years 2004 through 2006. The changes in estimates resulted primarily from higher than expected claims emergence, in both frequency and aggregate amounts, experienced during 2007. There were many factors that impacted the claims emergence, including but not limited to: decreases in real estate prices during 2007; increases in defaults and foreclosures during 2007; a large single fraud loss from a closing protection letter claim involving multiple properties; higher-than-expected claims emergence for business from a large agent; and higher-than-expected claims emergence from a recently-acquired underwriter.

In October 2007, parts of Southern California were impacted by wildfires that damaged a significant number of properties in the region. Our specialty insurance segment has homeowners’ policies that cover homes in the affected areas of Southern California. Under the terms of reinsurance agreements in effect, our exposure related to the wildfires was $6.5 million.

A summary of our loss reserves, broken down into its components of known title claims, incurred but not reported claims and non-title claims, follows:

(in thousands except percentages)	December 31, 2008		December 31, 2007
Known title claims	$234,380	17.7%	$188,279	14.1%
IBNR	1,035,779	78.1%	1,096,230	82.3%

Total title claims	1,270,159	95.8%	1,284,509	96.4%
Non-title claims	56,123	4.2%	47,828	3.6%

Total loss reserves	$1,326,282	100.0%	$1,332,337	100.0%

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

NOTE 10. Notes and Contracts Payable and Allocated Portion of First American Debt:

	December 31
	2008	2007
	(in thousands)
Trust deed notes with maturities through 2032, collateralized by land and buildings with a net book value of $40,793, weighted-average interest rate of 5.2%	$52,081	$55,789
Other notes and contracts payable with maturities through 2017, weighted-average interest rate of 6.7%	101,888	199,890
5.68% capital lease obligation, due in 2008	—	50,903

	$153,969	$306,582

In December 2004, we entered into a sale-leaseback transaction for certain equipment and capitalized software. The transaction totaled $122.0 million and was accounted for as a capital lease. The capital lease bore interest at a rate of 5.68%. The assets and related obligation have been included in the accompanying combined financial statements. The sales-leaseback expired in 2008.

The weighted-average interest rate for our notes and contracts payable was 6.2% and 6.0% at December 31, 2008 and 2007, respectively.

We were allocated $140.0 million from First American’s line of credit at December 31, 2008 as this amount directly relates to our operations. First American drew on its line of credit and transferred the cash to our subsidiary in 2008 to fund our subsidiary’s statutory capital and surplus.

	December 31
	2008	2007
	(in thousands)
Line of credit borrowings due July 2012, weighted average interest rate of 4.45%	$140,000	$—

	$140,000	$—

In November 2005, First American amended its $500.0 million credit agreement that was originally entered into in August 2004. The November 2005 amendment extended the expiration date to November 2010 and permitted First American to increase the credit amount to $750.0 million under certain circumstances. In July 2007, the credit agreement was further amended to extend the expiration date to July 2012. Under the credit agreement First American is required to maintain certain minimum levels of capital and earnings and meet predetermined debt-to-capitalization ratios. At December 31, 2008, First American was in compliance with the debt covenants under the amended and restated credit agreement.

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The aggregate annual maturities for notes and contracts payable and allocated portion of First American debt in each of the five years after December 31, 2008, are as follows:

Year	Notes payable
(in thousands)
2009	$52,065
2010	32,061
2011	18,791
2012	147,722
2013	4,704
Thereafter	38,626

$293,969

NOTE 11. Investment and Other Income:

The components of investment and other income are as follows:

	Year ended December 31,
	2008	2007	2006
	(in thousands)
Interest:
Cash equivalents and deposits with savings and loan associations and banks	$42,568	$92,905	$39,808
Debt securities	57,213	67,976	75,188
Other long-term investments	30,913	55,739	51,400
Loans receivable	9,055	8,556	7,650
Dividends on marketable equity securities	5,403	6,926	5,971
Equity in earnings (losses) of uncombined affiliates	(2,642)	9,162	14,417
Trust and banking activities	23,032	13,870	17,696
Other	8,206	14,354	14,741

	$173,748	$269,488	$226,871

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

NOTE 12. Income Taxes:

For the years 2008, 2007 and 2006, domestic and foreign (loss) income before income taxes was $(132.4) million and $16.5 million, $(255.6) million and $46.8 million and $336.2 million and $35.4 million, respectively.

Income tax (benefit) expense is summarized as follows:

	Year ended December 31,
	2008	2007	2006
	(in thousands)
Current:
Federal	$(28,713)	$(6,675)	$169,758
State	6,881	1,569	10,800
Foreign	11,475	20,468	17,429

	(10,357)	15,362	197,987

Deferred:
Federal	(25,228)	(103,863)	(52,316)
State	(1,008)	3,071	14,898
Foreign	(6,840)	(957)	(2,668)

	(33,076)	(101,749)	(40,086)

	$(43,433)	$(86,387)	$157,901

Income tax (benefit) expense differs from the amounts computed by applying the federal income tax rate of 35.0%. A reconciliation of this difference is as follows:

	Year ended December 31,
	2008	2007	2006
	(in thousands)
Taxes calculated at federal rate	$(44,321)	$(78,992)	$122,127
State taxes, net of federal benefit	3,735	1,419	20,060
Tax effect of noncontrolling interests	1,096	2,443	3,064
Dividends received deduction	(526)	(1,288)	(824)
Change in FIN 48	(1,710)	(2,731)	6,003
Exclusion of certain meals and entertainment expenses	3,745	5,139	6,642
Foreign taxes (less than) in excess of federal rate	(1,535)	112	(184)
Other items, net	(3,917)	(12,489)	1,013

	$(43,433)	$(86,387)	$157,901

Our effective income tax rate (income tax expense (benefit) as a percentage of income (loss) before income taxes) was 37.5% for 2008, 41.4% for 2007 and 42.5% for 2006. The effective income tax rate includes a provision for state income and franchise taxes for noninsurance subsidiaries. The absolute differences in the effective tax rates for 2008 and 2007 were primarily due to changes in the ratio of permanent differences to income before income taxes and noncontrolling interests, reserve adjustments recorded in 2008 and 2007, for which corresponding tax benefits were recognized, as well as changes in state and foreign income and franchise taxes resulting from fluctuations in our noninsurance and foreign subsidiaries’ contribution to pretax profits. In addition, certain interest and penalties relating to liabilities for uncertain tax positions were released during the

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

year based on changes in facts and circumstances associated with the related tax uncertainty. We continue to monitor the realizability of recognized, impairment and unrecognized losses recorded through December 31, 2008. We believe it is more likely than not that the tax benefits associated with those losses will be realized. However, this determination is a judgment and could be impacted by further market fluctuations.

The primary components of temporary differences that give rise to our net deferred tax assets are as follows:

	December 31
	2008	2007
	(in thousands)
Deferred tax assets:
Deferred revenue	$6,140	$6,224
Employee benefits	64,874	63,015
Bad debt reserves	15,506	12,986
Loss reserves	45,773	55,800
Claims and related salvage	47,458	56,541
Pension	90,693	61,509
Loss on investments	33,955	683
Capital loss carryforward	40,202	—
Net operating loss carryforward	19,339	1,613
Other	17,135	13,471

	381,075	271,842

Deferred tax liabilities:
Depreciable and amortizable assets	131,656	127,211
Investment in affiliates	16,493	12,796
Other	12,781	20,719

	160,930	160,726

Net deferred tax asset before valuation allowance	220,145	111,116

Valuation allowance	(19,922)	(5,311)

Net deferred tax asset	$200,223	$105,805

The exercise of stock options represents a tax benefit or expense and has been reflected as a reduction or increase of taxes payable and an increase or decrease to the invested equity account. The benefits or expenses recorded were $0.4 million expense, $5.3 million benefit and $3.5 million benefit for the years ended December 31, 2008, 2007 and 2006, respectively.

At December 31, 2008, we had available federal, state and foreign net operating-loss carryforwards totaling, in aggregate, approximately $57.2 million for income tax purposes, of which $25.1 million has an indefinite expiration. The remaining $32.1 million begins to expire at various times beginning in 2009.

We have a capital loss carryforward of $77.6 million that expires in 2013. In addition, we have impairment and unrealized losses of $132.9 million which includes $72.1 million of unrealized losses related to debt securities that we have the ability and intent to hold to recovery. We continue to monitor the realizability of these losses and believe it is more likely than not that the tax benefits associated with these losses will be realized. In making that determination we have identified certain prudent and feasible tax planning strategies, including the

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

sale of certain non-core businesses and assets that we will implement unless the need to do so is eliminated in the future. However, this determination is a judgment and could be impacted by further market fluctuations.

The valuation allowance relates to deferred tax assets for certain federal, state and foreign net operating-loss carryforwards and foreign tax credits. Utilization of certain pre-acquisition net operating losses is subject to limitations by the Internal Revenue Code and State jurisdictions. We evaluate the realizability of our deferred tax assets by assessing the valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our recent cumulative income or loss, forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve the forecasted taxable income in the applicable taxing jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in our effective tax rate on future earnings. The increase in the valuation allowance in 2008 primarily results from current year losses from foreign subsidiaries and foreign tax credits generated in prior years.

As of December 31, 2008, United States taxes were not provided for on the earnings of our foreign subsidiaries, as we invested or expect to invest the undistributed earnings of approximately $82.0 million indefinitely. If in the future these earnings are repatriated to the United States, or if we determine that the earnings will be remitted in the foreseeable future, additional tax provisions may be required. It is not practical to calculate the deferred taxes associated with these earnings; however foreign tax credits may be available to reduce federal income taxes in the event of distribution.

As of December 31, 2008, the liability for income taxes associated with uncertain tax positions was $18.9 million. This liability can be reduced by $2.6 million of offsetting tax benefits associated with the correlative effects of potential adjustments including state income taxes and timing adjustments. The net amount of $16.3 million, if recognized, would favorably affect our effective tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2008 and 2007 is as follows:

	December 31
	2008	2007
	(in thousands)
Unrecognized tax benefits—opening balance	$22,800	$70,900
Gross increases—tax positions in prior period	—	—
Gross decreases—tax positions in prior period	(900)	(45,600)
Gross increases—current period tax positions	600	1,900
Expiration of the statute of limitations for the assessment of taxes	(3,600)	(4,400)

Unrecognized tax benefits—ending balance	$18,900	$22,800

The majority of the net change in the unrecognized tax benefits related to prior periods resulted from our successful resolution of the tax treatment of certain temporary differences.

Our continuing practice is to recognize interest and penalties, if any, related to uncertain tax positions in tax expense. As of December 31, 2008 and 2007, we had accrued $3.4 million and $1.7 million, respectively, of interest and penalties (net of tax benefits of $1.2 million and $1.0 million) related to uncertain tax positions.

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

We or one of our subsidiaries file income tax returns in the U.S. federal jurisdiction, various state jurisdictions and various non-U.S. jurisdictions. The primary non-federal jurisdictions are California, Florida, New York, Texas and Canada. We are no longer subject to U.S. federal, state and non-U.S. income tax examinations by taxing authorities primarily for years prior to 2005.

It is reasonably possible that the amount of the unrecognized benefit with respect to certain of our unrecognized tax positions may significantly increase or decrease within the next 12 months. These changes may be the result of items such as ongoing audits, competent authority proceedings related to transfer pricing or the expiration of federal and state statute of limitations for the assessment of taxes. We estimate that decreases in unrecognized tax benefits within the next 12 months will total approximately $6.8 million.

We record a liability for potential tax assessments based on our estimate of the potential exposure. New tax laws and new interpretations of laws and rulings by tax authorities may affect the liability for potential tax assessments. Due to the subjectivity and complex nature of the underlying issues, actual payments or assessments may differ from estimates. To the extent our estimates differ from actual payments or assessments, income tax expense is adjusted. Our income tax returns in several jurisdictions are being examined by various tax authorities. We believe that adequate amounts of tax and related interest, if any, have been provided for the adjustments that are expected to result from these examinations.

NOTE 13. Employee Benefit Plans:

First American has benefit plans covering substantially all employees, including a 401(k) savings plan (the “Savings Plan”), an employee stock purchase plan and a defined benefit pension plan. We participate in First American’s employee benefit plans and record net periodic pension cost and the related pension liability associated with our employees.

The Savings Plan allows for employee-elective contributions up to the maximum deductible amount as determined by the Internal Revenue Code. First American makes discretionary contributions to the Savings Plan based on profitability, as well as contributions of the participants. There was no expense for the year ended December 31, 2008 related to the Savings Plan as a result of the determination that First American did not meet the requirement for a profit driven 401(k) match. The Savings Plan allows the participants to purchase First American’s common stock as one of the investment options, subject to certain limitations. The Savings Plan held 7,312,000 and 8,438,000 shares of First American’s common stock, representing 7.9% and 9.2% of the total shares outstanding at December 31, 2008 and 2007, respectively. Our expense related to the Savings Plan amounted to $25.9 million and $27.8 million for the years ended December 31, 2007 and 2006, respectively. This expense represents the discretionary contribution made by First American to our employees’ accounts.

First American’s defined benefit pension plan is a noncontributory, qualified, defined benefit plan with benefits based on the employee’s years of service. First American’s policy is to fund all accrued pension costs. Contributions are intended to provide not only for benefits attributable to past service, but also for those benefits expected to be earned in the future. First American also has nonqualified, unfunded supplemental benefit plans covering certain key management personnel. The expenses associated with these plans that relate to our employees have been allocated to us.

First American amended and restated the Executive and Management Supplemental Benefit Plans on November 1, 2007. The period over which compensation that is used to determine the benefit level was changed from the average of the three highest years out of the ten years preceding retirement to the average of the last five

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

calendar years preceding retirement. The maximum benefit under the executive plan is now 30% and remains at 15% under the management plan. Under both plans, the maximum benefits are now attained at age 62. The expenses associated with these plans that relate to our employees have been allocated to us.

Certain of our subsidiaries have separate savings plans and our international subsidiaries have other employee benefit plans that are included in the Other plans, net line item shown below.

The following table provides the principal components of benefit plan expenses (gains) associated with our employees directly attributable to our business for the three years ended December 31, 2008, 2007 and 2006:

	Year ended December 31,
	2008	2007	2006
	(in thousands)
Expense:
Savings plan	$—	$25,855	$27,842
Defined benefit pension plans	(395)	5,912	8,904
Unfunded supplemental benefit plans	21,780	25,971	20,180
Other plans, net	1,071	3,017	1,040

	$22,456	$60,755	$57,966

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the balance sheet impact, including benefit obligations, assets and funded status associated with our employees who participate in the defined benefit pension plans and supplemental benefit plans as of December 31, 2008 and 2007:

	December 31
	2008		2007
	Defined benefit pension plans	Unfunded supplemental benefit plans	Defined benefit pension plans	Unfunded supplemental benefit plans
	(in thousands)
Change in projected benefit obligation:
Benefit obligation at beginning of year	$264,971	$192,165	$271,241	$196,491
Service costs	311	4,448	2,335	5,852
Interest costs	16,171	12,178	16,189	11,936
Plan amendments	—	—	(1,646)	(12,168)
Actuarial losses (gains)	1,481	(3,531)	(10,141)	(4,889)
Benefits paid	(15,963)	(8,262)	(13,007)	(5,057)

Projected benefit obligation at end of year	266,971	196,998	264,971	192,165

Change in plan assets:
Plan assets at fair value at beginning of year	240,316	—	214,587	—
Actual return on plan assets	(68,372)	—	19,635	—
Contributions for FinCo employees	15,070	8,262	19,101	5,057
Benefits paid	(15,963)	(8,262)	(13,007)	(5,057)

Plan assets at fair value at end of year	171,051	—	240,316	—

Reconciliation of funded status:
Unfunded status of the plans	$(95,920)	$(196,998)	$(24,655)	$(192,165)

Amounts recognized in the combined balance sheet consist of:
Accrued benefit liability	$(95,920)	$(196,998)	$(24,655)	$(192,165)

	$(95,920)	$(196,998)	$(24,655)	$(192,165)

Amounts recognized in accumulated other comprehensive income:
Unrecognized net actuarial loss	$174,000	$94,417	$87,574	$104,141
Unrecognized prior service cost (credit)	139	(11,143)	161	(12,165)

	$174,139	$83,274	$87,735	$91,976

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Net periodic pension cost for our employees in defined benefit pension and supplemental benefit plans includes the following components:

	Year ended December 31,
	2008	2007	2006
	(in thousands)
Expense:
Service costs	$4,762	$8,190	$6,946
Interest costs	28,349	28,125	24,764
Expected return on plan assets	(21,870)	(19,702)	(16,113)
Amortization of net loss	11,145	15,248	13,465
Amortization of prior service (credit) cost	(1,001)	21	22
Curtailment loss	—	1	—

	$21,385	$31,883	$29,084

Our estimated net loss and prior service credit for pension benefits that will be amortized from accumulated other comprehensive income (loss) into net periodic pension cost over the next fiscal year are expected to be $20.0 million and $1.0 million, respectively.

Weighted-average actuarial assumptions used to determine costs for the plans were as follows:

	December 31
	2008	2007
Defined benefit pension plan
Discount rate	6.30%	5.96%
Rate of return on plan assets	9.00%	9.00%
Unfunded supplemental benefit plans
Discount rate	6.30%	5.96%

Weighted-average actuarial assumptions used to determine benefit obligations for the plans were as follows:

	December 31
	2008	2007
Defined benefit pension plan
Discount rate	6.30%	6.30%
Unfunded supplemental benefit plans
Discount rate	6.30%	6.30%
Salary increase rate	5.00%	5.00%

The discount-rate assumption used for pension plan accounting reflects the yield available on high-quality, fixed-income debt securities that match the expected timing of the benefit obligation payments. Consequently, our accumulated benefit obligation exceeded the fair-market value of the plan assets.

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The following table provides the funded status of First American’s defined benefit plan and supplemental benefit plan obligations as of December 31, 2008 and 2007 related to our employees:

	December 31
	2008		2007
	Defined benefit pension plans	Unfunded supplemental benefit plans	Defined benefit pension plans	Unfunded supplemental benefit plans
	(in thousands)
Projected benefit obligation	$266,971	$196,998	$264,971	$192,165
Accumulated benefit obligation	$266,971	$170,588	$264,971	$161,582
Plan assets at fair value at end of year	$171,050	$—	$240,316	$—

First American has a pension investment policy designed to meet or exceed the expected rate of return on plan assets assumption. To achieve this, the pension plan assets are managed by investment managers that invest plan assets in equity and fixed income debt securities and cash. Plan assets are not separately attributable to individual employees or business segments. Therefore, plan assets have been allocated to FinCo based upon the projected benefit obligation that is allocated to our employees, which we believe is a reasonable basis. A summary of the asset allocation as of December 31, 2008 and 2007 and the target mix are as follows:

	Target allocation	Percentage of plan assets at December 31
	2009	2008	2007
Asset category
Domestic and international equities	65.0%	57.1%	64.3%
Fixed income	33.0%	42.4%	33.4%
Cash	2.0%	0.5%	2.3%

We expect to make cash contributions to the First American pension plans of approximately $19.4 million during 2009.

The following benefit payments for all plans, which reflect expected future service, as appropriate, are expected to be paid as follows for our employees:

Year	(in thousands)
2009	$21,036
2010	$21,527
2011	$22,090
2012	$23,380
2013	$24,559
2014-2018	$145,556

NOTE 14. Fair Value of Financial Instruments:

ASC Topic 825-10 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practical to estimate that value. In the measurement of the fair value of certain financial instruments, other valuation techniques were utilized if quoted market prices were not available. These derived fair value estimates are significantly affected by the assumptions used. Additionally, ASC Topic 825-10 excludes certain financial instruments including those related to insurance contracts.

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

In estimating the fair value of the financial instruments presented, we used the following methods and assumptions:

Cash and cash equivalents

The carrying amount for cash and cash equivalents is a reasonable estimate of fair value due to the short-term maturity of these investments.

Accounts receivable

The carrying amount for accounts receivable is a reasonable estimate of fair value due to the short-term maturity of these assets.

Related party receivable, net

The carrying amount for related party receivable, net is a reasonable estimate of fair value due to the short-term maturity of these assets.

Investments

The carrying amount of deposits with savings and loan associations and banks is a reasonable estimate of fair value due to their short-term nature.

The methodology for determining the fair value of debt and equity securities is discussed in Note 1.

As other long-term investments are not publicly traded, reasonable estimate of the fair values could not be made without incurring excessive costs.

The fair value of the related party notes receivable is estimated based on the discounted value of the future cash flows using the current rates being offered for loans with similar terms to third party borrowers of similar credit quality.

Loans receivable

The fair value of loans receivable is estimated based on the discounted value of the future cash flows using the current rates being offered for loans with similar terms to borrowers of similar credit quality.

Demand Deposits

The carrying value of escrow and passbook accounts approximates fair value due to the short-term nature of this liability. The fair value of investment certificate accounts was estimated based on the discounted value of future cash flows using a discount rate approximating current market rates for similar liabilities.

Accounts payable and accrued liabilities

The carrying amount for accounts payable and accrued liabilities is a reasonable estimate of fair value due to the short-term maturity of these liabilities.

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Notes and contracts payable and allocated portion of First American debt

The fair value of notes and contracts payable and the allocated portion of First American debt was estimated based on the current rates offered to us for debt of the same remaining maturities.

The carrying amounts and fair values of our financial instruments as of December 31, 2008 and 2007 are presented in the following table.

	December 31
	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Financial Assets:
Cash and cash equivalents	$723,651	$723,651	$906,387	$906,387
Accounts receivable	$251,017	$251,017	$260,548	$260,548
Related party receivable, net	$41,385	$41,385	$78,196	$78,196

Investments:
Deposits with savings and loan associations and banks	$182,017	$182,017	$168,112	$168,112
Debt securities	$1,687,270	$1,687,270	$1,353,925	$1,353,925
Equity securities	$77,383	$77,383	$61,124	$61,124
Other long-term investments	$240,266	$240,266	$260,073	$260,073
Related party notes receivable	$192,931	$184,566	$62,801	$57,536
Loans receivable, net	$151,692	$167,532	$116,751	$117,186

Financial Liabilities:
Demand deposits	$1,298,221	$1,298,602	$743,685	$743,756
Accounts payable and accrued liabilities	$624,945	$624,945	$767,348	$767,348
Notes and contracts payable	$153,969	$154,364	$306,582	$297,823
Allocated portion of First American debt	$140,000	$122,708	$—	$—

NOTE 15. Share-Based Compensation Plans:

We participate in First American’s share-based compensation plans and record compensation expense based on equity awards granted to our employees.

On April 24, 1996, First American implemented The First American Corporation 1996 Stock Option Plan (the “Stock Option Plan”). Under the Stock Option Plan, options were granted to certain employees to purchase First American’s common stock. The maximum number of shares under the Stock Option Plan subject to options was 14,625,000. Outstanding options become exercisable in one to five years from the date of the grant, and expire ten years from the grant date.

On May 18, 2006, First American’s shareholders voted to approve First American’s 2006 Incentive Compensation Plan, which was previously approved by the Board of Directors. The Stock Option Plan was terminated and replaced by the 2006 Incentive Compensation Plan. Eligible participants in the plan include First American’s directors and executive officers, as well as other employees. The plan permits the grant of stock options, stock appreciation rights, restricted stock, restricted stock units (“RSUs”), performance units,

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

performance shares and other stock-based awards. Under the terms of the Plan, 4,700,000 First American common shares can be awarded from authorized but unissued shares, subject to certain annual limits on the amounts that can be awarded based on the type of award granted. The plan terminates 10 years from the effective date unless cancelled prior to that date by First American’s Board of Directors.

The following table summarizes stock option activity related to First American’s plans related to our employees:

	Number outstanding	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic value
	(in thousands, except weighted-average exercise price)
Balance at December 31, 2007	2,092	$29.12
Exercised during 2008	(376)	$22.04
Forfeited during 2008	(317)	$37.52

Balance at December 31, 2008	1,399	$29.12	4.6	$5,863

Vested and expected to vest at December 31, 2008	1,117	$26.49	4.1	$5,857

Exercisable at December 31, 2008	1,389	$29.05	4.6	$5,863

Commencing with the effective date of ASC Topic 718-10-05, First American transitioned from the Black-Scholes option model to a binomial lattice model to estimate the fair value of new employee stock options on the date of the grant. First American believes that the binomial lattice option pricing model provides a more refined estimate of the fair value of the stock options. Options granted prior to January 1, 2006 were valued using the Black Scholes option-pricing model. There were no options granted in 2008 and 2007. The following assumptions were used in valuing the options granted during the twelve months ended December 31, 2006:

2006
Risk free average interest rate	4.3%-4.8%
Dividend yield	1.6%-1.8%
Weighted-average dividend yield	1.67%
Expected volatility	25.0%
Weighted-average volatility	25.0%
Expected term (years)	4.0-5.0
Weighted-average grant date fair value for options granted	$9.60
Weighted-average exercise price for options granted	$43.32

These assumptions are based on multiple factors, including historical patterns, post-vesting termination rates, expected future exercise patterns and the expected volatility of First American’s stock price. Expected volatility is based on historical and implied volatilities. The risk-free interest rate is the imputed forward rate based on the US Treasury yield at the date of grant. The expected term of options granted is derived from the output of the lattice model and represents the period of time that options granted are expected to be outstanding. Forfeitures are estimated at the date of grant based on historical experience. Prior to the adoption of ASC Topic 718-10-05, First American recorded forfeitures as they occurred for purposes of estimating pro forma compensation expense under SFAS 123. The impact of forfeitures is not material.

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2008, there was $1.0 million of total unrecognized compensation cost related to nonvested stock options for our employees that is expected to be recognized over a weighted-average period of 1.8 years.

Total intrinsic value of options exercised for the twelve months ended December 31, 2008, 2007 and 2006 was $4.8 million, $25.1 million and $3.5 million, respectively. This intrinsic value represents the difference between the fair market value of First American’s common stock on the date of exercise and the exercise price of each option.

In addition to requiring companies to recognize the estimated fair value of share-based payments in earnings, ASC Topic 718-10-05 modified the presentation of tax benefits received in excess of amounts determined based on the compensation expense recognized. For periods after adopting ASC Topic 718-10-05 under the modified prospective method, such benefits are presented in the statement of cash flows as a financing activity rather than an operating activity.

As of December 31, 2008, there was $14.0 million of total unrecognized compensation cost related to nonvested RSUs that is expected to be recognized over a weighted-average period of 4.1 years. The fair value of RSUs is based on the market value of First American’s shares on the date of grant. The total fair value of shares vested and not distributed on December 31, 2008 is $0.2 million.

The following table summarizes RSU activity related to First American’s plans for the twelve months ended December 31, 2008 related to our employees:

	Shares	Weighted- average grant-date fair value
	(in thousands, except weighted- average grant-date fair value)
Nonvested RSUs outstanding at December 31, 2007	149	$48.38
Granted during 2008	525	$34.42
Vested during 2008	(37)	$46.54
Forfeited during 2008	(36)	$44.68

Nonvested RSUs outstanding at December 31, 2008	601	$36.50

First American has an employee stock purchase plan that allows eligible employees to purchase common stock of First American at 85.0% of the closing price on the last day of each month. Under the provisions of ASC Topic 718-10-05, we recognized an expense of $0.7 million, $1.0 million and $0.7 million for the twelve months ended December 31, 2008, 2007 and 2006, respectively, related to our employees.

The following table illustrates the share-based compensation expense associated with our employees for the three years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
	(in thousands)
Expense:
Stock options	$479	$3,929	$5,243
Restricted stock units	7,086	5,910	19
Employee stock purchase plan	724	979	679

	$8,289	$10,818	$5,941

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

NOTE 16. Commitments and Contingencies:

Lease Commitments

We lease certain office facilities, automobiles and equipment under operating leases, which, for the most part, are renewable. The majority of these leases also provide that we pay insurance and taxes.

Future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2008 are as follows:

Operating
(in thousands)
Year
2009	$111,382
2010	85,646
2011	63,453
2012	44,496
2013	27,794
Thereafter	39,859

$372,630

Total rental expense for all operating leases and month-to-month rentals was $194.7 million, $194.7 million and $165.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Other commitments and guarantees

We also guarantee the obligations of certain of our subsidiaries. These obligations are included in our combined balance sheets as of December 31, 2008 and 2007.

NOTE 17. Related Party Transactions:

During 2008 and 2007, we made cash dividend payments of $10.0 million and $50.0 million, respectively, to First American, which were recorded as a reduction of invested equity on our combined balance sheets. No cash dividend payments were made in 2006.

At December 31, 2008 and 2007, we held notes receivable from First American totaling $192.9 million and $62.8 million, respectively, with weighted average interest rates of 5.89% and 4.47%, respectively. The notes have maturity dates ranging from 2010 to 2020. Interest income earned on the notes receivable totaled $9.3 million, $2.9 million and $3.1 million for the three years ended December 31, 2008, 2007 and 2006, respectively.

Additionally, we own three office buildings that are leased to the Information Solutions Company under the terms of formal lease agreements. Rental income associated with these properties totaled $6.5 million, $6.1 million and $6.1 million for the three years ended December 31, 2008, 2007 and 2006, respectively.

We are allocated corporate income and overhead expenses from First American for corporate-related functions based on an allocation methodology that considers the number of our domestic headcount, our total assets and total revenues or a combination of those drivers. General corporate overhead expense allocations

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

include executive management, tax, accounting and auditing, legal and treasury services, payroll, human resources and certain employee benefits and marketing and communications. We were allocated $65.5 million, $91.8 million and $90.7 million of general net corporate expenses from First American for 2008, 2007 and 2006, respectively, which are included within the investment and other income, net realized investment losses, salaries and other personnel costs, other operating expenses, depreciation and amortization and interest expense line items in the accompanying combined statements of income.

Both we and First American consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly-traded company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. Following the separation, we will perform these functions using our own resources or purchased services. For an interim period, however, some of these functions will continue to be provided by First American under the transition services agreements. In addition to the transition services agreements, we will enter into a number of commercial agreements with First American in connection with the separation, many of which are expected to have terms longer than one year.

A portion of First American’s consolidated debt has been allocated to us based on amounts directly incurred for our benefit. Net interest expense has been allocated in the same proportions as debt. Both we and First American believe the allocation basis for debt and net interest expense is reasonable. However, these amounts may not be indicative of the actual amounts that we would have incurred had we been operating as an independent, publicly-traded company for the periods presented. See Note 10 for further discussion of our long-term obligations.

During the years ended December 31, 2008, 2007 and 2006, we entered into transactions with affiliates of First American. The expenses associated with these transactions, which primarily relate to purchases of data, other settlement services and offshoring totaled $50.8 million, $60.4 million and $29.6 million for the years ended December 31, 2008, 2007 and 2006, respectively, and are included in other operating expenses in our combined statements of income (loss).

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

NOTE 18. Other Comprehensive Income (Loss):

Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

Components of other comprehensive income (loss) are as follows:

	Net unrealized gains (losses) on securities	Foreign currency translation adjustment	Minimum pension liability adjustment	Pension benefit adjustment	Accumulated other comprehensive income (loss)
	(in thousands)
Balance at December 31, 2005	$(6,774)	$3,606	$(103,208)	$—	$(106,376)
Pretax change, including impact of adopting SFAS 158	784	5,243	158,781	(223,701)	(58,893)
Tax effect	132	—	(55,573)	78,295	22,854

Balance at December 31, 2006	(5,858)	8,849	—	(145,406)	(142,415)
Pretax change	7,998	12,230	—	43,988	64,216
Tax effect	(1,826)	—	—	(15,394)	(17,220)

Balance at December 31, 2007	314	21,079	—	(116,812)	(95,419)
Pretax change	(107,715)	(47,796)	—	(77,243)	(232,754)
Tax effect	34,809	—	—	27,035	61,844

Balance at December 31, 2008	$(72,592)	$(26,717)	$—	$(167,020)	$(266,329)

Components of other comprehensive income (loss) allocated to us and noncontrolling interests are as follows:

	Net unrealized gains (losses) on securities	Foreign currency translation adjustment	Pension benefit adjustment	Accumulated other comprehensive income (loss)
	(in thousands)
2008
Allocated to FinCo	$(72,375)	$(22,060)	$(167,020)	$(261,455)
Allocated to noncontrolling interests	(217)	(4,657)	—	(4,874)

Balance at December 31, 2008	$(72,592)	$(26,717)	$(167,020)	$(266,329)

2007
Allocated to FinCo	$259	$21,256	$(116,812)	$(95,297)
Allocated to noncontrolling interests	55	(177)	—	(122)

Balance at December 31, 2007	$314	$21,079	$(116,812)	$(95,419)

2006
Allocated to FinCo	$(5,768)	$9,036	$(145,406)	$(142,138)
Allocated to noncontrolling interests	(90)	(187)	—	(277)

Balance at December 31, 2006	$(5,858)	$8,849	$(145,406)	$(142,415)

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The change in unrealized gains on debt and equity securities includes reclassification adjustments of $0.7 million, $2.2 million and $1.8 million of net realized gains for the years ended December 31, 2008, 2007 and 2006, respectively.

NOTE 19. Litigation and Regulatory Contingencies:

Our subsidiaries have been named in various lawsuits, most of which relate to their title insurance operations. In cases where it has been determined that a loss is both probable and reasonably estimable, a liability representing the best estimate of our financial exposure based on known facts has been recorded. In accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (“ASC Topic 450-10”), we maintained a reserve for these lawsuits totaling $65.7 million at December 31, 2008. Actual losses may materially differ from the amounts recorded. We do not believe that the ultimate resolution of these cases, either individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows.

Our title insurance, property and casualty insurance, home warranty, thrift, trust and investment advisory businesses are regulated by various federal, state and local governmental agencies. Many of our other businesses operate within statutory guidelines. Consequently, we may from time to time be subject to audit or investigation by such governmental agencies. Currently, governmental agencies are auditing or investigating certain of our financial services operations. These audits or investigations include inquiries into, among other matters, pricing and rate setting practices in the title insurance industry, competition in the title insurance industry and title insurance customer acquisition and retention practices. With respect to matters where we have determined that a loss is both probable and reasonably estimable, we have recorded a liability representing our best estimate of the financial exposure based on known facts. In accordance with ASC Topic 450-10, we maintained a reserve for these matters totaling $2.4 million at December 31, 2008. While the ultimate disposition of each such audit or investigation is not yet determinable, we do not believe that individually or in the aggregate, they will have a material adverse effect on our financial condition, results of operations or cash flows. These audits or investigations could result in changes to business practices which could ultimately have a material adverse impact on our financial condition, results of operations or cash flows.

Our subsidiaries also are involved in numerous ongoing routine legal and regulatory proceedings related to their operations. While the ultimate disposition of each proceeding is not determinable, we do not believe that any of such proceedings, individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows.

NOTE 20. Business Combinations:

During the twelve months ended December 31, 2008, we completed two acquisitions. These acquisitions were not material, individually or in the aggregate. These two acquisitions have been included in our title insurance segment.

The aggregate purchase price for these acquisitions was $3.4 million in cash and $2.5 million in notes payable. The purchase price of each acquisition was allocated to the assets acquired and liabilities assumed using a variety of valuation techniques including discounted cash flow analysis. As a result of the two acquisitions we recorded approximately $9.2 million of goodwill.

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

In addition to the acquisitions discussed above, during the twelve months ended December 31, 2008, we purchased the remaining noncontrolling interests in three companies already included in our combined financial statements. The total purchase price of these transactions was $34.0 million in cash. As a result of the three transactions, we recorded approximately $5.2 million of goodwill.

During the twelve months ended December 31, 2007, we completed ten acquisitions. These acquisitions were not material, individually or in the aggregate. The ten acquisitions, which have been included in our title insurance segment, had an aggregate purchase price of $8.5 million in cash and $18.7 million in notes payable. The purchase price of each acquisition was allocated to the assets acquired and liabilities assumed using a variety of valuation techniques including discounted cash flow analysis. As a result of the ten acquisitions, we recorded approximately $32.1 million of goodwill and $4.4 million of intangible assets with finite lives.

In addition to the acquisitions discussed above, during the twelve months ended December 31, 2007, we purchased the remaining noncontrolling interests in six companies already included in our combined financial statements. The total purchase price of these transactions was $49.8 million in cash. As a result of the six transactions, we recorded approximately $20.2 million of goodwill, $22.2 million of intangible assets with finite lives and $1.2 million of intangible assets with indefinite lives.

NOTE 21. Segment Financial Information:

We consist of First American’s title insurance and services segment, First American’s specialty insurance segment and the title plant management business which is currently part of First American’s data and analytic solutions segment. We consist of the following two reportable segments:

•

Our title insurance and services segment provides title insurance, escrow and similar or related financial services domestically and internationally in connection with residential and commercial real estate transactions, manages title plants and provides imaged real estate documents to its customers. It also provides thrift, trust and investment advisory services.

•	Our specialty insurance segment provides property and casualty insurance, including homeowners insurance, and also provides home warranty policies.

The corporate division consists of certain financing facilities as well as the corporate services that support our business operations.

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Selected financial information about our operations by segment for each of the past three years is as follows:

	Revenues	Depreciation and amortization	Equity in earnings of affiliates	Income (loss) before income taxes	Assets	Investment in affiliates	Capital expenditures
	(in thousands)
2008
Title Insurance and Services	$4,072,217	$86,900	$(2,619)	$(71,185)	$5,003,657	$200,680	$81,276
Specialty Insurance	297,817	3,329	—	20,722	467,478	—	7,344
Corporate	(2,309)	5,013	(23)	(65,452)	194,620	—	10

	$4,367,725	$95,242	$(2,642)	$(115,915)	$5,665,755	$200,680	$88,630

2007
Title Insurance and Services	$5,753,072	$88,511	$9,462	$(159,785)	$4,695,462	$182,075	$116,584
Specialty Insurance	323,441	2,190	—	42,757	551,802	—	7,355
Corporate	(381)	4,115	(300)	(91,805)	107,267	—	4,787

	$6,076,132	$94,816	$9,162	$(208,833)	$5,354,531	$182,075	$128,726

2006
Title Insurance and Services	$6,353,998	$79,926	$14,417	$402,796	$5,105,477	$148,932	$97,884
Specialty Insurance	328,379	1,947	—	59,499	502,934	—	5,657
Corporate	3,210	9,242	—	(90,702)	50,094	—	18,000

	$6,685,587	$91,115	$14,417	$371,593	$5,658,505	$148,932	$121,541

Operating revenues from external customers separated between domestic and foreign operations and by segment for each of the past three years ending December 31, 2008 is as follows:

	December 31
	2008		2007		2006
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	(in thousands)
Title Insurance and Services	$3,625,336	$373,143	$5,150,879	$430,801	$5,798,432	$351,617
Specialty Insurance	286,321	—	302,822	—	309,261	—

	$3,911,657	$373,143	$5,453,701	$430,801	$6,107,693	$351,617

Long-lived assets separated between domestic and foreign operations and by segment as of December 31, 2008 and 2007 is as follows:

	As of December 31
	2008		2007
	Domestic	Foreign	Domestic	Foreign
	(in thousands)
Title Insurance and Services	$2,081,318	$114,020	$1,997,998	$145,210
Specialty Insurance	166,736	—	170,924	—

	$2,248,054	$114,020	$2,168,922	$145,210

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

NOTE 22. Subsequent Events:

In June 2009, we adopted ASC Topic 855-10. ASC Topic 855-10 is modeled after the subsequent event guidance in auditing literature, with some terminology changes and additional required disclosures. Subsequent events have been reviewed through December 11, 2009, the date of issuance of these combined financial statements. There were no other material subsequent events requiring adjustment to or disclosure in our combined financial statements.

As discussed in Note 1, we adopted ASC Topic 320-10-65-1 in the first quarter of 2009. As a result of adopting ASC Topic 320-10-65-1, we recognized $10.6 million of losses associated with non-agency mortgage-backed and asset-backed securities during 2009, which amount relates to the present value of estimated credit losses on the securities.

During 2009, we concluded that 58 common equity securities and 14 preferred equity securities were other-than-temporarily impaired. Accordingly, during 2009 an other-than-temporary impairment charge of $16.2 million and $1.9 million, relating to our common and preferred equity securities, respectively, was recorded as a component of net realized investment losses.

SCHEDULE I

1 OF 1

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

SUMMARY OF INVESTMENTS—OTHER THAN INVESTMENTS IN RELATED PARTIES

(in thousands)

December 31, 2008

Column A	Column B	Column C		Column D
Type of investment	Cost	Market value		Amount at which shown in the balance sheet
Deposits with savings and loan associations and banks:
Combined	$182,017	$182,017		$182,017

Debt securities:
U.S. Treasury securities
Combined	$39,574	$43,006		$43,006

Municipal bonds
Combined	$80,136	$79,298		$79,298

Foreign bonds
Combined	$97,371	$100,593		$100,593

Governmental agency bonds
Combined	$128,403	$131,470		$131,470

Governmental agency mortgage-backed and asset-backed securities
Combined	$1,167,724	$1,143,313		$1,143,313

Non-agency mortgage-backed and asset-backed securities
Combined	$133,283	$83,534		$83,534

Corporate debt securities
Combined	$114,208	$106,056		$106,056

Total debt securities:
Combined	$1,760,699	$1,687,270		$1,687,270

Equity securities:
Combined	$110,674	$77,383		$77,383

Other long-term investments:
Combined	$240,266	$240,266	(1)	$240,266

Related party note receivable:
Combined	$192,931	$184,566		$192,931

Total investments:
Combined	$2,486,587	$2,371,502		$2,379,867

(1)	As other long-term investments are not publicly traded, reasonable estimate of the fair values could not be made without incurring excessive costs.

SCHEDULE III

1 OF  2

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

SUPPLEMENTARY INSURANCE INFORMATION

(in thousands)

BALANCE SHEET CAPTIONS

Column A	Column B	Column C	Column D
Segment	Deferred policy acquisition costs	Claims reserves	Deferred revenues
2008
Title Insurance and Services	$—	$1,282,471	$9,248
Specialty Insurance	24,879	43,811	138,825

Total	$24,879	$1,326,282	$148,073

2007
Title Insurance and Services	$—	$1,289,458	$10,063
Specialty Insurance	26,024	42,879	145,767

Total	$26,024	$1,332,337	$155,830

SCHEDULE III

2 OF 2

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

SUPPLEMENTARY INSURANCE INFORMATION

(in thousands)

INCOME STATEMENT CAPTIONS

Column A	Column F	Column G	Column H	Column I	Column J	Column K
Segment	Operating revenues	Net investment income	Loss provision	Amortization of deferred policy acquisition costs	Other operating expenses	Net premiums written
2008
Title Insurance and Services	$3,998,479	$73,738	$343,559	$—	$964,010	$—
Specialty Insurance	286,321	11,496	166,004	(1,145)	46,840	110,847
Corporate	—	(2,309)	—	—	31,777	—

Total	$4,284,800	$82,925	$509,563	$(1,145)	$1,042,627	$110,847

2007
Title Insurance and Services	$5,581,680	$171,392	$710,663	$—	$1,178,637	$—
Specialty Insurance	302,822	20,619	165,192	(1,032)	47,934	117,649
Corporate	—	(381)	—	—	44,971	—

Total	$5,884,502	$191,630	$875,855	$(1,032)	$1,271,542	$117,649

2006
Title Insurance and Services	$6,150,049	$203,949	$483,550	$—	$1,089,033	$—
Specialty Insurance	309,261	19,118	154,806	(383)	44,605	123,737
Corporate	—	3,210	—	—	52,587	—

Total	$6,459,310	$226,277	$638,356	$(383)	$1,186,225	$123,737

SCHEDULE IV

1 OF 1

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

REINSURANCE

(in thousands, except percentages)

Segment	Insurance operating revenues before reinsurance	Ceded to other companies	Assumed from other companies	Insurance operating revenues	Percentage of amount assumed to operating revenues
Title Insurance
2008	$3,994,291	$9,356	$13,544	$3,998,479	0.3%

2007	$5,569,749	$11,792	$23,723	$5,581,680	0.4%

2006	$6,145,763	$9,403	$13,689	$6,150,049	0.2%

Specialty Insurance
2008	$122,118	$7,341	$—	$114,777	0.0%

2007	$129,179	$8,558	$—	$120,621	0.0%

2006	$127,474	$6,982	$—	$120,492	0.0%

SCHEDULE V

1 OF 3

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

Year Ended December 31, 2008

Column A	Column B	Column C		Column D		Column E
Description	Balance at beginning of period	Additions		Deductions from reserve		Balance at end of period
		Charged to costs and expenses	Charged to other accounts
Reserve deducted from accounts receivable:
Combined	$36,249	$27,012		$19,566	(A)	$43,695

Reserve for title losses and other claims:
Combined	$1,332,337	$509,563	$(33,466)	$482,152	(B)	$1,326,282

Reserve deducted from loans receivable:
Combined	$1,488	$112				$1,600

Reserve deducted from assets acquired in connection with claim settlements:
Combined	$1,316	$572		$284	(C)	$1,604

Reserve deducted from other assets:
Combined	$11,628	$4,189		$—		$15,817

Reserve deducted from deferred income taxes:
Combined	$5,311	$14,611				$19,922

Note A—Amount represents accounts written off, net of recoveries.

Note B—Amount represents claim payments, net of recoveries.

Note C—Amount represents elimination of reserve in connection with disposition and/or revaluation of the related asset.

SCHEDULE V

2 OF 3

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

Year Ended December 31, 2007

Column A	Column B	Column C		Column D		Column E
	Balance at beginning of period	Additions		Deductions from reserve		Balance at end of period
Description		Charged to costs and expenses	Charged to other accounts
Reserve deducted from accounts receivable:
Combined	$37,879	$28,649		$30,279	(A)	$36,249

Reserve for title losses and other claims:
Combined	$909,713	$875,855	$14,428	$467,659	(B)	$1,332,337

Reserve deducted from loans receivable:
Combined	$1,440	$48				$1,488

Reserve deducted from assets acquired in connection with claim settlements:
Combined	$1,280	$6,635		$6,599	(C)	$1,316

Reserve deducted from other assets:
Combined	$3,153	$8,475		$—		$11,628

Reserve deducted from deferred income taxes:
Combined	$245	$5,066				$5,311

Note A—Amount represents accounts written off, net of recoveries.

Note B—Amount represents claim payments, net of recoveries.

Note C—Amount represents elimination of reserve in connection with disposition and/or revaluation of the related asset.

SCHEDULE V

3 OF 3

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

Year Ended December 31, 2006

Column A	Column B	Column C		Column D		Column E
	Balance at beginning of period	Additions		Deductions from reserve		Balance at end of period
Description		Charged to costs and expenses	Charged to other accounts
Reserve deducted from accounts receivable:
Combined	$39,114	$22,049		$23,284	(A)	$37,879

Reserve for title losses and other claims:
Combined	$642,087	$638,356	$(6,106)	$364,624	(B)	$909,713

Reserve deducted from loans receivable:
Combined	$1,410	$30				$1,440

Reserve deducted from assets acquired in connection with claim settlements:
Combined	$1,064	$236		$20	(C)	$1,280

Reserve deducted from other assets:
Combined	$3,057	$96		$—		$3,153

Reserve deducted from deferred income taxes:
Combined	$245	$—				$245

Note A—Amount represents accounts written off, net of recoveries.

Note B—Amount represents claim payments, net of recoveries.

Note C—Amount represents elimination of reserve in connection with disposition and/or revaluation of the related asset.

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

CONDENSED COMBINED BALANCE SHEETS

(in thousands)

(unaudited)

	September 30, 2009	December 31, 2008
ASSETS
Cash and cash equivalents	$769,160	$723,651

Accounts and accrued income receivable, less allowances ($38,705 and $43,695)	239,347	251,017

Related party receivable, net	—	41,385

Income tax receivable	—	6,193

Investments:
Deposits with savings and loan associations and banks	122,067	182,017
Debt securities	1,629,952	1,687,270
Equity securities	70,460	77,383
Other long-term investments	272,989	240,266
Related party notes receivable	189,125	192,931

	2,284,593	2,379,867

Loans receivable, net	162,240	151,692

Property and equipment, net	370,977	397,250

Title plants	490,620	490,231

Deferred income taxes	202,058	200,223

Goodwill	802,973	806,201

Other intangible assets, net	84,581	87,691

Other assets	151,150	130,354

	$5,557,699	$5,665,755

LIABILITIES AND EQUITY
Demand deposits	$1,175,271	$1,298,221

Accounts payable and accrued liabilities:
Accounts payable	28,252	37,067
Salaries and other personnel costs	121,151	108,127
Pension costs and other retirement plans	302,903	295,602
Other	147,948	184,149
Related party payable, net	1,310	—

	601,564	624,945

Deferred revenue	149,152	148,073

Reserve for known and incurred but not reported claims	1,256,441	1,326,282

Income tax payable	26,700	—

Notes and contracts payable	124,095	153,969

Allocated portion of First American debt	140,000	140,000

	3,473,223	3,691,490

Commitments and contingencies
Invested equity:
First American’s invested equity	2,169,784	2,153,296
Accumulated other comprehensive loss	(170,304)	(261,455)

Total net invested equity	1,999,480	1,891,841
Noncontrolling interests	84,996	82,424

Total equity	2,084,476	1,974,265

	$5,557,699	$5,665,755

See Notes to Condensed Combined Financial Statements

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

CONDENSED COMBINED STATEMENTS OF INCOME (LOSS)

(in thousands)

(unaudited)

	For the Nine Months Ended September 30,
	2009	2008
Revenues:
Operating revenues	$2,931,986	$3,406,778
Investment and other income	99,009	134,775
Net realized investment losses	(16,954)	(88,121)

	3,014,041	3,453,432

Expenses:
Salaries and other personnel costs	912,920	1,100,353
Premiums retained by agents	881,571	1,088,492
Other operating expenses	706,125	823,439
Provision for title losses and other claims	265,744	327,989
Depreciation and amortization	60,657	70,632
Premium taxes	26,765	36,773
Interest	17,058	20,671

	2,870,840	3,468,349

Income (loss) before income taxes	143,201	(14,917)
Income tax expense (benefit)	61,527	(7,488)

Net income (loss)	81,674	(7,429)
Less: Net income attributable to noncontrolling interests	9,355	9,916

Net income (loss) attributable to FinCo	$72,319	$(17,345)

See Notes to Condensed Combined Financial Statements

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

(unaudited)

	For the Nine Months Ended September 30,
	2009	2008
Net income (loss)	$81,674	$(7,429)

Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	52,626	(51,254)
Foreign currency translation adjustments	26,966	(16,753)
Minimum pension liability adjustment	12,562	7,328

Total other comprehensive income (loss), net of tax	92,154	(60,679)

Comprehensive income (loss)	173,828	(68,108)
Less: Comprehensive income attributable to noncontrolling interests	10,358	8,745

Comprehensive income (loss) attributable to FinCo	$163,470	$(76,853)

See Notes to Condensed Combined Financial Statements

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

CONDENSED COMBINED STATEMENT OF EQUITY

(in thousands)

(unaudited)

	First American’s Invested Equity	Accumulated other comprehensive income (loss)	Noncontrolling interests	Total
Balance at December 31, 2008	$2,153,296	$(261,455)	$82,424	$1,974,265
Net income for nine months ended September 30, 2009	72,319	—	9,355	81,674
Sale of subsidiary shares to / other increases in noncontrolling interests	—	—	30,198	30,198
Purchase of subsidiary shares from / other decreases in noncontrolling interests	(11,537)	—	(30,712)	(42,249)
Distributions to noncontrolling interests	—	—	(7,272)	(7,272)
Dividends to First American	(53,000)	—	—	(53,000)
Other comprehensive income (Note 14)	—	91,151	1,003	92,154
Net contributions from First American	8,706	—	—	8,706

Balance at September 30, 2009	$2,169,784	$(170,304)	$84,996	$2,084,476

See Notes to Condensed Combined Financial Statements

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	For the Nine Months Ended September 30,
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$81,674	$(7,429)
Adjustments to reconcile net income to cash provided by operating activities:
Provision for title losses and other claims	265,744	327,989
Depreciation and amortization	60,657	70,632
Net realized investment losses	16,954	88,121
Share-based compensation	10,672	7,413
Equity in earnings of affiliates	(9,942)	(1,098)
Changes in assets and liabilities excluding effects of acquisitions and noncash transactions:
Claims paid, including assets acquired, net of recoveries	(338,468)	(346,878)
Net change in income tax accounts	25,677	(2,364)
Decrease (increase) in accounts and accrued income receivable	11,671	(12,244)
Increase in accounts payable and accrued liabilities	(16,993)	14,477
Increase in deferred revenue	1,079	2,578
Other, net	28,839	842

Cash provided by operating activities	137,564	142,039

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash effect of acquisitions/dispositions	(3,637)	(36,782)
Purchase of subsidiary shares from noncontrolling interests	(30,712)	(12,697)
Sale of subsidiary shares to noncontrolling interests	30,198	1,421
Net decrease (increase) in deposits with banks	59,950	(119,716)
Purchases of debt and equity securities	(541,586)	(678,307)
Proceeds from sales of debt and equity securities	384,983	165,657
Proceeds from maturities of debt securities	278,318	154,484
Net increase in other long-term investments	(20,153)	(134,393)
Net decrease in loans receivable	(10,548)	(14,692)
Capital expenditures	(28,555)	(64,625)
Proceeds from sale of property and equipment	12,215	14,386

Cash provided by (used for) investing activities	130,473	(725,264)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in demand deposits	(122,950)	353,361
Proceeds from issuance of notes	8,000	5,577
Repayment of debt	(47,637)	(111,882)
Distributions to noncontrolling interests	(7,272)	(4,971)
Proceeds from allocation of debt from First American	—	140,000
Excess tax benefits from share-based compensation	331	823
Net invested equity from First American	—	(3,586)
Dividends paid to First American	(53,000)	—

Cash (used for) provided by financing activities	(222,528)	379,322

Net increase (decrease) increase in cash and cash equivalents	45,509	(203,903)
Cash and cash equivalents—Beginning of year	723,651	906,387

Cash and cash equivalents—End of year	$769,160	$702,484

SUPPLEMENTAL INFORMATION:
Cash paid during the year for:
Interest	$8,624	$14,618
Premium taxes	$24,839	$46,728
Income taxes, net	$35,850	$(5,124)
Noncash investing and financing activities:
Noncash capital contributions by First American	$8,706	$101,136

See Notes to Condensed Combined Financial Statements

FIRST AMERICAN FINANCIAL CORPORATION

A BUSINESS SEGMENT OF THE FIRST AMERICAN CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

Except as otherwise indicated or unless the context otherwise requires, “FinCo” refers to First American Financial Corporation following the Distribution as defined and discussed below; “we,” “us” and “our” refer to FinCo and its subsidiaries following the Distribution and, if the reference is to a period of time prior to the Distribution, to the businesses that are expected to be part of FinCo and its subsidiaries following the Distribution; “First American” refers to The First American Corporation prior to the consummation of the Distribution and “Information Solutions Company” and “InfoCo” refer to The First American Corporation following the Distribution.

NOTE 1. Basis of Condensed Combined Financial Statements:

Our historical financial statements include assets, liabilities, revenues and expenses directly attributable to our operations. Our historical financial statements reflect allocations of certain corporate expenses from First American. These expenses have been allocated to us on a basis that we consider to reflect fairly or reasonably the utilization of the services provided to or the benefit obtained by our businesses. Our historical financial statements do not reflect the debt or interest expense we might have incurred if we had been a stand-alone entity. In addition, we expect to incur other expenses, not reflected in our historical financial statements, as a result of being a separate publicly traded company. As a result, our historical financial statements do not necessarily reflect what our financial position or results of operations would have been if we had been operated as a stand-alone public entity during the periods covered, and may not be indicative of our future results of operations and financial position.

The condensed combined financial information included in this report has been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and Article 10 of Securities and Exchange Commission (“SEC”) Regulation S-X. The principles for condensed interim financial information do not require the inclusion of all the information and footnotes required by generally accepted accounting principles for complete financial statements. Therefore, these financial statements should be read in conjunction with our combined annual financial statements as of December 31, 2008 and 2007, and for each of the three years ended December 31, 2008. The condensed combined financial statements included herein are unaudited; however, in our opinion, they contain all normal recurring adjustments necessary for a fair statement of the combined results for the interim periods.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162” also issued as Accounting Standards Update No. 2009-01, “Generally Accepted Accounting Principles” (“ASC Topic 105-10”) which establishes the FASB Accounting Standards Codification (“the Codification” or “ASC”) as the official single source of authoritative U.S. generally accepted accounting principles (“GAAP”). All guidance contained in the Codification carries an equal level of authority. All existing accounting standards are superseded. All other accounting guidance not included in the Codification will be considered non-authoritative. The Codification also includes all relevant SEC guidance organized using the same topical structure in separate sections within the Codification. Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. The Codification is not intended to change GAAP, but it will change the way GAAP is organized and presented. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Except for the disclosure

FIRST AMERICAN FINANCIAL CORPORATION

A BUSINESS SEGMENT OF THE FIRST AMERICAN CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

requirements, the adoption of this statement did not have an impact on the determination or reporting of our condensed combined financial statements. In order to ease the transition to the Codification, we are providing the Codification cross-reference alongside the references to the standards issued and adopted prior to the adoption of the Codification.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“ASC Topic 820-10”). ASC Topic 820-10 defines fair value, establishes a framework for measuring fair value within GAAP, and expands disclosure requirements regarding fair value measurements. Although ASC Topic 820-10 does not require any new fair value measurements, its application may, in certain instances, change current practice. Where applicable, ASC Topic 820-10 simplifies and codifies fair value related guidance previously issued within GAAP. In February 2008, the FASB issued FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157” (“ASC Topic 820-10-15-1”). ASC Topic 820-10-15-1 delayed the effective date of ASC Topic 820-10 for non-financial assets and non-financial liabilities until January 1, 2009. The provisions of ASC Topic 820-10 for financial assets and financial liabilities were applied as of January 1, 2008, and had no material effect on our condensed combined financial statements. The provisions of ASC Topic 820-10 for non-financial assets and non-financial liabilities were applied as of January 1, 2009, and had no material effect on our condensed combined financial statements. In October 2008, the FASB issued FASB Staff Position No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active” (“ASC Topic 820-10-65-2”). ASC Topic 820-10-65-2 clarifies the application of ASC Topic 820-10, in cases where a market is not active. We have considered ASC Topic 820-10-65-2 in our determination of estimated fair values as of September 30, 2009 and December 31, 2008, and the impact was not material.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“ASC Topic 825-10”). This statement permits companies to choose to measure many financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. We adopted ASC Topic 825-10 effective January 1, 2008. We did not apply ASC Topic 825-10 to any assets or liabilities and, therefore, the adoption had no effect on our condensed combined financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“ASC Topic 805-10”). ASC Topic 805-10 retains the fundamental requirements in Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”), that the acquisition method of accounting, previously known as the purchase method, be used for all business combinations and for an acquirer to be identified for each business combination. ASC Topic 805-10 establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. ASC Topic 805-10 requires contingent consideration to be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value to be recognized in earnings until settled. ASC Topic 805-10 also requires acquisition-related transaction and restructuring costs to be expensed rather than treated as part of the cost of the acquisition. We adopted ASC Topic 805-10 on January 1, 2009 and the adoption of ASC Topic 805-10 had no material impact on our condensed combined financial statements.

In April 2009, the FASB issued FASB Staff Position FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“ASC Topic 805-20-25-19”). The FASB carried forward the requirements in SFAS 141 for acquired contingencies, which would require that

FIRST AMERICAN FINANCIAL CORPORATION

A BUSINESS SEGMENT OF THE FIRST AMERICAN CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

such contingencies be recognized at fair value on the acquisition date if fair value can be reasonably estimated during the allocation period. Otherwise, companies would typically account for the acquired contingencies in accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (“ASC 450-10”). As a result of the requirement to use the guidance in SFAS 141, the accounting for preacquisition contingencies may be an exception to the recognition and fair value measurement principles of ASC Topic 805-20-25-19. Additionally, the FASB changed the accounting for an acquiree’s pre-existing contingent consideration arrangement that was assumed by the acquirer as part of the business combination. Such arrangements will now be accounted for as contingent consideration by the acquirer. ASC Topic 805-20-25-19 had the same effective date as ASC Topic 805-10, and was effective for all business combinations for which the acquisition date was on or after January 1, 2009. We adopted ASC Topic 805-20-25-19 on January 1, 2009 and the adoption of ASC Topic 805-20-25-19 had no impact on our condensed combined financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interest in Consolidated Financial Statements—an amendment of ARB No. 51” (“ASC Topic 810-10”). ASC Topic 810-10 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. ASC Topic 810-10 also establishes reporting requirements that provide disclosures that identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. ASC Topic 810-10 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests—all other requirements are to be applied prospectively. All periods presented in these condensed combined financial statements reflect the presentation and disclosure requirements of ASC Topic 810-10. All other requirements of ASC Topic 810-10 are being applied prospectively. We adopted ASC Topic 810-10 on January 1, 2009. Except for the disclosure requirements, the adoption of ASC Topic 810-10 did not have an impact on our condensed combined financial statements.

In April 2009, the FASB issued FASB Staff Position FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“ASC Topic 320-10-65-1”). ASC Topic 320-10-65-1 establishes a new method of recognizing and reporting other-than-temporary impairments of debt securities. It also contains additional disclosure requirements related to debt and equity securities and changes existing impairment guidance under ASC Topic 320-10. For debt securities, the “ability and intent to hold” provision is eliminated, and impairment is considered to be other-than-temporary if an entity (i) intends to sell the security, (ii) more likely than not will be required to sell the security before recovering its cost, or (iii) does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell). This new framework does not apply to equity securities (i.e., impaired equity securities will continue to be evaluated under previously existing guidance). The “probability” standard relating to the collectability of cash flows is eliminated, and impairment is now considered to be other-than-temporary if the present value of cash flows expected to be collected from the debt security is less than the amortized cost basis of the security. ASC Topic 320-10-65-1 also provides that for debt securities which (i) an entity does not intend to sell and (ii) it is not more likely than not that the entity will be required to sell before the anticipated recovery of its remaining amortized cost basis, the impairment is separated into the amount related to estimated credit losses and the amount related to all other factors. The amount of the total impairment related to all other factors is recorded in other comprehensive loss and the amount related to estimated credit loss is recognized as a charge against current period earnings. ASC Topic 320-10-65-1 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted. We elected to adopt ASC 320-10-65-1 in the first quarter of 2009. See the discussion in Note 4 regarding the impact of adoption.

In April 2009, the FASB issued FASB Staff Position FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying

FIRST AMERICAN FINANCIAL CORPORATION

A BUSINESS SEGMENT OF THE FIRST AMERICAN CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Transactions That Are Not Orderly” (“ASC Topic 820-10”). ASC Topic 820-10 indicates that if an entity determines that either the volume and/or level of activity for an asset or liability has significantly decreased (from normal conditions for that asset or liability) or price quotations or observable inputs are not associated with orderly transactions, increased analysis and management judgment will be required to estimate fair value. ASC Topic 820-10 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted. ASC Topic 820-10 must be applied prospectively. We elected to adopt ASC Topic 820-10 in the first quarter of 2009. The adoption of ASC Topic 820-10 had no material impact on our condensed combined financial statements.

In April 2009, the SEC issued Staff Accounting Bulletin No. 111 (“SAB 111”) on other-than-temporary impairments. SAB 111 amends Topic 5.M. in the Staff Accounting Bulletin Series entitled “Other-Than-Temporary Impairment of Certain Investments in Debt and Equity Securities” (“Topic 5. M.”). SAB 111 maintains the SEC staff’s previous views related to equity securities and amends Topic 5.M. to exclude debt securities from its scope. We elected to adopt SAB 111 in the first quarter of 2009. SAB 111 did not have a material impact on our condensed combined financial statements.

In April 2009, the FASB issued FASB Staff Position FAS 107-1 and Accounting Principles Board Opinion No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“ASC Topic 825-10-65-1”). ASC Topic 825-10-65-1 relates to fair value disclosures in public entity financial statements for financial instruments that are within the scope of Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments” (ASC Topic 825-10). This guidance increases the frequency of those disclosures, requiring public entities to provide the disclosures on a quarterly basis, rather than annually. ASC Topic 825-10-65-1 is effective for interim and annual periods ending after June 15, 2009. We adopted ASC Topic 825-10-65-1 in the second quarter of 2009. Except for the disclosure requirements, the adoption of ASC Topic 825-10-65-1 did not have an impact on our condensed combined financial statements.

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, “Subsequent Events” (“ASC Topic 855-10”). ASC Topic 855-10 is modeled after the same principles as the subsequent event guidance in auditing literature with some terminology changes and additional disclosures. ASC Topic 855-10 is effective for interim and annual periods ending after June 15, 2009, and is required to be applied prospectively. We adopted ASC Topic 855-10 in the second quarter of 2009. Except for the disclosure requirements, the adoption of ASC Topic 855-10 had no impact on our condensed combined financial statements.

NOTE 2. Summary Description of Separation:

On January 15, 2008, First American announced that its Board of Directors had approved a plan to separate First American into two independent publicly traded companies (the “separation”), one consisting of First American’s financial services businesses, FinCo, and one for its information solutions businesses, InfoCo. First American expects to accomplish this by way of a dividend distribution of the common stock of FinCo, First American’s wholly owned subsidiary, to First American’s shareholders (the “Distribution”). Immediately following the Distribution, First American shareholders will own 100% of the outstanding common stock of FinCo. Prior to the Distribution, certain internal transactions will occur so that FinCo directly or indirectly owns all of First American’s financial services businesses and the title plant management business (i.e., the businesses for which financial information is presented herein). The remaining entity, InfoCo, will own all of First American’s remaining information solutions businesses. FinCo will adopt the “FAF” ticker symbol and its shares of common stock will be traded on the New York Stock Exchange under that symbol. InfoCo will change its name and ticker symbol following the separation.

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A BUSINESS SEGMENT OF THE FIRST AMERICAN CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

The consummation of the separation is subject to various closing conditions, including the effectiveness of the Registration Statement on Form 10 of which the information statement which contains these condensed combined financial statements is a part, receipt of approvals from domestic and international insurance and banking regulators, receipt of a favorable ruling from the Internal Revenue Service as to the tax-free nature of the transaction and the final approval of First American’s Board of Directors, among others. While many of these conditions are outside of First American’s control, we and First American currently expect to complete the separation on April 1, 2010.

NOTE 3. Escrow Deposits, Like-kind Exchange Deposits and Trust Assets:

We administer escrow deposits, like-kind 1031 exchange deposits and trust assets as a service to our customers, some of which are held by or managed by our affiliates.

Escrow deposits totaled $4.4 billion and $3.8 billion at September 30, 2009 and December 31, 2008, respectively, of which $920.2 million and $1.04 billion, respectively, were held at our federal savings bank subsidiary, First American Trust, FSB. The escrow deposits held at First American Trust, FSB are included in the accompanying condensed combined balance sheets, with $272.4 million included in cash and cash equivalents and $647.8 million included in debt and equity securities at September 30, 2009, and $135.2 million included in cash and cash equivalents and $909.3 million included in debt and equity securities at December 31, 2008, with offsetting liabilities included in demand deposits. The remaining escrow deposits were held at third-party financial institutions.

Like-kind exchange deposits held by us for the purpose of completing such transactions totaled $242.3 million and $553.1 million at September 30, 2009 and December 31, 2008, respectively, of which $181.5 million and $173.9 million, respectively, were held at our thrift subsidiary, the First Security Business Bank (“FSBB”). The like-kind exchange deposits held at FSBB are included in the accompanying condensed combined balance sheets, in cash and cash equivalents with offsetting liabilities included in demand deposits. The remaining exchange deposits were held at third-party financial institutions.

Trust assets under management and administration for others totaled $2.9 billion and $3.4 billion at September 30, 2009 and December 31, 2008, respectively, and were held by First American Trust, FSB. Trust assets, as well as escrow and like-kind exchange deposits held at third party financial institutions, are not considered our assets and, therefore, are not included in the accompanying condensed combined balance sheets. However, we could be held contingently liable for the disposition of these assets, transfers of property, disbursements of proceeds and the return on the proceeds.

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

NOTE 4. Debt and Equity Securities:

The amortized cost and estimated fair value of investments in debt securities are as follows:

(in thousands)	Amortized cost	Gross unrealized		Estimated fair value
		gains	losses
September 30, 2009
U.S. Treasury bonds	$35,564	$2,146	$(3)	$37,707
Municipal bonds	96,932	3,649	(28)	100,553
Foreign bonds	136,992	2,160	(12)	139,140
Governmental agency bonds	244,405	2,165	(356)	246,214
Governmental agency mortgage-backed and asset-backed securities	993,211	14,092	(11,845)	995,458
Non-agency mortgage-backed and asset-backed securities	106,088	5	(49,306)	56,787
Corporate debt securities	51,996	3,385	(1,288)	54,093

	$1,665,188	$27,602	$(62,838)	$1,629,952

December 31, 2008
U.S. Treasury bonds	$39,574	$3,436	$(4)	$43,006
Municipal bonds	80,136	1,610	(2,448)	79,298
Foreign bonds	97,371	3,300	(78)	100,593
Governmental agency bonds	128,403	3,448	(381)	131,470
Governmental agency mortgage-backed and asset-backed securities	1,167,724	8,744	(33,155)	1,143,313
Non-agency mortgage-backed and asset-backed securities	133,283	—	(49,749)	83,534
Corporate debt securities	114,208	1,643	(9,795)	106,056

	$1,760,699	$22,181	$(95,610)	$1,687,270

The cost and estimated fair value of investments in equity securities are as follows:

(in thousands)	Cost	Gross unrealized		Estimated fair value
		gains	losses
September 30, 2009
Preferred stocks	$31,717	$1,475	$(2,021)	$31,171
Common stocks	34,408	5,130	(249)	39,289

	$66,125	$6,605	$(2,270)	$70,460

December 31, 2008
Preferred stocks	$48,487	$63	$(14,014)	$34,536
Common stocks	62,187	1,091	(20,431)	42,847

	$110,674	$1,154	$(34,445)	$77,383

Sales of debt and equity securities resulted in realized gains of $17.3 million and $6.2 million and realized losses of $3.6 million and $4.5 million for the nine months ended September 30, 2009 and 2008, respectively.

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A BUSINESS SEGMENT OF THE FIRST AMERICAN CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

We had the following gross unrealized losses as of September 30, 2009 and December 31, 2008:

	Less than 12 months		12 months or longer		Total
(in thousands)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
September 30, 2009
Debt securities
U.S. Treasury bonds	$475	$(3)	$—	$—	$475	$(3)
Municipal bonds	486	(12)	1,408	(16)	1,894	(28)
Foreign bonds	47,693	(11)	1,247	(1)	48,940	(12)
Governmental agency bonds	28,817	(356)	—	—	28,817	(356)
Governmental agency mortgage-backed and asset-backed securities	276,884	(2,629)	361,765	(9,216)	638,649	(11,845)
Non-agency mortgage-backed and asset-backed securities	960	(267)	55,567	(49,039)	56,527	(49,306)
Corporate debt securities	5,418	(320)	11,395	(968)	16,813	(1,288)

Total debt securities	360,733	(3,598)	431,382	(59,240)	792,115	(62,838)
Equity securities	3,299	(1,408)	8,848	(862)	12,147	(2,270)

Total	$364,032	$(5,006)	$440,230	$(60,102)	$804,262	$(65,108)

December 31, 2008
Debt securities
U.S. Treasury bonds	$246	$(4)	$—	$—	$246	$(4)
Municipal bonds	1,149	(8)	20,550	(2,440)	21,699	(2,448)
Foreign bonds	2,798	(1)	6,329	(77)	9,127	(78)
Governmental agency bonds	13,099	(75)	296	(306)	13,395	(381)
Governmental agency mortgage-backed and asset-backed securities	350,308	(10,784)	399,210	(22,371)	749,518	(33,155)
Non-agency mortgage-backed and asset-backed securities	27,289	(17,361)	56,246	(32,388)	83,535	(49,749)
Corporate debt securities	13,568	(1,029)	61,078	(8,766)	74,646	(9,795)

Total debt securities	408,457	(29,262)	543,709	(66,348)	952,166	(95,610)
Equity securities	35,857	(15,056)	23,096	(19,389)	58,953	(34,445)

Total	$444,314	$(44,318)	$566,805	$(85,737)	$1,011,119	$(130,055)

Recent dislocations in the capital and credit markets have resulted in extreme volatility and disruption in the financial markets. These and other factors including the tightening of credit markets, failures of significant financial institutions, declines in real estate values, uncertainty regarding the timing and effectiveness of governmental solutions, and a general slowdown in economic activity have contributed to decreases in the fair value of the investment portfolio as of September 30, 2009. It is possible that we could recognize impairment losses on some securities we own at September 30, 2009 if future events or information cause us to determine that a decline in value is other-than-temporary.

We determine the fair value of our debt and equity securities in accordance with ASC Topic 820-10. ASC Topic 820-10 provides a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

entity (observable inputs) and the reporting entity’s own assumptions about market participant assumptions developed based on the information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security in our available-for-sale portfolio is based on our assessment of the transparency and reliability of the inputs used in the valuation of such instrument at the measurement date. The three hierarchy levels are defined as follows:

Level 1—Valuations based on unadjusted quoted market prices in active markets for identical securities. The fair value of equity securities included in the Level 1 category was based on quoted prices that are readily and regularly available in an active market.

Level 2—Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly. The fair value of fixed maturity and short-term investments included in the Level 2 category was based on the market values obtained from an independent pricing service that were evaluated using pricing models that vary by asset class and incorporate available trade, bid and other market information and price quotes from well-established independent broker-dealers. This pricing service, which is a provider of financial market data, analytics and related services to financial institutions, provides management one price for each security. The independent pricing service monitors market indicators, industry and economic events, and for broker-quoted only securities, obtains quotes from market makers or broker-dealers that it recognizes to be market participants. The Level 2 category includes foreign bonds, governmental agency bonds, governmental agency mortgage-backed and asset-backed securities and corporate debt securities, many of which are actively traded and have market prices that are readily verifiable. Level 2 also includes non-agency mortgage-backed and asset-backed securities and municipal bonds which are currently not actively traded securities. When the value from an independent pricing service is utilized, we obtain an understanding of the valuation models and assumptions utilized by the service and have controls in place to determine that the values provided represent current values. Typical inputs and assumptions to pricing models used to value securities include, but are not limited to, benchmark yields, reported trades, broker-dealer quotes, issue spreads, benchmark securities, bids, offers, reference data and industry and economic events. For mortgage and asset-backed securities, inputs and assumptions may also include characteristics of the issuer, collateral attributes, prepayment speeds and credit ratings. Our validation procedures include assessing the reasonableness of the changes relative to prior periods given the prevailing market conditions, comparison of the prices received from the pricing service to quotes received from other third party sources for securities with market prices that are readily verifiable, changes in the issuers’ credit worthiness, performance of any underlying collateral and prices of the instrument relative to similar issuances. To date, we have not made any adjustments to the results provided by the pricing service.

Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve our judgment.

If the inputs used to measure fair value fall in different levels of the fair value hierarchy, a financial security’s hierarchy level is based upon the lowest level of input that is significant to the fair value measurement. A number of our investment grade corporate bonds are frequently traded in active markets and market prices for these securities existed at September 30, 2009 and December 31, 2008. These securities were classified as Level 2 at September 30, 2009 and December 31, 2008 because the valuation models use observable market inputs in addition to traded prices.

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

The following table presents our available-for-sale investments measured at fair value on a recurring basis as of September 30, 2009 and December 31, 2008, classified using the ASC Topic 820-10 valuation hierarchy:

(in thousands)	Carrying Value as of September 30, 2009	Level 1	Level 2
Debt securities
U.S. Treasury bonds	$37,707	$—	$37,707
Municipal bonds	100,553	—	100,553
Foreign bonds	139,140	—	139,140
Governmental agency bonds	246,214	—	246,214
Governmental agency mortgage-backed and asset-backed securities	995,458	—	995,458
Non-agency mortgage-backed and asset-backed securities	56,787	—	56,787
Corporate debt securities	54,093	—	54,093

	1,629,952	—	1,629,952

Equity securities
Preferred stocks	31,171	31,171	—
Common stocks	39,289	39,289	—

	70,460	70,460	—

	$1,700,412	$70,460	$1,629,952

(in thousands)	Carrying Value as of December 31, 2008	Level 1	Level 2
Debt securities
U.S. Treasury bonds	$43,006	$—	$43,006
Municipal bonds	79,298	—	79,298
Foreign bonds	100,593	—	100,593
Governmental agency bonds	131,470	—	131,470
Governmental agency mortgage-backed and asset-backed securities	1,143,313	—	1,143,313
Non-agency mortgage-backed and asset-backed securities	83,534	—	83,534
Corporate debt securities	106,056	—	106,056

	1,687,270	—	1,687,270

Equity securities
Preferred stocks	34,536	34,536	—
Common stocks	42,847	42,847	—

	77,383	77,383	—

	$1,764,653	$77,383	$1,687,270

We had no securities at September 30, 2009 and December 31, 2008 that were valued at Level 3 of the valuation hierarchy.

In the first quarter of 2009, we adopted the provisions of ASC Topic 320-10-65-1 and assessed the unrealized losses in our portfolio under this guidance, primarily the non-agency mortgage-backed and asset- backed securities portfolios. In determining whether a credit loss exists, we evaluated individual securities by

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A BUSINESS SEGMENT OF THE FIRST AMERICAN CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

estimating projected cash flows that we are likely to collect based on an assessment of all available information about each individual security, the structure of the security and certain assumptions such as the remaining payment terms of the security, prepayment speeds, default rates, and loss severity on the collateral supporting the security. In developing these assumptions, we utilized publicly available information related to individual assets, analysts’ expectations on the expected performance of similar underlying collateral and our securities data and market analytic tools. In instances in which a determination is made that a credit loss (as defined in ASC Topic 320-10-65-1), which is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis, exists but we do not intend to sell the debt security and it is not more likely than not that we will be required to sell the debt security before the anticipated recovery of its remaining amortized cost basis (that is, the amortized cost basis less any current-period credit loss), ASC Topic 320-10-65-1 changes the presentation and amount of the other-than-temporary impairment recognized in the statements of earnings. In these instances, the impairment is separated into (a) the amount of the total impairment related to the credit loss, and (b) the amount of the total impairment related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the total impairment related to all other factors is recognized in other comprehensive income and will be accreted prospectively, based on the amount and timing of future estimated cash flows, over the remaining life of the debt security as an increase in carrying value of the security (with no effect on earnings unless the security is subsequently sold or there are additional decreases in cash flows expected to be collected). The total other-than-temporary impairment is presented in the statements of earnings with an offset for the amount of the total other-than-temporary impairment that is recognized in other comprehensive income. This new presentation provides additional information about the amounts that the entity does not expect to collect related to a debt security. For discussion of the methodology previously utilized to evaluate the non-agency mortgage-backed and asset-backed securities portfolio refer to Note 1 to our combined annual financial statements as of December 31, 2008 and 2007, and for each of the three years ended December 31, 2008. The expected cash flows were discounted using the credit adjusted effective yield to maturity. As a result of our security-level review and other economic factors, we recognized $10.6 million of losses associated with non-agency mortgage-backed and asset-backed securities for the nine months ended September 30, 2009, which amount relates to the present value of estimated credit losses on the securities. Non-credit related unrealized losses of $40.4 million related to these securities are included in accumulated other comprehensive loss at September 30, 2009.

When, in our opinion, a decline in the fair value of an equity security, including common and preferred stock, is considered to be other-than-temporary, such equity security is written down to its fair value. When assessing if a decline in value is other-than-temporary, the factors considered include the length of time and extent to which fair value has been below cost, the probability that we will be unable to collect all amounts due under the contractual terms of the security, the seniority and duration of the securities (including estimates of prepayments and credit losses and sensitivity analysis of those estimates), issuer-specific news and other developments, the financial condition and prospects of the issuer (including credit ratings), macro-economic changes (including the outlook for industry sectors, which includes government policy initiatives) and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

When an equity security has been in an unrealized loss position for greater than twelve months, our review of the security includes the above noted factors as well as what evidence, if any, exists to support that the security will recover its value in the foreseeable future, typically within the next twelve months. If objective, substantial evidence does not indicate a likely recovery during that timeframe, our policy is that such losses are considered other-than-temporary and therefore an impairment loss is recorded. For the nine months ended September 30, 2009, we concluded that such evidence was not available on 58 common equity securities and 14 preferred equity securities. Accordingly, an other-than-temporary impairment charge of $16.2 million and $1.9 million, relating to our common and preferred equity securities, respectively, was recorded as a component of net realized investment losses.

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A BUSINESS SEGMENT OF THE FIRST AMERICAN CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Most of our preferred equity securities are in the financial services sector, which we believe to be in a temporary, though potentially protracted, downturn. While the duration of disruption in the financial services sector, and accompanying depressed market values of industry participants’ preferred equity securities, are unknown, we believe a full recovery is likely and we have the ability and intent to hold the equity preferred securities that are currently in an unrealized loss position until that recovery occurs. We believe that the United States government’s adopted policy of stabilizing the financial services sector is an important factor in our determination that the sector will return to a more normal operating environment. We have also assessed the historic and current credit ratings of the individual issuers, the capital adequacy and anticipated profitability of each issuer, and any changes to the investments’ fair value subsequent to the balance sheet date. Based on these factors, we have concluded that none of the individual investments, except those referenced above, were other-than-temporarily impaired as of September 30, 2009.

The following table presents the change in other-than-temporary credit related impairment charges on fixed non-agency mortgage-backed and asset-backed securities for which a portion of the other-than-temporary impairments related to other factors was recognized in other comprehensive loss:

(in thousands)
Credit related impairments on non-agency mortgage-backed and asset-backed securities as of December 31, 2008	$—
Credit related impairments not previously recognized	10,563

Credit related impairments on non-agency mortgage-backed and asset-backed securities as of September 30, 2009	$10,563

NOTE 5. Goodwill:

A reconciliation of the changes in the carrying amount of goodwill, by operating segment, for the nine months ended September 30, 2009, is as follows:

(in thousands)	Balance as of December 31, 2008	Dispositions	Other/ post acquisition adjustments	Balance as of September 30, 2009
Title Insurance and Services	$760,144	$(6,317)	$3,089	$756,916
Specialty Insurance	46,057	—	—	46,057

	$806,201	$(6,317)	$3,089	$802,973

Our reporting units, for purposes of applying the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (“ASC Topic 350-10-05”), are title insurance, home warranty, property and casualty insurance and trust and other services.

In accordance with ASC Topic 350-10-05 and consistent with prior years, our policy is to perform an annual goodwill impairment test for each reporting unit in the fourth quarter. Impairment analyses were not performed in the first nine months of 2009 or in any interim period in 2008 other than the fourth quarter as no triggering events requiring such an analysis occurred.

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

NOTE 6. Other Intangible Assets:

Other intangible assets consist of the following:

(in thousands)	September 30, 2009	December 31, 2008
Covenants not to compete	$37,675	$38,307
Customer lists	67,427	66,026
Trademarks and licenses	37,851	32,063

	142,953	136,396
Accumulated amortization	(58,372)	(48,705)

	$84,581	$87,691

Amortization expense for other intangible assets, with definite lives ranging from two to twenty years, was $10.3 million for the nine months ended September 30, 2009 and $11.8 million for the nine months ended September 30, 2008.

Estimated amortization expense for other finite-lived intangible assets anticipated for the next five years is as follows:

Year	(in thousands)
Remainder of 2009	$4,853
2010	$11,820
2011	$10,338
2012	$8,300
2013	$7,373
2014	$3,713

NOTE 7. Employee Benefit Plans:

Net periodic pension cost related to our employees participation in First American’s defined benefit pension and supplemental benefit plans includes the following components:

	For the Nine Months Ended September 30,
(in thousands)	2009	2008
Expense:
Service Cost	$3,684	$4,268
Interest Cost	21,633	21,527
Expected return on plan assets	(12,801)	(16,593)
Amortization of prior service credit	(784)	(483)
Amortization of net loss	14,996	8,690

	$26,728	$17,409

We contributed $15.5 million to First American’s pension plans for the nine months ended September 30, 2009, and we expect to contribute an additional $3.9 million during the remainder of 2009. These contributions

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A BUSINESS SEGMENT OF THE FIRST AMERICAN CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

are both those required by funding regulations as well as discretionary contributions necessary to provide benefit payments to our employees who participate in certain of First American’s non-qualified supplemental benefit plans.

NOTE 8. Fair Value of Financial Instruments:

ASC Topic 825-10 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practical to estimate that value. In the measurement of the fair value of certain financial instruments, other valuation techniques were utilized if quoted market prices were not available. These derived fair value estimates are significantly affected by the assumptions used. Additionally, ASC Topic 825-10 excludes certain financial instruments including those related to insurance contracts.

In estimating the fair value of the financial instruments presented, we used the following methods and assumptions:

Cash and cash equivalents

The carrying amount for cash and cash equivalents is a reasonable estimate of fair value due to the short-term maturity of these investments.

Accounts receivable

The carrying amount for accounts receivable is a reasonable estimate of fair value due to the short-term maturity of these assets.

Related party receivable, net

The carrying amount for related party receivable, net is a reasonable estimate of fair value due to the short-term maturity of these assets.

Investments

The carrying amount of deposits with savings and loan associations and banks is a reasonable estimate of fair value due to their short-term nature.

The methodology for determining the fair value of debt and equity securities is discussed in Note 1 to our combined annual financial statements as of December 31, 2008 and 2007, and for each of the years ended December 31, 2008.

As other long-term investments are not publicly traded, reasonable estimate of the fair values could not be made without incurring excessive costs.

The fair value of the related party notes receivable is estimated based on the discounted value of the future cash flows using the current rate being offered for loans with similar terms to third party borrowers of similar credit quality.

Loans receivable

The fair value of loans receivable is estimated based on the discounted value of the future cash flows using the current rates being offered for loans with similar terms to borrowers of similar credit quality.

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A BUSINESS SEGMENT OF THE FIRST AMERICAN CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Demand deposits

The carrying value of escrow and passbook accounts approximates fair value due to the short-term nature of this liability. The fair value of investment certificate accounts was estimated based on the discounted value of future cash flows using a discount rate approximating current market rates for similar liabilities.

Accounts payable and accrued liabilities

The carrying amount for accounts payable and accrued liabilities is a reasonable estimate of fair value due to the short-term maturity of these liabilities.

Notes and contracts payable and allocated portion of First American debt

The fair value of notes and contracts payable and the allocated portion of First American debt was estimated based on the current rates offered to us for debt of the same remaining maturities.

The carrying amounts and fair values of our financial instruments as of September 30, 2009 and December 31, 2008 are presented in the following table.

	September 30, 2009		December 31, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
(in thousands)
Financial Assets:
Cash and cash equivalents	$769,160	$769,160	$723,651	$723,651
Accounts receivable	$239,347	$239,347	$251,017	$251,017
Related party receivable, net	$—	$—	$41,385	$41,385
Investments:
Deposits with savings and loan associations and banks	$122,067	$122,067	$182,017	$182,017
Debt securities	$1,629,952	$1,629,952	$1,687,270	$1,687,270
Equity securities	$70,460	$70,460	$77,383	$77,383
Other long-term investments	$272,989	$272,989	$240,266	$240,266
Related party notes receivable	$189,125	$186,734	$192,931	$184,566
Loans receivable, net	$162,240	$168,915	$151,692	$167,532
Financial Liabilities:
Demand deposits	$1,175,271	$1,175,271	$1,298,221	$1,298,602
Accounts payable and accrued liabilities	$601,564	$601,564	$624,945	$624,945
Notes and contracts payable	$124,095	$123,935	$153,969	$154,364
Allocated portion of First American debt	$140,000	$122,491	$140,000	$122,708

NOTE 9. Business Combinations:

During the nine months ended September 30, 2009, we purchased the remaining noncontrolling interests in four companies already included in our condensed combined financial statements. The total purchase price of these transactions was $11.3 million in cash.

During the nine months ended September 30, 2008, we purchased noncontrolling interests in three companies already included in our condensed combined financial statements. The total purchase price of these transactions was $34.0 million in cash. As a result of these three transactions, we recorded approximately $5.2 million of goodwill.

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

NOTE 10. Segment Financial Information:

We consist of First American’s title insurance and services segment, First American’s specialty insurance segment and the title plant management business which is currently part of First American’s data and analytic solutions segment. We consist of the following two reportable segments:

•

Our title insurance and services segment provides title insurance, escrow and similar or related financial services domestically and internationally in connection with residential and commercial real estate transactions, manages title plants and provides imaged real estate documents to its customers. It also provides thrift, trust and investment advisory services.

•	Our specialty insurance segment provides property and casualty insurance, including homeowners insurance, and also provides home warranty policies.

The corporate division consists of certain financing facilities as well as the corporate services that support our business operations.

Selected financial information by reporting segment is as follows:

(in thousands)	Revenues	Income (loss) before income taxes	Depreciation and amortization	Capital expenditures
For the nine months ended September 30, 2009:
Title Insurance and Services	$2,807,199	$167,201	$54,496	$22,255
Specialty Insurance	205,705	18,890	2,764	6,300
Corporate	1,137	(42,890)	3,397	—

	$3,014,041	$143,201	$60,657	$28,555

For the nine months ended September 30, 2008:
Title Insurance and Services	$3,229,183	$15,462	$65,321	$58,599
Specialty Insurance ,	225,376	19,653	2,390	6,026
Corporate	(1,127)	(50,032)	2,921	—

	$3,453,432	$(14,917)	$70,632	$64,625

NOTE 11. Litigation and Regulatory Contingencies:

Our subsidiaries have been named in various lawsuits, most of which relate to their title insurance operations. In cases where it has been determined that a loss is both probable and reasonably estimable, a liability representing the best estimate of our financial exposure based on known facts has been recorded. In accordance with ASC Topic 450-10, we maintained a reserve for these lawsuits totaling $18.4 million at September 30, 2009. Actual losses may materially differ from the amounts recorded. We do not believe that the ultimate resolution of these cases, either individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows.

Our title insurance, property and casualty insurance, home warranty, thrift, trust and investment advisory businesses are regulated by various federal, state and local governmental agencies. Many of our other businesses operate within statutory guidelines. Consequently, we may from time to time be subject to audit or investigation by such governmental agencies. Currently, governmental agencies are auditing or investigating certain of our financial services operations. These audits or investigations include inquiries into, among other matters, pricing

FIRST AMERICAN FINANCIAL CORPORATION

A BUSINESS SEGMENT OF THE FIRST AMERICAN CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

and rate setting practices in the title insurance industry, competition in the title insurance industry and title insurance customer acquisition and retention practices. With respect to matters where we have determined that a loss is both probable and reasonably estimable, we have recorded a liability representing our best estimate of the financial exposure based on known facts. In accordance with ASC Topic 450-10, we maintained a reserve for these matters totaling $1.5 million at September 30, 2009. While the ultimate disposition of each such audit or investigation is not yet determinable, we do not believe that individually or in the aggregate, they will have a material adverse effect on our financial condition, results of operations or cash flows. These audits or investigations could result in changes to business practices which could ultimately have a material adverse impact on our financial condition, results of operations or cash flows.

Our subsidiaries also are involved in numerous ongoing routine legal and regulatory proceedings related to their operations. While the ultimate disposition of each proceeding is not determinable, we do not believe that any of such proceedings, individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows.

NOTE 12. Reserve for Known and Incurred But Not Reported Claims:

A summary of our loss reserves, broken down into its components of known title claims, incurred but not reported claims and non-title claims, follows:

(in thousands except percentages)	September 30, 2009		December 31, 2008
Known title claims	$215,958	17.2%	$234,380	17.7%
Incurred but not reported	988,581	78.7%	1,035,779	78.1%

Total title claims	1,204,539	95.9%	1,270,159	95.8%
Non-title claims	51,902	4.1%	56,123	4.2%

Total loss reserves	$1,256,441	100.0%	$1,326,282	100.0%

NOTE 13. Income Taxes:

As discussed in Note 1 to our combined annual financial statements as of December 31, 2008 and 2007, and for each of the three years ended December 31, 2008, we are included in the combined federal and state income tax returns of First American. Our income taxes payable to and receivable from First American are included in income tax payable and income tax receivable line items on the accompanying condensed combined balance sheets.

The effective income tax rate (income tax expense (benefit) as a percentage of income (loss) before income taxes) was 43.0% for the nine months ended September 30, 2009 and 50.2% for the same period of the prior year. The decrease in the effective rate was primarily attributable to changes in the ratio of permanent differences to income before income taxes and the effect of interest and penalties recognized in the quarter relating to FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“ASC Topic 740-10”).

As of September 30, 2009, the liability for income taxes associated with uncertain tax positions was $13.6 million. This liability can be reduced by $2.6 million of offsetting tax benefits associated with the correlative effects of potential transfer pricing adjustments, state income taxes and timing adjustments. The net amount of $11.0 million, if recognized, would favorably affect our effective tax rate.

FIRST AMERICAN FINANCIAL CORPORATION

A BUSINESS SEGMENT OF THE FIRST AMERICAN CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Our continuing practice is to recognize interest and penalties, if any, related to uncertain tax positions in tax expense. As of September 30, 2009, we had accrued $3.1 million of interest (net of tax benefit) and penalties related to uncertain tax positions. We or one of our subsidiaries file income tax returns in the U.S. federal jurisdiction, various state jurisdictions, and various non-U.S. jurisdictions. With few exceptions, we are no longer subject to U.S. federal, state, and non-U.S. income tax examinations by taxing authorities for years prior to 2005.

It is reasonably possible that the amount of the unrecognized tax benefit with respect to certain of our unrecognized tax positions will significantly increase or decrease within the next 12 months. These changes may be the result of items such as ongoing audits, competent authority proceedings related to transfer pricing, or the expiration of federal and state statutes of limitation for the assessment of taxes. We estimate that decreases in unrecognized tax benefits within the next 12 months will total approximately $7.3 million.

NOTE 14. Other Comprehensive Income (Loss):

Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

Components of other comprehensive income (loss) are as follows for the nine months ended September 30, 2009:

(in thousands)	Net unrealized gains (losses) on securities	Foreign currency translation adjustment	Pension benefit adjustment	Accumulated other comprehensive income (loss)
Balance at December 31, 2008	$(72,592)	$(26,717)	$(167,020)	$(266,329)
Pretax change	76,408	26,966	19,327	122,701
Pretax change in other-than-temporary impairments for which credit-related portion was recognized in net realized investment gains (losses)	(406)	—	—	(406)
Tax effect	(23,376)	—	(6,765)	(30,141)

Balance at September 30, 2009	$(19,966)	$249	$(154,458)	$(174,175)

Components of other comprehensive income (loss) allocated to us and noncontrolling interests are as follows:

(in thousands)	Net unrealized gains (losses) on securities	Foreign currency translation adjustment	Pension benefit adjustment	Accumulated other comprehensive income (loss)
Allocated to FinCo	$(72,375)	$(22,060)	$(167,020)	$(261,455)
Allocated to noncontrolling interests	(217)	(4,657)	—	(4,874)

Balance at December 31, 2008	$(72,592)	$(26,717)	$(167,020)	$(266,329)

Allocated to FinCo	$(19,922)	$4,076	$(154,458)	$(170,304)
Allocated to noncontrolling interests	(44)	(3,827)	—	(3,871)

Balance at September 30, 2009	$(19,966)	$249	$(154,458)	$(174,175)

FIRST AMERICAN FINANCIAL CORPORATION

A BUSINESS SEGMENT OF THE FIRST AMERICAN CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

NOTE 15. Related Party Transactions:

During the nine months ended September 30, 2009, we made cash dividend payments of $53.0 million to First American, which were recorded as a reduction of invested equity on our condensed combined balance sheets. No cash dividend payments were made during the nine months ended September 30, 2008.

At September 30, 2009 and December 31, 2008, we held notes receivable from First American totaling $190.4 million and $192.9 million, respectively, with weighted average interest rates of 5.92% and 5.89%, respectively. The notes have maturity dates ranging from 2010 to 2020. Interest income earned on the notes receivable totaled $8.8 million and $7.3 million for the nine months ended September 30, 2009 and 2008, respectively.

Additionally, we own three office buildings that are leased to the Information Solutions Company under the terms of formal lease agreements. Rental income associated with these properties totaled $6.1 million and $4.9 million for the nine months ended September 30, 2009 and 2008, respectively.

We are allocated corporate income and overhead expenses from First American for corporate-related functions based on an allocation methodology that considers the number of our domestic headcount, our total assets and revenue or a combination of such drivers. General corporate overhead expense allocations include executive management, tax, accounting and auditing, legal and treasury services, payroll, human resources and certain employee benefits and marketing and communications. During the nine months ended September 30, 2009 and 2008, we were allocated $42.9 million and $50.0 million, respectively, of general net corporate expenses from First American, which are included within the investment and other income, net realized investment losses, salaries and other personnel costs, other operating expenses, depreciation and amortization and interest expense line items in the accompanying condensed combined statements of income.

As discussed in Note 1 to our combined annual financial statements as of December 31, 2008 and 2007, and for each of the three years ended December 31, 2008, we participate in First American’s share-based compensation plans and record compensation expense based on First American equity awards granted solely to our employees. We recognized share-based compensation expense of $10.7 million and $7.4 million for the nine months ended September 30, 2009 and 2008.

For the nine months ended September 30, 2009 and 2008, we entered into transactions with affiliates of First American. The expenses associated with these transactions, which primarily relate to purchases of data, other settlement services and offshoring totaled $32.9 million and $38.6 million for the nine months ended September 30, 2009 and 2008, respectively, and are included in other operating expenses in our condensed combined statements of income (loss).

NOTE 16. Pending Accounting Pronouncements:

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140” (“SFAS 166”). SFAS 166 removes the concept of a qualifying special-purpose entity from Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” (“SFAS 140”) establishes a new “participating interest” definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarifies and amends the derecognition criteria for a transfer to be accounted for as a sale, and changes the amount that can be recognized as a gain or loss on a transfer accounted for as a sale when beneficial interests are received by the transferor. Enhanced disclosures are also required to provide

FIRST AMERICAN FINANCIAL CORPORATION

A BUSINESS SEGMENT OF THE FIRST AMERICAN CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

information about transfers of financial assets and a transferor’s continuing involvement with transferred financial assets. This statement must be applied as of the beginning of an entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We are currently evaluating the effect that adoption of this standard will have on our combined financial position and results of operations when it becomes effective in 2010.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 amends FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“ASC Topic 810-10”) to require an enterprise to qualitatively assess the determination of the primary beneficiary of a variable interest entity (“VIE”) based on whether the entity (1) has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (2) has the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. Also, SFAS 167 requires an ongoing reconsideration of the primary beneficiary, and amends the events that trigger a reassessment of whether an entity is a VIE. Enhanced disclosures are also required to provide information about an enterprise’s involvement in a VIE. This statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We are currently evaluating the effect that adoption of this standard will have on our combined financial position and results of operations when it becomes effective in 2010.

NOTE 17. Subsequent Events:

In June 2009, we adopted ASC Topic 855-10. ASC Topic 855-10 is modeled after the subsequent event guidance in auditing literature, with some terminology changes and additional required disclosures. Subsequent events have been reviewed through December 11, 2009, the date of issuance of these condensed combined financial statements. There were no material subsequent events requiring adjustment to or disclosure in our condensed combined financial statements.